                                                    Registration Nos. 333-
                                                                      811-02441

   As filed with the Securities and Exchange Commission on November 4, 2019

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

               Pre-Effective Amendment No.       [  ]       [  ]

               Post-Effective Amendment No.      [  ]       [  ]

                                    and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              Amendment No.     [133]       [X]

          American General Life Insurance Company SEPARATE ACCOUNT D
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
        (Address of Depositor's Principal Executive Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code: (800) 871-2000

                        AMERICAN HOME ASSURANCE COMPANY
                              (Name of Guarantor)
                175 Water Street, 18th Floor New York, NY 10038
        (Address of Guarantor's Principal Executive Offices) (Zip Code)

       Guarantor's Telephone Number, Including Area Code: (212) 770-7000

                              Manda Ghaferi, Esq.
                    American General Life Insurance Company
       21650 Oxnard Street, Suite 750, Woodland Hills, California 91367
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Title of Securities Being Registered: (i) Units of interest in American General Life Insurance Company Separate Account D of American General Life Insurance Company under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the Chairman Variable Annuity contract on a new Form N-4 registration statement and adding supplements to the prospectus and SAI describing the contract. Interests under the contracts were previously registered on Form N-4 registration statement File No. 333-102302 and funded by American General Life Insurance Company Separate Account VA-1 ("Separate Account VA-1") (File No. 811-07781). On November 29, 2019, American General Life Insurance Company Separate Account VA-1 was consolidated into American General Life Insurance Company Separate Account D ("Separate Account D"). Parts A and B - The Prospectus and Statement of Additional Information dated January 2, 2003, as supplemented, included in Initial Filing and Amendment No. 10, filed on December 31, 2002 File Nos. 333-102302 and 811-07781, are hereby incorporated by reference.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, the Registrant no longer files annual post-effective amendments to this Form N-4.

                         THE CHAIRMAN VARIABLE ANNUITY
                                Issued through
          American General Life Insurance Company Separate Account D
                                      by
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                       Supplement Dated December 2, 2019
                                    to the
               Prospectus dated January 2, 2003, as Supplemented

American General Life Insurance Company ("AGL") is amending the prospectus for the Chairman Variable Annuity contracts (the "contracts") for the purpose of providing information regarding the consolidation of its American General Life Insurance Company Separate Account VA-1 ("Separate Account VA-1") and American General Life Insurance Company Separate Account D ("Separate Account D").

AGL no longer sells the contracts.

The following paragraphs are added to the prospectus:

Separate Account Consolidation

Effective on November 29, 2019 after the close of business, American General Life Insurance Company ("AGL") consolidated Separate Account VA-1 with Separate Account D, with Separate Account D being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to Separate Account VA-1 are hereby replaced with Separate Account D.

The Consolidation did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the name of the separate account. The number of accumulation units, the accumulation unit values for the subaccounts in which you invest, and the subaccounts available under the contract did not change as a result of the Consolidation. Your contract value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any contract owners. Until we amend all forms related to the contracts, some forms may still refer to the prior name of the separate account.

The following replaces the first paragraph under the section of the prospectus entitled "The Separate Account":

The Separate Account

AGL established Separate Account D on November 19, 1973. It may be used to support the contract and other variable annuity contracts, and used for other permitted purposes. The contracts were previously issued through Separate Account VA-1. Effective on the close of business November 29, 2019, Separate Account VA-1 was consolidated into Separate Account D. The separate account receives and invests the purchase payments that are allocated to it for investment in shares of the underlying fund portfolios.

The following information about the American Home Assurance Company ("American Home" or "Guarantor") Guarantee is added under the GUARANTEE OF INSURANCE OBLIGATIONS header of the prospectus:

Guarantees for contracts and certificates issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of American General Life Insurance Company Separate Account VA-1 into Separate Account D will not impact the insurance obligations under the Guarantee.

If you have any questions, or would like to receive a copy of the prospectus and/or Statement of Additional Information, please call us at the Annuity Service Center at (800) 445-7862.

       THE CHAIRMAN(R) COMBINATION FIXED AND VARIABLE ANNUITY CONTRACTS
 Issued through American General Life Insurance Company Separate Account D* by
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                   Supplement Dated December 2, 2019 to the
  Statement of Additional Information dated January 2, 2003, as Supplemented

   The following hereby amends and supplements your Statement of Additional
   Information:

* Prior to December 2, 2019, the contracts were issued through American General Life Insurance Company Separate Account VA-1 ("Separate Account VA-1"). On November 29, 2019, Separate Account VA-1 was consolidated with American General Life Insurance Company Separate Account D ("Separate Account D"). All references to Separate Account VA-1 are hereby replaced with Separate Account D.

The following paragraphs are added to Statement of Additional Information:

Separate Account Consolidation

   Effective after the close of business on November 29, 2019, American General Life Insurance Company ("AGL") consolidated Separate Account VA-1 with Separate Account D, with Separate Account D being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to Separate Account VA-1 are hereby replaced with Separate Account D.

   The Consolidation did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the name of the separate account. The number of units and the accumulation values for the variable investment divisions in which you invest, and the variable investment divisions available under the Contract did not change as a result of the Consolidation. Your accumulation value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any Contract Owners. Until we amend all forms related to the Contracts, some forms may still refer to the prior name of the separate account.

   The purpose of the Consolidation was to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

   The contracts were previously issued through Separate Account VA-1. Effective on the close of business November 29, 2019, Separate Account VA-1 was consolidated into Separate Account D (the "the Separate Account"). The Separate Account meets the definition of a "Separate Account" under the federal securities laws and its registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. The separate account receives and invests the purchase payments that are allocated to it for investment in shares of the underlying fund portfolios.

   The following information about the American Home Assurance Company ("American Home" or "Guarantor") Guarantee is added to the section entitled "American Home Guarantee":

   Guarantees for Contracts issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of Separate Account VA-1 into Separate Account D will not impact the insurance obligations under the Guarantee.

The following replaces the section entitled "Financial Statements":

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, TX 77002, serves as the independent registered public accounting firm for Separate Account D, Separate Account VA-1, American General Life Insurance Company ("AGL"), and American Home Assurance Company.

   You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

   The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

    .  Pro Forma Narrative description of the effects of the Consolidation.

    . The Audited Financial Statements of Separate Account D of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Financial Statements of Separate Account VA-1 of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of American General Life Insurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of American Home Assurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

   The financial statements of AGL should be considered only as bearing on the ability of AGL to meet its obligation under the contracts.

   You should only consider the statutory financial statements of American Home Assurance Company ("American Home") that we include in the Statement of Additional Information as a bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the American Home guarantee.

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

   Effective after the close of business November 29, 2019, American General Life Insurance Company ("AGL") consolidated Separate Account VA-1 with Separate Account D, with Separate Account D being the surviving Separate Account after such consolidation. Financial statements issued on and after December 2, 2019 will reflect the consolidation transaction.

   Pursuant to Regulation S-X, Rule 11-02(b), the following is a narrative description of the pro forma effects of the consolidation described above.

   The consolidation will result in the financial statements of Separate Account VA-1 being combined with the financial statements of Separate Account
D. In effect, the consolidation will result in the transfer of the subaccounts in Separate Account VA-1 to Separate Account D. Each subaccount will remain unchanged and will continue to reflect the number and value of units currently outstanding.

   The statements of net assets, statements of operations and statements of changes in net assets will reflect each of the individual subaccount holdings and results, respectively, and the footnotes to the financial statements will reflect the individual subaccounts similar to what has historically been presented with the exception that the information will be presented in a single set of financial statements.

   The purpose of the Consolidation is to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

American General
Life Companies

                                                             Separate Account D
                                        American General Life Insurance Company

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

 LOGO

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and the Contract Owners of Separate Account D.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account D indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account D as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

 American Century VP Value Fund Class I Dreyfus VIF Quality Bond Portfolio
                                        Initial Shares

 Dreyfus IP MidCap Stock Portfolio      Fidelity VIP Government Money Market
 Initial Shares                         Portfolio Initial Class

 The Dreyfus Sustainable U.S. Equity    Fidelity VIP Growth Portfolio Service
 Portfolio, Inc. Initial Shares         Class 2

 Dreyfus VIF Opportunistic Small Cap    Fidelity VIP Index 500 Portfolio
 Portfolio Initial Shares               Initial Class

 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Overseas Portfolio
 Initial Class                          Initial Class (2)

 Fidelity VIP Asset Manager Portfolio   Invesco Government Money Market Fund
 Service Class 2                        Class AX

 Fidelity VIP Contrafund Portfolio      Invesco High Yield Fund Class A
 Service Class 2

 Fidelity VIP Equity-Income Portfolio   Invesco V.I. Government Securities
 Service Class 2                        Fund Series I

 FTVIP Templeton Foreign VIP Fund       Invesco V.I. Growth and Income Fund
 Class 2                                Series I

 Goldman Sachs VIT Strategic Growth     Invesco V.I. High Yield Fund Series I
 Fund Institutional Shares

 Invesco Comstock Fund Class A          Invesco V.I. International Growth
                                        Fund Series I

 Invesco Corporate Bond Fund Class A    Janus Henderson Overseas Portfolio
 (2)                                    Service Shares

 Invesco V.I. American Franchise Fund   MFS VIT New Discovery Series Initial
 Series I                               Class

 Invesco V.I. American Value Fund       MFS VIT Research Series Initial Class
 Series I

 Invesco V.I. Comstock Fund Series I    Morgan Stanley VIF Growth Portfolio
                                        Class I

 Invesco V.I. Core Equity Fund Series I Morgan Stanley VIF U.S. Real Estate
                                        Portfolio Class I

 Invesco V.I. Global Core Equity Fund   Neuberger Berman AMT Mid Cap Growth
 Series I                               Portfolio Class I

 Janus Henderson Enterprise Portfolio   PIMCO Total Return Portfolio
 Service Shares                         Administrative Class

 Janus Henderson Global Research        Pioneer Select Mid Cap Growth VCT
 Portfolio Service Shares               Portfolio Class I

 JPMorgan Insurance Trust Small Cap     PVC SAM Conservative Balanced
 Core Portfolio Class 1                 Portfolio Class 1

 MFS VIT Growth Series Initial Class    PVC SAM Conservative Growth Portfolio
                                        Class 1

 MFS VIT II Core Equity Portfolio       PVC SAM Flexible Income Portfolio
 Initial Class                          Class 1

 Morgan Stanley VIF Core Plus Fixed     PVC SAM Strategic Growth Portfolio
 Income Portfolio Class I               Class 1

 Morgan Stanley VIF Emerging Markets    PVC Short-Term Income Account Class 1
 Equity Portfolio Class I

 Morgan Stanley VIF Global Strategist   PVC SmallCap Account Class 1
 Portfolio Class I

 Neuberger Berman AMT Large Cap Value   Putnam VT International Value Fund
 Portfolio Class I (2)                  Class IB

 PIMCO Real Return Portfolio            VALIC Company I Mid Cap Index Fund
 Administrative Class

 PIMCO Short-Term Portfolio             VALIC Company I Nasdaq-100 Index Fund
 Administrative Class

--------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

 LOGO

 Pioneer Fund VCT Portfolio Class I     VALIC Company I Science & Technology
                                        Fund

 PVC Diversified International Account VALIC Company I Small Cap Index Fund Class 1

 PVC Equity Income Account Class 1      VALIC Company I Stock Index Fund

 PVC Government & High Quality Bond
 Account Class 1

 PVC Income Account Class 1

 PVC LargeCap Growth Account Class 1

 PVC Principal Capital Appreciation
 Account Class 1

 PVC SAM Balanced Portfolio Class 1

 Putnam VT Equity Income Fund Class IB
 (1) (3)

 Royce Small-Cap Portfolio Investment
 Class

 VALIC Company I Blue Chip Growth Fund

 VALIC Company I Dividend Value Fund

 VALIC Company I Global Social
 Awareness Fund

 VALIC Company I Government Money
 Market I Fund

 VALIC Company I Health Sciences Fund

 VALIC Company I International
 Equities Index Fund

(1)The Putnam VT Growth and Income Fund, in operation for the period January 1, 2016 to May 12, 2017 (cessation of operations), merged into the Putnam VT Equity Income Fund, in operation for the period May 12, 2017 (commencement of operations) to December 31, 2017.
(2)There is no respective statement of assets and liabilities and statement of operations and changes in net assets, since there was no activity for the periods presented.
(3)Where there was a cessation of operations, only a statement of operations and changes in net assets is included for the respective period presented.

Basis for Opinions

These financial statements are the responsibility of American General Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account D based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the Separate Account D in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

 LOGO

 LOGO

Houston, Texas
April, 22/nd/ 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018


-------------------------------------------------------------------------------------------------------------------------------

                                                                Due from (to)             Contract   Contract     Net Assets
                                                                  Company's               Owners -   Owners -   Attributable to
                                                 Investments at    General                Annuity  Accumulation Contract Owner
Sub-accounts                                       Fair Value   Account, Net  Net Assets  Reserves   Reserves      Reserves
------------                                     -------------- ------------- ----------- -------- ------------ ---------------
American Century VP Value Fund Class I            $   232,954        $--      $   232,954 $     -- $   232,954    $   232,954
Dreyfus IP MidCap Stock Portfolio Initial
  Shares                                               75,904         --           75,904       --      75,904         75,904
Dreyfus VIF Opportunistic Small Cap Portfolio
  Initial Shares                                      168,169         --          168,169       --     168,169        168,169
Dreyfus VIF Quality Bond Portfolio Initial
  Shares                                              194,558         --          194,558       --     194,558        194,558
The Dreyfus Sustainable U.S. Equity Portfolio,
  Inc. Initial Shares                                 202,678         --          202,678       --     202,678        202,678
Fidelity VIP Asset Manager Portfolio Initial
  Class                                                91,860         --           91,860       --      91,860         91,860
Fidelity VIP Asset Manager Portfolio Service
  Class 2                                              58,757         --           58,757       --      58,757         58,757
Fidelity VIP Contrafund Portfolio Service Class
  2                                                   445,261         --          445,261       --     445,261        445,261
Fidelity VIP Equity-Income Portfolio Service
  Class 2                                             286,426         --          286,426       --     286,426        286,426
Fidelity VIP Government Money Market
  Portfolio Initial Class                             777,000         --          777,000       --     777,000        777,000
Fidelity VIP Growth Portfolio Service Class 2         305,329         --          305,329       --     305,329        305,329
Fidelity VIP Index 500 Portfolio Initial Class         40,773         --           40,773       --      40,773         40,773
FTVIP Templeton Foreign VIP Fund Class 2               96,636         --           96,636       --      96,636         96,636
Goldman Sachs VIT Strategic Growth Fund
  Institutional Shares                                 31,397         --           31,397       --      31,397         31,397
Invesco Comstock Fund Class A                       1,462,280         --        1,462,280   80,315   1,381,965      1,462,280
Invesco Government Money Market Fund Class
  AX                                                   52,719         --           52,719   13,601      39,118         52,719
Invesco High Yield Fund Class A                       506,553         --          506,553       --     506,553        506,553
Invesco V.I. American Franchise Fund Series I       3,896,972         --        3,896,972  593,516   3,303,456      3,896,972
Invesco V.I. American Value Fund Series I           2,501,195         --        2,501,195       --   2,501,195      2,501,195
Invesco V.I. Comstock Fund Series I                 2,380,402         --        2,380,402       --   2,380,402      2,380,402
Invesco V.I. Core Equity Fund Series I                393,101         --          393,101       --     393,101        393,101
Invesco V.I. Global Core Equity Fund Series I         793,492         --          793,492       --     793,492        793,492
Invesco V.I. Government Securities Fund Series
  I                                                   783,279         --          783,279   27,559     755,720        783,279
Invesco V.I. Growth and Income Fund Series I        6,851,644         --        6,851,644       --   6,851,644      6,851,644
Invesco V.I. High Yield Fund Series I                 440,882         --          440,882       --     440,882        440,882
Invesco V.I. International Growth Fund Series I       161,151         --          161,151       --     161,151        161,151
Janus Henderson Enterprise Portfolio Service
  Shares                                               94,060         --           94,060       --      94,060         94,060
Janus Henderson Global Research Portfolio
  Service Shares                                       36,270         --           36,270       --      36,270         36,270
Janus Henderson Overseas Portfolio Service
  Shares                                               42,620         --           42,620       --      42,620         42,620
JPMorgan Insurance Trust Small Cap Core
  Portfolio Class 1                                    48,670         --           48,670       --      48,670         48,670
MFS VIT Growth Series Initial Class                   572,074         --          572,074       --     572,074        572,074
MFS VIT II Core Equity Portfolio Initial Class        134,279         --          134,279       --     134,279        134,279
MFS VIT New Discovery Series Initial Class             85,088         --           85,088       --      85,088         85,088
MFS VIT Research Series Initial Class                  36,735         --           36,735       --      36,735         36,735
Morgan Stanley VIF Core Plus Fixed Income
  Portfolio Class I                                   756,126         --          756,126       --     756,126        756,126
Morgan Stanley VIF Emerging Markets Equity
  Portfolio Class I                                   790,271         --          790,271       --     790,271        790,271
Morgan Stanley VIF Global Strategist Portfolio
  Class I                                             351,847         --          351,847       --     351,847        351,847
Morgan Stanley VIF Growth Portfolio Class I         4,049,272         --        4,049,272       --   4,049,272      4,049,272
Morgan Stanley VIF U.S. Real Estate Portfolio
  Class I                                             552,235         --          552,235       --     552,235        552,235
Neuberger Berman AMT Mid Cap Growth
  Portfolio Class I                                    57,832         --           57,832       --      57,832         57,832
PIMCO Real Return Portfolio Administrative
  Class                                               184,618         --          184,618       --     184,618        184,618
PIMCO Short-Term Portfolio Administrative
  Class                                                38,984         --           38,984       --      38,984         38,984
PIMCO Total Return Portfolio Administrative
  Class                                               286,461         --          286,461       --     286,461        286,461
Pioneer Fund VCT Portfolio Class I                    143,894         --          143,894       --     143,894        143,894
Pioneer Select Mid Cap Growth VCT Portfolio
  Class I                                             222,998         --          222,998       --     222,998        222,998
PVC Diversified International Account Class 1       1,301,900         --        1,301,900       --   1,301,900      1,301,900
PVC Equity Income Account Class 1                   2,608,503         --        2,608,503       --   2,608,503      2,608,503
PVC Government & High Quality Bond
  Account Class 1                                     952,290         --          952,290       --     952,290        952,290
PVC Income Account Class 1                          1,829,566         --        1,829,566       --   1,829,566      1,829,566
PVC LargeCap Growth Account Class 1                 7,494,198         --        7,494,198       --   7,494,198      7,494,198
PVC Principal Capital Appreciation Account
  Class 1                                           8,151,314         --        8,151,314       --   8,151,314      8,151,314
PVC SAM Balanced Portfolio Class 1                 14,429,182         --       14,429,182       --  14,429,182     14,429,182
PVC SAM Conservative Balanced Portfolio
  Class 1                                             835,612         --          835,612       --     835,612        835,612
PVC SAM Conservative Growth Portfolio Class
  1                                                13,733,373         --       13,733,373       --  13,733,373     13,733,373
PVC SAM Flexible Income Portfolio Class 1           1,890,232         --        1,890,232       --   1,890,232      1,890,232
PVC SAM Strategic Growth Portfolio Class 1          5,734,549         --        5,734,549       --   5,734,549      5,734,549
PVC Short-Term Income Account Class 1                 568,235         --          568,235       --     568,235        568,235
PVC SmallCap Account Class 1                        2,529,021         --        2,529,021       --   2,529,021      2,529,021
Putnam VT Equity Income Fund Class IB                 323,861         --          323,861       --     323,861        323,861
Putnam VT International Value Fund Class IB            50,456         --           50,456       --      50,456         50,456
Royce Small-Cap Portfolio Investment Class            104,835         --          104,835       --     104,835        104,835
VALIC Company I Blue Chip Growth Fund                  37,042         --           37,042       --      37,042         37,042
VALIC Company I Government Money Market
  I Fund                                            1,149,822         --        1,149,822       --   1,149,822      1,149,822
VALIC Company I Health Sciences Fund                   97,868         --           97,868       --      97,868         97,868

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                       1

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

--------------------------------------------------------------------------------------------------------------------------------

                                                                  Due from (to)            Contract   Contract     Net Assets
                                                                    Company's              Owners -   Owners -   Attributable to
                                                   Investments at    General               Annuity  Accumulation Contract Owner
Sub-accounts                                         Fair Value   Account, Net  Net Assets Reserves   Reserves      Reserves
------------                                       -------------- ------------- ---------- -------- ------------ ---------------
VALIC Company I International Equities Index Fund     $165,942         $--       $165,942  $    --    $165,942      $165,942
VALIC Company I Mid Cap Index Fund                     912,695          --        912,695       --     912,695       912,695
VALIC Company I Nasdaq-100 Index Fund                   40,877          --         40,877       --      40,877        40,877
VALIC Company I Science & Technology Fund               41,211          --         41,211       --      41,211        41,211
VALIC Company I Small Cap Index Fund                   134,751          --        134,751       --     134,751       134,751
VALIC Company I Stock Index Fund                       947,006          --        947,006   34,767     912,239       947,006

The accompanying Notes to Financial Statements are an integral part of this statement.

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                                       2

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018


----------------------------------------------------------------------------------------------------------------------------

                                                                              Net Asset
                                                                              Value per Shares at Fair Cost of Shares
Sub-accounts                                                         Shares     Share       Value           Held      Level*
------------                                                        --------- --------- -------------- -------------- ------
American Century VP Value Fund Class I                                 23,272  $ 10.01   $   232,954    $   142,630     1
Dreyfus IP MidCap Stock Portfolio Initial Shares                        4,518    16.80        75,904         75,084     1
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares            4,082    41.20       168,169        143,820     1
Dreyfus VIF Quality Bond Portfolio Initial Shares                      17,157    11.34       194,558        202,401     1
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. Initial Shares      6,595    30.73       202,678        220,666     1
Fidelity VIP Asset Manager Portfolio Initial Class                      6,715    13.68        91,860        100,302     1
Fidelity VIP Asset Manager Portfolio Service Class 2                    4,408    13.33        58,757         64,426     1
Fidelity VIP Contrafund Portfolio Service Class 2                      14,221    31.31       445,261        398,849     1
Fidelity VIP Equity-Income Portfolio Service Class 2                   14,430    19.85       286,426        289,550     1
Fidelity VIP Government Money Market Portfolio Initial Class          777,000     1.00       777,000        777,000     1
Fidelity VIP Growth Portfolio Service Class 2                           4,932    61.91       305,329        227,342     1
Fidelity VIP Index 500 Portfolio Initial Class                            162   252.46        40,773         22,900     1
FTVIP Templeton Foreign VIP Fund Class 2                                7,585    12.74        96,636        102,995     1
Goldman Sachs VIT Strategic Growth Fund Institutional Shares            3,210     9.78        31,397         39,281     1
Invesco Comstock Fund Class A                                          67,950    21.52     1,462,280      1,219,445     1
Invesco Government Money Market Fund Class AX                          52,719     1.00        52,719         52,719     1
Invesco High Yield Fund Class A                                       131,572     3.85       506,553        531,615     1
Invesco V.I. American Franchise Fund Series I                          68,188    57.15     3,896,972      2,867,366     1
Invesco V.I. American Value Fund Series I                             180,461    13.86     2,501,195      2,950,525     1
Invesco V.I. Comstock Fund Series I                                   147,668    16.12     2,380,402      2,268,162     1
Invesco V.I. Core Equity Fund Series I                                 12,705    30.94       393,101        371,939     1
Invesco V.I. Global Core Equity Fund Series I                          88,264     8.99       793,492        688,497     1
Invesco V.I. Government Securities Fund Series I                       69,811    11.22       783,279        819,617     1
Invesco V.I. Growth and Income Fund Series I                          391,299    17.51     6,851,644      7,919,287     1
Invesco V.I. High Yield Fund Series I                                  87,131     5.06       440,882        469,789     1
Invesco V.I. International Growth Fund Series I                         4,886    32.98       161,151        144,384     1
Janus Henderson Enterprise Portfolio Service Shares                     1,493    62.99        94,060         77,074     1
Janus Henderson Global Research Portfolio Service Shares                  786    46.15        36,270         25,260     1
Janus Henderson Overseas Portfolio Service Shares                       1,662    25.64        42,620         51,647     1
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1               2,307    21.10        48,670         42,747     1
MFS VIT Growth Series Initial Class                                    12,169    47.01       572,074        370,568     1
MFS VIT II Core Equity Portfolio Initial Class                          6,194    21.68       134,279        144,953     1
MFS VIT New Discovery Series Initial Class                              4,873    17.46        85,088         83,482     1
MFS VIT Research Series Initial Class                                   1,474    24.93        36,735         39,462     1
Morgan Stanley VIF Core Plus Fixed Income Portfolio Class I            71,131    10.63       756,126        753,618     1
Morgan Stanley VIF Emerging Markets Equity Portfolio Class I           54,539    14.49       790,271        803,027     1
Morgan Stanley VIF Global Strategist Portfolio Class I                 35,721     9.85       351,847        367,300     1
Morgan Stanley VIF Growth Portfolio Class I                           141,484    28.62     4,049,272      3,801,497     1
Morgan Stanley VIF U.S. Real Estate Portfolio Class I                  28,291    19.52       552,235        457,908     1
Neuberger Berman AMT Mid Cap Growth Portfolio Class I                   2,401    24.09        57,832         56,450     1
PIMCO Real Return Portfolio Administrative Class                       15,580    11.85       184,618        208,531     1
PIMCO Short-Term Portfolio Administrative Class                         3,789    10.29        38,984         38,905     1
PIMCO Total Return Portfolio Administrative Class                      27,334    10.48       286,461        308,217     1
Pioneer Fund VCT Portfolio Class I                                     10,643    13.52       143,894        195,320     1
Pioneer Select Mid Cap Growth VCT Portfolio Class I                     8,985    24.82       222,998        229,066     1
PVC Diversified International Account Class 1                          94,891    13.72     1,301,900      1,214,350     1
PVC Equity Income Account Class 1                                     114,108    22.86     2,608,503      2,177,928     1
PVC Government & High Quality Bond Account Class 1                    100,559     9.47       952,290      1,043,221     1
PVC Income Account Class 1                                            182,774    10.01     1,829,566      1,920,481     1
PVC LargeCap Growth Account Class 1                                   265,281    28.25     7,494,198      4,623,828     1
PVC Principal Capital Appreciation Account Class 1                    315,209    25.86     8,151,314      7,333,599     1
PVC SAM Balanced Portfolio Class 1                                  1,038,071    13.90    14,429,182     16,132,331     1
PVC SAM Conservative Balanced Portfolio Class 1                        75,621    11.05       835,612        902,234     1
PVC SAM Conservative Growth Portfolio Class 1                         800,313    17.16    13,733,373     13,455,989     1
PVC SAM Flexible Income Portfolio Class 1                             159,379    11.86     1,890,232      2,024,527     1
PVC SAM Strategic Growth Portfolio Class 1                            312,339    18.36     5,734,549      6,379,471     1
PVC Short-Term Income Account Class 1                                 225,490     2.52       568,235        576,604     1
PVC SmallCap Account Class 1                                          176,855    14.30     2,529,021      2,675,679     1
Putnam VT Equity Income Fund Class IB                                  14,008    23.12       323,861        330,918     1
Putnam VT International Value Fund Class IB                             5,391     9.36        50,456         48,006     1
Royce Small-Cap Portfolio Investment Class                             13,321     7.87       104,835        113,300     1
VALIC Company I Blue Chip Growth Fund                                   1,938    19.11        37,042         29,398     1
VALIC Company I Government Money Market I Fund                      1,149,822     1.00     1,149,822      1,149,822     1
VALIC Company I Health Sciences Fund                                    5,016    19.51        97,868         95,773     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018


                                                          Net Asset
                                                          Value per Shares at Fair Cost of Shares
Sub-accounts                                       Shares   Share       Value           Held      Level*
------------                                       ------ --------- -------------- -------------- ------
VALIC Company I International Equities Index Fund  25,608  $ 6.48      $165,942       $160,264      1
VALIC Company I Mid Cap Index Fund                 37,808   24.14       912,695        867,894      1
VALIC Company I Nasdaq-100 Index Fund               3,214   12.72        40,877         27,542      1
VALIC Company I Science & Technology Fund           1,524   27.04        41,211         31,098      1
VALIC Company I Small Cap Index Fund                7,107   18.96       134,751        128,601      1
VALIC Company I Stock Index Fund                   25,657   36.91       947,006        775,416      1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       4

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                              Dreyfus VIF                        The Dreyfus
                                               American     Dreyfus IP       Opportunistic      Dreyfus VIF      Sustainable
                                              Century VP   MidCap Stock        Small Cap       Quality Bond      U.S. Equity
                                              Value Fund Portfolio Initial Portfolio Initial Portfolio Initial Portfolio, Inc.
                                               Class I        Shares            Shares            Shares       Initial Shares
                                              ---------- ----------------- ----------------- ----------------- ---------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                   $  4,383      $    555          $      --         $  5,775         $  3,931
   Mortality and expense risk and
     administrative charges                      (3,677)       (1,375)            (3,015)          (2,853)          (3,029)
                                               --------      --------          ---------         --------         --------
   Net investment income (loss)                     706          (820)            (3,015)           2,922              902
   Net realized gain (loss)                      34,585        29,591             29,134             (686)           1,518
   Capital gain distribution from mutual
     funds                                           17        11,385             36,630               --           41,579
   Change in unrealized appreciation
     (depreciation) of investments              (63,230)      (57,093)          (106,690)         (10,924)         (56,359)
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets from
  operations                                    (27,922)      (16,937)           (43,941)          (8,688)         (12,360)
                                               --------      --------          ---------         --------         --------
From contract transactions:
   Payments received from contract owners            --            --                 --              125               --
   Payments for contract benefits or
     terminations                               (64,933)      (68,851)           (51,854)         (27,647)          (7,877)
   Transfers between sub-accounts (including
     fixed account), net                             --             1             (1,775)           5,384                1
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets from
  contract transactions                         (64,933)      (68,850)           (53,629)         (22,138)          (7,876)
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets               (92,855)      (85,787)           (97,570)         (30,826)         (20,236)
Net assets at beginning of period               325,809       161,691            265,739          225,384          222,914
                                               --------      --------          ---------         --------         --------
Net assets at end of period                    $232,954      $ 75,904          $ 168,169         $194,558         $202,678
                                               ========      ========          =========         ========         ========
Beginning units                                  10,247         5,605             10,744           12,462           14,058
Units issued                                         --            --                 --              314               --
Units redeemed                                   (2,072)       (2,449)            (2,227)          (1,587)            (504)
                                               --------      --------          ---------         --------         --------
Ending units                                      8,175         3,156              8,517           11,189           13,554
                                               ========      ========          =========         ========         ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                   $  5,361      $  1,566          $      --         $  4,903         $  2,542
   Mortality and expense risk and
     administrative charges                      (4,381)       (2,003)            (3,579)          (3,124)          (2,998)
                                               --------      --------          ---------         --------         --------
   Net investment income (loss)                     980          (437)            (3,579)           1,779             (456)
   Net realized gain (loss)                      14,519         1,223             31,649              379            6,082
   Capital gain distribution from mutual
     funds                                           --         2,314              3,098               --           14,610
   Change in unrealized appreciation
     (depreciation) of investments                7,533        16,584             23,862            4,883            8,341
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets from
  operations                                     23,032        19,684             55,030            7,041           28,577
                                               --------      --------          ---------         --------         --------
From contract transactions:
   Payments received from contract owners            --            --                 --              150               --
   Payments for contract benefits or
     terminations                               (25,059)       (1,110)           (57,604)         (25,409)         (18,741)
   Transfers between sub-accounts (including
     fixed account), net                              2            (1)            (4,011)           5,016             (269)
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets from
  contract transactions                         (25,057)       (1,111)           (61,615)         (20,243)         (19,010)
                                               --------      --------          ---------         --------         --------
Increase (decrease) in net assets                (2,025)       18,573             (6,585)         (13,202)           9,567
Net assets at beginning of period               327,834       143,118            272,324          238,586          213,347
                                               --------      --------          ---------         --------         --------
Net assets at end of period                    $325,809      $161,691          $ 265,739         $225,384         $222,914
                                               ========      ========          =========         ========         ========
Beginning units                                  11,063         5,648             13,544           13,600           15,311
Units issued                                         --            --                 --              284               --
Units redeemed                                     (816)          (43)            (2,800)          (1,422)          (1,253)
                                               --------      --------          ---------         --------         --------
Ending units                                     10,247         5,605             10,744           12,462           14,058
                                               ========      ========          =========         ========         ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       5

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                     Fidelity VIP
                                                                         Asset     Fidelity VIP  Fidelity VIP    Fidelity VIP
                                                     Fidelity VIP       Manager     Contrafund   Equity-Income    Government
                                                     Asset Manager     Portfolio     Portfolio     Portfolio     Money Market
                                                   Portfolio Initial Service Class Service Class Service Class Portfolio Initial
                                                         Class             2             2             2             Class
                                                   ----------------- ------------- ------------- ------------- -----------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                           $  1,717         $   944      $   2,267     $  6,659        $  13,067
   Mortality and expense risk and administrative
     charges                                             (2,591)           (852)        (7,225)      (4,556)         (11,262)
                                                       --------         -------      ---------     --------        ---------
   Net investment income (loss)                            (874)             92         (4,958)       2,103            1,805
   Net realized gain (loss)                               1,011              20         28,733       10,123               --
   Capital gain distribution from mutual funds            5,122           2,088         48,326       16,625               --
   Change in unrealized appreciation
     (depreciation) of investments                      (13,692)         (6,545)      (107,673)     (61,372)              --
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets from operations        (8,433)         (4,345)       (35,572)     (32,521)           1,805
                                                       --------         -------      ---------     --------        ---------
From contract transactions:
   Payments for contract benefits or terminations       (72,221)            (73)       (66,141)     (44,361)         (41,776)
   Transfers between sub-accounts (including
     fixed account), net                                      2              --            327          164          (18,695)
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets from contract
  transactions                                          (72,219)            (73)       (65,814)     (44,197)         (60,471)
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets                       (80,652)         (4,418)      (101,386)     (76,718)         (58,666)
Net assets at beginning of period                       172,512          63,175        546,647      363,144          835,666
                                                       --------         -------      ---------     --------        ---------
Net assets at end of period                            $ 91,860         $58,757      $ 445,261     $286,426        $ 777,000
                                                       ========         =======      =========     ========        =========
Beginning units                                          33,392           3,658         20,444       17,538           85,251
Units issued                                                 --              --            160          220              468
Units redeemed                                          (14,311)             (4)        (2,523)      (2,427)          (6,635)
                                                       --------         -------      ---------     --------        ---------
Ending units                                             19,081           3,654         18,081       15,331           79,084
                                                       ========         =======      =========     ========        =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                           $  3,111         $   994      $   3,983     $  5,284        $   5,927
   Mortality and expense risk and administrative
     charges                                             (2,534)           (811)        (6,890)      (4,730)         (12,511)
                                                       --------         -------      ---------     --------        ---------
   Net investment income (loss)                             577             183         (2,907)         554           (6,584)
   Net realized gain (loss)                                  99              87         11,864        5,002               --
   Capital gain distribution from mutual funds           17,908           6,834         26,948        7,429               --
   Change in unrealized appreciation
     (depreciation) of investments                          390            (164)        55,601       24,442               --
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets from operations        18,974           6,940         91,506       37,427           (6,584)
                                                       --------         -------      ---------     --------        ---------
From contract transactions:
   Payments for contract benefits or terminations          (103)         (2,667)         1,290      (18,520)        (121,730)
   Transfers between sub-accounts (including
     fixed account), net                                     --              --          2,083          (23)          (3,009)
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets from contract
  transactions                                             (103)         (2,667)         3,373      (18,543)        (124,739)
                                                       --------         -------      ---------     --------        ---------
Increase (decrease) in net assets                        18,871           4,273         94,879       18,884         (131,323)
Net assets at beginning of period                       153,641          58,902        451,768      344,260          966,989
                                                       --------         -------      ---------     --------        ---------
Net assets at end of period                            $172,512         $63,175      $ 546,647     $363,144        $ 835,666
                                                       ========         =======      =========     ========        =========
Beginning units                                          33,414           3,827         20,268       18,479           97,937
Units issued                                                 --              --          1,236           --              120
Units redeemed                                              (22)           (169)        (1,060)        (941)         (12,806)
                                                       --------         -------      ---------     --------        ---------
Ending units                                             33,392           3,658         20,444       17,538           85,251
                                                       ========         =======      =========     ========        =========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       6

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                                                   Goldman
                                                   Fidelity VIP                                   Sachs VIT
                                                      Growth       Fidelity VIP       FTVIP       Strategic
                                                     Portfolio       Index 500      Templeton    Growth Fund    Invesco
                                                   Service Class Portfolio Initial Foreign VIP  Institutional   Comstock
                                                         2             Class       Fund Class 2    Shares     Fund Class A
                                                   ------------- ----------------- ------------ ------------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $    143         $   835        $  3,050     $    156     $   24,694
   Mortality and expense risk and administrative
     charges                                           (4,831)           (695)         (1,542)        (469)       (12,842)
                                                     --------         -------        --------     --------     ----------
   Net investment income (loss)                        (4,688)            140           1,508         (313)        11,852
   Net realized gain (loss)                            48,596             389             335          252         15,991
   Capital gain distribution from mutual funds         49,464             212              --       15,653        110,773
   Change in unrealized appreciation
     (depreciation) of investments                    (95,538)         (3,337)        (21,414)     (16,347)      (356,460)
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets from operations      (2,166)         (2,596)        (19,571)        (755)      (217,844)
                                                     --------         -------        --------     --------     ----------
From contract transactions:
   Payments for contract benefits or terminations     (85,334)            (36)         (4,095)        (103)       (25,221)
   Transfers between sub-accounts (including
     fixed account), net                               (3,918)              9              --           (1)            46
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets from contract
  transactions                                        (89,252)            (27)         (4,095)        (104)       (25,175)
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets                     (91,418)         (2,623)        (23,666)        (859)      (243,019)
Net assets at beginning of period                     396,747          43,396         120,302       32,256      1,705,299
                                                     --------         -------        --------     --------     ----------
Net assets at end of period                          $305,329         $40,773        $ 96,636     $ 31,397     $1,462,280
                                                     ========         =======        ========     ========     ==========
Beginning units                                        23,981           6,234           7,194        1,499         24,828
Units issued                                               --               1              --           --             --
Units redeemed                                         (5,192)             (6)           (266)          (4)          (387)
                                                     --------         -------        --------     --------     ----------
Ending units                                           18,789           6,229           6,928        1,495         24,441
                                                     ========         =======        ========     ========     ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $    276         $   723        $  2,967     $    155     $   23,973
   Mortality and expense risk and administrative
     charges                                           (4,828)           (613)         (1,569)        (396)       (11,725)
                                                     --------         -------        --------     --------     ----------
   Net investment income (loss)                        (4,552)            110           1,398         (241)        12,248
   Net realized gain (loss)                             6,601             309             800          779         33,776
   Capital gain distribution from mutual funds         24,388             124              --        1,345         36,288
   Change in unrealized appreciation
     (depreciation) of investments                     71,924           6,637          14,101        5,521        168,379
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets from operations      98,361           7,180          16,299        7,404        250,691
                                                     --------         -------        --------     --------     ----------
From contract transactions:
   Payments received from contract owners                 179              --              --           --             --
   Payments for contract benefits or terminations       7,895             (36)         (2,874)      (1,837)       (71,153)
   Transfers between sub-accounts (including
     fixed account), net                                1,557              --          (5,854)          --             (3)
   Contract maintenance charges                            --               9              --           --             --
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets from contract
  transactions                                          9,631             (27)         (8,728)      (1,837)       (71,156)
                                                     --------         -------        --------     --------     ----------
Increase (decrease) in net assets                     107,992           7,153           7,571        5,567        179,535
Net assets at beginning of period                     288,755          36,243         112,731       26,689      1,525,764
                                                     --------         -------        --------     --------     ----------
Net assets at end of period                          $396,747         $43,396        $120,302     $ 32,256     $1,705,299
                                                     ========         =======        ========     ========     ==========
Beginning units                                        23,216           6,240           7,761        1,599         25,966
Units issued                                            1,344               1              --           --             --
Units redeemed                                           (579)             (7)           (567)        (100)        (1,138)
                                                     --------         -------        --------     --------     ----------
Ending units                                           23,981           6,234           7,194        1,499         24,828
                                                     ========         =======        ========     ========     ==========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                       7

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                 Invesco
                                                                Government               Invesco V.I.  Invesco V.I.
                                                               Money Market Invesco High   American      American   Invesco V.I.
                                                                Fund Class   Yield Fund    Franchise    Value Fund    Comstock
                                                                    AX        Class A    Fund Series I   Series I   Fund Series I
                                                               ------------ ------------ ------------- ------------ -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                     $   680     $  26,666    $       --    $   14,758   $   47,818
   Mortality and expense risk and administrative charges            (396)       (3,947)      (63,355)      (43,411)     (39,539)
                                                                 -------     ---------    ----------    ----------   ----------
   Net investment income (loss)                                      284        22,719       (63,355)      (28,653)       8,279
   Net realized gain (loss)                                           --           255       212,834       137,940       96,657
   Capital gain distribution from mutual funds                        --            --       282,408       422,359      271,753
   Change in unrealized appreciation (depreciation) of
     investments                                                      --       (44,232)     (614,013)     (929,333)    (740,680)
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets from operations                    284       (21,258)     (182,126)     (397,687)    (363,991)
                                                                 -------     ---------    ----------    ----------   ----------
From contract transactions:
   Payments received from contract owners                             --            --           132            --          132
   Payments for contract benefits or terminations                     --            --      (267,371)     (280,959)    (206,693)
   Transfers between sub-accounts (including fixed account),
     net                                                              --            (8)      (68,811)      (72,563)      21,121
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets from contract transactions          --            (8)     (336,050)     (353,522)    (185,440)
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets                                    284       (21,266)     (518,176)     (751,209)    (549,431)
Net assets at beginning of period                                 52,435       527,819     4,415,148     3,252,404    2,929,833
                                                                 -------     ---------    ----------    ----------   ----------
Net assets at end of period                                      $52,719     $ 506,553    $3,896,972    $2,501,195   $2,380,402
                                                                 =======     =========    ==========    ==========   ==========
Beginning units                                                    5,516        39,254       130,085       127,477      155,340
Units issued                                                           3             1           634           128        1,309
Units redeemed                                                        (3)           (1)      (10,112)      (13,785)     (10,925)
                                                                 -------     ---------    ----------    ----------   ----------
Ending units                                                       5,516        39,254       120,607       113,820      145,724
                                                                 =======     =========    ==========    ==========   ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                     $   153     $  28,100    $    3,433    $   26,001   $   59,091
   Mortality and expense risk and administrative charges            (394)       (4,247)      (57,762)      (47,719)     (38,588)
                                                                 -------     ---------    ----------    ----------   ----------
   Net investment income (loss)                                     (241)       23,853       (54,329)      (21,718)      20,503
   Net realized gain (loss)                                           --        12,882       178,595       261,578      128,686
   Capital gain distribution from mutual funds                        --            --       334,828        37,219      115,084
   Change in unrealized appreciation (depreciation) of
     investments                                                      --        (5,062)      452,889       (16,537)     148,175
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets from operations                   (241)       31,673       911,983       260,542      412,448
                                                                 -------     ---------    ----------    ----------   ----------
From contract transactions:
   Payments received from contract owners                             --            --           396            --          396
   Payments for contract benefits or terminations                     --      (135,033)     (308,805)     (380,147)    (193,135)
   Transfers between sub-accounts (including fixed account),
     net                                                              --            (8)      274,487      (402,293)    (153,499)
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets from contract transactions          --      (135,041)      (33,922)     (782,440)    (346,238)
                                                                 -------     ---------    ----------    ----------   ----------
Increase (decrease) in net assets                                   (241)     (103,368)      878,061      (521,898)      66,210
Net assets at beginning of period                                 52,676       631,187     3,537,087     3,774,302    2,863,623
                                                                 -------     ---------    ----------    ----------   ----------
Net assets at end of period                                      $52,435     $ 527,819    $4,415,148    $3,252,404   $2,929,833
                                                                 =======     =========    ==========    ==========   ==========
Beginning units                                                    5,516        49,537       129,230       160,416      176,453
Units issued                                                          --            --        11,641         1,087          102
Units redeemed                                                        --       (10,283)      (10,786)      (34,026)     (21,215)
                                                                 -------     ---------    ----------    ----------   ----------
Ending units                                                       5,516        39,254       130,085       127,477      155,340
                                                                 =======     =========    ==========    ==========   ==========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                       8

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                 Invesco V.I. Invesco V.I.  Invesco V.I.
                                                   Invesco V.I.  Global Core   Government    Growth and  Invesco V.I.
                                                    Core Equity  Equity Fund   Securities   Income Fund   High Yield
                                                   Fund Series I   Series I   Fund Series I   Series I   Fund Series I
                                                   ------------- ------------ ------------- ------------ -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $  4,012     $   10,223   $   18,212   $   167,927    $ 23,661
   Mortality and expense risk and administrative
     charges                                           (6,109)       (13,433)     (11,227)     (118,141)     (6,690)
                                                     --------     ----------   ----------   -----------    --------
   Net investment income (loss)                        (2,097)        (3,210)       6,985        49,786      16,971
   Net realized gain (loss)                             7,521         37,147       (6,900)      246,160       3,319
   Capital gain distribution from mutual funds         28,732             --           --       765,364          --
   Change in unrealized appreciation
     (depreciation) of investments                    (80,929)      (192,618)      (7,558)   (2,239,895)    (42,621)
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets from operations     (46,773)      (158,681)      (7,473)   (1,178,585)    (22,331)
                                                     --------     ----------   ----------   -----------    --------
From contract transactions:
   Payments received from contract owners                  --            132           --           657       1,250
   Payments for contract benefits or terminations     (18,879)      (102,341)    (179,532)     (878,114)    (63,997)
   Transfers between sub-accounts (including
     fixed account), net                                  449         (8,261)        (501)     (114,523)     (9,806)
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets from contract
  transactions                                        (18,430)      (110,470)    (180,033)     (991,980)    (72,553)
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets                     (65,203)      (269,151)    (187,506)   (2,170,565)    (94,884)
Net assets at beginning of period                     458,304      1,062,643      970,785     9,022,209     535,766
                                                     --------     ----------   ----------   -----------    --------
Net assets at end of period                          $393,101     $  793,492   $  783,279   $ 6,851,644    $440,882
                                                     ========     ==========   ==========   ===========    ========
Beginning units                                        24,750         93,728       92,269       382,895      41,695
Units issued                                               38            102          867           208         387
Units redeemed                                         (1,038)       (10,011)     (18,156)      (42,897)     (6,072)
                                                     --------     ----------   ----------   -----------    --------
Ending units                                           23,750         83,819       74,980       340,206      36,010
                                                     ========     ==========   ==========   ===========    ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $  4,598     $   11,237   $   20,913   $   136,140    $ 21,557
   Mortality and expense risk and administrative
     charges                                           (5,972)       (13,697)     (13,590)     (127,063)     (7,491)
                                                     --------     ----------   ----------   -----------    --------
   Net investment income (loss)                        (1,374)        (2,460)       7,323         9,077      14,066
   Net realized gain (loss)                             9,982         20,809       (1,653)      395,532       3,203
   Capital gain distribution from mutual funds         23,030             --           --       374,068          --
   Change in unrealized appreciation
     (depreciation) of investments                     17,170        170,379          696       309,813       8,351
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets from operations      48,808        188,728        6,366     1,088,490      25,620
                                                     --------     ----------   ----------   -----------    --------
From contract transactions:
   Payments received from contract owners                  --            396           --         1,026       1,250
   Payments for contract benefits or terminations     (28,388)       (75,186)     (60,811)   (1,386,198)    (32,215)
   Transfers between sub-accounts (including
     fixed account), net                                 (149)        18,105      (18,009)     (203,932)        912
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets from contract
  transactions                                        (28,537)       (56,685)     (78,820)   (1,589,104)    (30,053)
                                                     --------     ----------   ----------   -----------    --------
Increase (decrease) in net assets                      20,271        132,043      (72,454)     (500,614)     (4,433)
Net assets at beginning of period                     438,033        930,600    1,043,239     9,522,823     540,199
                                                     --------     ----------   ----------   -----------    --------
Net assets at end of period                          $458,304     $1,062,643   $  970,785   $ 9,022,209    $535,766
                                                     ========     ==========   ==========   ===========    ========
Beginning units                                        26,413         99,481       98,412       456,498      44,075
Units issued                                               --          1,972        2,045         6,425       1,357
Units redeemed                                         (1,663)        (7,725)      (8,188)      (80,028)     (3,737)
                                                     --------     ----------   ----------   -----------    --------
Ending units                                           24,750         93,728       92,269       382,895      41,695
                                                     ========     ==========   ==========   ===========    ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       9

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                                                Janus
                                                                                     Janus    Henderson   Janus    JPMorgan
                                                                                   Henderson   Global   Henderson  Insurance
                                                                     Invesco V.I.  Enterprise Research  Overseas  Trust Small
                                                                     International Portfolio  Portfolio Portfolio  Cap Core
                                                                      Growth Fund   Service    Service   Service   Portfolio
                                                                       Series I      Shares    Shares    Shares     Class 1
                                                                     ------------- ---------- --------- --------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $  3,832     $   112    $   398  $  1,215   $    283
   Mortality and expense risk and administrative charges                 (2,543)     (1,418)      (554)   (1,047)      (976)
                                                                       --------     -------    -------  --------   --------
   Net investment income (loss)                                           1,289      (1,306)      (156)      168       (693)
   Net realized gain (loss)                                               3,604       2,124        844   (21,457)     8,581
   Capital gain distribution from mutual funds                            1,298       5,140         --        --      4,858
   Change in unrealized appreciation (depreciation) of investments      (37,696)     (7,643)    (4,016)    9,056    (20,134)
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets from operations                       (31,505)     (1,685)    (3,328)  (12,233)    (7,388)
                                                                       --------     -------    -------  --------   --------
From contract transactions:
   Payments received from contract owners                                    --          --      1,250       700        350
   Payments for contract benefits or terminations                       (10,316)     (2,857)    (1,454)  (30,413)   (18,421)
   Transfers between sub-accounts (including fixed account), net          1,572          --          1     2,004       (487)
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets from contract transactions             (8,744)     (2,857)      (203)  (27,709)   (18,558)
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets                                       (40,249)     (4,542)    (3,531)  (39,942)   (25,946)
Net assets at beginning of period                                       201,400      98,602     39,801    82,562     74,616
                                                                       --------     -------    -------  --------   --------
Net assets at end of period                                            $161,151     $94,060    $36,270  $ 42,620   $ 48,670
                                                                       ========     =======    =======  ========   ========
Beginning units                                                           9,420       5,723      3,528     5,639      2,881
Units issued                                                                 77          --        108       303         23
Units redeemed                                                             (511)       (152)      (129)   (2,465)      (741)
                                                                       --------     -------    -------  --------   --------
Ending units                                                              8,986       5,571      3,507     3,477      2,163
                                                                       ========     =======    =======  ========   ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $  2,755     $   130    $   254  $  1,213   $    221
   Mortality and expense risk and administrative charges                 (2,548)     (1,153)      (510)   (1,039)      (923)
                                                                       --------     -------    -------  --------   --------
   Net investment income (loss)                                             207      (1,023)      (256)      174       (702)
   Net realized gain (loss)                                               5,700       2,003      2,391    (6,136)       440
   Capital gain distribution from mutual funds                               --       5,953         --        --        485
   Change in unrealized appreciation (depreciation) of investments       30,382      11,799      6,244    25,173      8,761
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets from operations                        36,289      18,732      8,379    19,211      8,984
                                                                       --------     -------    -------  --------   --------
From contract transactions:
   Payments received from contract owners                               (96,771)         --      1,250       840        420
   Payments for contract benefits or terminations                       (11,915)     23,259     (6,307)   (3,795)        --
   Transfers between sub-accounts (including fixed account), net         97,139       1,155         --    (1,339)       729
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets from contract transactions            (11,547)     24,414     (5,057)   (4,294)     1,149
                                                                       --------     -------    -------  --------   --------
Increase (decrease) in net assets                                        24,742      43,146      3,322    14,917     10,133
Net assets at beginning of period                                       176,658      55,456     36,479    67,645     64,483
                                                                       --------     -------    -------  --------   --------
Net assets at end of period                                            $201,400     $98,602    $39,801  $ 82,562   $ 74,616
                                                                       ========     =======    =======  ========   ========
Beginning units                                                          10,027       4,036      4,042     5,962      2,830
Units issued                                                                572       1,900        121       114         59
Units redeemed                                                           (1,179)       (213)      (635)     (437)        (8)
                                                                       --------     -------    -------  --------   --------
Ending units                                                              9,420       5,723      3,528     5,639      2,881
                                                                       ========     =======    =======  ========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      10

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                                                                    Morgan
                                                                                                                 Stanley VIF
                                                                    MFS VIT II      MFS VIT New      MFS VIT      Core Plus
                                                      MFS VIT       Core Equity      Discovery       Research    Fixed Income
                                                   Growth Series Portfolio Initial Series Initial Series Initial  Portfolio
                                                   Initial Class       Class           Class          Class        Class I
                                                   ------------- ----------------- -------------- -------------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $    590        $  1,041         $     --       $   286      $   19,935
   Mortality and expense risk and administrative
     charges                                           (8,848)         (2,079)          (1,373)         (553)        (10,898)
                                                     --------        --------         --------       -------      ----------
   Net investment income (loss)                        (8,258)         (1,038)          (1,373)         (267)          9,037
   Net realized gain (loss)                            34,245             407            2,194           958           7,523
   Capital gain distribution from mutual funds         43,754          16,056           13,458         4,724              --
   Change in unrealized appreciation
     (depreciation) of investments                    (56,410)        (22,321)         (15,691)       (7,867)        (33,009)
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets from operations      13,331          (6,896)          (1,412)       (2,452)        (16,449)
                                                     --------        --------         --------       -------      ----------
From contract transactions:
   Payments for contract benefits or terminations     (50,223)        (10,772)          (9,619)       (1,840)       (106,716)
   Transfers between sub-accounts (including
     fixed account), net                               (1,557)              1            5,747         5,734          12,160
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets from contract
  transactions                                        (51,780)        (10,771)          (3,872)        3,894         (94,556)
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets                     (38,449)        (17,667)          (5,284)        1,442        (111,005)
Net assets at beginning of period                     610,523         151,946           90,372        35,293         867,131
                                                     --------        --------         --------       -------      ----------
Net assets at end of period                          $572,074        $134,279         $ 85,088       $36,735      $  756,126
                                                     ========        ========         ========       =======      ==========
Beginning units                                        24,988          11,646            4,129         1,917          83,852
Units issued                                               13              --              251           294           2,025
Units redeemed                                         (1,884)           (798)            (380)          (95)        (11,236)
                                                     --------        --------         --------       -------      ----------
Ending units                                           23,117          10,848            4,000         2,116          74,641
                                                     ========        ========         ========       =======      ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $    595        $  1,353         $     --       $   442      $   31,805
   Mortality and expense risk and administrative
     charges                                           (7,638)         (1,903)          (1,096)         (454)        (13,404)
                                                     --------        --------         --------       -------      ----------
   Net investment income (loss)                        (7,043)           (550)          (1,096)          (12)         18,401
   Net realized gain (loss)                            22,650              50               93         2,897           9,997
   Capital gain distribution from mutual funds         22,524           8,335            1,546         2,173              --
   Change in unrealized appreciation
     (depreciation) of investments                    106,623          21,497           17,715         1,754          18,286
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets from operations     144,754          29,332           18,258         6,812          46,684
                                                     --------        --------         --------       -------      ----------
From contract transactions:
   Payments received from contract owners                 179             179               --            --              --
   Payments for contract benefits or terminations     (35,234)         (5,401)            (700)       (3,423)       (205,991)
   Transfers between sub-accounts (including
     fixed account), net                               (5,398)             --           (3,438)       (4,135)         (6,382)
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets from contract
  transactions                                        (40,453)         (5,222)          (4,138)       (7,558)       (212,373)
                                                     --------        --------         --------       -------      ----------
Increase (decrease) in net assets                     104,301          24,110           14,120          (746)       (165,689)
Net assets at beginning of period                     506,222         127,836           76,252        36,039       1,032,820
                                                     --------        --------         --------       -------      ----------
Net assets at end of period                          $610,523        $151,946         $ 90,372       $35,293      $  867,131
                                                     ========        ========         ========       =======      ==========
Beginning units                                        26,861          12,067            4,354         2,383         104,639
Units issued                                               21              14               --            --             980
Units redeemed                                         (1,894)           (435)            (225)         (466)        (21,767)
                                                     --------        --------         --------       -------      ----------
Ending units                                           24,988          11,646            4,129         1,917          83,852
                                                     ========        ========         ========       =======      ==========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      11

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                       Morgan
                                                                     Stanley VIF   Morgan                  Morgan    Neuberger
                                                                      Emerging   Stanley VIF   Morgan    Stanley VIF Berman AMT
                                                                       Markets     Global    Stanley VIF  U.S. Real   Mid Cap
                                                                       Equity    Strategist    Growth      Estate      Growth
                                                                      Portfolio   Portfolio   Portfolio   Portfolio  Portfolio
                                                                       Class I     Class I     Class I     Class I    Class I
                                                                     ----------- ----------- ----------- ----------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $   4,131   $   4,468  $       --   $  17,321   $     --
   Mortality and expense risk and administrative charges                (12,517)     (5,662)    (62,510)     (8,804)      (946)
                                                                      ---------   ---------  ----------   ---------   --------
   Net investment income (loss)                                          (8,386)     (1,194)    (62,510)      8,517       (946)
   Net realized gain (loss)                                               3,685      31,877     112,835      29,060      1,590
   Capital gain distribution from mutual funds                               --      17,138     831,446          --      4,794
   Change in unrealized appreciation (depreciation) of investments     (175,303)    (77,765)   (631,976)    (92,513)    (9,936)
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets from operations                      (180,004)    (29,944)    249,795     (54,936)    (4,498)
                                                                      ---------   ---------  ----------   ---------   --------
From contract transactions:
   Payments received from contract owners                                    --          --         425          --         --
   Payments for contract benefits or terminations                       (16,694)   (103,353)   (201,534)    (32,390)   (10,587)
   Transfers between sub-accounts (including fixed account), net         47,602       8,823     (13,305)    (23,137)     5,728
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets from contract transactions             30,908     (94,530)   (214,414)    (55,527)    (4,859)
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets                                      (149,096)   (124,474)     35,381    (110,463)    (9,357)
Net assets at beginning of period                                       939,367     476,321   4,013,891     662,698     67,189
                                                                      ---------   ---------  ----------   ---------   --------
Net assets at end of period                                           $ 790,271   $ 351,847  $4,049,272   $ 552,235   $ 57,832
                                                                      =========   =========  ==========   =========   ========
Beginning units                                                          70,797      53,658     163,763      17,312      3,912
Units issued                                                              3,437       4,872         574         186        309
Units redeemed                                                           (1,045)    (15,536)     (8,194)     (1,644)      (574)
                                                                      ---------   ---------  ----------   ---------   --------
Ending units                                                             73,189      42,994     156,143      15,854      3,647
                                                                      =========   =========  ==========   =========   ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $   6,411   $   5,313  $       --   $  11,161   $     --
   Mortality and expense risk and administrative charges                (11,975)     (6,611)    (49,476)    (10,433)      (822)
                                                                      ---------   ---------  ----------   ---------   --------
   Net investment income (loss)                                          (5,564)     (1,298)    (49,476)        728       (822)
   Net realized gain (loss)                                               1,066      17,631     100,597     101,767        (83)
   Capital gain distribution from mutual funds                               --       6,866     304,660          --      1,216
   Change in unrealized appreciation (depreciation) of investments      244,877      40,768     797,937     (91,201)    12,583
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets from operations                       240,379      63,967   1,153,718      11,294     12,894
                                                                      ---------   ---------  ----------   ---------   --------
From contract transactions:
   Payments received from contract owners                                    --          --         510          --         --
   Payments for contract benefits or terminations                       (52,569)    (94,507)   (226,789)   (183,085)      (990)
   Transfers between sub-accounts (including fixed account), net         (9,060)        (57)    374,832     (45,299)        --
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets from contract transactions            (61,629)    (94,564)    148,553    (228,384)      (990)
                                                                      ---------   ---------  ----------   ---------   --------
Increase (decrease) in net assets                                       178,750     (30,597)  1,302,271    (217,090)    11,904
Net assets at beginning of period                                       760,617     506,918   2,711,620     879,788     55,285
                                                                      ---------   ---------  ----------   ---------   --------
Net assets at end of period                                           $ 939,367   $ 476,321  $4,013,891   $ 662,698   $ 67,189
                                                                      =========   =========  ==========   =========   ========
Beginning units                                                          76,354      65,385     155,518      23,369      3,979
Units issued                                                                 37       1,137      20,970         123         --
Units redeemed                                                           (5,594)    (12,864)    (12,725)     (6,180)       (67)
                                                                      ---------   ---------  ----------   ---------   --------
Ending units                                                             70,797      53,658     163,763      17,312      3,912
                                                                      =========   =========  ==========   =========   ========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      12

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                     PIMCO Real                   PIMCO Total                    Pioneer
                                                       Return      PIMCO Short-      Return                    Select Mid
                                                     Portfolio    Term Portfolio   Portfolio    Pioneer Fund   Cap Growth
                                                   Administrative Administrative Administrative VCT Portfolio VCT Portfolio
                                                       Class          Class          Class         Class I       Class I
                                                   -------------- -------------- -------------- ------------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                          $  4,753       $    834       $  7,354      $  1,764      $      --
   Mortality and expense risk and administrative
     charges                                            (2,623)          (523)        (3,939)       (2,103)        (3,492)
                                                      --------       --------       --------      --------      ---------
   Net investment income (loss)                          2,130            311          3,415          (339)        (3,492)
   Net realized gain (loss)                             (2,292)            50         (1,569)       (2,506)         2,968
   Capital gain distribution from mutual funds              --             49          3,441        37,089         32,997
   Change in unrealized appreciation
     (depreciation) of investments                      (6,883)          (350)       (11,075)      (38,282)       (50,717)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets from operations       (7,045)            60         (5,788)       (4,038)       (18,244)
                                                      --------       --------       --------      --------      ---------
From contract transactions:
   Payments received from contract owners                   --          1,250             --         1,250             --
   Payments for contract benefits or terminations      (17,190)           (66)       (15,373)       (4,738)        (5,247)
   Transfers between sub-accounts (including
     fixed account), net                                 8,574         (2,362)         8,574        (1,015)        (1,853)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets from contract
  transactions                                          (8,616)        (1,178)        (6,799)       (4,503)        (7,100)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets                      (15,661)        (1,118)       (12,587)       (8,541)       (25,344)
Net assets at beginning of period                      200,279         40,102        299,048       152,435        248,342
                                                      --------       --------       --------      --------      ---------
Net assets at end of period                           $184,618       $ 38,984       $286,461      $143,894      $ 222,998
                                                      ========       ========       ========      ========      =========
Beginning units                                          9,834          3,254         14,944         6,869         10,609
Units issued                                               424            101            432            70             --
Units redeemed                                            (861)          (197)          (787)         (266)          (283)
                                                      --------       --------       --------      --------      ---------
Ending units                                             9,397          3,158         14,589         6,673         10,326
                                                      ========       ========       ========      ========      =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                          $  5,292       $    822       $  6,062      $  1,677      $     216
   Mortality and expense risk and administrative
     charges                                            (3,023)          (665)        (4,039)       (1,885)        (3,688)
                                                      --------       --------       --------      --------      ---------
   Net investment income (loss)                          2,269            157          2,023          (208)        (3,472)
   Net realized gain (loss)                             (5,820)           561           (997)       (1,002)        21,888
   Capital gain distribution from mutual funds              --             --             --        19,588          3,444
   Change in unrealized appreciation
     (depreciation) of investments                       8,774           (165)         9,302         7,311         46,807
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets from operations        5,223            553         10,328        25,689         68,667
                                                      --------       --------       --------      --------      ---------
From contract transactions:
   Payments received from contract owners                   --          1,250             --         1,250             --
   Payments for contract benefits or terminations      (59,353)        (6,712)       (10,423)       (4,527)      (101,862)
   Transfers between sub-accounts (including
     fixed account), net                                    (6)       (33,490)          (903)         (309)          (378)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets from contract
  transactions                                         (59,359)       (38,952)       (11,326)       (3,586)      (102,240)
                                                      --------       --------       --------      --------      ---------
Increase (decrease) in net assets                      (54,136)       (38,399)          (998)       22,103        (33,573)
Net assets at beginning of period                      254,415         78,501        300,046       130,332        281,915
                                                      --------       --------       --------      --------      ---------
Net assets at end of period                           $200,279       $ 40,102       $299,048      $152,435      $ 248,342
                                                      ========       ========       ========      ========      =========
Beginning units                                         12,775          6,436         15,521         7,052         15,450
Units issued                                                --            275             --            62              8
Units redeemed                                          (2,941)        (3,457)          (577)         (245)        (4,849)
                                                      --------       --------       --------      --------      ---------
Ending units                                             9,834          3,254         14,944         6,869         10,609
                                                      ========       ========       ========      ========      =========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      13

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                        PVC                         PVC                          PVC
                                                    Diversified   PVC Equity     Government                   LargeCap
                                                   International    Income     & High Quality  PVC Income      Growth
                                                   Account Class Account Class  Bond Account  Account Class Account Class
                                                         1             1          Class 1           1             1
                                                   ------------- ------------- -------------- ------------- -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                        $   34,007    $   57,883     $   40,311    $   87,416    $    19,822
   Mortality and expense risk and administrative
     charges                                           (22,632)      (41,915)       (15,020)      (28,206)      (130,645)
                                                    ----------    ----------     ----------    ----------    -----------
   Net investment income (loss)                         11,375        15,968         25,291        59,210       (110,823)
   Net realized gain (loss)                             44,332       150,815        (36,117)      (20,686)       638,931
   Capital gain distribution from mutual funds              --       179,019             --            --        664,731
   Change in unrealized appreciation
     (depreciation) of investments                    (361,772)     (528,930)         2,002       (52,662)    (1,858,223)
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets from operations     (306,065)     (183,128)        (8,824)      (14,138)      (665,384)
                                                    ----------    ----------     ----------    ----------    -----------
From contract transactions:
   Payments received from contract owners                  325         3,600            650           975         (5,051)
   Payments for contract benefits or terminations     (125,342)     (322,204)      (269,612)     (300,547)      (946,012)
   Transfers between sub-accounts (including
     fixed account), net                                  (503)          325              1        (3,695)        17,982
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets from contract
  transactions                                        (125,520)     (318,279)      (268,961)     (303,267)      (933,081)
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets                     (431,585)     (501,407)      (277,785)     (317,405)    (1,598,465)
Net assets at beginning of period                    1,733,485     3,109,910      1,230,075     2,146,971      9,092,663
                                                    ----------    ----------     ----------    ----------    -----------
Net assets at end of period                         $1,301,900    $2,608,503     $  952,290    $1,829,566    $ 7,494,198
                                                    ==========    ==========     ==========    ==========    ===========
Beginning units                                        552,994       204,516        414,328       619,331      1,140,230
Units issued                                             2,239           186          5,121         5,625          6,568
Units redeemed                                         (45,271)      (21,691)       (92,819)      (96,774)      (119,344)
                                                    ----------    ----------     ----------    ----------    -----------
Ending units                                           509,962       183,011        326,630       528,182      1,027,454
                                                    ==========    ==========     ==========    ==========    ===========
For the Year Ended December 31, 2017
From operations:
   Dividends                                        $   30,796    $   65,001     $   51,257    $   96,989    $    32,070
   Mortality and expense risk and administrative
     charges                                           (23,203)      (40,279)       (18,012)      (30,568)      (120,568)
                                                    ----------    ----------     ----------    ----------    -----------
   Net investment income (loss)                          7,593        24,722         33,245        66,421        (88,498)
   Net realized gain (loss)                             53,297        83,589        (11,753)       (6,398)       822,756
   Capital gain distribution from mutual funds              --       139,715             --            --             --
   Change in unrealized appreciation
     (depreciation) of investments                     336,434       266,388        (15,134)       18,924      1,702,897
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets from operations      397,324       514,414          6,358        78,947      2,437,155
                                                    ----------    ----------     ----------    ----------    -----------
From contract transactions:
   Payments received from contract owners              156,842         3,600          1,200         1,200        393,953
   Payments for contract benefits or terminations     (198,578)     (168,924)      (142,377)     (167,292)    (1,080,528)
   Transfers between sub-accounts (including
     fixed account), net                              (140,847)        1,508             18           122       (473,072)
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets from contract
  transactions                                        (182,583)     (163,816)      (141,159)     (165,970)    (1,159,647)
                                                    ----------    ----------     ----------    ----------    -----------
Increase (decrease) in net assets                      214,741       350,598       (134,801)      (87,023)     1,277,508
Net assets at beginning of period                    1,518,744     2,759,312      1,364,876     2,233,994      7,815,155
                                                    ----------    ----------     ----------    ----------    -----------
Net assets at end of period                         $1,733,485    $3,109,910     $1,230,075    $2,146,971    $ 9,092,663
                                                    ==========    ==========     ==========    ==========    ===========
Beginning units                                        615,232       216,597        461,884       671,959      1,288,992
Units issued                                             1,669           930            600           433         33,379
Units redeemed                                         (63,907)      (13,011)       (48,156)      (53,061)      (182,141)
                                                    ----------    ----------     ----------    ----------    -----------
Ending units                                           552,994       204,516        414,328       619,331      1,140,230
                                                    ==========    ==========     ==========    ==========    ===========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      14

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                   PVC Principal                                  PVC SAM      PVC SAM
                                                      Capital      PVC SAM         PVC SAM      Conservative  Flexible
                                                   Appreciation   Balanced      Conservative       Growth      Income
                                                      Account     Portfolio       Balanced       Portfolio    Portfolio
                                                      Class 1      Class 1    Portfolio Class 1   Class 1      Class 1
                                                   ------------- -----------  ----------------- ------------ ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                        $   106,584  $   496,198     $   32,594     $   437,761  $   90,511
   Mortality and expense risk and administrative
     charges                                           (133,111)    (229,273)       (13,467)       (224,657)    (31,822)
                                                    -----------  -----------     ----------     -----------  ----------
   Net investment income (loss)                         (26,527)     266,925         19,127         213,104      58,689
   Net realized gain (loss)                             363,881      151,580           (442)        527,064       3,459
   Capital gain distribution from mutual funds          493,877      781,320         36,443         767,597      55,206
   Change in unrealized appreciation
     (depreciation) of investments                   (1,199,302)  (2,193,845)      (101,857)     (2,702,272)   (190,305)
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets from operations      (368,071)    (994,020)       (46,729)     (1,194,507)    (72,951)
                                                    -----------  -----------     ----------     -----------  ----------
From contract transactions:
   Payments received from contract owners                   975           --             --             600          --
   Payments for contract benefits or terminations    (1,300,700)  (2,106,591)      (116,458)     (1,798,902)   (541,313)
   Transfers between sub-accounts (including
     fixed account), net                                   (229)      13,403         68,382         (61,476)        140
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets from contract
  transactions                                       (1,299,954)  (2,093,188)       (48,076)     (1,859,778)   (541,173)
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets                    (1,668,025)  (3,087,208)       (94,805)     (3,054,285)   (614,124)
Net assets at beginning of period                     9,819,339   17,516,390        930,417      16,787,658   2,504,356
                                                    -----------  -----------     ----------     -----------  ----------
Net assets at end of period                         $ 8,151,314  $14,429,182     $  835,612     $13,733,373  $1,890,232
                                                    ===========  ===========     ==========     ===========  ==========
Beginning units                                       1,184,344    2,093,858        187,355       2,080,499     286,658
Units issued                                              8,279        8,408          6,422           6,051          --
Units redeemed                                         (148,233)    (306,073)       (10,965)       (142,463)    (52,068)
                                                    -----------  -----------     ----------     -----------  ----------
Ending units                                          1,044,390    1,796,193        182,812       1,944,087     234,590
                                                    ===========  ===========     ==========     ===========  ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                        $   116,952  $   381,986     $   29,035     $   252,253  $   99,498
   Mortality and expense risk and administrative
     charges                                           (132,753)    (251,940)       (14,647)       (229,061)    (39,989)
                                                    -----------  -----------     ----------     -----------  ----------
   Net investment income (loss)                         (15,801)     130,046         14,388          23,192      59,509
   Net realized gain (loss)                             215,405      185,713         14,585         491,174      17,089
   Capital gain distribution from mutual funds               --      420,480         11,027         353,681      21,509
   Change in unrealized appreciation
     (depreciation) of investments                    1,452,454    1,573,636         59,307       1,867,061      93,589
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets from operations     1,652,058    2,309,875         99,307       2,735,108     191,696
                                                    -----------  -----------     ----------     -----------  ----------
From contract transactions:
   Payments received from contract owners               151,200      265,223             --          36,818          --
   Payments for contract benefits or terminations      (955,257)  (3,095,179)      (240,457)     (1,814,332)   (617,379)
   Transfers between sub-accounts (including
     fixed account), net                               (388,002)    (270,326)          (164)       (112,014)    (15,770)
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets from contract
  transactions                                       (1,192,059)  (3,100,282)      (240,621)     (1,889,528)   (633,149)
                                                    -----------  -----------     ----------     -----------  ----------
Increase (decrease) in net assets                       459,999     (790,407)      (141,314)        845,580    (441,453)
Net assets at beginning of period                     9,359,340   18,306,797      1,071,731      15,942,078   2,945,809
                                                    -----------  -----------     ----------     -----------  ----------
Net assets at end of period                         $ 9,819,339  $17,516,390     $  930,417     $16,787,658  $2,504,356
                                                    ===========  ===========     ==========     ===========  ==========
Beginning units                                       1,352,551    2,709,707        274,100       2,292,188     429,186
Units issued                                              7,152       12,115            492           7,429           3
Units redeemed                                         (175,359)    (627,964)       (87,237)       (219,118)   (142,531)
                                                    -----------  -----------     ----------     -----------  ----------
Ending units                                          1,184,344    2,093,858        187,355       2,080,499     286,658
                                                    ===========  ===========     ==========     ===========  ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      15

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                     PVC SAM
                                                    Strategic                      PVC
                                                     Growth       PVC Short-     SmallCap     Putnam VT     Putnam VT
                                                    Portfolio     Term Income    Account    Equity Income   Growth and
                                                     Class 1    Account Class 1  Class 1    Fund Class IB Income Fund IB
                                                   -----------  --------------- ----------  ------------- --------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                       $   187,150     $ 12,970     $    9,532    $  2,510      $      --
   Mortality and expense risk and administrative
     charges                                          (108,088)      (8,573)       (44,116)     (4,935)            --
                                                   -----------     --------     ----------    --------      ---------
   Net investment income (loss)                         79,062        4,397        (34,584)     (2,425)            --
   Net realized gain (loss)                            951,470         (987)        34,662       2,398             --
   Capital gain distribution from mutual funds         417,550           --        198,415      16,099             --
   Change in unrealized appreciation
     (depreciation) of investments                  (2,008,343)      (6,168)      (543,303)    (50,545)            --
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets from operations     (560,261)      (2,758)      (344,810)    (34,473)            --
                                                   -----------     --------     ----------    --------      ---------
From contract transactions:
   Payments received from contract owners                   --          975          1,300          --             --
   Payments for contract benefits or terminations   (2,052,063)     (69,264)      (203,555)     (5,577)            --
   Transfers between sub-accounts (including
     fixed account), net                               (16,394)          (9)        (6,895)     (8,928)            --
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets from contract
  transactions                                      (2,068,457)     (68,298)      (209,150)    (14,505)            --
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets                   (2,628,718)     (71,056)      (553,960)    (48,978)            --
Net assets at beginning of period                    8,363,267      639,291      3,082,981     372,839             --
                                                   -----------     --------     ----------    --------      ---------
Net assets at end of period                        $ 5,734,549     $568,235     $2,529,021    $323,861      $      --
                                                   ===========     ========     ==========    ========      =========
Beginning units                                        631,500      324,486        645,818      19,216             --
Units issued                                           145,306        4,208          1,618          --             --
Units redeemed                                        (262,607)     (40,737)       (47,918)       (727)            --
                                                   -----------     --------     ----------    --------      ---------
Ending units                                           514,199      287,957        599,518      18,489             --
                                                   ===========     ========     ==========    ========      =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                       $   111,530     $ 12,967     $   11,137    $     --      $   6,967
   Mortality and expense risk and administrative
     charges                                          (110,674)      (9,331)       (42,932)     (2,975)        (1,637)
                                                   -----------     --------     ----------    --------      ---------
   Net investment income (loss)                            856        3,636        (31,795)     (2,975)         5,330
   Net realized gain (loss)                            181,493         (243)        25,577         204         95,119
   Capital gain distribution from mutual funds         214,965           --             --          --         38,613
   Change in unrealized appreciation
     (depreciation) of investments                   1,079,372        3,182        326,143      43,488       (124,167)
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets from operations    1,476,686        6,575        319,925      40,717         14,895
                                                   -----------     --------     ----------    --------      ---------
From contract transactions:
   Payments received from contract owners                   --           --        151,200          --             --
   Payments for contract benefits or terminations     (774,875)     (82,804)      (301,186)       (969)        (5,523)
   Transfers between sub-accounts (including
     fixed account), net                                23,096          175       (251,498)    333,091       (333,092)
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets from contract
  transactions                                        (751,779)     (82,629)      (401,484)    332,122       (338,615)
                                                   -----------     --------     ----------    --------      ---------
Increase (decrease) in net assets                      724,907      (76,054)       (81,559)    372,839       (323,720)
Net assets at beginning of period                    7,638,360      715,345      3,164,540          --        323,720
                                                   -----------     --------     ----------    --------      ---------
Net assets at end of period                        $ 8,363,267     $639,291     $3,082,981    $372,839      $      --
                                                   ===========     ========     ==========    ========      =========
Beginning units                                        678,529      366,179        711,089          --         19,595
Units issued                                             1,381          809         12,916      19,269             --
Units redeemed                                         (48,410)     (42,502)       (78,187)        (53)       (19,595)
                                                   -----------     --------     ----------    --------      ---------
Ending units                                           631,500      324,486        645,818      19,216             --
                                                   ===========     ========     ==========    ========      =========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      16

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                                                              VALIC       VALIC
                                                                     Putnam VT   Royce Small-     VALIC     Company I   Company I
                                                                   International Cap Portfolio  Company I   Government   Health
                                                                    Value Fund    Investment    Blue Chip  Money Market Sciences
                                                                     Class IB        Class     Growth Fund    I Fund      Fund
                                                                   ------------- ------------- ----------- ------------ ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $  1,287     $       903    $    24    $   15,681  $     --
   Mortality and expense risk and administrative charges                 (837)         (9,667)      (162)      (15,462)     (423)
                                                                     --------     -----------    -------    ----------  --------
   Net investment income (loss)                                           450          (8,764)      (138)          219      (423)
   Net realized gain (loss)                                             1,237        (276,966)        29            --       (48)
   Capital gain distribution from mutual funds                             --           1,483      2,248            --    11,599
   Change in unrealized appreciation (depreciation) of
     investments                                                      (13,513)        265,415     (1,571)           --   (10,581)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets from operations                     (11,826)        (18,832)       568           219       547
                                                                     --------     -----------    -------    ----------  --------
From contract transactions:
   Payments received from contract owners                                  --              --         --         1,132        --
   Payments for contract benefits or terminations                      (5,056)     (2,414,178)        --      (608,574)       --
   Transfers between sub-accounts (including fixed account), net           --               1         --        (4,869)       (1)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets from contract transactions           (5,056)     (2,414,177)        --      (612,311)       (1)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets                                     (16,882)     (2,433,009)       568      (612,092)      546
Net assets at beginning of period                                      67,338       2,537,844     36,474     1,761,914    97,322
                                                                     --------     -----------    -------    ----------  --------
Net assets at end of period                                          $ 50,456     $   104,835    $37,042    $1,149,822  $ 97,868
                                                                     ========     ===========    =======    ==========  ========
Beginning units                                                         4,403          86,783      1,029       215,001     1,656
Units issued                                                               --              --         --           583        --
Units redeemed                                                           (344)        (82,856)        --       (90,828)       --
                                                                     --------     -----------    -------    ----------  --------
Ending units                                                            4,059           3,927      1,029       124,756     1,656
                                                                     ========     ===========    =======    ==========  ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $    902     $    22,971    $    --    $    6,826  $     --
   Mortality and expense risk and administrative charges                 (834)         (9,408)      (128)      (19,040)     (358)
                                                                     --------     -----------    -------    ----------  --------
   Net investment income (loss)                                            68          13,563       (128)      (12,214)     (358)
   Net realized gain (loss)                                               195          (2,099)         5            --       (58)
   Capital gain distribution from mutual funds                             --              --      2,792            --     9,463
   Change in unrealized appreciation (depreciation) of
     investments                                                       12,349         108,397      6,922            --    11,739
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets from operations                      12,612         119,861      9,591       (12,214)   20,786
                                                                     --------     -----------    -------    ----------  --------
From contract transactions:
   Payments received from contract owners                                 179              --         --           396        --
   Payments for contract benefits or terminations                        (217)             --         --      (144,491)       --
   Transfers between sub-accounts (including fixed account), net           (3)             (1)        (2)       41,289        (4)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets from contract transactions              (41)             (1)        (2)     (102,806)       (4)
                                                                     --------     -----------    -------    ----------  --------
Increase (decrease) in net assets                                      12,571         119,860      9,589      (115,020)   20,782
Net assets at beginning of period                                      54,767       2,417,984     26,885     1,876,934    76,540
                                                                     --------     -----------    -------    ----------  --------
Net assets at end of period                                          $ 67,338     $ 2,537,844    $36,474    $1,761,914  $ 97,322
                                                                     ========     ===========    =======    ==========  ========
Beginning units                                                         4,405          86,783      1,029       226,855     1,656
Units issued                                                               10              --         --         9,151        --
Units redeemed                                                            (12)             --         --       (21,005)       --
                                                                     --------     -----------    -------    ----------  --------
Ending units                                                            4,403          86,783      1,029       215,001     1,656
                                                                     ========     ===========    =======    ==========  ========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      17

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                         VALIC                   VALIC     VALIC
                                                                       Company I     VALIC      Company  Company I    VALIC
                                                                     International Company I   I Nasdaq- Science &  Company I
                                                                       Equities     Mid Cap    100 Index Technology Small Cap
                                                                      Index Fund   Index Fund    Fund       Fund    Index Fund
                                                                     ------------- ----------  --------- ---------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $  3,810    $   11,245   $   253   $    --    $  1,715
   Mortality and expense risk and administrative charges                 (2,292)      (11,654)     (679)     (669)     (2,322)
                                                                       --------    ----------   -------   -------    --------
   Net investment income (loss)                                           1,518          (409)     (426)     (669)       (607)
   Net realized gain (loss)                                               1,006        31,019     5,350     2,358      13,417
   Capital gain distribution from mutual funds                               --        66,428     2,196     4,097       9,710
   Change in unrealized appreciation (depreciation) of investments      (31,385)     (224,816)   (7,137)   (6,502)    (40,693)
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets from operations                       (28,861)     (127,778)      (17)     (716)    (18,173)
                                                                       --------    ----------   -------   -------    --------
From contract transactions:
   Payments received from contract owners                                    --           375        --        --          --
   Payments for contract benefits or terminations                        (3,858)      (71,125)   (8,070)   (4,027)    (16,014)
   Transfers between sub-accounts (including fixed account), net              3        42,110        (2)        1     (20,494)
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets from contract transactions             (3,855)      (28,640)   (8,072)   (4,026)    (36,508)
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets                                       (32,716)     (156,418)   (8,089)   (4,742)    (54,681)
Net assets at beginning of period                                       198,658     1,069,113    48,966    45,953     189,432
                                                                       --------    ----------   -------   -------    --------
Net assets at end of period                                            $165,942    $  912,695   $40,877   $41,211    $134,751
                                                                       ========    ==========   =======   =======    ========
Beginning units                                                          19,313        26,514     2,435     2,618       7,112
Units issued                                                                  1         2,709        --        --           1
Units redeemed                                                             (330)       (2,519)     (440)     (277)     (1,302)
                                                                       --------    ----------   -------   -------    --------
Ending units                                                             18,984        26,704     1,995     2,341       5,811
                                                                       ========    ==========   =======   =======    ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $  5,221    $   11,642   $   336   $    --    $  1,952
   Mortality and expense risk and administrative charges                 (2,362)      (10,617)     (648)     (553)     (2,492)
                                                                       --------    ----------   -------   -------    --------
   Net investment income (loss)                                           2,859         1,025      (312)     (553)       (540)
   Net realized gain (loss)                                               3,788        33,305     2,925       743       5,590
   Capital gain distribution from mutual funds                               --        79,719     2,097     2,396       9,314
   Change in unrealized appreciation (depreciation) of investments       33,747        23,776     7,763    10,145       7,767
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets from operations                        40,394       137,825    12,473    12,731      22,131
                                                                       --------    ----------   -------   -------    --------
From contract transactions:
   Payments received from contract owners                                    --           450        --        --          --
   Payments for contract benefits or terminations                       (12,206)      (94,172)   (6,323)    3,263     (14,190)
   Transfers between sub-accounts (including fixed account), net        (16,304)       24,637         7       409      24,506
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets from contract transactions            (28,510)      (69,085)   (6,316)    3,672      10,316
                                                                       --------    ----------   -------   -------    --------
Increase (decrease) in net assets                                        11,884        68,740     6,157    16,403      32,447
Net assets at beginning of period                                       186,774     1,000,373    42,809    29,550     156,985
                                                                       --------    ----------   -------   -------    --------
Net assets at end of period                                            $198,658    $1,069,113   $48,966   $45,953    $189,432
                                                                       ========    ==========   =======   =======    ========
Beginning units                                                          21,631        27,910     2,817     2,183       6,590
Units issued                                                                 --         1,282        --       512       1,091
Units redeemed                                                           (2,318)       (2,678)     (382)      (77)       (569)
                                                                       --------    ----------   -------   -------    --------
Ending units                                                             19,313        26,514     2,435     2,618       7,112
                                                                       ========    ==========   =======   =======    ========

The accompanying Notes to Financial Statements are an integral part of this statement.


--------------------------------------------------------------------------------
                                      18

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                        VALIC
                                                                      Company I
                                                                     Stock Index
                                                                        Fund
                                                                     -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $   28,348
   Mortality and expense risk and administrative charges                (15,368)
                                                                     ----------
   Net investment income (loss)                                          12,980
   Net realized gain (loss)                                             277,095
   Capital gain distribution from mutual funds                           62,056
   Change in unrealized appreciation (depreciation) of investments     (398,473)
                                                                     ----------
Increase (decrease) in net assets from operations                       (46,342)
                                                                     ----------
From contract transactions:
   Payments for contract benefits or terminations                      (738,252)
   Transfers between sub-accounts (including fixed account), net         (5,457)
                                                                     ----------
Increase (decrease) in net assets from contract transactions           (743,709)
                                                                     ----------
Increase (decrease) in net assets                                      (790,051)
Net assets at beginning of period                                     1,737,057
                                                                     ----------
Net assets at end of period                                          $  947,006
                                                                     ==========
Beginning units                                                          78,471
Units issued                                                                 21
Units redeemed                                                          (29,758)
                                                                     ----------
Ending units                                                             48,734
                                                                     ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $   24,367
   Mortality and expense risk and administrative charges                (14,631)
                                                                     ----------
   Net investment income (loss)                                           9,736
   Net realized gain (loss)                                              38,156
   Capital gain distribution from mutual funds                           71,476
   Change in unrealized appreciation (depreciation) of investments      182,575
                                                                     ----------
Increase (decrease) in net assets from operations                       301,943
                                                                     ----------
From contract transactions:
   Payments for contract benefits or terminations                       (35,121)
   Transfers between sub-accounts (including fixed account), net        (64,531)
                                                                     ----------
Increase (decrease) in net assets from contract transactions            (99,652)
                                                                     ----------
Increase (decrease) in net assets                                       202,291
Net assets at beginning of period                                     1,534,766
                                                                     ----------
Net assets at end of period                                          $1,737,057
                                                                     ==========
Beginning units                                                          83,379
Units issued                                                                387
Units redeemed                                                           (5,295)
                                                                     ----------
Ending units                                                             78,471
                                                                     ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      19

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS


1. Organization

Separate Account D (the Separate Account) is a segregated investment account established by American General Life Insurance Company (the Company) to receive and invest premium payments from variable annuity contracts issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following products, which are no longer available for sale:

 GENERATIONS(TM)                        VAriety Plus(R)
 Platinum Investor(R)                   WM Advantage
 Platinum Investor Immediate VA         WM Strategic Asset Manager
 Select Reserve                         Other Separate Account D contracts

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

 ----------------------------------------------------------------------------
 American Century Variable Portfolios, Inc. (American Century VP)
 American Century VP Value Fund Class I
 ----------------------------------------------------------------------------

 Dreyfus Investment Portfolios (Dreyfus IP)
 Dreyfus IP MidCap Stock Portfolio Initial Shares
 ----------------------------------------------------------------------------

 The Dreyfus Sustainable U.S. Equity Portfolio, Inc.
 The Dreyfus Sustainable U.S. Equity Portfolio, Inc. Initial Shares
 ----------------------------------------------------------------------------

 Dreyfus Variable Investment Fund
 (Dreyfus VIF)
 Dreyfus VIF Opportunistic Small Cap    Dreyfus VIF Quality Bond Portfolio
 Portfolio Initial Shares               Initial Shares
 ----------------------------------------------------------------------------

 Fidelity Variable Insurance Products
 (Fidelity VIP)
 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Government Money Market
 Initial Class                          Portfolio Initial Class
 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Growth Portfolio Service
 Service Class 2                        Class 2
 Fidelity VIP Contrafund Portfolio      Fidelity VIP Index 500 Portfolio
 Service Class 2                        Initial Class
 Fidelity VIP Equity-Income Portfolio   Fidelity VIP Overseas Portfolio
 Service Class 2/(d)/                   Initial Class/(a)/
 ----------------------------------------------------------------------------

 Franklin Templeton Variable Insurance
 Products Trust (FTVIP)
 FTVIP Templeton Foreign VIP Fund
 Class 2
 ----------------------------------------------------------------------------

 Goldman Sachs Variable Insurance
 Trust (Goldman Sachs VIT)
 Goldman Sachs VIT Strategic Growth
 Fund Institutional Shares
 ----------------------------------------------------------------------------

 Invesco Investment Securities Funds
 (Invesco)
 Invesco Comstock Fund Class A          Invesco Government Money Market Fund
                                        Class AX
 Invesco Corporate Bond Fund Class      Invesco High Yield Fund Class A
 A/(a)/
 ----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      20

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 Invesco Variable Insurance Funds
 (Invesco V.I.)
 Invesco V.I. American Franchise Fund   Invesco V.I. Government Securities
 Series I                               Fund Series I
 Invesco V.I. American Value Fund       Invesco V.I. Growth and Income Fund
 Series I                               Series I
 Invesco V.I. Comstock Fund Series I    Invesco V.I. High Yield Fund Series I
 Invesco V.I. Core Equity Fund Series I Invesco V.I. International Growth
                                        Fund Series I
 Invesco V.I. Global Core Equity Fund
 Series I
 ----------------------------------------------------------------------------

 Janus Aspen Series (Janus)
 Janus Henderson Enterprise Portfolio   Janus Henderson Overseas Portfolio
 Service Shares                         Service Shares
 Janus Henderson Global Research
 Portfolio Service Shares
 ----------------------------------------------------------------------------

 JPMorgan Insurance Trust (JP Morgan)
 JPMorgan Insurance Trust Small Cap
 Core Portfolio Class 1
 ----------------------------------------------------------------------------

 MFS Variable Insurance Trust (MFS VIT)
 MFS VIT Growth Series Initial Class    MFS VIT New Discovery Series Initial
                                        Class
 MFS VIT II Core Equity Portfolio       MFS VIT Research Series Initial Class
 Initial Class
 ----------------------------------------------------------------------------

 Morgan Stanley Variable Insurance
 Fund, Inc. (Morgan Stanley VIF)
 Morgan Stanley VIF Core Plus Fixed     Morgan Stanley VIF Growth Portfolio
 Income Portfolio Class I               Class I
 Morgan Stanley VIF Emerging Markets    Morgan Stanley VIF U.S. Real Estate
 Equity Portfolio Class I               Portfolio Class I
 Morgan Stanley VIF Global Strategist
 Portfolio Class I
 ----------------------------------------------------------------------------

 Neuberger Berman Advisers Management
 Trust (Neuberger Berman AMT)
 Neuberger Berman AMT Large Cap Value   Neuberger Berman AMT Mid Cap Growth
 Portfolio Class I/(a)/                 Portfolio Class I
 ----------------------------------------------------------------------------

 PIMCO Variable Insurance Trust (PIMCO)
 PIMCO Real Return Portfolio            PIMCO Total Return Portfolio
 Administrative Class                   Administrative Class
 PIMCO Short-Term Portfolio
 Administrative Class
 ----------------------------------------------------------------------------

 Pioneer Variable Contracts Trust
 (Pioneer)
 Pioneer Fund VCT Portfolio Class I     Pioneer Select Mid Cap Growth VCT
                                        Portfolio Class I
 ----------------------------------------------------------------------------

 Principal Variable Contracts Funds,
 Inc. (PVC)
 PVC Diversified International Account  PVC SAM Conservative Balanced
 Class 1                                Portfolio Class 1
 PVC Equity Income Account Class 1      PVC SAM Conservative Growth Portfolio
                                        Class 1
 PVC Government & High Quality Bond     PVC SAM Flexible Income Portfolio
 Account Class 1                        Class 1
 PVC Income Account Class 1             PVC SAM Strategic Growth Portfolio
                                        Class 1
 PVC LargeCap Growth Account Class 1    PVC Short-Term Income Account Class 1
 PVC Principal Capital Appreciation     PVC SmallCap Account Class 1/(b)/
 Account Class 1
 PVC SAM Balanced Portfolio Class 1
 ----------------------------------------------------------------------------

 Putnam Variable Trust (Putnam VT)
 Putnam VT Equity Income Fund Class     Putnam VT International Value Fund
 IB/(c)/                                Class IB
 ----------------------------------------------------------------------------

 Royce Capital Fund (Royce)
 Royce Small-Cap Portfolio Investment
 Class
 ----------------------------------------------------------------------------

 VALIC Company I/(e)/
 VALIC Company I Blue Chip Growth Fund  VALIC Company I Mid Cap Index Fund
 VALIC Company I Dividend Value Fund    VALIC Company I Nasdaq-100 Index Fund
 VALIC Company I Global Social          VALIC Company I Science & Technology
 Awareness Fund                         Fund
 VALIC Company I Government Money       VALIC Company I Small Cap Index Fund
 Market I Fund
 VALIC Company I Health Sciences Fund   VALIC Company I Stock Index Fund
 VALIC Company I International
 Equities Index Fund
 ----------------------------------------------------------------------------

(a)These funds had no activity in the current year.

--------------------------------------------------------------------------------
                                      21

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(b)Formerly PVC SmallCap Blend Account.
(c)The Putnam VT Growth and Income Fund, in operation for the period January 1, 2016 to May 12, 2017 (cessation of operations), merged into the Putnam VT Equity Income Fund, in operation for the period May 12, 2017 (commencement of operations) to December 31, 2017.
(d)Formerly FTVIP Templeton Foreign VIP Fund.
(e)VALIC Company I is an affiliated investment Company. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I series. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I series. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-advisor to certain underlying mutual funds of VALIC Company I series.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Reserves for Annuity Contracts in Payout: Net assets allocated to contracts in the payout period are based on industry standard mortality tables depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions.

An assumed interest rate of 3.50 percent is used in determining annuity payments for all contracts except for "deferred load" contracts and contracts issued prior to January 1, 1982, which have an assumed interest rate of 3 percent.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to the General Account. Transfers between the General Account and the Separate Account, if any, are disclosed as adjustments to net assets allocated to contracts in payout period in the Statements of Operations and Changes in Net Assets. Annuity benefit payments are recorded as payments for contract benefits or terminations in the Statements of Operations and Changes in Net Assets.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the

--------------------------------------------------------------------------------
                                      22

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

.. Level 1--Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

.. Level 2--Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3--Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and administrative charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The administrative charge reimburses the Company for any administrative expenses incurred under the contract. This includes the expenses for administration and marketing. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      23

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The exact rate depends on the particular product issued. Expense charges for each product are as follows:

                                                                Separate Account Annual Maintenance
Products                                                        Annual Charges*       Charge*
--------                                                        ---------------- ------------------
GENERATIONS(TM)                                                       1.40%             $ 30
Platinum Investor(R)                                                  1.35%              N/A
Platinum Investor Immediate VA                                        0.55%              N/A
Select Reserve                                                        0.40%              N/A
VAriety Plus(R)                                                       1.55%             $ 36
WM Advantage                                                          1.40%              N/A
WM Strategic Asset Manager                                            1.40%             $ 35
Other Separate Account D contracts (deferred load)                    1.25%             $ 30
Other Separate Account D contracts (issued prior to January 1,
  1982)                                                               0.75%              N/A

--------
* An annual maintenance charge may be imposed on the last day of each contract year during the accumulation period for administrative expenses with respect to each contract. The annual maintenance charge is paid by redemption of units outstanding.

Contract fee and sales charge: The Platinum Investor Immediate VA allows the Company to charge a one time contract fee of $100 to cover the administrative cost of issuing the contract. The Company may deduct a sales charge to cover sales expenses, including commissions under the Platinum Investor Immediate VA and Other Separate Account D Contracts (issued prior to January 1, 1982). The contract fee and sales charge are deducted from the payments received from contract owners.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 is assessed on each transfer in excess of 12 transfers during the contract year.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.50 percent. Some states assess premium taxes at the time of purchase payments, while some other states assess premium taxes when annuity payments begin or upon surrender. There are certain states that do not assess premium taxes. If the law of the state requires premium taxes to be paid when purchase payments are made, the Company will deduct the tax from such payments prior to depositing the payments into the Separate Account. Otherwise, such tax will be deducted from the account value when annuity payments begin. Premium taxes are included as part of the payments received from contract owners line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      24

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                        Cost of Purchases Proceeds from Sales
------------                                                        ----------------- -------------------
American Century VP Value Fund Class I                                  $  4,400          $   68,610
Dreyfus IP MidCap Stock Portfolio Initial Shares                          11,940              70,226
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares              36,630              56,643
Dreyfus VIF Quality Bond Portfolio Initial Shares                         11,137              30,352
The Dreyfus Sustainable U.S. Equity Portfolio, Inc. Initial Shares        45,511              10,905
Fidelity VIP Asset Manager Portfolio Initial Class                         6,840              74,812
Fidelity VIP Asset Manager Portfolio Service Class 2                       3,032                 925
Fidelity VIP Contrafund Portfolio Service Class 2                         54,921              77,367
Fidelity VIP Equity-Income Portfolio Service Class 2                      27,784              53,253
Fidelity VIP Government Money Market Portfolio Initial Class              17,618              76,285
Fidelity VIP Growth Portfolio Service Class 2                             49,607              94,084
Fidelity VIP Index 500 Portfolio Initial Class                             1,048                 731
FTVIP Templeton Foreign VIP Fund Class 2                                   3,050               5,636
Goldman Sachs VIT Strategic Growth Fund Institutional Shares              15,809                 572
Invesco Comstock Fund Class A                                            135,467              38,017
Invesco Government Money Market Fund Class AX                                680                 396
Invesco High Yield Fund Class A                                           26,666               3,955
Invesco V.I. American Franchise Fund Series I                            299,807             416,805
Invesco V.I. American Value Fund Series I                                439,045             398,861
Invesco V.I. Comstock Fund Series I                                      341,722             247,130
Invesco V.I. Core Equity Fund Series I                                    33,387              25,181
Invesco V.I. Global Core Equity Fund Series I                             11,139             124,819
Invesco V.I. Government Securities Fund Series I                          26,784             199,833
Invesco V.I. Growth and Income Fund Series I                             936,635           1,113,465
Invesco V.I. High Yield Fund Series I                                     28,428              84,010
Invesco V.I. International Growth Fund Series I                            6,695              12,852
Janus Henderson Enterprise Portfolio Service Shares                        5,252               4,275
Janus Henderson Global Research Portfolio Service Shares                   1,595               1,954
Janus Henderson Overseas Portfolio Service Shares                          5,397              32,939
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1                  5,694              20,087
MFS VIT Growth Series Initial Class                                       44,625              60,908
MFS VIT II Core Equity Portfolio Initial Class                            17,097              12,851
MFS VIT New Discovery Series Initial Class                                19,201              10,988
MFS VIT Research Series Initial Class                                     10,740               2,389
Morgan Stanley VIF Core Plus Fixed Income Portfolio Class I               40,148             125,666
Morgan Stanley VIF Emerging Markets Equity Portfolio Class I              48,582              26,059
Morgan Stanley VIF Global Strategist Portfolio Class I                    64,729             143,315
Morgan Stanley VIF Growth Portfolio Class I                              845,207             290,686
Morgan Stanley VIF U.S. Real Estate Portfolio Class I                     23,530              70,540
Neuberger Berman AMT Mid Cap Growth Portfolio Class I                     10,519              11,530
PIMCO Real Return Portfolio Administrative Class                          13,323              19,809
PIMCO Short-Term Portfolio Administrative Class                            2,100               2,918
PIMCO Total Return Portfolio Administrative Class                         19,362              19,306
Pioneer Fund VCT Portfolio Class I                                        40,311               8,064
Pioneer Select Mid Cap Growth VCT Portfolio Class I                       32,997              10,593
PVC Diversified International Account Class 1                             50,635             164,780
PVC Equity Income Account Class 1                                        237,877             361,168
PVC Government & High Quality Bond Account Class 1                        51,182             294,852
PVC Income Account Class 1                                               105,769             349,826
PVC LargeCap Growth Account Class 1                                      744,146           1,123,318
PVC Principal Capital Appreciation Account Class 1                       643,974           1,476,579

--------------------------------------------------------------------------------
                                      25

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Sub-accounts                                       Cost of Purchases Proceeds from Sales
------------                                       ----------------- -------------------
PVC SAM Balanced Portfolio Class 1                    $1,416,979         $2,461,921
PVC SAM Conservative Balanced Portfolio Class 1          143,181            135,688
PVC SAM Conservative Growth Portfolio Class 1          1,313,925          2,193,002
PVC SAM Flexible Income Portfolio Class 1                145,717            572,995
PVC SAM Strategic Growth Portfolio Class 1             3,559,987          5,131,832
PVC Short-Term Income Account Class 1                     20,238             84,140
PVC SmallCap Account Class 1                             216,124            261,444
Putnam VT Equity Income Fund Class IB                     18,609             19,441
Putnam VT International Value Fund Class IB                1,287              5,892
Royce Small-Cap Portfolio Investment Class                 2,386          2,423,845
VALIC Company I Blue Chip Growth Fund                      2,273                164
VALIC Company I Government Money Market I Fund            20,674            632,766
VALIC Company I Health Sciences Fund                      11,603                427
VALIC Company I International Equities Index Fund          3,815              6,151
VALIC Company I Mid Cap Index Fund                       149,668            112,289
VALIC Company I Nasdaq-100 Index Fund                      2,454              8,755
VALIC Company I Science & Technology Fund                  4,100              4,698
VALIC Company I Small Cap Index Fund                      11,435             38,841
VALIC Company I Stock Index Fund                          90,781            759,455

--------------------------------------------------------------------------------
                                      26

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                               December 31, 2018                     For the Year Ended December 31, 2018
                                    --------------------------------------------  -------------------------------------------
                                                                                                    Expense         Total
                                              Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                              -------------------      Net           Income      -------------- --------------
Sub-accounts                          Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                        --------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value Fund
  Class I                               8,175            28.50         232,954        1.57               1.35           -10.38
Dreyfus IP MidCap Stock Portfolio
  Initial Shares                        3,156            24.05          75,904        0.47               1.35           -16.63
Dreyfus VIF Opportunistic Small
  Cap Portfolio Initial Shares          8,517            19.74         168,169        0.00               1.35           -20.17
Dreyfus VIF Quality Bond Portfolio
  Initial Shares                       11,189            17.39         194,558        2.75               1.35            -3.86
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc. Initial
  Shares                               13,554            14.95         202,678        1.85               1.35            -5.69
Fidelity VIP Asset Manager
  Portfolio Initial Class              19,081             4.81          91,860        1.30               1.55            -6.81
Fidelity VIP Asset Manager
  Portfolio Service Class 2             3,654            16.08          58,757        1.55               1.35            -6.89
Fidelity VIP Contrafund Portfolio
  Service Class 2                      18,081            24.63         445,261        0.46               1.35            -7.90
Fidelity VIP Equity-Income
  Portfolio Service Class 2            15,331            18.68         286,426        2.05               1.35            -9.77
Fidelity VIP Government Money
  Market Portfolio Initial Class       79,084             9.83         777,000        1.62               1.40             0.23
Fidelity VIP Growth Portfolio
  Service Class 2                      18,789            16.25         305,329        0.04               1.35            -1.77
Fidelity VIP Index 500 Portfolio
  Initial Class                         6,229             6.55          40,773        1.98               1.55            -5.97
FTVIP Templeton Foreign VIP Fund
  Class 2                               6,928            13.95          96,636        2.81               1.35           -16.58
Goldman Sachs VIT Strategic Growth
  Fund Institutional Shares             1,495            21.00          31,397        0.49               1.35            -2.37
Invesco Comstock Fund Class A          24,441            59.83       1,462,280        1.56               0.75           -12.90
Invesco Government Money Market
  Fund Class AX                         5,516             9.56          52,719        1.29               0.75             0.54
Invesco High Yield Fund Class A        39,254            12.90         506,553        5.16               0.75            -4.03
Invesco V.I. American Franchise
  Fund Series I                       120,607 26.56      38.42       3,896,972        0.00        1.25   1.40    -4.97   -4.83
Invesco V.I. American Value Fund
  Series I                            113,820            21.97       2,501,195        0.51               1.40           -13.87
Invesco V.I. Comstock Fund Series I   145,724            16.34       2,380,402        1.80               1.40           -13.39
Invesco V.I. Core Equity Fund
  Series I                             23,750            16.55         393,101        0.94               1.35           -10.62
Invesco V.I. Global Core Equity
  Fund Series I                        83,819             9.47         793,492        1.10               1.40           -16.50
Invesco V.I. Government Securities
  Fund Series I                        74,980 10.27      10.93         783,279        2.08        0.75   1.55    -1.00   -0.20
Invesco V.I. Growth and Income
  Fund Series I                       340,206 19.91      28.73       6,851,644        2.12        1.25   1.40   -14.59  -14.46
Invesco V.I. High Yield Fund
  Series I                             36,010 12.24      12.28         440,882        4.85        1.35   1.40    -4.70   -4.66
Invesco V.I. International Growth
  Fund Series I                         8,986            17.93         161,151        2.11               1.35           -16.12
Janus Henderson Enterprise
  Portfolio Service Shares              5,571            16.88          94,060        0.12               1.35            -2.00
Janus Henderson Global Research
  Portfolio Service Shares              3,507            10.34          36,270        1.05               1.35            -8.34
Janus Henderson Overseas Portfolio
  Service Shares                        3,477            12.26          42,620        1.94               1.35           -16.28
JPMorgan Insurance Trust Small Cap
  Core Portfolio Class 1                2,163            22.51          48,670        0.46               1.35           -13.12
MFS VIT Growth Series Initial Class    23,117            24.75         572,074        0.10               1.35             1.28
MFS VIT II Core Equity Portfolio
  Initial Class                        10,848            12.38         134,279        0.73               1.35            -5.13
MFS VIT New Discovery Series
  Initial Class                         4,000            21.27          85,088        0.00               1.35            -2.80
MFS VIT Research Series Initial
  Class                                 2,116            17.36          36,735        0.79               1.35            -5.66
Morgan Stanley VIF Core Plus Fixed
  Income Portfolio Class I             74,641            10.13         756,126        2.46               1.40            -2.04
Morgan Stanley VIF Emerging
  Markets Equity Portfolio Class I     73,189            10.80         790,271        0.48               1.40           -18.62
Morgan Stanley VIF Global
  Strategist Portfolio Class I         42,994             8.18         351,847        1.08               1.40            -7.81
Morgan Stanley VIF Growth
  Portfolio Class I                   156,143 25.43      33.11       4,049,272        0.00        1.35   1.40     6.04    6.09
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I             15,854            34.83         552,235        2.85               1.40            -9.01
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I              3,647            15.86          57,832        0.00               1.35            -7.67
PIMCO Real Return Portfolio
  Administrative Class                  9,397            19.65         184,618        2.47               1.35            -3.53
PIMCO Short-Term Portfolio
  Administrative Class                  3,158            12.34          38,984        2.11               1.35             0.16
PIMCO Total Return Portfolio
  Administrative Class                 14,589            19.63         286,461        2.51               1.35            -1.88
Pioneer Fund VCT Portfolio Class I      6,673            21.56         143,894        1.19               1.35            -2.84
Pioneer Select Mid Cap Growth VCT
  Portfolio Class I                    10,326            21.60         222,998        0.00               1.35            -7.74
PVC Diversified International
  Account Class 1                     509,962  2.03       7.26       1,301,900        2.24               1.40           -18.69
PVC Equity Income Account Class 1     183,011  3.71      18.73       2,608,503        2.02               1.40            -6.34
PVC Government & High Quality Bond
  Account Class 1                     326,630  2.16       8.68         952,290        3.69               1.40            -0.50
PVC Income Account Class 1            528,182  2.91      11.14       1,829,566        4.40               1.40            -0.63
PVC LargeCap Growth Account Class 1 1,027,454  5.83      12.76       7,494,198        0.24               1.40            -8.60
PVC Principal Capital Appreciation
  Account Class 1                   1,044,390  3.70      23.92       8,151,314        1.19               1.40            -4.76
PVC SAM Balanced Portfolio Class 1  1,796,193  2.42      15.78      14,429,182        3.11               1.40            -6.37
PVC SAM Conservative Balanced
  Portfolio Class 1                   182,812  2.10      10.95         835,612        3.69               1.40            -4.84
PVC SAM Conservative Growth
  Portfolio Class 1                 1,944,087  2.40      16.76      13,733,373        2.87               1.40            -7.93
PVC SAM Flexible Income Portfolio
  Class 1                             234,590  2.08      12.37       1,890,232        4.12               1.40            -3.34
PVC SAM Strategic Growth Portfolio
  Class 1                             514,199  2.24      18.04       5,734,549        2.66               1.40            -9.88
PVC Short-Term Income Account
  Class 1                             287,957  1.77       7.87         568,235        2.15               1.40    -0.40   -0.39
PVC SmallCap Account Class 1          599,518  3.70      11.38       2,529,021        0.34               1.40           -12.14

--------------------------------------------------------------------------------
                                      27

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                         December 31, 2018                    For the Year Ended December 31, 2018
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
Putnam VT Equity Income Fund
  Class IB                      18,489            17.52        323,861         0.72               1.35            -9.72
Putnam VT International Value
  Fund Class IB                  4,059            12.43         50,456         2.19               1.35           -18.73
Royce Small-Cap Portfolio
  Investment Class               3,927            26.70        104,835         0.07               0.40            -8.71
VALIC Company I Blue Chip
  Growth Fund                    1,029            36.01         37,042         0.07               0.40             1.56
VALIC Company I Government
  Money Market I Fund          124,756  6.51       8.84      1,149,822         1.08        0.40   1.55    -0.25    0.91
VALIC Company I Health
  Sciences Fund                  1,656            59.10         97,868         0.00               0.40             0.56
VALIC Company I International
  Equities Index Fund           18,984  1.60      14.01        165,942         2.09        0.40   1.55   -15.08  -14.09
VALIC Company I Mid Cap Index
  Fund                          26,704 23.05      38.40        912,695         1.13        0.40   1.40   -12.67  -11.79
VALIC Company I Nasdaq-100
  Index Fund                     1,995 16.16      32.62         40,877         0.56        1.35   1.40    -2.02   -1.97
VALIC Company I Science &
  Technology Fund                2,341 12.41      30.79         41,211         0.00        1.35   1.40    -2.84   -2.79
VALIC Company I Small Cap
  Index Fund                     5,811 21.94      22.25        134,751         1.06        1.25   1.40   -12.47  -12.34
VALIC Company I Stock Index
  Fund                          48,734  9.15      23.85        947,006         2.11        0.40   1.55    -6.19   -5.10

                                         December 31, 2017                     For the Year Ended December 31 2017
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value
  Fund Class I                  10,247            31.80        325,809         1.64               1.35             7.29
Dreyfus IP MidCap Stock
  Portfolio Initial Shares       5,605            28.85        161,691         1.03               1.35            13.83
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                        10,744            24.73        265,739         0.00               1.35            23.01
Dreyfus VIF Quality Bond
  Portfolio Initial Shares      12,462            18.09        225,384         2.11               1.35             3.10
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc.
  Initial Shares                14,058            15.86        222,914         1.17               1.35            13.79
Fidelity VIP Asset Manager
  Portfolio Initial Class       33,392             5.17        172,512         1.91               1.55            12.35
Fidelity VIP Asset Manager
  Portfolio Service Class 2      3,658            17.27         63,175         1.63               1.35            12.22
Fidelity VIP Contrafund
  Portfolio Service Class 2     20,444            26.74        546,647         0.80               1.35            19.96
Fidelity VIP Equity-Income
  Portfolio Service Class 2     17,538            20.71        363,144         1.49               1.35            11.14
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                         85,251             9.80        835,666         0.66               1.40            -0.72
Fidelity VIP Growth Portfolio
  Service Class 2               23,981            16.54        396,747         0.08               1.35            33.01
Fidelity VIP Index 500
  Portfolio Initial Class        6,234             6.96         43,396         1.82               1.55            19.85
FTVIP Templeton Foreign VIP
  Fund Class 2                   7,194            16.72        120,302         2.55               1.35            15.13
Goldman Sachs VIT Strategic
  Growth Fund Institutional
  Shares                         1,499            21.51         32,256         0.53               1.35            28.91
Invesco Comstock Fund Class A   24,828            68.69      1,705,299         1.48               0.75            16.89
Invesco Government Money
  Market Fund Class AX           5,516             9.51         52,435         0.29               0.75            -0.46
Invesco High Yield Fund
  Class A                       39,254            13.45        527,819         4.85               0.75             5.53
Invesco V.I. American
  Franchise Fund Series I      130,085 27.95      40.37      4,415,148         0.09        1.25   1.40   25.58    25.76
Invesco V.I. American Value
  Fund Series I                127,477            25.51      3,252,404         0.74               1.40             8.44
Invesco V.I. Comstock Fund
  Series I                     155,340            18.86      2,929,833         2.04               1.40            16.22
Invesco V.I. Core Equity Fund
  Series I                      24,750            18.52        458,304         1.03               1.35            11.66
Invesco V.I. Global Core
  Equity Fund Series I          93,728            11.34      1,062,643         1.13               1.40            21.20
Invesco V.I. Government
  Securities Fund Series I      92,269 10.38      10.95        970,785         2.08        0.75   1.55    0.39     1.20
Invesco V.I. Growth and
  Income Fund Series I         382,895 23.32      33.59      9,022,209         1.47        1.25   1.40   12.73    12.90
Invesco V.I. High Yield Fund
  Series I                      41,695 12.84      12.88        535,766         4.01        1.35   1.40    4.83     4.88
Invesco V.I. International
  Growth Fund Series I           9,420            21.38        201,400         1.46               1.35            21.36
Janus Henderson Enterprise
  Portfolio Service Shares       5,723            17.23         98,602         0.17               1.35            25.39
Janus Henderson Global
  Research Portfolio Service
  Shares                         3,528            11.28         39,801         0.67               1.35            24.99
Janus Henderson Overseas
  Portfolio Service Shares       5,639            14.64         82,562         1.62               1.35            29.06
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                        2,881            25.90         74,616         0.32               1.35            13.69
MFS VIT Growth Series Initial
  Class                         24,988            24.43        610,523         0.11               1.35            29.65
MFS VIT II Core Equity
  Portfolio Initial Class       11,646            13.05        151,946         0.97               1.35            23.16
MFS VIT New Discovery Series
  Initial Class                  4,129            21.89         90,372         0.00               1.35            24.96
MFS VIT Research Series
  Initial Class                  1,917            18.41         35,293         1.24               1.35            21.72
Morgan Stanley VIF Core Plus
  Fixed Income Portfolio
  Class I                       83,852            10.34        867,131         3.67               1.40             4.77
Morgan Stanley VIF Emerging
  Markets Equity Portfolio
  Class I                       70,797            13.27        939,367         0.68               1.40            33.19
Morgan Stanley VIF Global
  Strategist Portfolio Class I  53,658             8.88        476,321         1.12               1.40            14.50
Morgan Stanley VIF Growth
  Portfolio Class I            163,763 23.98      31.21      4,013,891         0.00        1.35   1.40   41.16    41.23
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I      17,312            38.28        662,698         1.68               1.40             1.68
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I       3,912            17.17         67,189         0.00               1.35            23.61
PIMCO Real Return Portfolio
  Administrative Class           9,834            20.37        200,279         2.33               1.35             2.27
PIMCO Short-Term Portfolio
  Administrative Class           3,254            12.32         40,102         1.39               1.35             1.03
PIMCO Total Return Portfolio
  Administrative Class          14,944            20.01        299,048         2.02               1.35             3.51
Pioneer Fund VCT Portfolio
  Class I                        6,869            22.19        152,435         1.19               1.35            20.09
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I         10,609            23.41        248,342         0.08               1.35            28.29
PVC Diversified International
  Account Class 1              552,994  2.50       8.93      1,733,485         1.89               1.40            27.27
PVC Equity Income Account
  Class 1                      204,516  3.96      20.00      3,109,910         2.21               1.40            19.40

--------------------------------------------------------------------------------
                                      28

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                          December 31, 2017                      For the Year Ended December 31 2017
-                              --------------------------------------------  -------------------------------------------
                                                                                               Expense         Total
                                         Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                         -------------------      Net           Income      -------------- --------------
Sub-accounts                     Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   --------- ------    -------   --------------  -------------  ------ ------- ------  -------
PVC Government & High Quality
  Bond Account Class 1           414,328  2.17       8.72       1,230,075        3.95               1.40    0.46     0.47
PVC Income Account Class 1       619,331  2.93      11.21       2,146,971        4.43               1.40             3.66
PVC LargeCap Growth Account
  Class 1                      1,140,230  6.38      13.96       9,092,663        0.38               1.40            33.02
PVC Principal Capital
  Appreciation Account Class 1 1,184,344  3.88      25.12       9,819,339        1.22               1.40            19.08
PVC SAM Balanced Portfolio
  Class 1                      2,093,858  2.58      16.85      17,516,390        2.13               1.40            13.61
PVC SAM Conservative Balanced
  Portfolio Class 1              187,355  2.21      11.51         930,417        2.90               1.40             9.91
PVC SAM Conservative Growth
  Portfolio Class 1            2,080,499  2.61      18.20      16,787,658        1.54               1.40            18.12
PVC SAM Flexible Income
  Portfolio Class 1              286,658  2.15      12.80       2,504,356        3.65               1.40             6.91
PVC SAM Strategic Growth
  Portfolio Class 1              631,500  2.48      20.02       8,363,267        1.39               1.40            20.53
PVC Short-Term Income Account
  Class 1                        324,486  1.78       7.90         639,291        1.91               1.40             0.97
PVC SmallCap Account Class 1     645,818  4.21      12.95       3,082,981        0.36               1.40            11.30
Putnam VT Equity Income Fund
  Class IB                        19,216            19.40         372,839        0.00               1.35            12.24
Putnam VT Growth and Income
  Fund IB                             --            17.28              --        4.30               1.35             4.62
Putnam VT International Value
  Fund Class IB                    4,403            15.30          67,338        1.48               1.35            23.03
Royce Small-Cap Portfolio
  Investment Class                86,783            29.24       2,537,844        0.93               0.40             4.96
VALIC Company I Blue Chip
  Growth Fund                      1,029            35.46          36,474        0.00               0.40            35.67
VALIC Company I Government
  Money Market I Fund            215,001  6.45       8.86       1,761,914        0.38        0.40   1.55   -1.16    -0.02
VALIC Company I Health
  Sciences Fund                    1,656            58.77          97,322        0.00               0.40            27.15
VALIC Company I International
  Equities Index Fund             19,313  1.89      16.31         198,658        2.71        0.40   1.55   22.44    23.86
VALIC Company I Mid Cap Index
  Fund                            26,514 26.39      43.53       1,069,113        1.13        0.40   1.40   14.30    15.45
VALIC Company I Nasdaq-100
  Index Fund                       2,435 16.49      33.29          48,966        0.73        1.35   1.40   30.46    30.52
VALIC Company I Science &
  Technology Fund                  2,618 12.77      31.69          45,953        0.00        1.35   1.40   39.32    39.39
VALIC Company I Small Cap
  Index Fund                       7,112 25.07      25.38         189,432        1.13        1.25   1.40   12.79    12.96
VALIC Company I Stock Index
  Fund                            78,471  9.76      25.13       1,737,057        1.49        0.40   1.55   19.55    20.93

                                         December 31, 2016                     For the Year Ended December 31 2016
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value
  Fund Class I                  11,063            29.63        327,834         1.72               1.35            18.87
Dreyfus IP MidCap Stock
  Portfolio Initial Shares       5,648            25.34        143,118         1.01               1.35            13.92
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                        13,544            20.11        272,324         0.00               1.35            15.51
Dreyfus VIF Quality Bond
  Portfolio Initial Shares      13,600            17.54        238,586         1.82               1.35             0.16
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc.
  Initial Shares                15,311            13.93        213,347         1.30               1.35             8.90
Fidelity VIP Asset Manager
  Portfolio Initial Class       33,414             4.60        153,641         1.47               1.55             1.49
Fidelity VIP Asset Manager
  Portfolio Service Class 2      3,827            15.39         58,902         1.14               1.35             1.46
Fidelity VIP Contrafund
  Portfolio Service Class 2     20,268            22.29        451,768         0.55               1.35             6.29
Fidelity VIP Equity-Income
  Portfolio Service Class 2     18,479            18.63        344,260         1.90               1.35            16.13
Fidelity VIP Government Money
  Market Portfolio Initial
  Class                         97,937             9.87        966,989         0.17               1.40            -1.19
Fidelity VIP Growth Portfolio
  Service Class 2               23,216            12.44        288,755         0.00               1.35            -0.79
Fidelity VIP Index 500
  Portfolio Initial Class        6,240             5.81         36,243         1.25               1.55            10.14
FTVIP Templeton Foreign VIP
  Fund Class 2                   7,761            14.52        112,731         1.90               1.35             5.74
Goldman Sachs VIT Strategic
  Growth Fund Institutional
  Shares                         1,599            16.69         26,689         0.62               1.35             0.62
Invesco Comstock Fund Class A   25,966            58.76      1,525,764         2.07               0.75            16.95
Invesco Government Money
  Market Fund Class AX           5,516             9.55         52,676         0.05               0.75            -0.69
Invesco High Yield Fund
  Class A                       49,537            12.74        631,187         5.48               0.75            10.45
Invesco V.I. American
  Franchise Fund Series I      129,230 22.26      32.10      3,537,087         0.00        1.25   1.40    0.85     1.00
Invesco V.I. American Value
  Fund Series I                160,416            23.53      3,774,302         0.34               1.40            13.89
Invesco V.I. Comstock Fund
  Series I                     176,453            16.23      2,863,623         1.46               1.40            15.67
Invesco V.I. Core Equity Fund
  Series I                      26,413            16.58        438,033         0.75               1.35             8.79
Invesco V.I. Global Core
  Equity Fund Series I          99,481             9.35        930,600         1.04               1.40             5.33
Invesco V.I. Government
  Securities Fund Series I      98,412 10.34      10.82      1,043,239         1.95        0.75   1.55   -0.32     0.47
Invesco V.I. Growth and
  Income Fund Series I         456,498 20.68      29.75      9,522,823         1.08        1.25   1.40   18.04    18.21
Invesco V.I. High Yield Fund
  Series I                      44,075 12.25      12.28        540,199         4.19        1.35   1.40    9.67     9.73
Invesco V.I. International
  Growth Fund Series I          10,027            17.62        176,658         1.44               1.35            -1.78
Janus Henderson Enterprise
  Portfolio Service Shares       4,036            13.74         55,456         0.02               1.35            10.60
Janus Henderson Global
  Research Portfolio Service
  Shares                         4,042             9.03         36,479         0.93               1.35             0.46
Janus Henderson Overseas
  Portfolio Service Shares       5,962            11.35         67,645         4.15               1.35            -7.96
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                        2,830            22.79         64,483         0.54               1.35            18.61
MFS VIT Growth Series Initial
  Class                         26,861            18.85        506,222         0.04               1.35             1.07
MFS VIT II Core Equity
  Portfolio Initial Class       12,067            10.59        127,836         0.77               1.35             9.89
MFS VIT New Discovery Series
  Initial Class                  4,354            17.51         76,252         0.00               1.35             7.59
MFS VIT Research Series
  Initial Class                  2,383            15.12         36,039         0.76               1.35             7.28
Morgan Stanley VIF Core Plus
  Fixed Income Portfolio
  Class I                      104,639             9.87      1,032,820         1.91               1.40             4.64
Morgan Stanley VIF Emerging
  Markets Equity Portfolio
  Class I                       76,354             9.96        760,617         0.51               1.40             5.26

--------------------------------------------------------------------------------
                                      29

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                          December 31, 2016                      For the Year Ended December 31 2016
                               --------------------------------------------  -------------------------------------------
                                                                                               Expense         Total
                                         Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                         -------------------      Net           Income      -------------- --------------
Sub-accounts                     Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Morgan Stanley VIF Global
  Strategist Portfolio Class I    65,385             7.75         506,918        0.00               1.40             4.11
Morgan Stanley VIF Growth
  Portfolio Class I              155,518 16.99      22.10       2,711,620        0.00        1.35   1.40   -3.00    -2.95
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I        23,369            37.65         879,788        1.55               1.40             5.33
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I         3,979            13.89          55,285        0.00               1.35             3.00
PIMCO Real Return Portfolio
  Administrative Class            12,775            19.92         254,415        2.30               1.35             3.79
PIMCO Short-Term Portfolio
  Administrative Class             6,436            12.20          78,501        1.56               1.35             1.00
PIMCO Total Return Portfolio
  Administrative Class            15,521            19.33         300,046        2.14               1.35             1.30
Pioneer Fund VCT Portfolio
  Class I                          7,052            18.48         130,332        1.28               1.35             8.35
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           15,450            18.25         281,915        0.00               1.35             2.35
PVC Diversified International
  Account Class 1                615,232  1.96       7.02       1,518,744        2.20               1.40            -1.03
PVC Equity Income Account
  Class 1                        216,597  3.32      16.75       2,759,312        2.49               1.40            14.11
PVC Government & High Quality
  Bond Account Class 1           461,884  2.16       8.68       1,364,876        3.14               1.40             0.39
PVC Income Account Class 1       671,959  2.82      10.82       2,233,994        4.54               1.40             4.25
PVC LargeCap Growth Account
  Class 1                      1,288,992  4.80      10.49       7,815,155        0.27               1.40            -6.45
PVC Principal Capital
  Appreciation Account Class 1 1,352,551  3.26      21.09       9,359,340        1.07               1.40             7.60
PVC SAM Balanced Portfolio
  Class 1                      2,709,707  2.27      14.83      18,306,797        1.92               1.40             5.34
PVC SAM Conservative Balanced
  Portfolio Class 1              274,100  2.01      10.47       1,071,731        2.43               1.40             4.90
PVC SAM Conservative Growth
  Portfolio Class 1            2,292,188  2.21      15.41      15,942,078        1.37               1.40             5.51
PVC SAM Flexible Income
  Portfolio Class 1              429,186  2.01      11.97       2,945,809        3.09               1.40             5.56
PVC SAM Strategic Growth
  Portfolio Class 1              678,529  2.06      16.61       7,638,360        1.43               1.40             4.68
PVC Short-Term Income Account
  Class 1                        366,179  1.76       7.82         715,345        2.07               1.40             0.72
PVC SmallCap Account Class 1     711,089  3.79      11.63       3,164,540        0.24               1.40            15.76
Putnam VT Growth and Income
  Fund IB                         19,595            16.52         323,720        1.58               1.35            13.48
Putnam VT International Value
  Fund Class IB                    4,405            12.43          54,767        2.30               1.35            -0.25
Royce Small-Cap Portfolio
  Investment Class                86,783            27.86       2,417,984        1.74               0.40            20.48
VALIC Company I Blue Chip
  Growth Fund                      1,029            26.14          26,885        0.00               0.40             0.45
VALIC Company I Dividend
  Value Fund                          --            22.55              --        4.07               0.40            16.22
VALIC Company I Government
  Money Market I Fund            226,855  6.45       8.96       1,876,934        0.01        0.40   1.55   -1.52    -0.39
VALIC Company I Health
  Sciences Fund                    1,656            46.22          76,540        0.00               0.40           -10.85
VALIC Company I International
  Equities Index Fund             21,631  1.54      13.17         186,774        3.09        0.40   1.55   -0.30     0.86
VALIC Company I Mid Cap Index
  Fund                            27,910 23.09      37.71       1,000,373        1.30        0.40   1.40   18.95    20.14
VALIC Company I Nasdaq-100
  Index Fund                       2,817 25.52      26.73          42,809        0.63        0.75   1.40    5.29     5.97
VALIC Company I Science &
  Technology Fund                  2,183  9.16      22.74          29,550        0.00        1.35   1.40    5.85     5.90
VALIC Company I Small Cap
  Index Fund                       6,590 22.23      22.46         156,985        1.22        1.25   1.40   19.50    19.68
VALIC Company I Stock Index
  Fund                            83,379  8.16      20.78       1,534,766        2.59        0.40   1.55    9.88    11.15

                                         December 31, 2015                     For the Year Ended December 31 2015
                               ------------------------------------------  -------------------------------------------
                                                                                             Expense         Total
                                       Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                       -------------------      Net           Income      -------------- --------------
Sub-accounts                    Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------- ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value
  Fund Class I                  12,299            24.93        306,595         2.12               1.35            -5.17
Dreyfus IP MidCap Stock
  Portfolio Initial Shares       5,703            22.24        126,843         0.59               1.35            -3.60
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                        19,441            17.41        338,405         0.00               1.35            -3.59
Dreyfus VIF Quality Bond
  Portfolio Initial Shares      15,356            17.51        268,952         2.08               1.35            -2.97
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc.
  Initial Shares                17,177            12.80        219,796         1.11               1.35            -4.49
Fidelity VIP Asset Manager
  Portfolio Initial Class       34,601             4.53        156,764         1.63               1.55            -1.40
Fidelity VIP Asset Manager
  Portfolio Service Class 2      4,869            15.17         73,852         1.25               1.35            -1.40
Fidelity VIP Contrafund
  Portfolio Service Class 2     25,873            20.97        542,570         0.77               1.35            -0.93
Fidelity VIP Equity-Income
  Portfolio Service Class 2     23,858            16.04        382,709         2.91               1.35            -5.52
Fidelity VIP Growth Portfolio
  Service Class 2               25,462            12.54        319,223         0.03               1.35             5.47
Fidelity VIP Index 500
  Portfolio Initial Class        8,521             5.27         44,943         2.03               1.55            -0.22
Fidelity VIP Overseas
  Portfolio Initial Class        2,481             3.33          8,256         1.42               1.55             2.03
FTVIP Templeton Foreign VIP
  Fund Class 2                   8,003            13.74        109,931         3.37               1.35            -7.75
Goldman Sachs VIT Strategic
  Growth Fund Institutional
  Shares                         1,621            16.59         26,879         0.22               1.35             2.01
Invesco Comstock Fund Class A   29,237            50.24      1,468,921         1.37               0.75            -6.64
Invesco Government Money
  Market Fund Class AX           5,516             9.62         53,043         0.06               0.75            -0.69
Invesco High Yield Fund
  Class A                       49,888            11.54        572,300         5.60               0.75            -3.81
Invesco V.I. American
  Franchise Fund Series I      176,910 22.07      31.78      3,947,291         0.00        1.25   1.40    3.55     3.70
Invesco V.I. American Value
  Fund Series I                186,351            20.66      3,849,690         0.32               1.40           -10.39
Invesco V.I. Comstock Fund
  Series I                     180,179            14.03      2,527,933         1.92               1.40            -7.29
Invesco V.I. Core Equity Fund
  Series I                      32,095            15.24        489,253         1.11               1.35            -7.03
Invesco V.I. Global Core
  Equity Fund Series I         100,588             8.88        893,297         1.37               1.40            -2.79
Invesco V.I. Government
  Securities Fund Series I     109,424 10.37      10.77      1,159,302         1.94        0.75   1.55   -1.20    -0.40
Invesco V.I. Growth and
  Income Fund Series I         489,380 17.52      25.17      8,645,679         2.98        1.25   1.40   -4.41    -4.27
Invesco V.I. High Yield Fund
  Series I                      56,395 11.17      11.20        630,132         5.66        1.35   1.40   -4.51    -4.46

--------------------------------------------------------------------------------
                                      30

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                          December 31, 2015                      For the Year Ended December 31 2015
                               --------------------------------------------  -------------------------------------------
                                                                                               Expense         Total
                                         Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                         -------------------      Net           Income      -------------- --------------
Sub-accounts                     Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   --------- ------    -------   --------------  -------------  ------ ------- ------  -------
Invesco V.I. International
  Growth Fund Series I            12,023            17.94         215,649        1.47               1.35            -3.65
Janus Henderson Enterprise
  Portfolio Service Shares         6,118            12.42          76,009        0.54               1.35             2.38
Janus Henderson Global
  Research Portfolio Service
  Shares                           4,202             8.98          37,759        0.55               1.35            -3.84
Janus Henderson Overseas
  Portfolio Service Shares         6,622            12.33          81,618        0.54               1.35           -10.03
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                          3,528            19.21          67,765        0.14               1.35            -6.55
MFS VIT Growth Series Initial
  Class                           31,130            18.65         580,441        0.16               1.35             6.12
MFS VIT II Core Equity
  Portfolio Initial Class         12,852             9.64         123,904        1.17               1.35            -3.59
MFS VIT New Discovery Series
  Initial Class                    4,800            16.28          78,128        0.00               1.35            -3.20
MFS VIT Research Series
  Initial Class                    2,564            14.10          36,135        0.74               1.35            -0.55
Morgan Stanley VIF Core Plus
  Fixed Income Portfolio
  Class I                        115,958             9.43       1,093,792        3.45               1.40            -2.03
Morgan Stanley VIF Emerging
  Markets Equity Portfolio
  Class I                         78,698             9.46         744,802        0.81               1.40           -11.93
Morgan Stanley VIF Global
  Strategist Portfolio Class I    72,301             7.45         538,396        1.64               1.40            -7.70
Morgan Stanley VIF Growth
  Portfolio Class I              160,781 17.51      22.77       2,892,644        0.00        1.35   1.40   10.68    10.73
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I        24,741            35.74         884,255        1.30               1.40             0.75
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I         4,608            13.49          60,387        0.00               1.35            -4.20
PIMCO Real Return Portfolio
  Administrative Class            14,074            19.19         270,034        4.13               1.35            -4.01
PIMCO Short-Term Portfolio
  Administrative Class             6,330            12.08          76,394        0.94               1.35            -0.24
PIMCO Total Return Portfolio
  Administrative Class            18,861            19.08         359,032        4.98               1.35            -0.88
Pioneer Fund VCT Portfolio
  Class I                          7,322            17.06         124,880        1.10               1.35            -1.40
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           16,347            17.83         291,428        0.00               1.35             0.27
Principal Money Market Account   491,385             5.66       1,239,318        0.00               1.40            -1.39
PVC Diversified International
  Account Class 1                726,353             7.09       1,816,118        2.60               1.40            -1.74
PVC Equity Income Account
  Class 1                        271,400            14.68       2,920,421        2.46               1.40            -5.26
PVC Government & High Quality
  Bond Account Class 1           669,790             8.65       1,838,054        3.20               1.40            -0.61
PVC Income Account Class 1       787,764             2.71       2,492,090        4.10               1.40            -2.09
PVC LargeCap Growth Account
  Class 1                      1,482,540             5.13       9,617,910        0.14               1.40             3.52
PVC Principal Capital
  Appreciation Account Class 1 1,561,211            19.60       9,963,650        0.36               1.40             0.76
PVC SAM Balanced Portfolio
  Class 1                      3,534,252             2.16      22,921,192        2.80               1.40            -2.19
PVC SAM Conservative Balanced
  Portfolio Class 1              287,920             1.91       1,127,480        3.05               1.40            -2.16
PVC SAM Conservative Growth
  Portfolio Class 1            2,561,649             2.10      17,614,652        2.20               1.40            -2.47
PVC SAM Flexible Income
  Portfolio Class 1              515,594             1.91       3,726,788        3.46               1.40            -2.68
PVC SAM Strategic Growth
  Portfolio Class 1              735,809             1.97       7,843,559        2.20               1.40            -2.99
PVC Short-Term Income Account
  Class 1                        426,201             1.75         820,142        2.54               1.40            -0.69
PVC SmallCap Account Class 1     812,336             3.27       3,141,074        0.14               1.40            -0.48
Putnam VT Growth and Income
  Fund IB                         20,340            14.56         296,115        1.88               1.35            -8.77
Putnam VT International Value
  Fund Class IB                    4,420            12.46          55,092        1.54               1.35            -3.31
Royce Small-Cap Portfolio
  Investment Class                90,902            23.13       2,102,272        0.77               0.40           -12.15
VALIC Company I Blue Chip
  Growth Fund                      5,548            26.02         144,348        0.00               0.40            10.59
VALIC Company I Dividend
  Value Fund                       4,852            19.40          94,125        1.99               0.40            -1.05
VALIC Company I Government
  Money Market I Fund            165,828  6.48       9.10       1,547,340        0.01        0.40   1.55   -1.53    -0.39
VALIC Company I Health
  Sciences Fund                    4,760            51.85         246,818        0.00               0.40            12.20
VALIC Company I International
  Equities Index Fund             27,125  1.55      13.06         257,798        3.99        0.40   1.55   -2.53    -1.40
VALIC Company I Mid Cap Index
  Fund                            34,733 19.41      31.39       1,058,488        1.06        0.40   1.40   -3.85    -2.89
VALIC Company I Nasdaq-100
  Index Fund                       2,824 24.24      25.22          40,124        0.73        0.75   1.40    7.67     8.37
VALIC Company I Science &
  Technology Fund                  2,687  8.65      21.49          31,557        0.00        1.35   1.40    6.38     6.43
VALIC Company I Small Cap
  Index Fund                       7,058 18.60      18.77         140,049        1.13        1.25   1.40   -5.81    -5.67
VALIC Company I Stock Index
  Fund                            89,587  7.43      18.69       1,527,698        1.69        0.40   1.55   -0.50     0.65

                                        December 31, 2014                     For the Year Ended December 31 2014
                               -----------------------------------------  -------------------------------------------
                                                                                            Expense         Total
                                      Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                      -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------ ------    -------   --------------  -------------  ------ ------- ------  -------
American Century VP Value
  Fund Class I                 13,927            26.29       366,129          1.53               1.35            11.56
Dreyfus IP MidCap Stock
  Portfolio Initial Shares      6,250            23.07       144,209          1.00               1.35            10.59
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                       20,434            18.05       368,932          0.00               1.35             0.23
Dreyfus VIF Quality Bond
  Portfolio Initial Shares     17,418            18.05       314,392          2.08               1.35             3.39
The Dreyfus Sustainable U.S.
  Equity Portfolio, Inc.
  Initial Shares               19,939            13.40       267,141          1.07               1.35            11.93
Fidelity VIP Asset Manager
  Portfolio Initial Class      34,624             4.59       159,094          1.54               1.55             4.21
Fidelity VIP Asset Manager
  Portfolio Service Class 2     6,345            15.38        97,611          1.27               1.35             4.12
Fidelity VIP Contrafund
  Portfolio Service Class 2    29,834            21.17       631,508          0.74               1.35            10.16
Fidelity VIP Equity-Income
  Portfolio Service Class 2    27,285            16.98       463,274          2.62               1.35             7.02
Fidelity VIP Growth Portfolio
  Service Class 2              27,278            11.89       324,254          0.00               1.35             9.52
Fidelity VIP Index 500
  Portfolio Initial Class       8,531             5.29        45,089          1.60               1.55            11.82
Fidelity VIP Overseas
  Portfolio Initial Class       2,483             3.26         8,098          1.19               1.55            -9.49

--------------------------------------------------------------------------------
                                      31

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                          December 31, 2014                      For the Year Ended December 31 2014
                               --------------------------------------------  -------------------------------------------
                                                                                               Expense         Total
                                         Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                         -------------------      Net           Income      -------------- --------------
Sub-accounts                     Units   Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   --------- ------    -------   --------------  -------------  ------ ------- ------  -------
FTVIP Templeton Foreign VIP
  Fund Class 2                     8,146            14.89         121,292        1.75               1.35           -12.32
Goldman Sachs VIT Strategic
  Growth Fund Institutional
  Shares                           3,730            16.26          60,644        0.38               1.35            12.12
Invesco Comstock Fund Class A     30,000            53.81       1,614,444        1.62               0.75             8.31
Invesco Government Money
  Market Fund Class AX             5,717             9.68          55,359        0.01               0.75            -0.69
Invesco High Yield Fund
  Class A                         57,523            11.99         686,532        5.53               0.75             0.37
Invesco V.I. American
  Franchise Fund Series I        198,993 21.31      30.65       4,327,247        0.04        1.25   1.40    6.93     7.09
Invesco V.I. American Value
  Fund Series I                  201,445            23.05       4,644,065        0.46               1.40             8.22
Invesco V.I. Comstock Fund
  Series I                       202,330            15.13       3,061,920        1.33               1.40             7.87
Invesco V.I. Core Equity Fund
  Series I                        36,451            16.40         597,697        0.86               1.35             6.70
Invesco V.I. Global Core
  Equity Fund Series I           108,846             9.14         994,410        1.98               1.40            -0.71
Invesco V.I. Government
  Securities Fund Series I       151,465 10.50      10.81       1,602,673        3.02        0.75   1.55    2.54     3.36
Invesco V.I. Growth and
  Income Fund Series I           548,357 18.33      26.29      10,126,789        1.75        1.25   1.40    8.75     8.91
Invesco V.I. High Yield Fund
  Series I                        60,678 11.70      11.72         709,967        4.71        1.35   1.40    0.31     0.36
Invesco V.I. International
  Growth Fund Series I            13,625            18.62         253,662        1.58               1.35            -1.01
Janus Henderson Enterprise
  Portfolio Service Shares         6,267            12.14          76,052        0.04               1.35            10.74
Janus Henderson Global
  Research Portfolio Service
  Shares                           4,356             9.34          40,705        0.96               1.35             5.74
Janus Henderson Overseas
  Portfolio Service Shares         6,693            13.70          91,687        3.15               1.35           -13.28
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                          3,494            20.56          71,823        0.14               1.35             8.13
MFS VIT Growth Series Initial
  Class                           33,722            17.57         592,526        0.11               1.35             7.48
MFS VIT New Discovery Series
  Initial Class                    4,986            16.82          83,845        0.00               1.35            -8.50
MFS VIT Research Series
  Initial Class                    2,699            14.17          38,256        1.12               1.35             8.72
Morgan Stanley VIF Core Plus
  Fixed Income Portfolio
  Class I                        123,437             9.63       1,188,495        3.04               1.40             6.36
Morgan Stanley VIF Emerging
  Markets Equity Portfolio
  Class I                         86,715            10.75         931,889        0.39               1.40            -5.82
Morgan Stanley VIF Global
  Strategist Portfolio Class I    93,547             8.07         754,693        0.87               1.40             0.73
Morgan Stanley VIF Growth
  Portfolio Class I              177,285 15.82      20.56       2,876,449        0.00        1.35   1.40    4.88     4.93
Morgan Stanley VIF U.S. Real
  Estate Portfolio Class I        26,637            35.48         944,935        1.45               1.40            27.92
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I         4,899            13.50          66,132        0.00               1.35             6.14
PIMCO Real Return Portfolio
  Administrative Class            14,636            19.99         292,536        1.45               1.35             1.71
PIMCO Short-Term Portfolio
  Administrative Class             6,758            12.11          81,755        0.70               1.35            -0.64
PIMCO Total Return Portfolio
  Administrative Class            20,856            19.25         400,636        2.19               1.35             2.88
Pioneer Fund VCT Portfolio
  Class I                          8,199            17.30         141,836        1.21               1.35             9.54
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           16,954            17.78         301,456        0.00               1.35             7.96
Principal Money Market Account   595,675             5.74       1,494,008        0.00               1.40            -1.39
PVC Diversified International
  Account Class 1                784,618             2.02       1,954,432        2.30               1.40            -4.56
PVC Equity Income Account
  Class 1                        281,487            15.49       3,105,810        2.49               1.40            11.23
PVC Government & High Quality
  Bond Account Class 1           749,268             2.16       2,147,505        3.76               1.40             3.62
PVC Income Account Class 1       902,114             2.77       2,998,607        4.40               1.40             4.08
PVC LargeCap Growth Account
  Class 1                      1,632,004             4.95      10,295,644        0.55               1.40             9.57
PVC Principal Capital
  Appreciation Account Class 1   343,520            19.46       4,566,164        3.08               1.40            10.89
PVC SAM Balanced Portfolio
  Class 1                      3,914,691             2.21      27,579,909        2.67               1.40             5.33
PVC SAM Conservative Balanced
  Portfolio Class 1              300,923             1.96       1,285,117        3.00               1.40             4.74
PVC SAM Conservative Growth
  Portfolio Class 1            3,012,871             2.15      20,981,145        1.80               1.40             5.94
PVC SAM Flexible Income
  Portfolio Class 1              548,990             1.96       4,204,984        3.48               1.40             4.56
PVC SAM Strategic Growth
  Portfolio Class 1              843,634             2.03       9,785,964        1.54               1.40             7.17
PVC Short-Term Income Account
  Class 1                        475,673             1.76         936,794        1.69               1.40             0.31
Putnam VT Growth and Income
  Fund IB                         21,452            15.96         342,318        1.31               1.35             9.25
Putnam VT International Value
  Fund Class IB                    5,836            12.89          75,231        1.36               1.35           -10.70
Royce Small-Cap Portfolio
  Investment Class                90,902            26.33       2,393,135        0.13               0.40             2.83
VALIC Company I Blue Chip
  Growth Fund                      5,565            23.53         130,930        0.16               0.40             8.71
VALIC Company I Dividend
  Value Fund                       4,831            19.61          94,725        1.88               0.40             8.78
VALIC Company I Government
  Money Market I Fund            185,310  6.50       9.24       1,745,933        0.01        0.40   1.55   -1.53    -0.39
VALIC Company I Health
  Sciences Fund                    4,768            46.21         220,346        0.00               0.40            31.05
VALIC Company I International
  Equities Index Fund             31,002  1.59      13.24         306,874        2.56        0.40   1.55   -6.90    -5.82
VALIC Company I Mid Cap Index
  Fund                            37,045 20.19      32.32       1,159,940        1.09        0.40   1.40    7.89     8.97
VALIC Company I Nasdaq-100
  Index Fund                       2,445 22.51      23.27          27,995        0.89        0.75   1.40   17.04    17.80
VALIC Company I Science &
  Technology Fund                  2,688  8.13      20.20          29,673        0.14        1.35   1.40   12.84    12.89
VALIC Company I Small Cap
  Index Fund                       8,168 19.75      19.90         171,149        1.21        1.25   1.40    3.30     3.46
VALIC Company I Stock Index
  Fund                           101,554  7.46      18.57       1,737,501        1.58        0.40   1.55   11.54    12.83

--------
(a)Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.
(b)These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(c)These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as

--------------------------------------------------------------------------------
                                      32

SEPARATE ACCOUNT D
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

   mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(d)These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(e)These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------
                                      33

American General
Life Companies

                                                          Separate Account VA-1
                                                               Variable Annuity
                                        American General Life Insurance Company

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

 LOGO

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of American General Life Insurance Company and the Contract Owners of Separate Account VA-1.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account VA-1 indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account VA-1 as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Fidelity VIP Asset Manager Portfolio   Fidelity VIP High Income Portfolio
  Initial Class                          Initial Class
Fidelity VIP Contrafund Portfolio      Fidelity VIP Index 500 Portfolio
  Initial Class                          Initial Class
Fidelity VIP Equity-Income Portfolio   Fidelity VIP Investment Grade Bond
  Initial Class                          Portfolio Initial Class
Fidelity VIP Government Money Market   Fidelity VIP Overseas Portfolio
  Portfolio Initial Class                Initial Class
Fidelity VIP Growth Portfolio Initial  MFS VIT Research Series Initial Class
  Class
MFS VIT Growth Series Initial Class    MFS VIT Total Return Series Initial
                                         Class
MFS VIT II Core Equity Portfolio       MFS VIT Utilities Series Initial Class
  Initial Class
MFS VIT Investors Trust Series
  Initial Class

Basis for Opinions

These financial statements are the responsibility of American General Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account VA-1 based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the Separate Account VA-1 in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

 LOGO

 LOGO

Houston, Texas
April 22nd, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                                      Due from
                                                                        (to)                                      Net Assets
                                                                      Company's            Contract   Contract   Attributable
                                                                       General             Owners -   Owners -   to Contract
                                                         Investments  Account,             Annuity  Accumulation    Owner
Sub-accounts                                            at Fair Value    Net    Net Assets Reserves   Reserves     Reserves
------------                                            ------------- --------- ---------- -------- ------------ ------------
Fidelity VIP Asset Manager Portfolio Initial Class       $  275,729      $--    $  275,729   $--     $  275,729   $  275,729
Fidelity VIP Contrafund Portfolio Initial Class           1,143,450       --     1,143,450    --      1,143,450    1,143,450
Fidelity VIP Equity-Income Portfolio Initial Class          796,423       --       796,423    --        796,423      796,423
Fidelity VIP Government Money Market Portfolio Initial
  Class                                                      48,423       --        48,423    --         48,423       48,423
Fidelity VIP Growth Portfolio Initial Class                 911,707       --       911,707    --        911,707      911,707
Fidelity VIP High Income Portfolio Initial Class             72,814       --        72,814    --         72,814       72,814
Fidelity VIP Index 500 Portfolio Initial Class            1,585,131       --     1,585,131    --      1,585,131    1,585,131
Fidelity VIP Investment Grade Bond Portfolio Initial
  Class                                                     184,747       --       184,747    --        184,747      184,747
Fidelity VIP Overseas Portfolio Initial Class                78,896       --        78,896    --         78,896       78,896
MFS VIT Growth Series Initial Class                         760,636       --       760,636    --        760,636      760,636
MFS VIT II Core Equity Portfolio Initial Class              360,720       --       360,720    --        360,720      360,720
MFS VIT Investors Trust Series Initial Class                434,428       --       434,428    --        434,428      434,428
MFS VIT Research Series Initial Class                       645,142       --       645,142    --        645,142      645,142
MFS VIT Total Return Series Initial Class                   773,876       --       773,876    --        773,876      773,876
MFS VIT Utilities Series Initial Class                      765,294       --       765,294    --        765,294      765,294

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       1

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY


SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                                     Net Asset
                                                                     Value per Shares at Fair Cost of Shares
Sub-accounts                                                  Shares   Share       Value           Held      Level*
------------                                                  ------ --------- -------------- -------------- ------
Fidelity VIP Asset Manager Portfolio Initial Class            20,156  $ 13.68    $  275,729     $  307,362     1
Fidelity VIP Contrafund Portfolio Initial Class               35,588    32.13     1,143,450      1,013,835     1
Fidelity VIP Equity-Income Portfolio Initial Class            39,098    20.37       796,423        816,867     1
Fidelity VIP Government Money Market Portfolio Initial Class  48,423     1.00        48,423         48,423     1
Fidelity VIP Growth Portfolio Initial Class                   14,444    63.12       911,707        697,727     1
Fidelity VIP High Income Portfolio Initial Class              14,651     4.97        72,814         80,624     1
Fidelity VIP Index 500 Portfolio Initial Class                 6,279   252.46     1,585,131        964,426     1
Fidelity VIP Investment Grade Bond Portfolio Initial Class    14,971    12.34       184,747        191,931     1
Fidelity VIP Overseas Portfolio Initial Class                  4,124    19.13        78,896         74,485     1
MFS VIT Growth Series Initial Class                           16,180    47.01       760,636        599,342     1
MFS VIT II Core Equity Portfolio Initial Class                16,638    21.68       360,720        396,082     1
MFS VIT Investors Trust Series Initial Class                  16,060    27.05       434,428        384,354     1
MFS VIT Research Series Initial Class                         25,878    24.93       645,142        595,130     1
MFS VIT Total Return Series Initial Class                     35,531    21.78       773,876        730,567     1
MFS VIT Utilities Series Initial Class                        26,048    29.38       765,294        733,302     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       2

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY


STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                                             Fidelity VIP
                                       Fidelity VIP      Fidelity VIP      Fidelity VIP       Government       Fidelity VIP
                                       Asset Manager      Contrafund       Equity-Income     Money Market         Growth
                                     Portfolio Initial Portfolio Initial Portfolio Initial Portfolio Initial Portfolio Initial
                                           Class             Class             Class             Class             Class
                                     ----------------- ----------------- ----------------- ----------------- -----------------
For the Year Ended December 31,
  2018
From operations:
   Dividends                             $  5,079         $    9,325        $   20,361         $   1,115        $    2,561
   Mortality and expense risk and
     administrative charges                (4,573)           (19,325)          (13,457)             (964)          (15,100)
                                         --------         ----------        ----------         ---------        ----------
   Net investment income (loss)               506            (10,000)            6,904               151           (12,539)
   Net realized gain (loss)                 2,111             84,695            39,843                --            79,017
   Capital gain distribution from
     mutual funds                          11,065            117,686            46,665                --           153,042
   Change in unrealized
     appreciation (depreciation)
     of investments                       (33,245)          (280,052)         (181,719)               --          (223,216)
                                         --------         ----------        ----------         ---------        ----------
Increase (decrease) in net assets
  from operations                         (19,563)           (87,671)          (88,307)              151            (3,696)
                                         --------         ----------        ----------         ---------        ----------
From contract transactions:
   Payments received from contract
     owners                                    --                408               228                --             1,653
   Payments for contract benefits
     or terminations                      (59,982)          (108,265)         (160,927)          (21,583)         (143,511)
   Transfers between sub-accounts
     (including fixed account), net         1,235              6,689               141            (1,082)           (2,153)
                                         --------         ----------        ----------         ---------        ----------
Increase (decrease) in net assets
  from contract transactions              (58,747)          (101,168)         (160,558)          (22,665)         (144,011)
                                         --------         ----------        ----------         ---------        ----------
Increase (decrease) in net assets         (78,310)          (188,839)         (248,865)          (22,514)         (147,707)
Net assets at beginning of period         354,039          1,332,289         1,045,288            70,937         1,059,414
                                         --------         ----------        ----------         ---------        ----------
Net assets at end of period              $275,729         $1,143,450        $  796,423         $  48,423        $  911,707
                                         ========         ==========        ==========         =========        ==========
Beginning units                            27,909             53,558            65,471            11,949            58,336
Units issued                                  332              3,739             1,063                --               149
Units redeemed                             (4,951)            (7,504)          (11,369)           (3,811)           (7,485)
                                         --------         ----------        ----------         ---------        ----------
Ending units                               23,290             49,793            55,165             8,138            51,000
                                         ========         ==========        ==========         =========        ==========
For the Year Ended December 31,
  2017
From operations:
   Dividends                             $  6,536         $   12,614        $   17,287         $     800        $    2,158
   Mortality and expense risk and
     administrative charges                (5,223)           (17,948)          (14,904)           (1,829)          (13,709)
                                         --------         ----------        ----------         ---------        ----------
   Net investment income (loss)             1,313             (5,334)            2,383            (1,029)          (11,551)
   Net realized gain (loss)                 4,049             49,392            41,247                --            45,614
   Capital gain distribution from
     mutual funds                          40,545             67,484            22,177                --            71,336
   Change in unrealized
     appreciation (depreciation)
     of investments                        (2,098)           123,305            47,116                --           170,643
                                         --------         ----------        ----------         ---------        ----------
Increase (decrease) in net assets
  from operations                          43,809            234,847           112,923            (1,029)          276,042
                                         --------         ----------        ----------         ---------        ----------
From contract transactions:
   Payments received from contract
     owners                                    --                408               228                --               253
   Payments for contract benefits
     or terminations                      (77,376)          (112,322)         (175,916)          (51,848)          (81,027)
   Transfers between sub-accounts
     (including fixed account), net        31,369             (1,291)              772           (52,798)           (4,918)
                                         --------         ----------        ----------         ---------        ----------
Increase (decrease) in net assets
  from contract transactions              (46,007)          (113,205)         (174,916)         (104,646)          (85,692)
                                         --------         ----------        ----------         ---------        ----------
Increase (decrease) in net assets          (2,198)           121,642           (61,993)         (105,675)          190,350
Net assets at beginning of period         356,237          1,210,647         1,107,281           176,612           869,064
                                         --------         ----------        ----------         ---------        ----------
Net assets at end of period              $354,039         $1,332,289        $1,045,288         $  70,937        $1,059,414
                                         ========         ==========        ==========         =========        ==========
Beginning units                            31,599             58,492            77,211            29,536            63,771
Units issued                                2,617                123               408                --                 6
Units redeemed                             (6,307)            (5,057)          (12,148)          (17,587)           (5,441)
                                         --------         ----------        ----------         ---------        ----------
Ending units                               27,909             53,558            65,471            11,949            58,336
                                         ========         ==========        ==========         =========        ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                           Fidelity VIP
                                       Fidelity VIP      Fidelity VIP       Investment       Fidelity VIP
                                        High Income        Index 500        Grade Bond         Overseas         MFS VIT
                                     Portfolio Initial Portfolio Initial Portfolio Initial Portfolio Initial Growth Series
                                           Class             Class             Class             Class       Initial Class
                                     ----------------- ----------------- ----------------- ----------------- -------------
For the Year Ended December 31,
  2018
From operations:
   Dividends                             $   4,860        $   33,631         $  4,778          $  1,541        $     696
   Mortality and expense risk and
     administrative charges                 (1,314)          (26,018)          (2,953)           (1,392)         (11,210)
                                         ---------        ----------         --------          --------        ---------
   Net investment income (loss)              3,546             7,613            1,825               149          (10,514)
   Net realized gain (loss)                 (7,458)          133,053           (3,652)            2,359           65,263
   Capital gain distribution from
     mutual funds                               --             8,854            1,425                --           51,641
   Change in unrealized
     appreciation (depreciation)
     of investments                           (220)         (245,119)          (4,429)          (18,839)        (107,318)
                                         ---------        ----------         --------          --------        ---------
Increase (decrease) in net assets
  from operations                           (4,132)          (95,599)          (4,831)          (16,331)            (928)
                                         ---------        ----------         --------          --------        ---------
From contract transactions:
   Payments received from contract
     owners                                     --             6,073               --             1,400            1,893
   Payments for contract benefits
     or terminations                        (2,693)         (219,260)         (53,510)           (9,638)         (73,914)
   Transfers between sub-accounts
     (including fixed account), net        (95,500)           62,513            3,925                38          110,149
                                         ---------        ----------         --------          --------        ---------
Increase (decrease) in net assets
  from contract transactions               (98,193)         (150,674)         (49,585)           (8,200)          38,128
                                         ---------        ----------         --------          --------        ---------
Increase (decrease) in net assets         (102,325)         (246,273)         (54,416)          (24,531)          37,200
Net assets at beginning of period          175,139         1,831,404          239,163           103,427          723,436
                                         ---------        ----------         --------          --------        ---------
Net assets at end of period              $  72,814        $1,585,131         $184,747          $ 78,896        $ 760,636
                                         =========        ==========         ========          ========        =========
Beginning units                             17,716            97,935           21,905             9,054           38,051
Units issued                                    --             3,724              921               127            6,352
Units redeemed                              (9,992)          (11,649)          (5,573)             (959)          (4,883)
                                         ---------        ----------         --------          --------        ---------
Ending units                                 7,724            90,010           17,253             8,222           39,520
                                         =========        ==========         ========          ========        =========
For the Year Ended December 31,
  2017
From operations:
   Dividends                             $   9,265        $   31,377         $  5,897          $  1,366        $     702
   Mortality and expense risk and
     administrative charges                 (2,440)          (25,120)          (3,769)           (1,254)          (9,504)
                                         ---------        ----------         --------          --------        ---------
   Net investment income (loss)              6,825             6,257            2,128               112           (8,802)
   Net realized gain (loss)                   (656)          154,822              730             3,690           42,131
   Capital gain distribution from
     mutual funds                               --             5,936            1,228                89           26,571
   Change in unrealized
     appreciation (depreciation)
     of investments                          3,104           162,965            3,359            16,930          115,065
                                         ---------        ----------         --------          --------        ---------
Increase (decrease) in net assets
  from operations                            9,273           329,980            7,445            20,821          174,965
                                         ---------        ----------         --------          --------        ---------
From contract transactions:
   Payments received from contract
     owners                                     --             1,873               --                --              493
   Payments for contract benefits
     or terminations                       (10,386)         (285,506)         (46,116)          (11,598)         (79,361)
   Transfers between sub-accounts
     (including fixed account), net            (19)           (3,657)           4,273            25,957           (1,288)
                                         ---------        ----------         --------          --------        ---------
Increase (decrease) in net assets
  from contract transactions               (10,405)         (287,290)         (41,843)           14,359          (80,156)
                                         ---------        ----------         --------          --------        ---------
Increase (decrease) in net assets           (1,132)           42,690          (34,398)           35,180           94,809
Net assets at beginning of period          176,271         1,788,714          273,561            68,247          628,627
                                         ---------        ----------         --------          --------        ---------
Net assets at end of period              $ 175,139        $1,831,404         $239,163          $103,427        $ 723,436
                                         =========        ==========         ========          ========        =========
Beginning units                             18,803           114,807           25,751             7,676           42,845
Units issued                                    --               292              395             2,714               40
Units redeemed                              (1,087)          (17,164)          (4,241)           (1,336)          (4,834)
                                         ---------        ----------         --------          --------        ---------
Ending units                                17,716            97,935           21,905             9,054           38,051
                                         =========        ==========         ========          ========        =========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       4

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                 MFS VIT II        MFS VIT       MFS VIT        MFS VIT
                                                 Core Equity      Investors      Research     Total Return      MFS VIT
                                              Portfolio Initial Trust Series  Series Initial Series Initial Utilities Series
                                                    Class       Initial Class     Class          Class       Initial Class
                                              ----------------- ------------- -------------- -------------- ----------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                      $  2,371        $   3,253     $   5,310      $   18,508      $   9,439
   Mortality and expense risk and
     administrative charges                         (5,201)          (7,317)      (10,646)        (12,499)       (12,412)
                                                  --------        ---------     ---------      ----------      ---------
   Net investment income (loss)                     (2,830)          (4,064)       (5,336)          6,009         (2,973)
   Net realized gain (loss)                          3,181           30,842        40,335          68,164         44,219
   Capital gain distribution from mutual
     funds                                          36,574           22,609        87,725          37,711          3,277
   Change in unrealized appreciation
     (depreciation) of investments                 (61,164)         (79,318)     (157,302)       (169,443)       (44,972)
                                                  --------        ---------     ---------      ----------      ---------
Increase (decrease) in net assets from
  operations                                       (24,239)         (29,931)      (34,578)        (57,559)          (449)
                                                  --------        ---------     ---------      ----------      ---------
From contract transactions:
   Payments received from contract owners               --              958         3,775           2,850             50
   Payments for contract benefits or
     terminations                                  (36,587)         (76,169)      (57,963)       (141,894)      (132,680)
   Transfers between sub-accounts (including
     fixed account), net                            84,206            1,640        (2,096)       (100,056)       (69,238)
                                                  --------        ---------     ---------      ----------      ---------
Increase (decrease) in net assets from
  contract transactions                             47,619          (73,571)      (56,284)       (239,100)      (201,868)
                                                  --------        ---------     ---------      ----------      ---------
Increase (decrease) in net assets                   23,380         (103,502)      (90,862)       (296,659)      (202,317)
Net assets at beginning of period                  337,340          537,930       736,004       1,070,535        967,611
                                                  --------        ---------     ---------      ----------      ---------
Net assets at end of period                       $360,720        $ 434,428     $ 645,142      $  773,876      $ 765,294
                                                  ========        =========     =========      ==========      =========
Beginning units                                     10,795           33,592        45,219          68,358         36,772
Units issued                                         2,511              136         2,112             333            661
Units redeemed                                      (1,132)          (4,617)       (5,296)        (15,596)        (8,247)
                                                  --------        ---------     ---------      ----------      ---------
Ending units                                        12,174           29,111        42,035          53,095         29,186
                                                  ========        =========     =========      ==========      =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                      $  2,976        $   3,816     $   9,280      $   26,146      $  42,676
   Mortality and expense risk and
     administrative charges                         (4,336)          (7,555)       (9,546)        (15,529)       (13,672)
                                                  --------        ---------     ---------      ----------      ---------
   Net investment income (loss)                     (1,360)          (3,739)         (266)         10,617         29,004
   Net realized gain (loss)                           (461)          39,504        19,685          60,703         13,967
   Capital gain distribution from mutual
     funds                                          18,335           20,592        45,581          30,424             --
   Change in unrealized appreciation
     (depreciation) of investments                  47,702           50,416        68,701          12,510         76,855
                                                  --------        ---------     ---------      ----------      ---------
Increase (decrease) in net assets from
  operations                                        64,216          106,773       133,701         114,254        119,826
                                                  --------        ---------     ---------      ----------      ---------
From contract transactions:
   Payments received from contract owners               --              958           975              50             50
   Payments for contract benefits or
     terminations                                  (10,345)        (108,548)      (46,005)       (228,774)       (68,975)
   Transfers between sub-accounts (including
     fixed account), net                              (104)            (145)         (955)          2,310            (85)
                                                  --------        ---------     ---------      ----------      ---------
Increase (decrease) in net assets from
  contract transactions                            (10,449)        (107,735)      (45,985)       (226,414)       (69,010)
                                                  --------        ---------     ---------      ----------      ---------
Increase (decrease) in net assets                   53,767             (962)       87,716        (112,160)        50,816
Net assets at beginning of period                  283,573          538,892       648,288       1,182,695        916,795
                                                  --------        ---------     ---------      ----------      ---------
Net assets at end of period                       $337,340        $ 537,930     $ 736,004      $1,070,535      $ 967,611
                                                  ========        =========     =========      ==========      =========
Beginning units                                     11,171           40,934        48,456          83,632         39,454
Units issued                                             5              375            45             371              1
Units redeemed                                        (381)          (7,717)       (3,282)        (15,645)        (2,683)
                                                  --------        ---------     ---------      ----------      ---------
Ending units                                        10,795           33,592        45,219          68,358         36,772
                                                  ========        =========     =========      ==========      =========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       5

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Organization

Separate Account VA-1 (the Separate Account) was established on May 22, 1996 to support the operations of The Chairman(R) Combination Fixed and Variable Annuity contracts issued by The American Franklin Life Insurance Company (AMFLIC). On December 31, 2002, AMFLIC merged with and into its parent company, The Franklin Life Insurance Company (Franklin). This was followed by an immediate merger of Franklin with and into an affiliate, American General Life Insurance Company (the Company). The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

As a result of the merger, the Company became the depositor of the Separate Account, and its assets are the property of the Company. The Company is responsible for all annuity contracts funded through the Separate Account. The merger did not affect the rights of the contract owners. The product in the Separate Account, Chairman Variable Annuity, is no longer available for sale.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the two years in the period then ended.

Fidelity Variable Insurance Products
  (Fidelity VIP)
Fidelity VIP Asset Manager Portfolio   Fidelity VIP High Income Portfolio
  Initial Class                          Initial Class
Fidelity VIP Contrafund Portfolio      Fidelity VIP Index 500 Portfolio
  Initial Class                          Initial Class
Fidelity VIP Equity-Income Portfolio   Fidelity VIP Investment Grade Bond
  Initial Class                          Portfolio Initial Class
Fidelity VIP Government Money Market   Fidelity VIP Overseas Portfolio
  Portfolio Initial Class                Initial Class
Fidelity VIP Growth Portfolio Initial
  Class

MFS Variable Insurance Trust (MFS VIT)
MFS VIT Growth Series Initial Class    MFS VIT Research Series Initial Class
MFS VIT II Core Equity Portfolio       MFS VIT Total Return Series Initial
  Initial Class                          Class
MFS VIT Investors Trust Series         MFS VIT Utilities Series Initial Class
  Initial Class

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of

--------------------------------------------------------------------------------
                                       6

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Reserves for Annuity Contracts in Payout: Net assets allocated to contracts in the payout period are based on industry standard mortality tables depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions.

An assumed interest rate of 3.50 percent is used in determining annuity payments.

At each reporting period, the assumptions must be evaluated based on current experience, and the reserves must be adjusted accordingly. To the extent additional reserves are established due to mortality risk experience, the Company makes payments to the Separate Account. If there are excess reserves remaining at the time annuity payments cease, the assets supporting those reserves are transferred from the Separate Account to the General Account. Transfers between the General Account and the Separate Account, if any, are disclosed as adjustments to net assets allocated to contracts in payout period in the Statements of Operations and Changes in Net Assets. Annuity benefit payments are recorded as payments for contract benefits or terminations in the Statements of Operations and Changes in Net Assets.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

    . Level 1-- Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

    . Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other that quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

--------------------------------------------------------------------------------
                                       7

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and administrative charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The administrative charge reimburses the Company for any administrative expenses incurred under the contract. This includes the expenses for administration and marketing. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

The separate account annual charge is calculated as a percentage of the net asset value and deducted at an effective annual rate of 1.40 percent.

Annual Contract Fee: Each year the Company charges an annual contract fee against each contract owner's account for administrative expenses. These charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

The annual contract fee is $30 and is currently waived if the cumulative purchase payments are at least $75,000.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

The maximum withdrawal charge is 6 percent of purchase payments withdrawn during the first two years after receipt. The percentage declines ratably until elimination after the seventh year.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 is assessed on each transfer in excess of 12 transfers during the contract year may be assessed on all contracts issued.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.50 percent. Some states assess premium taxes at the time of purchase payments, while some other states assess premium taxes when annuity payments begin or upon surrender. There are certain states that do not assess premium taxes. If the law of the state requires premium taxes to be paid when purchase payments are made, the Company will deduct the tax from such payments prior to depositing the payments into the Separate Account. Otherwise, such tax will be deducted from the account value when annuity payments begin. Premium taxes are included as part of the payments received from contract owners line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                       8

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)



5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                  Cost of Purchases Proceeds from Sales
------------                                                  ----------------- -------------------
Fidelity VIP Asset Manager Portfolio Initial Class                $ 20,180           $ 67,356
Fidelity VIP Contrafund Portfolio Initial Class                    223,752            217,234
Fidelity VIP Equity-Income Portfolio Initial Class                  84,353            191,343
Fidelity VIP Government Money Market Portfolio Initial Class         1,115             23,628
Fidelity VIP Growth Portfolio Initial Class                        158,020            161,527
Fidelity VIP High Income Portfolio Initial Class                     4,860             99,507
Fidelity VIP Index 500 Portfolio Initial Class                     112,750            246,957
Fidelity VIP Investment Grade Bond Portfolio Initial Class          16,040             62,374
Fidelity VIP Overseas Portfolio Initial Class                        2,964             11,016
MFS VIT Growth Series Initial Class                                195,562            116,307
MFS VIT II Core Equity Portfolio Initial Class                     123,240             41,879
MFS VIT Investors Trust Series Initial Class                        27,292             82,318
MFS VIT Research Series Initial Class                              128,104            101,999
MFS VIT Total Return Series Initial Class                           60,988            256,368
MFS VIT Utilities Series Initial Class                              30,121            231,686

6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                                                   December 31, 2018       For the Year Ended December 31, 2018
                                                              ---------------------------  ------------------------------------
                                                                     Unit                   Investment       Expense     Total
                                                                     Value      Net           Income          Ratio     Return
Sub-accounts                                                  Units   ($)  Assets ($)/(a)/ Ratio (%)/(b)/    (%)/(c)/   (%)/(d)/
------------                                                  ------ ----- --------------  -------------     -------    -------
Fidelity VIP Asset Manager Portfolio Initial Class            23,290 11.84     275,729         1.61           1.40       -6.67
Fidelity VIP Contrafund Portfolio Initial Class               49,793 22.96   1,143,450         0.75           1.40       -7.69
Fidelity VIP Equity-Income Portfolio Initial Class            55,165 14.44     796,423         2.21           1.40       -9.57
Fidelity VIP Government Money Market Portfolio Initial Class   8,138  5.95      48,423         1.87           1.40        0.23
Fidelity VIP Growth Portfolio Initial Class                   51,000 17.88     911,707         0.26           1.40       -1.56
Fidelity VIP High Income Portfolio Initial Class               7,724  9.43      72,814         3.92           1.40       -4.64
Fidelity VIP Index 500 Portfolio Initial Class                90,010 17.61   1,585,131         1.97           1.40       -5.83
Fidelity VIP Investment Grade Bond Portfolio Initial Class    17,253 10.71     184,747         2.25           1.40       -1.92
Fidelity VIP Overseas Portfolio Initial Class                  8,222  9.60      78,896         1.69           1.40      -16.00
MFS VIT Growth Series Initial Class                           39,520 19.25     760,636         0.09           1.40        1.23
MFS VIT II Core Equity Portfolio Initial Class                12,174 29.63     360,720         0.68           1.40       -5.18
MFS VIT Investors Trust Series Initial Class                  29,111 14.92     434,428         0.67           1.40       -6.81
MFS VIT Research Series Initial Class                         42,035 15.35     645,142         0.77           1.40       -5.71
MFS VIT Total Return Series Initial Class                     53,095 14.58     773,876         2.01           1.40       -6.93
MFS VIT Utilities Series Initial Class                        29,186 26.22     765,294         1.09           1.40       -0.35

--------------------------------------------------------------------------------
                                       9

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                                   December 31, 2017       For the Year Ended December 31, 2017
                                                              ---------------------------  ------------------------------------
                                                                     Unit                   Investment       Expense     Total
                                                                     Value      Net           Income          Ratio     Return
Sub-accounts                                                  Units   ($)  Assets ($)/(a)/ Ratio (%)/(b)/    (%)/(c)/   (%)/(d)/
------------                                                  ------ ----- --------------  -------------     -------    -------
Fidelity VIP Asset Manager Portfolio Initial Class            27,909 12.69     354,039         1.84           1.40       12.52
Fidelity VIP Contrafund Portfolio Initial Class               53,558 24.88   1,332,289         0.99           1.40       20.19
Fidelity VIP Equity-Income Portfolio Initial Class            65,471 15.97   1,045,288         1.61           1.40       11.33
Fidelity VIP Government Money Market Portfolio Initial Class  11,949  5.94      70,937         0.65           1.40       -0.72
Fidelity VIP Growth Portfolio Initial Class                   58,336 18.16   1,059,414         0.22           1.40       33.26
Fidelity VIP High Income Portfolio Initial Class              17,716  9.89     175,139         5.27           1.40        5.45
Fidelity VIP Index 500 Portfolio Initial Class                97,935 18.70   1,831,404         1.73           1.40       20.03
Fidelity VIP Investment Grade Bond Portfolio Initial Class    21,905 10.92     239,163         2.30           1.40        2.77
Fidelity VIP Overseas Portfolio Initial Class                  9,054 11.42     103,427         1.59           1.40       28.48
MFS VIT Growth Series Initial Class                           38,051 19.01     723,436         0.10           1.40       29.58
MFS VIT II Core Equity Portfolio Initial Class                10,795 31.25     337,340         0.96           1.40       23.10
MFS VIT Investors Trust Series Initial Class                  33,592 16.01     537,930         0.71           1.40       21.64
MFS VIT Research Series Initial Class                         45,219 16.28     736,004         1.34           1.40       21.66
MFS VIT Total Return Series Initial Class                     68,358 15.66   1,070,535         2.32           1.40       10.74
MFS VIT Utilities Series Initial Class                        36,772 26.31     967,611         4.53           1.40       13.24

                                                                   December 31, 2016        For the Year Ended December 31, 2016
                                                              ----------------------------  ------------------------------------
                                                                      Unit                   Investment       Expense     Total
                                                                      Value      Net           Income          Ratio     Return
Sub-accounts                                                   Units   ($)  Assets ($)/(a)/ Ratio (%)/(b)/    (%)/(c)/   (%)/(d)/
------------                                                  ------- ----- --------------  -------------     -------    -------
Fidelity VIP Asset Manager Portfolio Initial Class             31,599 11.27     356,237         1.40           1.40        1.64
Fidelity VIP Contrafund Portfolio Initial Class                58,492 20.70   1,210,647         0.76           1.40        6.51
Fidelity VIP Equity-Income Portfolio Initial Class             77,211 14.34   1,107,281         2.19           1.40       16.38
Fidelity VIP Government Money Market Portfolio Initial Class   29,536  5.98     176,612         0.19           1.40       -1.19
Fidelity VIP Growth Portfolio Initial Class                    63,771 13.63     869,064         0.04           1.40       -0.60
Fidelity VIP High Income Portfolio Initial Class               18,803  9.37     176,271         5.39           1.40       13.02
Fidelity VIP Index 500 Portfolio Initial Class                114,807 15.58   1,788,714         1.41           1.40       10.31
Fidelity VIP Investment Grade Bond Portfolio Initial Class     25,751 10.62     273,561         2.28           1.40        3.29
Fidelity VIP Overseas Portfolio Initial Class                   7,676  8.89      68,247         1.36           1.40       -6.38
MFS VIT Growth Series Initial Class                            42,845 14.67     628,627         0.04           1.40        1.02
MFS VIT II Core Equity Portfolio Initial Class                 11,171 25.39     283,573         0.74           1.40        9.83
MFS VIT Investors Trust Series Initial Class                   40,934 13.17     538,892         0.80           1.40        7.08
MFS VIT Research Series Initial Class                          48,456 13.38     648,288         0.77           1.40        7.23
MFS VIT Total Return Series Initial Class                      83,632 14.14   1,182,695         2.81           1.40        7.58
MFS VIT Utilities Series Initial Class                         39,454 23.24     916,794         3.76           1.40        9.93

                                                                   December 31, 2015        For the Year Ended December 31, 2015
                                                              ----------------------------  ------------------------------------
                                                                      Unit                   Investment       Expense     Total
                                                                      Value      Net           Income          Ratio     Return
Sub-accounts                                                   Units   ($)  Assets ($)/(a)/ Ratio (%)/(b)/    (%)/(c)/   (%)/(d)/
------------                                                  ------- ----- --------------  -------------     -------    -------
Fidelity VIP Asset Manager Portfolio Initial Class             35,719 11.09     396,188         1.57           1.40       -1.25
Fidelity VIP Contrafund Portfolio Initial Class                66,457 19.43   1,291,440         1.01           1.40       -0.73
Fidelity VIP Equity-Income Portfolio Initial Class             86,807 12.32   1,069,665         3.00           1.40       -5.30
Fidelity VIP Government Money Market Portfolio Initial Class   23,192  6.05     140,344         0.03           1.40       -1.36
Fidelity VIP Growth Portfolio Initial Class                    69,789 13.71     956,784         0.24           1.40        5.68
Fidelity VIP High Income Portfolio Initial Class               19,346  8.29     160,469         5.64           1.40       -4.97
Fidelity VIP Index 500 Portfolio Initial Class                125,851 14.12   1,777,534         1.92           1.40       -0.07
Fidelity VIP Investment Grade Bond Portfolio Initial Class     29,192 10.29     300,244         2.61           1.40       -1.98
Fidelity VIP Overseas Portfolio Initial Class                   8,556  9.50      81,259         1.29           1.40        2.18
MFS VIT Growth Series Initial Class                            50,447 14.52     732,663         0.15           1.40       83.85
MFS VIT II Core Equity Portfolio Initial Class                 11,589 23.11     267,862         1.22           1.40      131.13
MFS VIT Investors Trust Series Initial Class                   45,872 12.29     563,966         0.96           1.40       -1.18
MFS VIT Research Series Initial Class                          50,570 12.48     630,964         0.73           1.40       -0.60
MFS VIT Total Return Series Initial Class                      93,242 13.14   1,225,664         2.65           1.40       -1.76
MFS VIT Utilities Series Initial Class                         45,795 21.14     968,054         4.40           1.40      -15.71

--------------------------------------------------------------------------------
                                      10

SEPARATE ACCOUNT VA-1
AMERICAN GENERAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                             December 31, 2014        For the Year Ended December 31, 2014
                                        ----------------------------  ------------------------------------
                                                Unit                   Investment       Expense     Total
                                                Value      Net           Income          Ratio     Return
Sub-accounts                             Units   ($)  Assets ($)/(a)/ Ratio (%)/(b)/    (%)/(c)/   (%)/(d)/
------------                            ------- ----- --------------  -------------     -------    -------
Fidelity VIP Asset Manager Portfolio
  Initial Class                          42,326 11.23     475,411         1.51           1.40        4.36
Fidelity VIP Contrafund Portfolio
  Initial Class                          74,542 19.58   1,459,187         0.92           1.40       10.39
Fidelity VIP Equity-Income Portfolio
  Initial Class                         102,514 13.01   1,333,908         2.78           1.40        7.21
Fidelity VIP Government Money Market
  Portfolio Initial Class                27,655  6.13     169,659         0.01           1.40       -1.38
Fidelity VIP Growth Portfolio Initial
  Class                                  87,905 12.97   1,140,323         0.18           1.40        9.75
Fidelity VIP High Income Portfolio
  Initial Class                          27,609  8.73     240,976         5.21           1.40       -0.25
Fidelity VIP Index 500 Portfolio
  Initial Class                         142,758 14.13   2,017,826         1.56           1.40       11.99
Fidelity VIP Investment Grade Bond
  Portfolio Initial Class                30,786 10.49     323,023         1.85           1.40        4.36
Fidelity VIP Overseas Portfolio
  Initial Class                          10,402  9.29      96,682         1.13           1.40       -9.36
MFS VIT Growth Series Initial Class      61,665 13.69     844,380         0.10           1.40        7.43
MFS VIT Investors Trust Series Initial
  Class                                  53,050 12.44     659,974         0.85           1.40        9.46
MFS VIT Research Series Initial Class    58,602 12.55     735,573         0.80           1.40        8.67
MFS VIT Total Return Series Initial
  Class                                  99,376 13.38   1,329,639         1.82           1.40        6.99
MFS VIT Utilities Series Initial Class   54,823 25.08   1,374,854         2.19           1.40       11.17

(a) These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(b) These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(c) These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(d) These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 23, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------

    American General Life
    Insurance Company
    Audited Statutory Financial Statements
    At December 31, 2018 and 2017 and
    for each of the three years ended December 31, 2018

AMERICAN GENERAL LIFE INSURANCE COMPANY

TABLE OF CONTENTS TO AUDITED STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

                                                                                                                           Page
                                                                                                                           ----
STATUTORY FINANCIAL STATEMENTS
Independent Auditor's Report..............................................................................................   2
Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31, 2018 and 2017................   4
Statutory Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016...................................   6
Statutory Statements of Changes in Capital and Surplus for the Years Ended December 31, 2018, 2017 and 2016...............   7
Statutory Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016...................................   8

NOTES TO STATUTORY FINANCIAL STATEMENTS
1.   Nature of Operations.................................................................................................   9
2.   Summary of Significant Accounting Policies...........................................................................  10
3.   Investments..........................................................................................................  21
4.   Securities Lending and Repurchase Agreements.........................................................................  29
5.   Restricted Assets....................................................................................................  32
6.   Subprime Mortgage Risk Exposure......................................................................................  32
7.   Derivatives..........................................................................................................  33
8.   Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of   36
       Credit Risk........................................................................................................
9.   Fair Value Measurements..............................................................................................  36
10.  Aggregate Policy Reserves and Deposit Fund Liabilities...............................................................  42
11.  Separate Accounts....................................................................................................  43
12.  Reserves for Guaranteed Policy Benefits and Enhancements.............................................................  46
13.  Participating Policy Contracts.......................................................................................  46
14.  Premium and Annuity Considerations Deferred and Uncollected..........................................................  47
15.  Reinsurance..........................................................................................................  47
16.  Federal Income Taxes.................................................................................................  50
17.  Capital and Surplus..................................................................................................  56
18.  Retirement Plans and Share-Based and Deferred Compensation Plans.....................................................  57
19.  Debt.................................................................................................................  58
20.  Commitments and Contingencies........................................................................................  60
21.  Related Party Transactions...........................................................................................  62
22.  Subsequent Events....................................................................................................  67
23.  Loan-Backed and Structured Security Impairments and Structured Notes Holdings........................................  68

SUPPLEMENTAL INFORMATION
Supplemental Schedule of Assets and Liabilities...........................................................................  74
Supplemental Investment Risks Interrogatories.............................................................................  76
Supplemental Summary Investment Schedule..................................................................................  82

                        Report of Independent Auditors

To the Board of Directors and Shareholder of American General Life Insurance Company

We have audited the accompanying statutory financial statements of American General Life Insurance Company (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Texas Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities, Supplemental Investment Risks Interrogatories and Supplemental Summary Investment Schedule (collectively, the "supplemental schedules") of the Company as of December 31, 2018 and for the year then ended are presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 22, 2019

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

                                                                December 31,
                                                              -----------------
(in millions)                                                   2018     2017
-------------                                                 -------- --------
Admitted assets
   Cash and investments......................................
       Bonds................................................. $ 94,693 $ 94,338
       Preferred stock.......................................      303      211
       Common stock..........................................      312       93
       Cash, cash equivalents and short-term investments.....    1,547      119
       Mortgage loans........................................   18,928   15,845
       Real estate...........................................      197      223
       Contract loans........................................    1,307    1,340
       Derivatives...........................................    1,635      655
       Securities lending reinvested collateral assets.......      352    2,418
       Derivative cash collateral............................       20    1,027
       Other invested assets.................................    4,364    5,033
                                                              -------- --------
   Total cash and investments................................  123,658  121,302
   Amounts recoverable from reinsurers.......................      306      426
   Amounts receivable under reinsurance contracts............      372      352
   Current federal income tax recoverable....................      266      241
   Deferred tax asset........................................      517      689
   Due and accrued investment income.........................    1,379    1,096
   Premiums due, deferred and uncollected....................      142       48
   Receivables from affiliates...............................      363      316
   Other assets..............................................      164      131
   Separate account assets...................................   49,618   54,104
                                                              -------- --------
Total admitted assets........................................ $176,785 $178,705
                                                              ======== ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS (CONTINUED)

                                                                                        December 31,
                                                                                     ------------------
(in millions, except per share data)                                                   2018      2017
------------------------------------                                                 --------  --------
Liabilities
   Policy reserves and contractual liabilities......................................
       Life and annuity reserves.................................................... $ 91,355  $ 87,540
       Liabilities for deposit-type contracts.......................................   12,012     9,663
       Accident and health reserves.................................................      788       812
       Premiums received in advance.................................................       11         1
       Policy and contract claims...................................................      573       576
       Policyholder dividends.......................................................       15        19
                                                                                     --------  --------
   Total policy reserves and contractual liabilities................................  104,754    98,611
   Payable to affiliates............................................................      372       425
   Interest maintenance reserve.....................................................    1,278     1,411
   Derivatives......................................................................      209       454
   Payable for securities lending...................................................      447     2,460
   Repurchase agreements............................................................      119     1,174
   Collateral for derivatives program...............................................      835        45
   Funds held under coinsurance.....................................................   10,863    10,435
   Accrued expenses and other liabilities...........................................    1,750     1,740
   Net transfers from separate accounts due or accrued..............................   (1,394)   (1,591)
   Asset valuation reserve..........................................................    1,583     1,536
   Separate account liabilities.....................................................   49,618    54,021
                                                                                     --------  --------
Total liabilities...................................................................  170,434   170,721
                                                                                     --------  --------
Commitments and contingencies (see Note 20)

Capital and surplus
   Common stock, $10 par value; 600,000 shares authorized, issued and outstanding...        6         6
   Preferred stock, $100 par value; 8,500 shares authorized, issued and outstanding.        1         1
   Gross paid-in and contributed surplus............................................    3,510     3,510
   Unassigned surplus...............................................................    2,834     4,467
                                                                                     --------  --------
Total capital and surplus...........................................................    6,351     7,984
                                                                                     --------  --------
Total liabilities and capital and surplus........................................... $176,785  $178,705
                                                                                     ========  ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF OPERATIONS

                                                                                             Years Ended December 31,
                                                                                           ---------------------------
(in millions)                                                                                2018      2017     2016
-------------                                                                              --------  -------  --------
Revenues
   Premiums and annuity considerations.................................................... $(10,325) $11,031  $  7,561
   Net investment income..................................................................    6,243    5,881     6,090
   Amortization of interest maintenance reserve...........................................      141      128        99
   Reserve adjustments on reinsurance ceded...............................................   17,732   (1,160)  (10,314)
   Commissions and expense allowances.....................................................      814      798       768
   Separate account fees..................................................................    1,167    1,216     1,025
   Other income...........................................................................      437      472       429
                                                                                           --------  -------  --------
Total revenues............................................................................   16,209   18,366     5,658
                                                                                           --------  -------  --------
Benefits and expenses
   Death benefits.........................................................................      260      760     1,089
   Annuity benefits.......................................................................    1,537    3,374     3,276
   Surrender benefits.....................................................................    7,119    6,452     6,125
   Other benefits.........................................................................      271      565       591
   Change in reserves.....................................................................    3,792      742   (10,216)
   Commissions............................................................................    1,131    1,023     1,045
   General insurance expenses.............................................................      828      969     1,049
   Net transfers (from) to separate accounts..............................................     (774)   1,306       303
   Other expenses.........................................................................      638      592       238
                                                                                           --------  -------  --------
Total benefits and expenses...............................................................   14,802   15,783     3,500
                                                                                           --------  -------  --------
Net gain from operations before dividends to policyholders and federal income taxes.......    1,407    2,583     2,158
Dividends to policyholders................................................................      (13)      18        19
                                                                                           --------  -------  --------
Net gain from operations after dividends to policyholders and before federal income taxes.    1,420    2,565     2,139
Federal income tax expense................................................................      513    1,025     1,182
                                                                                           --------  -------  --------
Net gain from operations..................................................................      907    1,540       957
Net realized capital (losses) gains.......................................................     (342)    (928)      634
                                                                                           --------  -------  --------
Net income................................................................................ $    565  $   612  $  1,591
                                                                                           ========  =======  ========

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                               Gross Paid-
                                                                     Common &    In and
                                                                     Preferred Contributed Unassigned Total Capital
(in millions)                                                          Stock     Surplus    Surplus    and Surplus
-------------                                                        --------- ----------- ---------- -------------
Balance, January 1, 2016............................................    $ 7      $4,318     $ 4,569      $ 8,894
                                                                        ---      ------     -------      -------
   Net income.......................................................     --          --       1,591        1,591
   Change in net unrealized capital gains (losses)..................     --          --        (380)        (380)
   Change in net unrealized foreign exchange capital gains (losses).     --          --        (277)        (277)
   Change in deferred tax...........................................     --          --         290          290
   Change in non-admitted assets....................................     --          --        (243)        (243)
   Change in asset valuation reserve................................     --          --         310          310
   Change in surplus from separate accounts.........................     --          --          48           48
   Other changes in surplus in separate accounts....................     --          --          (6)          (6)
   Capital Changes:
       Return of capital............................................     --        (630)         --         (630)
   Dividends to parent recorded as return of capital................     --          --       2,185        2,185
   Dividends to stockholder.........................................     --          --      (2,740)      (2,740)
   Prior period corrections (see Note 2)............................     --          --         (41)         (41)
                                                                        ---      ------     -------      -------
Balance, December 31, 2016..........................................    $ 7      $3,688     $ 5,306      $ 9,001
                                                                        ===      ======     =======      =======
   Net income.......................................................     --          --         612          612
   Change in net unrealized capital gains (losses)..................     --          --          36           36
   Change in net unrealized foreign exchange capital gains (losses).     --          --         271          271
   Change in deferred tax...........................................     --          --      (1,286)      (1,286)
   Change in non-admitted assets....................................     --          --       1,001        1,001
   Change in asset valuation reserve................................     --          --          19           19
   Change in surplus from separate accounts.........................     --          --         178          178
   Other changes in surplus in separate accounts....................     --          --        (178)        (178)
   Cumulative effect of changes in accounting principles............     --          --         132          132
   Capital Changes:
       Return of capital............................................     --        (178)         --         (178)
   Dividends to parent recorded as return of capital................     --          --         107          107
   Dividends to stockholder.........................................     --          --      (1,722)      (1,722)
   Prior period corrections (see Note 2)............................     --          --          (9)          (9)
                                                                        ---      ------     -------      -------
Balance, December 31, 2017..........................................    $ 7      $3,510     $ 4,467      $ 7,984
                                                                        ===      ======     =======      =======
   Net income.......................................................     --          --         565          565
   Change in net unrealized capital gains (losses)..................     --          --          32           32
   Change in net unrealized foreign exchange capital gains (losses).     --          --        (256)        (256)
   Change in deferred tax...........................................     --          --          24           24
   Change in non-admitted assets....................................     --          --        (292)        (292)
   Change in asset valuation reserve................................     --          --         (47)         (47)
   Change in surplus from separate accounts.........................     --          --          74           74
   Other changes in surplus in separate accounts....................     --          --         (74)         (74)
   Dividends to stockholder.........................................     --          --      (1,697)      (1,697)
   Prior period corrections (see Note 2)............................     --          --          38           38
                                                                        ---      ------     -------      -------
Balance, December 31, 2018..........................................    $ 7      $3,510     $ 2,834      $ 6,351
                                                                        ===      ======     =======      =======

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
STATUTORY STATEMENTS OF CASH FLOWS

                                                                         Years Ended December 31,
                                                                        -------------------------
(in millions)                                                             2018     2017     2016
-------------                                                           -------  -------  -------
Cash from operations
   Premium and annuity considerations, collected, net of reinsurance... $11,771  $10,601  $11,433
   Net investment income...............................................   5,468    5,143    5,156
   Other income                                                          (1,848)   1,148    1,056
                                                                        -------  -------  -------
   Total revenue received..............................................  15,391   16,892   17,645
                                                                        -------  -------  -------
   Benefits paid.......................................................   9,107   11,051   10,938
   Net transfers to (from) separate accounts...........................    (971)   1,450      838
   Commissions and expenses paid.......................................   2,907    2,959    2,631
   Dividends paid to policyholders.....................................     (10)      19       22
   Federal income taxes................................................     540      902    1,047
                                                                        -------  -------  -------
   Total benefits and expenses paid....................................  11,573   16,381   15,476
                                                                        -------  -------  -------
Net cash provided by operations........................................   3,818      511    2,169
                                                                        =======  =======  =======
Cash from investments
   Proceeds from investments sold, matured or repaid:
       Bonds...........................................................  18,960   23,013   20,993
       Stocks..........................................................      10       25      558
       Mortgage loans..................................................   1,594    1,727    1,079
       Real estate.....................................................      36       32      115
       Other invested assets...........................................     882    1,630    2,840
       Derivatives.....................................................      --       --    1,185
       Securities lending reinvested collateral assets.................   2,066       --       --
       Miscellaneous proceeds..........................................   1,235    1,281       --
                                                                        -------  -------  -------
   Total proceeds from investments sold, matured or repaid.............  24,783   27,708   26,770
                                                                        -------  -------  -------
   Cost of investments acquired:
       Bonds...........................................................  19,254   21,006   21,386
       Stocks..........................................................     325       64      102
       Mortgage loans..................................................   4,157    4,136    3,190
       Real estate.....................................................      36       92       18
       Other invested assets...........................................   1,343    1,714    1,147
       Securities lending reinvested collateral assets.................      --      279    1,178
       Miscellaneous purchases.........................................   1,309      341    1,937
                                                                        -------  -------  -------
   Total cost of investments acquired..................................  26,424   27,632   28,958
                                                                        -------  -------  -------
   Net adjustment in contract loans....................................     (33)     (29)     (69)
                                                                        -------  -------  -------
Net cash (used in) provided by investing activities....................  (1,608)     105   (2,119)
                                                                        =======  =======  =======
Cash from financing and miscellaneous sources
   Cash provided (applied):
       Return of capital...............................................      --     (178)    (551)
       Federal Home Loan Bank advance payments.........................      --       --     (100)
       Net deposits on deposit-type contracts..........................   1,983      173      359
       Dividends to Parent.............................................  (1,697)  (1,240)    (669)
       Change in securities lending....................................  (2,013)     314    1,183
       Other, net......................................................     945      245     (204)
                                                                        -------  -------  -------
Net cash (used) provided in financing and miscellaneous activities.....    (782)    (686)      18
                                                                        =======  =======  =======
Net increase (decrease) in cash, cash equivalents and short-term
  investments..........................................................   1,428      (70)      67
Cash, cash equivalents and short-term investments at beginning of year.     119      189      121
                                                                        -------  -------  -------
Cash, cash equivalents and short-term investments at end of year....... $ 1,547  $   119  $   189
                                                                        =======  =======  =======
Non-cash activities, excluded from above:
   Non-cash dividends and return of capital............................ $    --  $    --  $(2,156)
   Non-cash transfer from other invested assets to mortgage loans......     787    1,468       --
   Non-cash AIG Global Real Estate transactions........................     644       --       --
   Non-cash Fortitude Re settlement....................................     230       --       --
   Non-cash tax payment................................................      --      671       --
   Non-cash dividends reclass..........................................      --      482       --
   Non-cash Investment Real Estate sale................................     128       --       --

See accompanying Notes to Statutory Financial Statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

American General Life Insurance Company (AGL or the Company), including its wholly owned subsidiaries, is a wholly owned subsidiary of AGC Life Insurance Company (AGC Life or the Parent), an indirect, wholly owned subsidiary of American International Group, Inc. (AIG Parent). AIG Parent is a holding company, which through its subsidiaries provides a wide range of property casualty insurance, life insurance, retirement products and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. The term "AIG Parent" means American International Group, Inc. and not any of AIG Parent's consolidated subsidiaries.

The Company is a stock life insurance company domiciled and licensed under the laws of the State of Texas and is subject to regulation by the Texas Department of Insurance (TDI). The Company is also subject to regulation by the states in which it is authorized to transact business. The Company is licensed in 49 states and the District of Columbia.

The Company is a leading provider in the United States of individual term and universal life insurance solutions to middle-income and high-net-worth customers, as well as a leading provider in the United States of fixed and variable annuities. AGL's primary products include term life insurance, universal, variable universal and whole life insurance, accident and health insurance, single- and flexible-premium deferred fixed and variable annuities, fixed index deferred annuities, single-premium immediate and delayed-income annuities, private placement variable annuities, private placement variable universal life, structured settlements, corporate- and bank-owned life insurance, terminal funding annuities, guaranteed investment contracts, funding agreements, stable value wrap products and group benefits. The Company distributes its products through a broad multi-channel distribution network, which includes independent marketing organizations, independent insurance agents and financial advisors, banks, broker dealers, structured settlement brokers and benefit consultants and direct-to-consumer through AIG Direct Insurance Services, Inc. (AIG Direct).

SunAmerica Asset Management LLC (SAAMCo), together with its wholly owned distributor, AIG Capital Services, Inc., and its wholly owned servicing agent, SunAmerica Fund Services, Inc., represent the Company's asset management operations. These companies earn fee income by managing, distributing and administering a diversified family of mutual funds, and variable subaccounts offered within the variable annuity and variable universal life products, and by distributing retail mutual funds and providing professional management of individual, corporate and pension plan portfolios.

In February 2018, the Company and its U.S. life insurance company affiliates, Variable Annuity Life Insurance Company (VALIC) and The United States Life Insurance Company in the City of New York (USL), each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Please refer to Note 15 - Reinsurance for further details relating to this agreement.

In May 2016, the Company sold AIG Advisor Group, its network of independent broker-dealers, to investment funds affiliated with Lightyear Capital LLC and PSP Investments.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG Parent, monetary and fiscal policies of the United States federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance and financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, which include interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, monitoring and limiting prepayments and extension risk in its portfolio, maintaining a large percentage of the Company's portfolio in highly liquid securities, engaging in a disciplined process of underwriting, and reviewing and monitoring credit risk.

The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company's exposure to risks related to guaranteed death benefits and

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

guaranteed living benefits on variable annuity products, and may reduce fee income on variable product assets held in separate accounts. Such guaranteed benefits are sensitive to equity and interest rate market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the TDI. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described herein.

The TDI recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of Texas for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Texas Insurance Law. The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Texas.

The state has adopted certain prescribed accounting practices that differ from those found in the NAIC SAP. In 1984, the Company increased the value of its home office real estate properties to reflect the then current market value in accordance with prescribed guidance.

Effective December 31, 2015 and subsequent reporting periods through September 30, 2019, AGL received approval from the TDI to apply a permitted practice in its financial statements allowing AGL to use the criteria established in Actuarial Guideline 43, instead of the criteria established in Statement of Statutory Accounting Principles (SSAP) No. 86, "Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions" to determine if a hedge is effective for certain interest rate swaps that are used to hedge guaranteed minimum withdrawal benefits. Thus, specific interest rate swaps that AGL has determined are effective hedges were reported at amortized cost, pursuant to the accounting guidance set forth in SSAP 86.

Effective December 31, 2017, AGL received approval from the TDI expanding the aforementioned permitted practice to also include swaptions in its 2017 Annual Statement and subsequent reporting periods through September 30, 2019 or any earlier date relative to changes in the SAP framework that addresses this issue. Upon adoption, the effect of this permitted practice was reported as a change in accounting principle, consistent with SSAP No. 3, "Accounting Changes and Corrections of Errors," as of January 1, 2015, while the effect of the expanded permitted practice to include swaptions was reported as a change in accounting principle as of January 1, 2017 and increased surplus by $132 million.

The Insurance Commissioner of the State of Texas has the right to permit other specific practices that deviate from prescribed practices.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a reconciliation of the Company's net income and capital and surplus between NAIC SAP basis and the basis including practices prescribed or permitted by the State of Texas:

                                                                          December 31,
                                                                     ----------------------
(in millions)                                                  SSAP#  2018    2017    2016
-------------                                                  ----- ------  ------  ------
NET INCOME
State basis...................................................       $  565  $  612  $1,591
State permitted practices that increase (decrease) NAIC SAP:
   Effective interest rate hedges - NII.......................   86      47       6     (12)
   Effective interest rate hedges - RG(L).....................           12      (6)    (12)
State prescribed practices that increase (decrease) NAIC SAP:
   Depreciation of home office property.......................  40R      --      --      --
                                                                     ------  ------  ------
Net income, NAIC SAP..........................................       $  624  $  612  $1,567
                                                                     ======  ======  ======
SURPLUS
State basis...................................................       $6,351  $7,984  $9,001
State permitted practices that increase (decrease) NAIC SAP:
   Effective interest rate hedges.............................   86    (403)   (430)   (645)
State prescribed practices that increase (decrease) NAIC SAP:
   Depreciation of home office property.......................  40R     (24)    (24)    (24)
                                                                     ------  ------  ------
Statutory capital and surplus, NAIC SAP.......................       $5,924  $7,530  $8,332
                                                                     ======  ======  ======

In the event AGL had not employed any or all of these permitted and prescribed practices, AGL's risk-based capital (RBC) would not have triggered a regulatory event.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the TDI requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expense during the period. The areas of significant judgments and estimates include the following:

..   application of other-than-temporary impairments (OTTI);

..   estimates with respect to income taxes, including recoverability of deferred tax assets (DTA);

..   fair value measurements of certain financial assets; and

..   policy reserves for life, annuity and accident and health insurance contracts, including guarantees.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, Statutory Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The Company does not believe such revisions would have a material impact on statutory capital and surplus.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Significant Accounting Policies

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 designation are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a designation in over one year from the NAIC's Investment Analysis Office (IAO) receive a "6*" designation and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the IAO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that
(1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. The discount or premium on bonds is amortized using the effective yield method.

Loan-backed and structured securities (LBaSS) include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities
(CMBS), asset-backed securities (ABS), pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are carried on a basis consistent with that of bonds not backed by loans. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities (MBS) and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

RBC charges for LBaSS are based on the final NAIC designations, which are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified designation based on an NAIC matrix and the Company's statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC's IAO, interest only securities, and those securities with an original NAIC designation of 5, 5*, 6 or 6*, the final NAIC designation is based on the IAO or Credit Rating Provider rating and is not subject to a modified designation or financial modeling.

Short sale is the sale of a security which is not owned by the Company at the time of sale. Short sales are normally settled by the delivery of a security borrowed by or on behalf of seller. A short sale as defined in Statement of Statutory Accounting Principle (SSAP) No. 103 "Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is reported as a contra-asset (negative asset) initially reported at fair value, with changes in fair value recognized as unrealized gains and losses.

Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized capital losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary.

Unaffiliated common stocks are carried at fair value, with unrealized capital gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary. For Federal Home Loan Bank (FHLB) capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

The Company has no investments in insurance subsidiary, controlled, and affiliated (SCA) entities. Investments in non-insurance SCA entities are recorded based on the equity of the investee per audited financial statements prepared pursuant to U.S. GAAP, which is adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities for which either audited U.S. GAAP financial statements or audited foreign GAAP basis financial

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

statements that include a footnote reconciling net income and equity on a foreign GAAP basis to U.S. GAAP are not available, are non-admitted as assets. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized capital gains or losses. Dividends received from such affiliates are recorded as investment income when declared.

Mortgage and mezzanine real estate loans are carried at unpaid principal balances less allowances for credit losses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on performing loans is accrued as earned.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance is established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its depreciated cost or fair value less estimated costs to sell the property and net of encumbrances. Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value as determined by acceptable appraisal methodologies, or the carrying amount of the related loan. Land is reported at cost.

Cash, cash equivalents and short-term investments include cash on hand and amounts due from banks and highly liquid debt instruments that have original maturities within one year of date of purchase and are carried at amortized cost. Short-term investments include interest-bearing money market funds, investment pools and other investments with original maturities within one year from the date of purchase.

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in a manner consistent with the hedged asset or liability (hedge accounting). Changes in statement value or cash flow of derivatives that qualify for hedge accounting are recorded consistent with the changes in the statement value or cash flow of the hedged asset or liability. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge (ineffective hedges) are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses.

Hedge accounting was not used for any derivative instruments in 2018, except as allowed under the permitted practice described above related to certain hedges beginning in 2015.

Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, are reported using the equity method. Under SAP, such investments are generally reported based on audited U.S. GAAP equity of the investee, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, are generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SAP allows the use of
(a) the U.S. GAAP equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within audited foreign GAAP financial statements or (b) the International Financial Reporting Standards (IFRS) basis equity in audited IFRS financial statements as an

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

acceptable basis for the valuation of minor/non-controlled investments. The audited U.S. tax basis equity may also be used in certain circumstances.

All other investments in entities for which audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized capital gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other than temporary are recognized as realized capital losses.

Securities lending and repurchase agreements: The Company has a securities lending program, which was approved by its Board of Directors and lends securities from its investment portfolio to supplement liquidity or for other uses as deemed appropriate by management. Under the program, securities are lent to financial institutions, and in return the Company receives cash as collateral equal to 102 percent of the fair value of the loaned securities. The cash collateral received is invested in short-term investments that may be sold or repledged or partially used for short-term liquidity purposes based on conservative cash flow forecasts. Securities lent by the Company under these transactions may be sold or repledged by the counterparties. The liability for cash collateral received is reported in payable for securities lending in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus. The Company monitors the fair value of securities loaned and obtains additional collateral as necessary. At the termination of the transactions, the Company and its counterparties are obligated to return the collateral provided and the securities lent, respectively. These transactions are treated as secured financing arrangements.

In addition, the Company is a party to secured financing transactions involving securities sold under agreements to repurchase (repurchase agreements), in which the Company transfers securities in exchange for cash, with an agreement by the Company to repurchase the same or substantially similar securities on agreed upon dates specified in the agreements.

Investment income due and accrued is non-admitted from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days, or is uncertain, and for mortgage loans when loans are foreclosed, or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net realized capital gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve.

The Company regularly evaluates its investments for other-than-temporary impairment (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value and the amount of the write-down is recognized as a realized capital loss.

For LBaSS, a non-interest related OTTI resulting from a decline in value due to fundamental credit problems of the issuer is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of future cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. If the decline is interest-related, the LBaSS is written down to fair value.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the future cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of estimated future cash flows.

Non-admitted assets are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets include all assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs,

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

prepaid expenses, electronic data processing (EDP) equipment assets, agents' balances or other receivables over 90 days. Non-admitted assets were $2.9 billion and $2.6 billion at December 31, 2018 and 2017, respectively.

Interest maintenance reserve (IMR) is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related investment gains and losses resulting from sales (net of taxes) and interest-related OTTI (net of taxes). An OTTI occurs when the Company, at the reporting date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest-related OTTI, the non-interest-related OTTI is recorded to the asset valuation reserve, and the interest-related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

Asset valuation reserve (AVR) is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are recorded as direct increases or decreases in surplus.

Separate account assets and liabilities generally represent funds for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company, except for certain guaranteed products. Separate account assets are generally reported at fair value. In addition, certain products with fixed guarantees and market-value-adjusted (MVA) fixed annuity contracts in which the assets are generally carried at amortized cost are required by certain states to be carried in a separate account. The operations of the separate accounts are excluded from the Statutory Statements of Operations and Statutory Statements of Cash Flows of the Company. The Company receives fees for assuming mortality and certain expense risks. Such fees are included in separate account fees in the Statutory Statements of Operations. Reserves for variable annuity contracts are provided in accordance with the Variable Annuity Commissioners' Annuity Reserve Valuation Method (VACARVM) under Actuarial Guideline 43 (AG 43). Reserves for variable universal life accounts are provided in accordance with the Commissioners' Reserve Valuation Method (CRVM).

Policy reserves are established according to different methods.

Life, annuity, and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the TDI.

The Company waives the deduction of deferred fractional premiums on the death of the life and annuity policy insured and returns any premium beyond the date of death. The Company reported additional reserves for surrender values in excess of the corresponding policy reserves.

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force. Total cash flow testing reserves were $90 million at December 31, 2018.

A majority of the Company's variable annuity products are issued with a guaranteed minimum death benefit (GMDB) which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of
(1) the contractholder's account value, or (2) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the greatest contract value, adjusted for withdrawals, at the specified contract anniversaries; or the principal invested, adjusted for withdrawals, accumulated at the specified rate per annum. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Death benefits on GMDB policies generally reduce on a proportional basis or on a dollar-for-dollar basis when a partial withdrawal occurs.

Reserves for GMDB benefits are included in the VACARVM reserve. AG 43 requires the Company to perform a stochastic valuation analysis of the total reserves held for all variable annuity contracts with GMDB. These reserves are

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

derived by using the 70 percent Conditional Tail Expectation of the modeled reserves and are based on prudent estimate assumptions. In addition, a deterministic valuation is also performed using assumptions prescribed in AG
43. The greater of these two reserve balances is the AG 43 reserve. However, the Company is currently holding reserves at the C3 Phase II Total Asset Requirement level, which is higher than the AG 43 amount.

Life policies underwritten as substandard are charged extra premiums. Reserves are computed for a substandard policy by adding the reserve for an otherwise identical non-substandard policy plus a factor times the extra premium charge for the year. The factor varies by duration, type of plan, and underwriting. In addition, an extra mortality reserve is reported for ordinary life insurance policies classified as group conversions. Substandard structured settlement annuity reserves are determined by making a constant addition to the mortality rate of the applicable valuation mortality table so that the life expectancy on the adjusted table is equal to the life expectancy determined by the Company's underwriters at issue.

The Company had $66.3 billion of insurance in-force and $1.5 billion of reserves as of December 31, 2018, and $56.8 billion of insurance in-force and $1.3 billion of reserves as of December 31, 2017, for which the gross premiums are less than the net premiums according to the standard of valuation set by the TDI.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves, which include fund accumulations for which tabular interest has been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

Liabilities for deposit-type contracts, which include supplementary contracts without life contingencies and annuities certain, are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reserves for future policy benefits to be paid on life and accident and health policies, incurred in the statement period, but not yet reported, were established using historical data from claim lag experience. The data is aggregated from product specific studies performed on the Company's business.

Premiums and annuity considerations and related expenses are recognized over different periods. Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Premiums for deposit-type products are credited directly to the respective reserves and are not recorded in the Statutory Statement of Operations. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as commissions and other expenses related to the production of new business are charged to the Statutory Statements of Operations as incurred.

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Annuity and deposit-type contract surrender benefits are reported on a cash basis, and include annuity benefits, payments under supplementary contracts with life contingencies, surrenders and withdrawals. Withdrawals from deposit-type contracts directly reduce the liability for deposit-type contracts and are not reported in the Statutory Statements of Operations.

General insurance expenses include allocated expenses pursuant to a cost allocation agreement. The Company purchases administrative, accounting, marketing and data processing services from AIG Parent or its subsidiaries and is charged based on estimated levels of usage, transactions or time incurred in providing the respective services. The allocation of costs for investment management services purchased from AIG Parent or its subsidiaries is based on the level of assets under management.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Federal income tax expense (benefit) is recognized and computed on a separate company basis pursuant to a tax sharing agreement with AIG Parent, because the Company is included in the consolidated federal income tax return of its ultimate parent, AIG Parent. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statements of Operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory accounting basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statements of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A deferred tax asset (DTA) or deferred tax liability (DTL) is included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA or DTL is reflected in a separate component of unassigned surplus. Net DTA are limited in their admissibility.

Accounting Changes

There were no new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

Correction of Errors

SAP requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus to the extent that they are not material to prior periods.

In 2018, six out-of-period errors were identified and corrected, which increased unassigned surplus by $38 million. The most significant of these were in universal life business reflecting a reduction in reserves and adjustments to reinsurance premiums, partially offset by an increase in annuity reserves.

In 2017, certain prior year errors were identified and corrected, which increased reserves and decreased unassigned surplus by $9 million. The most significant of these was an increase in universal life reserves and a decrease in deferred annuity reserves from the correction of the cash values in the policy administration system.

In 2016, certain prior year errors were identified and corrected, which decreased unassigned surplus by $41 million.

Differences in Statutory Accounting and U.S. GAAP Accounting

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the TDI. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

The objectives of U.S. GAAP differ from the objectives of SAP. U.S. GAAP is designed to measure the entity as a going concern and to produce general purpose financial statements to meet the varying needs of the different users of financial statements. SAP is designed to address the accounting requirements of regulators, who are the primary users of statutory-basis financial statements and whose primary objective is to measure solvency. As a result, U.S. GAAP stresses measurement of earnings and financial condition of a business from period to period, while SAP stresses measurement of the ability of the insurer to pay claims in the future.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Investments. Under SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under SAP, all single- and multi-class MBS or other ABS (e.g., Collateralized Mortgage Obligations (CMO) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that are other-than-temporarily impaired are written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all bonds, if it is determined that a decline in fair value is other-than-temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under SAP, when it is probable that the insurer will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than as a component of earnings as would be required under U.S. GAAP. If the impairment is other-than-temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, valuation allowances would be established when the insurer determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

Under SAP, joint ventures, partnerships and limited liability companies in which the insurer has a minor ownership interest (i.e., less than 10 percent) or lacks control are generally recorded based on the underlying audited U.S. GAAP basis equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies in which the insurer has a significant ownership interest or is deemed to have control are accounted for under the equity method, where that is not the case, such investments are carried at fair value with changes in fair value recognized in earnings in 2018 for equity securities previously designated as available-for-sale and through net income for equity securities measured at fair value at the Company's election. Prior to 2018, equity securities designated as available-for-sale were carried at fair value with changes in fair value recorded through other comprehensive income.

Real Estate. Under SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under SAP, real estate owned and occupied by the insurer is included in investments; under U.S. GAAP, real estate owned and occupied by the insurer is reported as an operating asset, and operating income and expenses include rent for the insurer's occupancy of those properties.

Derivatives. Under SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized capital gains or losses. Under U.S. GAAP, such derivative instruments are accounted for at fair value with the changes in fair value recorded as realized capital gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the insurer's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under SAP, non-performance risk (own credit-risk) is not reflected in the fair value calculations for derivative liabilities. Under U.S. GAAP, index life insurance features in certain variable universal life contracts and certain guaranteed features of variable annuities are bifurcated and accounted for

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

separately as embedded policy derivatives. Under SAP, embedded derivatives are not bifurcated or accounted for separately from the host contract.

Interest Maintenance Reserve. Under SAP, the insurer is required to maintain an IMR. IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related capital gains and losses realized through sales or OTTI. IMR applies to all types of fixed maturity investments, including bonds, preferred stocks, MBS, ABS and mortgage loans. After-tax capital gains or losses realized upon the sale or impairment of such investments resulting from changes in the overall level of interest rates are excluded from current period net income and transferred to the IMR. The transferred after-tax net realized capital gains or losses are then amortized into income over the remaining period to maturity of the divested asset. Realized capital gains and losses are reported net of tax and transfers to the IMR, after net gain from operations. Any negative IMR balance is treated as non-admitted asset. This reserve is not required under U.S. GAAP and pre-tax realized capital gains and losses are reported as component of total revenues, with related taxes included in taxes from operations.

Asset Valuation Reserve. Under SAP, the insurer is required to maintain an AVR, which is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The level of AVR is based on both the type of investment and its credit rating. Under SAP, AVR is included in total adjusted capital for RBC analysis purposes. Changes to AVR are charged or credited directly to unassigned surplus. This reserve is not required under U.S. GAAP.

Subsidiaries. Under SAP, investments in insurance subsidiaries are recorded based upon the underlying audited statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized capital gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through consolidation. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

Policy Acquisition Costs and Sales Inducements. Under SAP, policy acquisition costs are expensed when incurred. Under U.S. GAAP, acquisition costs that are incremental and directly related to the successful acquisition of new and renewal of existing insurance and investment-type contracts, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs
(DAC) are amortized, with interest, over the premium-paying period of the related contracts, using assumptions that are consistent with those used in computing policy benefit reserves. Under SAP, sales inducements are expensed when incurred. Under U.S. GAAP, certain sales inducements on interest-sensitive life insurance contracts and deferred annuities are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC.

Deferred Premiums. Under SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset, while under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Non-admitted Assets. Certain assets designated as "non-admitted," principally any negative IMR, agents' balances or unsecured loans or advances to agents, certain DTAs, furniture, equipment and computer software, receivables over 90 days and prepaid expenses, as well as other assets not specifically identified as admitted assets within the NAIC SAP, are excluded from the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies. Under SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations as incurred. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges are not recognized as premium revenue, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Benefit Reserves. Under SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the insurer within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the insurer based on management's estimates and judgment.

Policyholder funds not involving life contingencies use different valuation assumptions for SAP and U.S. GAAP. Under SAP, prescribed rates of interest related to payout annuities are used in the discounting of expected benefit payments, while under U.S. GAAP, the insurer's best estimates of interest rates are used.

Under SAP, the Commissioners' Reserve Valuation Method is used for the majority of individual insurance reserves. Under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under SAP. Under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under SAP, the CARVM is used for the majority of individual deferred annuity reserves, while under U.S. GAAP, individual deferred annuity policyholder liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain contractual guarantees, if applicable.

Under SAP, reserves for fixed rate deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Reinsurance. Under SAP, policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves rather than as assets as required under U.S. GAAP. Under SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Under SAP, the criteria used to demonstrate risk transfer varies from U.S. GAAP, which may result in transactions that are accounted for as reinsurance for SAP and deposit accounting for U.S. GAAP. Under SAP, the reserve credit permitted for unauthorized reinsurers is less than or equal to the amount of letter of credit or funds held in trust by the reinsurer. Under U.S. GAAP, assumed and ceded reinsurance is reflected on a gross basis in the balance sheet, and certain commissions allowed by reinsurers on ceded business are deferred and amortized on a basis consistent with DAC.

Policyholder Dividend Liabilities. Under SAP, policyholder dividends are recognized when declared. Under U.S. GAAP, policyholder dividends are recognized over the term of the related policies.

Separate Accounts. Under SAP, separate account surplus created through the use of the CRVM, the VACARVM or other reserving methods is reported by the general account as an unsettled transfer from the separate account. The net change on such transfers is included as a part of the net gain from operations in the general account. This is not required under U.S. GAAP.

Separate accounts include certain non-unitized assets which primarily represent MVA fixed options of variable annuity contracts issued in various states. Under SAP, these contracts are accounted for in the separate account financial statements, while under U.S. GAAP, they are accounted for in the general account.

Deferred Income Taxes. Under SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within a maximum three years of the reporting date or a maximum 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized. Under SAP, income tax expense is based upon taxes currently

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits. Under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

Offsetting of Assets and Liabilities. Under SAP, offsetting of assets and liabilities is not permitted when there are master netting agreements unless four requirements for valid right of offset are met. The requirements include
1) each of the two parties owes the other determinable amounts, 2) the reporting party has the right to set off the amount owed with the amount owed by the other party, 3) the reporting party intends to set off, and 4) the right of setoff is enforceable. The prohibition against offsetting extends to derivatives and collateral posted against derivative positions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Under U.S. GAAP, these amounts under master netting arrangements may be offset and presented on a net basis.

3. INVESTMENTS

Bonds and Equity Securities

The following table presents the statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and equity securities by major security type:

                                                                              Gross      Gross
                                                                  Statement Unrealized Unrealized
(in millions)                                                       Value     Gains      Losses   Fair Value
-------------                                                     --------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations...................................  $ 1,754    $   45    $   (42)   $  1,757
   All other governments.........................................    3,046        77       (144)      2,979
   States, territories and possessions...........................      309        22         (1)        330
   Political subdivisions of states, territories and possessions.      376        36         (4)        408
   Special revenue...............................................    8,642       357       (135)      8,864
   Industrial and miscellaneous..................................   79,780     3,574     (1,954)     81,400
   Hybrid securities.............................................      785       132        (19)        898
   Parent, subsidiaries and affiliates...........................       --        --         --          --
                                                                   -------    ------    -------    --------
Total bonds......................................................   94,692     4,243     (2,299)     96,636
                                                                   -------    ------    -------    --------
   Preferred stock...............................................      303        12         (1)        314
   Common stock*.................................................      312        --         --         312
                                                                   -------    ------    -------    --------
Total equity securities..........................................      615        12         (1)        626
                                                                   -------    ------    -------    --------
Total............................................................  $95,307    $4,255    $(2,300)   $ 97,262
                                                                   =======    ======    =======    ========
December 31, 2017................................................
Bonds:
   U.S. government obligations...................................  $ 1,215    $   59    $    (9)   $  1,265
   All other government..........................................    2,878       210        (31)      3,057
   States, territories and possessions...........................      396        46         --         442
   Political subdivisions of states, territories and possessions.      398        63         (1)        460
   Special revenue...............................................    8,360       567        (56)      8,871
   Industrial and miscellaneous..................................   76,098     6,461       (418)     82,141
   Hybrid securities.............................................      578       207         (3)        782
   Parent, subsidiaries and affiliates...........................    4,415       437         --       4,852
                                                                   -------    ------    -------    --------
Total bonds......................................................   94,338     8,050       (518)    101,870
                                                                   -------    ------    -------    --------
   Preferred stock...............................................      211        18         --         229
   Common stock*.................................................       93        --         --          93
                                                                   -------    ------    -------    --------
Total equity securities..........................................      304        18         --         322
                                                                   -------    ------    -------    --------
Total............................................................  $94,642    $8,068    $  (518)   $102,192
                                                                   =======    ======    =======    ========

* Common stock includes $109 million and $6 million of investments in affiliates at December 31, 2018 and 2017, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Bonds and Equity Securities in Loss Positions

The following table summarizes the fair value and gross unrealized losses (where fair value is less than amortized cost) on bonds and equity securities, including amounts on NAIC 6 and 6* bonds, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position:

                                                       Less than 12 Months 12 Months or More        Total
                                                       -----------------   -----------------  -----------------
                                                                  Gross              Gross              Gross
                                                        Fair    Unrealized  Fair   Unrealized  Fair   Unrealized
(in millions)                                           Value     Losses    Value    Losses    Value    Losses
-------------                                          -------  ---------- ------- ---------- ------- ----------
December 31, 2018
Bonds:
   U.S. government obligations........................ $   317   $   (11)  $   751   $ (31)   $ 1,068  $   (42)
   All other government...............................   1,295       (85)      610     (58)     1,905     (143)
   U.S. States, territories and possessions...........      67        (1)       --      --         67       (1)
   Political subdivisions of states, territories and
     possessions......................................      85        (1)       34      (3)       119       (4)
   Special revenue....................................   1,698       (46)    2,313     (89)     4,011     (135)
   Industrial and miscellaneous.......................  26,952    (1,193)    9,726    (778)    36,678   (1,971)
   Hybrid securities..................................     174       (11)       58      (8)       232      (19)
   Parent, subsidiaries and affiliates................      --        --        --      --         --       --
                                                       -------   -------   -------   -----    -------  -------
Total bonds...........................................  30,588    (1,348)   13,492    (967)    44,080   (2,315)
                                                       =======   =======   =======   =====    =======  =======
   Preferred stock....................................      95        (1)        5      --        100       (1)
   Common stock.......................................      61       (14)       --      --         61      (14)
                                                       -------   -------   -------   -----    -------  -------
Total equity securities...............................     156       (15)        5      --        161      (15)
                                                       -------   -------   -------   -----    -------  -------
Total................................................. $30,744   $(1,363)  $13,497   $(967)   $44,241  $(2,330)
                                                       =======   =======   =======   =====    =======  =======
December 31, 2017
Bonds:
   U.S. government obligations........................ $   336   $    (4)  $    76   $  (5)   $   412  $    (9)
   All other government...............................     473       (25)      145      (6)       618      (31)
   U.S States, territories and possessions............      25        --         5      --         30       --
   Political subdivisions of states, territories and
     possessions......................................      --        --        --      --         --       --
   Special revenue....................................   1,609       (23)      758     (33)     2,367      (56)
   Industrial and miscellaneous.......................   7,272      (235)    3,713    (191)    10,985     (426)
   Hybrid securities..................................      54        (3)        8      --         62       (3)
   Parent, subsidiaries and affiliates................     136        --        --      --        136       --
                                                       -------   -------   -------   -----    -------  -------
Total bonds...........................................   9,905      (290)    4,705    (235)    14,610     (525)
                                                       =======   =======   =======   =====    =======  =======
   Preferred stock....................................       5        --         5      --         10       --
   Common stock.......................................       1        --        --      --          1       --
                                                       -------   -------   -------   -----    -------  -------
Total equity securities...............................       6        --         5      --         11       --
                                                       -------   -------   -------   -----    -------  -------
Total................................................. $ 9,911   $  (290)  $ 4,710   $(235)   $14,621  $  (525)
                                                       =======   =======   =======   =====    =======  =======

As of December 31, 2018 and 2017, the number of bonds and equity securities in an unrealized loss position was 3,983 and 1,814, respectively. Bonds comprised 3,916 of the total, of which 1,397 were in a continuous loss position greater than 12 months at December 31, 2018. Bonds comprised 1,778 of the total, of which 526 were in a continuous loss position greater than 12 months at December 31, 2017.

The Company did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2018 and 2017, respectively, because the Company neither intends to sell the securities nor does the Company believe that it is more likely than not that the Company will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines, the Company performed fundamental credit analyses on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other available market data.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Contractual Maturities of Bonds

The following table presents the statement value and fair value of bonds by contractual maturity:

                                                   Statement  Fair
           (in millions)                             Value    Value
           -------------                           --------- -------
           December 31, 2018
           Due in one year or less................  $ 1,217  $ 1,226
           Due after one year through five years..   10,609   10,687
           Due after five years through ten years.   15,586   15,475
           Due after ten years....................   37,210   37,552
           LBaSS..................................   30,129   31,757
                                                    -------  -------
           Total..................................  $94,751  $96,697
                                                    =======  =======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Bonds in or near default as to payment of principal or interest had a statement value of $154 million and $175 million at December 31, 2018 and 2017, respectively, which is the fair value. At December 31, 2018 and 2017, the Company had no income excluded from due and accrued for bonds.

At December 31, 2018, the Company's bond portfolio included bonds totaling
$6.0 billion not rated investment grade by the NAIC designations (categories 3-6). These bonds accounted for 3 percent of the Company's total assets and 5 percent of invested assets. These below investment grade securities, excluding structured securities, span across 16 industries. At December 31, 2017, the Company's bond portfolio included bonds totaling $5.5 billion not rated investment grade by the NAIC designations (categories 3-6). These bonds accounted for 3 percent of the Company's total assets and 5 percent of invested assets. These below investment grade securities, excluding structured securities, span across 15 industries.

The following table presents the industries that constitute more than 10% of the below investment grade securities:

                                             December 31,
                                             ----------
                                             2018   2017
                                             ----   ----
                       Consumer cyclical.... 17.2%  14.9%
                       Consumer Noncyclical. 16.9   14.2
                       Energy............... 12.0   16.8

LBaSS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations (CDO) are priced by approved independent third-party valuation service providers and broker dealer quotations. Small portions of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

The following table presents the statement value and fair value of LBaSS:

                                          December 31, 2018 December 31, 2017
                                          ----------------- -----------------
                                          Statement  Fair   Statement  Fair
   (in millions)                            Value    Value    Value    Value
   -------------                          --------- ------- --------- -------
   Loan-backed and structured securities.  $30,129  $31,757  $31,991  $34,474
                                           =======  =======  =======  =======

Prepayment assumptions for single class, multi-class mortgage-backed and ABS were obtained from independent third-party valuation service providers or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

At December 31, 2018 and 2017, the Company had exposure to a variety of LBaSS. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of the quarterly surveillance process, the Company takes into account many of these characteristics in making the OTTI assessment.

At December 31, 2018 and 2017, the Company did not have any LBaSS with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

During 2018, 2017 and 2016, the Company recognized total OTTI of $47 million, $54 million and $118 million, respectively, on LBaSS that were still held by the Company. In addition, at December 31, 2018 and 2017, the Company held loan-backed impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest-related decline has not been recognized in earnings as a realized capital loss.

The following table summarizes the fair value and aggregate amount of unrealized losses on LBaSS and length of time that individual securities have been in a continuous unrealized loss position:

                      Less than 12 Months 12 Months or More       Total
                      ------------------  ----------------  -----------------
                                Gross              Gross              Gross
                      Fair    Unrealized  Fair   Unrealized  Fair   Unrealized
   (in millions)      Value     Losses    Value    Losses    Value    Losses
   -------------      ------  ----------  ------ ---------- ------- ----------
   December 31, 2018
      LBaSS.......... $6,672    $(143)    $3,696   $(137)   $10,368   $(280)
   December 31, 2017.
      LBaSS.......... $3,896    $ (59)    $1,667   $ (81)   $ 5,563   $(140)
                      ======    =====     ======   =====    =======   =====

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company generally considers its cash and working capital requirements and expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values.

The following table presents the rollforward of non-interest related OTTI for
LBaSS:

                                                                                                         December 31,
                                                                                                         -------------
(in millions)                                                                                             2018   2017
-------------                                                                                            ------ ------
Balance, beginning of year.............................................................................. $1,535 $1,481
Increases due to:
   Credit impairment on new securities subject to impairment losses.....................................      9     31
   Additional credit impairment on previously impaired investments......................................     38     30
Reduction due to:
   Credit impaired securities fully disposed for which there was no prior intent or requirement to sell.    180      7
                                                                                                         ------ ------
Balance, end of year.................................................................................... $1,402 $1,535
                                                                                                         ====== ======

See Note 23 for a list with each LBaSS at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year and a list of the Company's structured notes holding at December 31, 2018.

Mortgage Loans

Mortgage loans had outstanding principal balances of $19.1 billion and $16.0 billion at December 31, 2018 and 2017, respectively. Contractual interest rates range from 1.90 percent to 10.10 percent. The mortgage loans at December 31, 2018 had maturity dates ranging from 2019 to 2055.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the U.S. and Canada. The commercial mortgage loans are non-recourse to the borrower.

The following tables present the geographic and property-type distribution of the Company's mortgage loan portfolio:

                                                December 31,
                                                ------------
                                                 2018   2017
                                                -----  -----
                   Geographic distribution:
                      Mid-Atlantic.............  26.3%  28.2%
                      Foreign..................  21.9   16.0
                      Pacific..................  15.6   17.3
                      South Atlantic...........  12.6   12.9
                      West South Central.......   7.4    6.8
                      New England..............   5.6    7.0
                      East North Central.......   5.1    5.1
                      Mountain.................   4.1    4.8
                      East South Central.......   0.8    0.8
                      West North Central.......   0.6    1.1
                                                -----  -----
                   Total....................... 100.0% 100.0%
                                                =====  =====
                   Property type distribution:
                      Multi-family.............  31.1%  24.0%
                      Office...................  28.6   28.7
                      Retail...................  13.9   15.2
                      Industrial...............   8.1    6.9
                      Hotel/Motel..............   7.6    9.1
                      Other....................  10.7   16.1
                                                -----  -----
                   Total....................... 100.0% 100.0%
                                                =====  =====

At December 31, 2018, there were 244 mortgage loans with outstanding balances of $20 million or more, which loans collectively, aggregated approximately
82 percent of this portfolio.

The following table presents the minimum and maximum lending rates for new mortgage loans during 2018 and 2017:

                                   Years Ended December 31,
                                ------------------------------
                                     2018            2017
                                --------------  --------------
                 (in millions)  Maximum Minimum Maximum Minimum
                 -------------  ------- ------- ------- -------
                 Multi-family..  5.75%   2.05%   7.37%   2.10%
                 Retail........  5.48    3.82    5.06    2.53
                 Office........  5.10    3.02    9.17    1.90
                 Hotel.........  4.80    3.00    4.61    4.25
                 Industrial....  4.53    2.11    4.97    2.15
                 Other.........  5.39    3.16    5.00    3.00

The Company did not reduce any interest rates during 2018 and 2017.

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgage was
95.0 percent for both 2018 and 2017.

At December 31, 2018, the Company held $181 million in impaired mortgages with $12 million of related allowances for credit losses and $169 million in impaired loans without a related allowance. At December 31, 2017, the Company held $217 million in impaired mortgages with $12 million of related allowances for credit losses and $205 million in impaired loans without a related allowance. The Company's average recorded investment in impaired loans was $201 million and $273 million, at December 31, 2018 and 2017, respectively. The Company recognized interest income of $5 million, $3 million and $12 million, in 2018, 2017 and 2016, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a rollforward of the changes in the allowance for losses on mortgage loans receivable:

                                                                        December 31,
                                                                       ---------------
(in millions)                                                          2018 2017  2016
-------------                                                          ---- ----  ----
Balance, beginning of year............................................ $129 $ 89  $72
   Additions (reductions) charged to unrealized capital loss..........   43   53   17
   Direct write-downs charged against allowance.......................   --  (13)  --
                                                                       ---- ----  ---
Balance, end of year.................................................. $172 $129  $89
                                                                       ==== ====  ===

During 2018, the Company did not derecognize any mortgage loans and did not recognize any real estate collateral as a result of foreclosure.

The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multi-family residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

The following table presents the age analysis of mortgage loans:

                                                      December 31,
                                                     ---------------
            (in millions)                             2018    2017
            -------------                            ------- -------
            Current................................. $18,922 $15,834
            30 - 59 days past due...................       4       8
            60 - 89 days past due...................       1       2
            90 - 179 days past due..................       1       1
                                                     ------- -------
            Total................................... $18,928 $15,845
                                                     ======= =======

At December 31, 2018 and 2017, the Company had mortgage loans outstanding under participant or co-lender agreements of $15.8 billion and $13.2 billion, respectively.

The Company had $169 million and $205 million in restructured loans at December 31, 2018 and 2017, respectively.

Troubled Debt Restructuring

The Company held no restructured debt for which impairment was recognized for both December 31, 2018 and 2017. At December 31, 2018, the Company had no outstanding commitments to debtors that hold loans with restructured terms. The Company has an outstanding commitment of $4 million to debtors that hold loans with restructured terms, at December 31, 2017.

Real Estate

The following table presents the components of the Company's investment in real estate:

                                                                  December 31,
                                                                  ------------
     (in millions)                                                2018   2017
     -------------                                                ----   ----
     Properties occupied by the Company.......................... $ 53   $ 42
     Properties held for production of income....................  110    181
     Properties held for sale....................................   34     --
                                                                   ----  ----
     Total....................................................... $197   $223
                                                                   ====  ====

The Company recognized gains of $1 million, $13 million and $16 million on the sale of real estate property in 2018, 2017 and 2016, respectively. The Company recognized $11 million of impairment write-downs for its investment in real estate during 2018. The Company did not recognize any impairment write-downs for its investment in real estate during 2017. The Company recognized
$2 million of impairment write-downs for its investment in real estate during 2016.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Other Invested Assets

The following table presents the components of the Company's other invested assets:

                                                           December 31,
                                                          --------------
       (in millions)                                       2018    2017
       -------------                                      ------  ------
       Investments in limited liability companies........ $1,474  $2,201
       Investments in limited partnerships...............  1,877   1,759
       Other unaffiliated investments....................  1,026     693
       Receivable for securities.........................    138     541
       Initial margin for futures........................      2      20
       Non-admitted assets...............................   (153)   (181)
                                                          ------  ------
       Total............................................. $4,364  $5,033
                                                          ======  ======

The Company utilizes the look-through approach in valuing its investments in affiliated joint ventures or partnerships that have the characteristics of real estate investments. These affiliated real estate investments had an aggregate value of $912 million at December 31, 2018. The financial statements for the related holding companies are not audited and the Company has limited the value of its investment in these holding companies to the value contained in the audited financial statements of the lower tier entities owned by each of the respective intermediate holding company entities as adjusted by SAP, if applicable. All liabilities, commitments, contingencies, guarantees, or obligations of these holding company entities, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company's determination of the carrying value of the investment in each of the respective holding company entities, if applicable.

The Company recorded impairment write-downs in joint ventures was $44 million, $89 million and $148 million during 2018, 2017 and 2016, respectively.

Net Investment Income

The following table presents the components of net investment income:

                                                      Years ended December 31,
                                                      ----------------------
   (in millions)                                       2018     2017    2016
   -------------                                      ------   ------  ------
   Bonds............................................. $4,897   $4,788  $5,026
   Preferred stocks..................................     13       11      15
   Common stocks.....................................      5        3       2
   Cash and short-term investments...................     29       22       4
   Mortgage loans....................................    798      675     508
   Real estate*......................................     50       53      60
   Contract loans....................................     82       87      90
   Derivatives.......................................    210     (121)   (106)
   Investment income from affiliates.................    165      372     426
   Other invested assets.............................    239      250     325
                                                      ------   ------  ------
   Gross investment income...........................  6,488    6,140   6,350
   Investment expenses...............................   (245)    (259)   (260)
                                                      ------   ------  ------
   Net investment income............................. $6,243   $5,881  $6,090
                                                      ======   ======  ======

* Includes amounts for the occupancy of Company-owned property of $11 million in both 2018 and 2017, and $16 million in 2016.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Net Realized and Unrealized Capital Gains (Losses)

The following table presents the components of Net realized capital gains (losses):

                                                      Years Ended December 31,
                                                      ---------------------
   (in millions)                                       2018      2017    2016
   -------------                                      -----    -------  -----
   Bonds............................................. $ (81)   $   109  $(406)
   Preferred stocks..................................    --          1     --
   Common stocks.....................................    --         --    303
   Cash and short-term investments...................    (2)       (13)    (8)
   Mortgage loans....................................   (26)         6    (13)
   Real estate.......................................   (10)         7     41
   Derivatives.......................................  (330)    (1,412)   377
   Other invested assets.............................    28         65    504
                                                      -----    -------  -----
   Realized capital (losses) gains...................  (421)    (1,237)   798
   Federal income tax benefit (expense)..............    88        433   (279)
   Net (gains) losses transferred to IMR.............    (9)      (124)   115
                                                      -----    -------  -----
   Net realized capital (losses) gains............... $(342)   $  (928) $ 634
                                                      =====    =======  =====

During 2018, 2017 and 2016, the Company recognized $192 million, $98 million and $237 million, respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

The following table presents the proceeds from sales of bonds and equities and the related gross realized capital gains and gross realized capital losses:

                                                     Years Ended December 31,
                                                     -----------------------
  (in millions)                                       2018    2017     2016
  -------------                                      ------  ------  -------
  Proceeds.......................................... $8,165  $7,403  $11,470
                                                     ------  ------  -------
  Gross realized capital gains...................... $  191  $  330  $   337
  Gross realized capital losses.....................   (176)    (87)    (446)
                                                     ------  ------  -------
  Net realized capital gains (losses)............... $   15  $  243  $  (109)
                                                     ======  ======  =======

The following table presents the net change in unrealized capital gains (losses) of investments (including foreign exchange capital gains (losses):

                                                                       Years Ended December 31,
                                                                       -----------------------
(in millions)                                                           2018     2017    2016
-------------                                                           -----   -----   -----
Bonds................................................................. $(171)   $ 253   $(107)
Preferred and common stocks...........................................   (12)      (3)    (53)
Mortgage loans........................................................  (248)     179    (203)
Derivatives...........................................................    88     (107)    207
Other invested assets.................................................    (6)      32    (865)
Other.................................................................    32      (71)     --
Federal income tax benefit............................................    93       24     364
                                                                        -----   -----   -----
Net change in unrealized (losses) gains of investments................ $(224)   $ 307   $(657)
                                                                        =====   =====   =====

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


5* Securities Measured at Aggregate Book Adjusted Carrying Value and Fair Value

The following table presents 5* Securities measured at aggregate book adjusted carrying value (BACV) and aggregate fair value at December 31:

                                                     Number             Aggregate
                                                     of 5*    Aggregate   Fair
Investment                                         Securities   BACV      Value
----------                                         ---------- --------- ---------
(in millions)
-------------
2018
Bonds - AC........................................     23       $296      $294
LBass - AC........................................      2         34        34
Preferred Stock - AC..............................      4          5         8
Preferred Stock - FV..............................     --         --        --
                                                       --       ----      ----
Total.............................................     29       $336      $336
                                                       ==       ====      ====
2017
Bonds - AC........................................     16       $135      $135
LBass - AC........................................     --         --        --
Preferred Stock - AC..............................     --         --        --
Preferred Stock - FV..............................     --         --        --
                                                       --       ----      ----
Total.............................................     16       $135      $135
                                                       ==       ====      ====
AC - Amortized Cost
FV - Fair Value

4. SECURITIES LENDING AND REPURCHASE AGREEMENTS

Securities Lending

As of December 31, 2018 and 2017, the Company had bonds loaned with a fair value of approximately $438 million and $2.4 billion, respectively, pursuant to the securities lending program.

The following table presents the aggregate fair value of cash collateral received related to the securities lending program and the terms of the contractually obligated collateral positions:

                                                            December 31,
                                                            -----------
         (in millions)                                      2018   2017
         -------------                                      ----  ------
         30 days or less................................... $148  $  514
         31 to 60 days.....................................   68     899
         61 to 90 days.....................................  231   1,047
                                                            ----  ------
         Subtotal..........................................  447   2,460
         Securities collateral received....................   --      --
                                                            ----  ------
         Total collateral received......................... $447  $2,460
                                                            ====  ======

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the securities lending program by maturity date:

                                   December 31, 2018    December 31, 2017
                                  -------------------- --------------------
                                  Amortized            Amortized
     (in millions)                  Cost    Fair Value   Cost    Fair Value
     -------------                --------- ---------- --------- ----------
     Open positions..............   $352       $352     $2,418     $2,418
                                    ----       ----     ------     ------
     Subtotal....................    352        352      2,418      2,418
     Securities collateral
       received..................     --         --         --         --
                                    ----       ----     ------     ------
     Total collateral reinvested.   $352       $352     $2,418     $2,418
                                    ====       ====     ======     ======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Repurchase Agreements

At December 31, 2018 and 2017, bonds with a fair value of approximately $124 million and $1.2 billion, respectively, were subject to repurchase agreements to secure amounts borrowed by the Company.

The following table presents the aggregate fair value of cash collateral received related to the repurchase agreement program and the terms of the contractually obligated collateral positions:

                                                            December 31,
                                                            -----------
         (in millions)                                      2018   2017
         -------------                                      ----  ------
         Open positions.................................... $119  $   --
         30 days or less...................................   --     354
         31 to 60 days.....................................   --     439
         61 to 90 days.....................................   --     381
         Greater than 90 days..............................   --      --
                                                            ----  ------
         Subtotal..........................................  119   1,174
         Securities collateral received....................   --      --
                                                            ----  ------
         Total collateral received......................... $119  $1,174
                                                            ====  ======

The following table presents the original (flow) and residual maturity for bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
Open - No Maturity......................  $ 47    $262    $110    $148    $ 98   $  225   $119    $ 24
Overnight...............................    --     366      32      --      --      318     61      --
2 Days to 1 Week........................    --     357     107      --      --      732    172       5
> 1 Week to 1 Month.....................    --     512     199      --     176    1,044    624      65
> 1 Month to 3 Months...................    --     861     290      --      34    1,615    636      31
> 3 Months to 1 Year....................    --     128      13      --      --       --     --      --
> 1 Year................................    --      --      --      --      --       --     --      --

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
Open - No Maturity......................  $107    $158    $125    $137    $111   $  140   $128    $119
Overnight...............................    --      93      16      93       1      121     11      --
2 Days to 1 Week........................    --      --      --      --      13       13     13      --
> 1 Week to 1 Month.....................    --      --      --      --      --       --     --      --
> 1 Month to 3 Months...................    --      --      --      --      --       --     --      --
> 3 Months to 1 Year....................    --      --      --      --      --       --     --      --
> 1 Year................................    --      --      --      --      --       --     --      --

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the Company's liability to return collateral for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
   Cash (Collateral - All)..............  $ 47   $2,485   $751    $148    $308   $3,933  $1,612   $124

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
                                         Minimum Maximum Balance Balance Minimum Maximum Balance Balance
                                         ------- ------- ------- ------- ------- ------- ------- -------
   Cash (Collateral - All)..............  $107   $  251   $140    $230    $124   $  273  $  151   $119

The Company requires a minimum of 95 percent of the fair value of securities sold under the repurchase agreements to be maintained as collateral. Cash collateral received is invested in corporate bonds and the offsetting collateral liability for repurchase agreements is included in other liabilities.

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the repurchase agreement program by maturity date:

                                            December 31, 2018 December 31, 2017
                                            ----------------- ----------------
                                            Amortized  Fair   Amortized  Fair
   (in millions)                              Cost     Value    Cost     Value
   -------------                            ---------  -----  ---------  ------
   Open positions..........................   $129     $124    $   --    $   --
   Greater than three years................     --       --     1,095     1,196
                                              ----     ----    ------    ------
   Subtotal................................    129      124     1,095     1,196
   Securities collateral received..........     --       --        --        --
                                              ----     ----    ------    ------
   Total collateral reinvested.............   $129     $124    $1,095    $1,196
                                              ====     ====    ======    ======

The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                                  FIRST QUARTER                  SECOND QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
BACV....................................   $--     $--     $--    $128     $--     $--     $--    $109
Non-admitted - Subset of BACV...........    --      --      --      --      --      --      --      --
Fair Value..............................    --      --      --     134      --      --      --     108

                                                  THIRD QUARTER                  FOURTH QUARTER
                                         ------------------------------- -------------------------------
                                                         Average                         Average
                                                          Daily  Ending                   Daily  Ending
(in millions)                            Minimum Maximum Balance Balance Minimum Maximum Balance Balance
-------------                            ------- ------- ------- ------- ------- ------- ------- -------
BACV....................................   $--     $--     $--    $242     $--     $--     $--    $129
Non-admitted - Subset of BACV...........    --      --      --      --      --      --      --      --
Fair Value..............................    --      --      --     233      --      --      --     124

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                     1     2      3      4      5      6      7       8
                                                                     Non-
     (in millions)  None NAIC 1 NAIC 2 NAIC 3 NAIC 4 NAIC 5 NAIC 6 Admitted
     -------------  ---- ------ ------ ------ ------ ------ ------ --------
      Bonds - FV... $--   $27    $66    $16    $16    $--    $--     $--
                    ===   ===    ===    ===    ===    ===    ===     ===

5. RESTRICTED ASSETS

The Company has restricted assets as detailed below. Assets under restriction are general account assets and are not part of the Separate Accounts.

The following table presents the carrying value of the Company's restricted assets:

                                                   December 31,
                                                   -------------
                (in millions)                       2018   2017
                -------------                      ------ ------
                On deposit with states............ $   48 $   48
                Securities lending................    425  2,112
                Collateral held on securities
                  lending.........................    447  2,460
                FHLB stock and collateral pledged.  3,851  1,042
                Subject to repurchase agreements..    129  1,095
                Collateral for derivatives........    580  1,559
                Guaranteed interest contracts.....     44    117
                Other restricted assets...........     78     --
                                                   ------ ------
                Total............................. $5,602 $8,433
                                                   ====== ======

6. SUBPRIME MORTGAGE RISK EXPOSURE

The following features are commonly recognized characteristics of subprime mortgage loans:

..   An interest rate above prime to borrowers who do not qualify for prime rate loans;

..   Borrowers with low credit ratings (FICO scores);

..   Interest-only or negative amortizing loans;

..   Unconventionally high initial loan-to-value ratios;

..   Low initial payments based on a fixed introductory rate that expires after a short initial period, then adjusts to a variable index rate plus a margin for the remaining term of the loan;

..   Borrowers with less than conventional documentation of their income and/or net assets;

..   Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount; and/or,

..   Substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Non-agency RMBS can belong to one of several different categories depending on the characteristics of the borrower, the property and the loan used to finance the property. Categorization is a function of FICO score, the type of loan, loan-to-value ratio, and property type and loan documentation.

Generally, subprime loans are made to borrowers with low FICO scores, low levels of equity and reduced income/asset documentation. Due to these characteristics, subprime borrowers pay a substantially higher interest rate than prime borrowers. In addition, they often utilize mortgage products that reduce their monthly payments in the near-term. These include adjustable-rate mortgages with low initial rates or interest-only loans. Borrowers in products like this often experience significant "payment shock" when the teaser payment resets upwards after the initial fixed period.

The primary classification mechanism the Company uses for subprime loans is FICO score. Specifically, a pool with an average FICO at origination less than 650 is considered to be subprime. However, the Company may subjectively adjust this classification based on an assessment of the other parameters mentioned above.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


To monitor subprime securities, the Company uses a model with vintage-specific assumptions for delinquency roll rates, loss severities and the timing of losses. As and when needed, these vintage-based assumptions are supplemented with deal-specific information including, but not limited to, geographic distribution, realized loss severities, trigger status and scenario analysis.

The Company has no direct exposure through investments in subprime mortgage loans. The Company's exposure is through other investments, primarily in RMBS, as described above.

The following table presents information regarding the Company's investments with subprime exposures:

                                                       Book
                                                     Adjusted                OTTI
                                                     Statement            Recognized
(in millions)                            Actual Cost   Value   Fair Value  to Date
-------------                            ----------- --------- ---------- ----------
December 31, 2018
In general account:
   RMBS.................................   $1,210     $1,167     $1,390      $(15)
   CDOs.................................      911        923        957        (8)
   CMBS.................................       11         11         10        --
                                           ------     ------     ------      ----
Total subprime exposure.................   $2,132     $2,101     $2,357      $(23)
                                           ======     ======     ======      ====
December 31, 2017
In general account:
   RMBS.................................   $1,152     $1,174     $1,419      $(22)
   CDOs.................................    1,013      1,017      1,055       (22)
                                           ------     ------     ------      ----
Total subprime exposure.................   $2,165     $2,191     $2,474      $(44)
                                           ======     ======     ======      ====

The Company has no underwriting exposure to subprime mortgage risk through mortgage guaranty or financial guaranty insurance coverage.

7. DERIVATIVES

The Company has taken positions in certain derivative financial instruments to mitigate or hedge the impact of changes in interest rates, foreign currencies, equity markets, swap spreads, volatility, correlations and yield curve risk on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, interest rate swaptions, cross-currency swaps, futures and futures options on equity indices, and futures and futures options on government securities. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

All derivative instruments are recognized in the financial statements. As discussed in Note 2, the Company received approval from the TDI to apply a permitted practice, whereby certain interest rate swaps and swaptions that are used to hedge guaranteed minimum withdrawal benefits are reported at amortized cost. The cost basis of these swaps is carried on the balance sheet and amortized into net investment income over the life of the swap. Periodic cash settlements are also recognized in net investment income. All other derivative financial instruments that do not qualify for hedge accounting are carried at fair value and the changes in fair value are recorded in surplus as unrealized gains or losses, net of deferred taxes. The statement value of the Company's exchange traded futures contracts reflects the one-day lag in the net cash settlement of these contracts.

The Company recognized a net unrealized capital gain of $88 million in 2018, an unrealized capital loss of $107 million in 2017 and an unrealized gain of $207 million in 2016, related to derivatives that did not qualify for hedge accounting.

Refer to Note 3 for disclosures related to net realized capital gains (losses).

Swaps, Options, and Futures

Interest rate or cross-currency swap agreements are agreements to exchange with a counterparty, at specified intervals, payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

different currencies, based on an underlying principal balance, notional amount. Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each contractual payment due date, and this net payment is included in the Statutory Statement of Operations.

Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S&P 500 Index to offset the risk of certain guarantees of specific equity-index annuity and universal life policy values. The Company also purchases put options on the S&P 500 Index to offset volatility risk arising from minimum guarantees embedded in variable annuities. The options are carried at fair value, with changes in fair value recognized in unrealized investment gains and losses.

Financial futures are contracts between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on Euro dollar deposits, U.S. Treasury Notes, U.S. Treasury Bonds, the S&P 500 Index, MidCap 400, Russell 2000, MSCI EAFE, foreign government debt securities, and foreign denominated equity indices to offset the risk of certain guarantees on annuity policy values.

Interest Rate Risk

Interest rate derivatives are used to manage interest rate risk associated with certain guarantees of variable annuities and equity indexed annuities and certain bonds. The Company's interest rate hedging derivative instruments include (1) interest rate swaps and swaptions; (2) listed futures on government securities; and (3) listed futures options on government securities.

Currency Risk

Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Equity Risk

Equity derivatives are used to mitigate financial risk embedded in certain insurance liabilities.

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. For over-the-counter (OTC) derivatives, the Company's net credit exposure is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date. The Company is exposed to credit risk when the net position with a particular counterparty results in an asset that exceeds collateral pledged by that counterparty.

For OTC contracts, the Company generally uses an International Swaps and Derivative Association Master Agreement (ISDA Master Agreement) and Credit Support Annexes with bilateral collateral provisions to reduce counterparty credit exposures. An ISDA Master Agreement is an agreement between two counterparties, which may cover multiple derivative transactions and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, as well as transferred collateral, through a single payment, in a single currency, in the event of a default affecting any one derivative transaction or a termination event affecting all or a specified group of the transactions. The Company minimizes the risk that counterparties might be unable to fulfill their contractual obligations by monitoring counterparty credit exposure and collateral value and may require additional collateral to be posted upon the occurrence of certain events or circumstances. In the unlikely event of a failure to perform by any of the

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

counterparties to these derivative transactions, there would not be a material effect on the Company's admitted assets, liabilities or capital and surplus.

The Company has also entered into exchange-traded options and futures contracts. Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post or receive variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange-traded futures are regulated futures commission merchants who are members of a trading exchange. The credit risk of exchange-traded futures is partially mitigated because variation margin is settled daily in cash. Exchange-traded option contracts are not subject to daily margin settlements and amounts due to the Company based upon favorable movements in the underlying securities or indices are owed upon exercise.

The following table presents the notional amounts, statement values and fair values of the Company's derivative instruments:

                                               December 31, 2018              December 31, 2017
                                         -----------------------------  -----------------------------
                                         Contract or                    Contract or
                                          Notional   Statement  Fair     Notional   Statement  Fair
(in millions)                              Amount      Value    Value     Amount      Value    Value
-------------                            ----------- --------- -------  ----------- --------- -------
Assets:
   Interest rate contracts..............   $26,901    $ 1,360  $ 1,080    $24,647    $   669  $   349
   Foreign exchange contracts...........     6,331        511      511      2,302        398      398
   Equity contracts.....................    45,769        902      902     25,379      1,137    1,137
                                           -------    -------  -------    -------    -------  -------
Derivative assets, gross................    79,001      2,773    2,493     52,328      2,204    1,884
   Counter party netting*...............        --     (1,138)  (1,399)        --     (1,549)  (1,549)
                                           -------    -------  -------    -------    -------  -------
Derivative assets, net..................   $79,001    $ 1,635  $ 1,094    $52,328    $   655  $   335
                                           =======    =======  =======    =======    =======  =======
Liabilities:
   Interest rate contracts..............   $16,121    $   426  $   549    $20,310    $   661  $   771
   Foreign exchange contracts...........     2,328        266      266      4,796        448      448
   Equity contracts.....................    33,886        649      649     11,318        889      889
   Other contracts......................        58          6        6         59          5        5
                                           -------    -------  -------    -------    -------  -------
Derivative liabilities, gross...........    52,393      1,347    1,470     36,483      2,003    2,113
   Counter party netting*...............        --     (1,138)  (1,399)        --     (1,549)  (1,549)
                                           -------    -------  -------    -------    -------  -------
Derivative liabilities, net.............   $52,393    $   209  $    71    $36,483    $   454  $   564
                                           =======    =======  =======    =======    =======  =======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

The Company has a right of offset of its derivatives asset and liability positions with various counterparties. The following table presents the effect of the right of offsets:

                                                                             December 31, 2018    December 31, 2017
                                                                            -------------------  -------------------
(in millions)                                                                Assets  Liabilities  Assets  Liabilities
-------------                                                               -------  ----------- -------  -----------
Gross amount recognized.................................................... $ 2,773    $(1,347)  $ 2,204    $(2,003)
Amount offset..............................................................  (1,138)     1,138    (1,549)     1,549
                                                                            -------    -------   -------    -------
Net amount presented in the Statement of Admitted Assets, Liabilities, and
  Capital and Surplus...................................................... $ 1,635    $  (209)  $   655    $  (454)
                                                                            =======    =======   =======    =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

8. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The following table presents the Company's derivative financial instruments with concentrations of credit risk:

                                      December 31, 2018 December 31, 2017
                                      ----------------- -----------------
                                      Contract          Contract
                                         or     Final      or     Final
                                      Notional Maturity Notional Maturity
       (in millions)                   Amount    Date    Amount    Date
       -------------                  -------- -------- -------- --------
       Derivative assets:
          Interest rate contracts.... $26,901    2055   $24,646    2049
          Foreign exchange contracts.   6,331    2056     2,302    2035
          Equity contracts...........  45,769    2028    25,379    2028
       Derivative liabilities:
          Interest rate contracts....  16,121    2056    20,310    2056
          Foreign exchange contracts.   2,328    2051     4,796    2056
          Equity contracts...........  33,886    2022    11,318    2022
          Other contracts............      58    2042        59    2042

The credit exposure to the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date.

The credit exposure to the Company's derivative contracts aggregated
$466 million and $710 million at December 31, 2018 and 2017, respectively.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Fair Value Hierarchy

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three "levels" based on the observability of valuation inputs:

..   Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

..   Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


..   Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In those cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Bonds: Fair value is based principally on value from independent third-party valuation service providers, broker quotes and other independent information.

Preferred stocks: Fair value of unaffiliated preferred stocks is based principally on value from independent third-party service providers, broker quotes and other independent information.

Cash, cash equivalents and short term investments: Carrying amount approximate fair value because of the relatively short period of time between origination and expected realization and their limited exposure to credit risk.

Mortgage loans: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Contract loans: Carrying amounts, which approximate fair value, are generally equal to unpaid principal amount as of each reporting date. No consideration is given to credit risk because contract loans are effectively collateralized by the cash surrender value of the policies.

Securities lending reinvested collateral assets: Securities lending assets are generally invested in short-term investments and thus carrying amounts approximate fair values because of the relatively short period of time between origination and expected realizations.

Separate account assets: Variable annuity and variable universal life assets are carried at the market value of the underlying securities. Certain separate account assets related to market value adjustment fixed annuity contracts are carried at book value. Fair value is based principally on the value from independent third-party valuation service providers, broker quotes and other independent information.

Policy reserves and contractual liabilities: Fair value for investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

Payable for securities lending: Cash collateral received from the securities lending program is invested in short-term investments and the offsetting liability is included in payable for securities lending. The carrying amount of this liability approximates fair value because of the relatively short period between origination of the liability and expected settlement.

Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the statement value is considered a reasonable estimate of fair value.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair Value Information about Financial Instruments Not Measured at Fair Value

The following table presents the aggregate fair values of the Company's financial instruments not measured at fair value compared to their statement values:

                                                                  Admitted
                                                      Aggregate   Assets or
(in millions)                                         Fair Value Liabilities Level 1 Level 2 Level 3
-------------                                         ---------- ----------- ------- ------- -------
December 31, 2018
Assets:
   Bonds.............................................  $ 96,620    $94,675   $   35  $79,744 $16,841
   Preferred stocks..................................       240        228        6      220      14
   Common stocks.....................................       138        138       --      138      --
   Cash, cash equivalents and short-term investments.     1,547      1,547    1,228      319      --
   Mortgage loans....................................    19,182     18,928       --       --  19,182
   Contract loans....................................     1,307      1,307       --       --   1,307
   Derivatives.......................................       404        807       --      404      --
   Receivables for securities........................       138        138       --      138      --
   Securities lending reinvested collateral assets...       352        352       --      352      --
   Separate account assets...........................     5,484      5,618       --    5,484      --
Liabilities:
   Policy reserves and contractual liabilities.......    11,843     11,191       --      339  11,504
   Payable for securities............................       362        362       --      362      --
   Payable for securities lending....................       447        447       --      447      --
                                                       ========    =======   ======  ======= =======
December 31, 2017....................................
Assets:
   Bonds.............................................  $101,792    $94,260   $  200  $82,367 $19,225
   Preferred stocks..................................       229        211       11      205      13
   Common stocks.....................................        38         38       --       38      --
   Cash, cash equivalents and short-term investments.       119        119      (96)     215      --
   Mortgage loans....................................    16,156     15,845       --       --  16,156
   Contract loans....................................     1,340      1,340       --       --   1,340
   Receivables for securities........................       541        541       --      541      --
   Securities lending reinvested collateral assets...     2,418      2,418       --    2,418      --
   Separate account assets...........................     4,470      4,553       --    4,092     378
Liabilities:
   Policy reserves and contractual liabilities.......     7,673      6,507       --      386   7,287
   Derivatives.......................................       548        118       --      548      --
   Payable for securities............................       554        554       --      554      --
   Payable for securities lending....................     2,460      2,460       --    2,460      --
                                                       ========    =======   ======  ======= =======

Valuation Methodologies of Financial Instruments Measured at Fair Value

Bonds

Bonds with NAIC 6 or 6* designations and preferred stocks with NAIC 4, 5 or 6 designations are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure bonds at fair value. Market price data generally is obtained from exchange or dealer markets.

The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

Common Stocks (Unaffiliated)

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchanges or dealer markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, such as futures and options, using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model using market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, independent third-party valuation services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Separate Account Assets

Separate account assets are comprised primarily of registered and open-ended variable funds that trade daily and are measured at fair value using quoted prices in active markets for identical assets. Certain separate account assets are carried at amortized cost.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Assets and Liabilities Measured at Fair Value

The following table presents information about assets and liabilities measured at fair value:

                                                                Counterparty
(in millions)                           Level 1 Level 2 Level 3   Netting*    Total
-------------                           ------- ------- ------- ------------ -------
December 31, 2018
Assets at fair value:
Bonds..................................
   U.S. special revenue................ $    -- $   --   $  1     $    --    $     1
   Industrial and miscellaneous........      --      4     13          --         17
                                        ------- ------   ----     -------    -------
   Total bonds.........................      --      4     14          --         18
                                        ------- ------   ----     -------    -------
Preferred stock........................
   Industrial and miscellaneous........      --     --     75          --         75
                                        ------- ------   ----     -------    -------
   Total preferred stock...............      --     --     75          --         75
                                        ------- ------   ----     -------    -------
Common stock...........................
   Industrial and miscellaneous........      21     --      3          --         24
   Mutual funds........................      41     --     --          --         41
                                        ------- ------   ----     -------    -------
   Total common stock..................      62     --      3          --         65
                                        ------- ------   ----     -------    -------
Derivative assets:
   Interest rate contracts.............      --    212     --          --        212
   Foreign exchange contracts..........      --    511     --          --        511
   Equity contracts....................     129    704     69          --        902
   Counterparty netting................      --     --     --      (1,138)    (1,138)
                                        ------- ------   ----     -------    -------
Total derivative assets................     129  1,427     69      (1,138)       487
                                        ------- ------   ----     -------    -------
Separate account assets................  42,094  1,905     --          --     43,999
                                        ------- ------   ----     -------    -------
Total assets at fair value............. $42,285 $3,336   $161     $(1,138)   $44,644
                                        ======= ======   ====     =======    =======
Liabilities at fair value:
Derivative liabilities:
   Interest rate contracts............. $     3 $   82   $ --     $    --    $    85
   Foreign exchange contracts..........      --    266     --          --        266
   Equity contracts....................       9    640     --          --        649
   Other contracts.....................      --     --      6          --          6
   Counterparty netting................      --     --     --      (1,138)    (1,138)
                                        ------- ------   ----     -------    -------
Total derivative liabilities...........      12    988      6      (1,138)      (132)
                                        ------- ------   ----     -------    -------
Total liabilities at fair value........ $    12 $  988   $  6     $(1,138)   $  (132)
                                        ======= ======   ====     =======    =======
December 31, 2017......................
Assets at fair value:
Bonds..................................
   Industrial and miscellaneous........ $    -- $   76   $  2     $    --    $    78
                                        ------- ------   ----     -------    -------
   Total bonds.........................      --     76      2          --         78
                                        ------- ------   ----     -------    -------
Common stock...........................
   Industrial and miscellaneous........       2     --      3          --          5
   Mutual funds........................      44     --     --          --         44
   Parent, subsidiaries and affiliates.       6     --     --          --          6
                                        ------- ------   ----     -------    -------
   Total common stock..................      52     --      3          --         55
                                        ------- ------   ----     -------    -------
Derivative assets:
   Interest rate contracts.............      --    232     --          --        232
   Foreign exchange contracts..........      --    398     --          --        398
   Equity contracts....................     181    877     78          --      1,136
   Counterparty netting................      --     --     --      (1,549)    (1,549)
                                        ------- ------   ----     -------    -------
Total derivative assets................     181  1,507     78      (1,549)       217
                                        ------- ------   ----     -------    -------
Separate account assets................  47,609  1,941     --          --     49,550
                                        ------- ------   ----     -------    -------
Total assets at fair value............. $47,842 $3,524   $ 83     $(1,549)   $49,900
                                        ======= ======   ====     =======    =======
Liabilities at fair value:
Derivative liabilities:
   Interest rate contracts............. $     2 $  105   $ --     $    --    $   107
   Foreign exchange contracts..........      --    448     --          --        448
   Equity contracts....................       1    888     --          --        889
   Other contracts.....................      --     --      5          --          5
   Counterparty netting................      --     --     --      (1,549)    (1,549)
                                        ------- ------   ----     -------    -------
Total derivative liabilities...........       3  1,441      5      (1,549)      (100)
                                        ------- ------   ----     -------    -------
Total liabilities at fair value........ $     3 $1,441   $  5     $(1,549)   $  (100)
                                        ======= ======   ====     =======    =======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Fair Value Measurements

The following tables present changes in Level 3 assets and liabilities measured at fair value and the gains (losses) related to the Level 3 assets and liabilities that remained on the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus:

                                                           Preferred Common Derivative Total  Derivative
(in millions)                                       Bonds   Stocks   Stocks   Assets   Assets Liabilities
-------------                                       -----  --------- ------ ---------- ------ -----------
Balance, January 1, 2016........................... $ 163     --      $--      $ 53    $ 216      $ 8
Total realized/unrealized capital gains or losses:
   Included in net income..........................    20     --       --         4       24        2
   Included in surplus.............................     2     --       --         3        5       (3)
Purchases, issuances and settlements...............   210     --       --        (5)     205       (2)
Transfers into Level 3.............................    81     --       --        --       81       --
Transfers out of Level 3...........................  (316)    --       --        --     (316)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2016......................... $ 160     --      $--      $ 55    $ 215      $ 5
                                                    =====     ==      ===      ====    =====      ===
Total realized/unrealized capital gains or losses:
   Included in net income..........................    (5)    --       --        15       10        1
   Included in surplus.............................    17     --       --        24       41       --
Purchases, issuances and settlements...............    45     --        3       (15)      33       (1)
Transfers into Level 3.............................     1     --       --        --        1       --
Transfers out of Level 3...........................  (216)    --       --        --     (216)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2017......................... $   2     --      $ 3      $ 79    $  84      $ 5
                                                    =====     ==      ===      ====    =====      ===
Total realized/unrealized capital gains or losses:
   Included in net income..........................    (1)    --       --        13       12        1
   Included in surplus.............................    (1)    --        6       (44)     (39)       1
Purchases, issuances and settlements...............    12     75        1        21      109       (1)
Transfers into Level 3.............................    17     --       --        --       17       --
Transfers out of Level 3...........................   (15)    --       (7)       --      (22)      --
                                                    -----     --      ---      ----    -----      ---
Balance, December 31, 2018                          $  14     75      $ 3      $ 69    $ 161      $ 6
                                                    =====     ==      ===      ====    =====      ===

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

In both 2018 and 2017, there were no transfers between Level 1 and Level 2 securities and transfers between Level 2 and Level 3 securities were less than one million.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized capital gains (losses) on instruments held at December 31, 2018 and 2017 may include changes in fair value that were attributable to both observable and unobservable inputs.

Quantitative Information About Level 3 Fair Value Measurements

The Company had no quantitative information about level 3 fair value measurements to report at December 31, 2018.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Gross Basis Fair Value Measurements

The following table presents the Company's derivative assets and liabilities measured at fair value, on a gross basis, before counterparty and cash collateral netting:

      (in millions)                         Level 1 Level 2 Level 3 Total
      -------------                         ------- ------- ------- ------
      December 31, 2018
      Derivative assets at fair value......  $129   $1,427    $69   $1,625
      Derivative liabilities at fair value.    12      988      6    1,006
      December 31, 2017....................
      Derivative assets at fair value......  $181   $1,508    $78   $1,767
      Derivative liabilities at fair value.     3    1,441      5    1,449

10. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following table presents the Company's reserves by major category:

                                                                           Years ended
                                                                          December 31,
                                                                       ------------------
(in millions)                                                            2018      2017
-------------                                                          --------  --------
Life insurance........................................................ $ 37,837  $ 36,825
Annuities (excluding supplementary contracts with life contingencies).   72,274    69,334
Supplementary contracts with life contingencies.......................      517       467
Accidental death benefits.............................................       20        21
Disability - active lives.............................................       34        36
Disability - disabled lives...........................................      255       269
Excess of AG 43 reserves over basic reserves..........................    1,303       910
Deficiency reserves...................................................    1,497     1,266
Other miscellaneous reserve...........................................      832       688
                                                                       --------  --------
   Gross life and annuity reserves....................................  114,569   109,816
   Reinsurance ceded..................................................  (23,214)  (22,276)
                                                                       --------  --------
Net life and annuity reserves.........................................   91,355    87,540
                                                                       --------  --------
Accident and health reserves..........................................
   Unearned premium reserves..........................................       11        13
   Present value of amounts not yet due on claims.....................      255       282
   Additional contract reserves.......................................      544       547
                                                                       --------  --------
   Gross accident and health reserves.................................      810       842
   Reinsurance ceded..................................................      (22)      (30)
                                                                       --------  --------
Net accident and health reserves......................................      788       812
                                                                       --------  --------
Aggregate policy reserves............................................. $ 92,143  $ 88,352
                                                                       ========  ========

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies:

                                                                            Separate   Separate
                                                                            Accounts   Accounts
                                                                   General    With       Non-
(in millions)                                                      Account Guarantee* Guaranteed*  Total   Percent
-------------                                                      ------- ---------- ----------- -------- -------
December 31, 2018
Subject to discretionary withdrawal...............................
   With fair value adjustment..................................... $16,120   $1,482     $    --   $ 17,602   13.6%
   At book value less current surrender charge of 5% or more......   9,677       --          --      9,677    7.5
   At fair value..................................................      --       71      39,763     39,834   30.8
                                                                   -------   ------     -------   --------  -----
Total with adjustment or at fair value............................  25,797    1,553      39,763     67,113   51.9
At book value with minimal or no charge or no adjustment..........  31,229       --           1     31,230   24.1
Not subject to discretionary withdrawal...........................  27,794    3,187          83     31,064   24.0
                                                                   -------   ------     -------   --------  -----
Annuity reserves and deposit fund liabilities, before reinsurance.  84,820    4,740      39,847    129,407  100.0%
                                                                                                            =====
Less: Reinsurance ceded...........................................     321       --          --        321
                                                                   -------   ------     -------   --------
Net annuity reserves and deposit fund liabilities................. $84,499   $4,740     $39,847   $129,086
                                                                   =======   ======     =======   ========
December 31, 2017.................................................
Subject to discretionary withdrawal...............................
   With fair value adjustment..................................... $13,452   $1,254     $    --   $ 14,706   11.5%
   At book value less current surrender charge of 5% or more......   7,872       --          --      7,872    6.1
   At fair value..................................................      --       88      44,892     44,980   35.1
                                                                   -------   ------     -------   --------  -----
Total with adjustment or at fair value............................  21,324    1,342      44,892     67,558   52.7
At book value with minimal or no charge or no adjustment..........  32,754       --           2     32,756   25.5
Not subject to discretionary withdrawal...........................  25,419    2,500          86     28,005   21.8
                                                                   -------   ------     -------   --------  -----
Annuity reserves and deposit fund liabilities, before reinsurance.  79,497    3,842      44,980    128,319  100.0%
                                                                                                            =====
Less: Reinsurance ceded...........................................     321       --          --        321
                                                                   -------   ------     -------   --------
Net annuity reserves and deposit fund liabilities................. $79,176   $3,842     $44,980   $127,998
                                                                   =======   ======     =======   ========

* Represents annuity reserves reported in separate accounts liabilities.

11. SEPARATE ACCOUNTS

Separate Accounts

The separate accounts held by the Company consist primarily of variable life insurance policies and variable annuities. These contracts generally are non-guaranteed in nature such that the benefit is determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative.

Certain other separate accounts relate to MVA fixed annuity contracts in which the assets are carried at amortized cost. These policies are required to be held in the Company's separate account by certain states, including Texas.

Certain other separate accounts relate to flexible premium adjustable life insurance and terminal funding annuities in which the assets are carried at amortized cost. These contracts provide the greater of guaranteed interest returns defined in the policy or interest in excess of the guaranteed rate as defined by the Company.

The Company does not engage in securities lending transactions within the separate accounts.

In accordance with the products/transactions recorded within the separate account, some assets are considered legally insulated whereas others are not legally insulated from the general account. The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents separate account assets by product or transaction:

                                                      December 31, 2018    December 31, 2017
                                                     -------------------- --------------------
                                                                Separate             Separate
                                                                Accounts             Accounts
                                                                 Assets               Assets
                                                      Legally     (Not     Legally     (Not
                                                     Insulated  Legally   Insulated  Legally
(in millions)                                         Assets   Insulated)  Assets   Insulated)
-------------                                        --------- ---------- --------- ----------
Variable annuities..................................  $40,920    $   --    $46,234    $   --
Variable life.......................................    3,055        --      3,286        --
Bank-owned life insurance--hybrid...................      804        --        653        --
Deferred annuities with MVA features................      225        --        387        --
Terminal funding....................................    3,175        --      2,489        --
Annuities with MVA features.........................       --     1,243         --       866
Fixed annuities excess interest adjustment features.       --       196         --       189
                                                      -------    ------    -------    ------
Total...............................................  $48,179    $1,439    $53,049    $1,055
                                                      =======    ======    =======    ======

Some separate account liabilities are guaranteed by the general account. To compensate the general account for the risks taken, the separate accounts pay risk charges to the general account.

If claims were filed on all contracts, the current total maximum guarantee the general account would provide to the separate account as of December 31, 2018 and 2017 is $6.7 billion and $5.8 billion, respectively.

There was no separate account business seed money at December 31, for both 2018 and 2017.

The following table presents the risk charges paid by the separate accounts and the guarantees paid by the general account:

                                       Risk
                                      Charge
                                     paid by  Guarantees
                                       the    Paid by the
                                     Separate   General
                      (in millions)  Account    Account
                      -------------  -------- -----------
                          2018......   $324       $41
                          2017......    292        40
                          2016......    330        52
                          2015......    279        52
                          2014......    204        43

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents information regarding the separate accounts:

                                                         Non-indexed  Non-indexed
                                                          Guarantee    Guarantee  Non-guaranteed
                                                         less than or  more than     Separate
(in millions)                                    Indexed equal to 4%      4%         Accounts     Total
-------------                                    ------- ------------ ----------- -------------- -------
December 31, 2018
Premiums, considerations or deposits............  $241      $   --       $ 43        $ 3,090     $ 3,374
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $42,885     $42,885
   Amortized costs..............................   958       3,769        415             --       5,142
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $958      $3,769       $415        $42,885     $48,027
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $958      $2,199       $415        $    --     $ 3,572
   At market value..............................    --          --         --         42,802      42,802
                                                  ----      ------       ----        -------     -------
Subtotal........................................   958       2,199        415         42,802      46,374
Not subject to discretionary withdrawal.........    --       1,570         --             83       1,653
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $958      $3,769       $415        $42,885     $48,027
                                                  ====      ======       ====        =======     =======
December 31, 2017...............................
Premiums, considerations or deposits............  $185      $   --       $ 70        $ 4,444     $ 4,699
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $48,116     $48,116
   Amortized costs..............................   739       3,096        395             --       4,230
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $739      $3,096       $395        $48,116     $52,346
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $739      $  596       $395        $    --     $ 1,730
   At market value..............................    --          --         --         48,030      48,030
                                                  ----      ------       ----        -------     -------
Subtotal........................................   739         596        395         48,030      49,760
Not subject to discretionary withdrawal.........    --       2,500         --             86       2,586
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $739      $3,096       $395        $48,116     $52,346
                                                  ====      ======       ====        =======     =======
December 31, 2016...............................
Premiums, considerations or deposits............  $222      $    1       $106        $ 3,040     $ 3,369
                                                  ====      ======       ====        =======     =======
Reserves for accounts with assets at:
   Market value.................................  $ --      $   --       $ --        $42,715     $42,715
   Amortized costs..............................   586       1,075        343             --       2,004
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $586      $1,075       $343        $42,715     $44,719
                                                  ====      ======       ====        =======     =======
By withdrawal characteristics:
   Subject to discretionary withdrawal with MVA.  $586      $  621       $343        $    --     $ 1,550
   At market value..............................    --          --         --         42,632      42,632
                                                  ----      ------       ----        -------     -------
Subtotal........................................   586         621        343         42,632      44,182
Not subject to discretionary withdrawal.........    --         454         --             83         537
                                                  ----      ------       ----        -------     -------
Total reserves..................................  $586      $1,075       $343        $42,715     $44,719
                                                  ====      ======       ====        =======     =======

Reconciliation of Net Transfers to or from Separate Accounts

The following table presents a reconciliation of the net transfers to (from) separate accounts:

                                                                  Years ended December 31,
                                                                 -------------------------
(in millions)                                                      2018     2017     2016
-------------                                                    -------  -------  -------
Transfers to separate accounts.................................. $ 3,373  $ 4,699  $ 3,356
Transfers from separate accounts................................  (4,147)  (3,393)  (3,055)
                                                                 -------  -------  -------
Net transfers to (from) separate accounts.......................    (774)   1,306      301
Reconciling adjustments:
   Deposit-type contracts.......................................      --       --        2
                                                                 -------  -------  -------
Total reconciling adjustments...................................      --       --        2
                                                                 -------  -------  -------
Transfers as reported in the Statutory Statements of Operations. $  (774) $ 1,306  $   303
                                                                 =======  =======  =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

12. RESERVES FOR GUARANTEED POLICY BENEFITS AND ENHANCEMENTS

Variable annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include GMDB that are payable in the event of death, and living benefits that are payable in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Living benefits include guaranteed minimum withdrawal benefits (GMWB) and, to a lesser extent, guaranteed minimum accumulation benefits (GMAB), which are no longer offered. A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both a GMDB and a GMWB. However, a policyholder generally can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e. the features are mutually exclusive. A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

Reserves for GMDB, GMIB and GMWB were included in the VACARVM reserves. Total reserves in excess of basic reserves were $1.3 billion and $910 million at December 31, 2018 and 2017, respectively. The Company chose to record reserves in excess of AG 43 minimum reserves at both December 31, 2018 and 2017, such that the reserves in both periods equal the C3 Phase II Total Asset Requirement level.

GMDB and GMIB

Depending on the product, the GMDB feature may provide a death benefit of either (a) total deposits made to the contract less any partial withdrawals plus a minimum return or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary. GMIB guarantees a minimum level of periodic income payments upon annuitization. GMDB is the Company's most widely offered benefit; variable annuity contracts may also include GMIB to a lesser extent, which is no longer offered.

The net amount at risk, which represents the guaranteed benefit exposure in excess of the current account value if death claims were filed on all contracts related to GMDB, was $2.3 billion and $1.0 billion at December 31, 2018 and 2017, respectively.

GMWB

Certain of the Company's variable annuity contracts offer optional GMWB. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract only through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for lifetime GMWB products, the annuity payments continue as long as the covered person(s) are living.

The net amount at risk for GMWB represents the present value of minimum guaranteed withdrawal payments, in accordance with contract terms, in excess of account value. The net amount at risk related to these guarantees was $185 million and $375 million at December 31, 2018 and 2017, respectively. The Company uses derivative instruments and other financial instruments to mitigate a portion of the exposure that arises from GMWB.

13. PARTICIPATING POLICY CONTRACTS

Participating policy contracts entitle a policyholder to share in earnings through dividend payments. These contracts represented 0.01 percent,
0.01 percent and 0.75 percent of gross insurance in-force at December 31, 2018, 2017 and 2016, respectively. Policyholder dividends for the years ended December 31, 2018 and 2017 were ($13) million, $18 million and $19 million, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

14. PREMIUM AND ANNUITY CONSIDERATION DEFERRED AND UNCOLLECTED

The following table presents the deferred and uncollected insurance premiums and annuity consideration (before deduction for amounts non-admitted):

                                     December 31, 2018 December 31, 2017
                                     ----------------  ----------------
                                              Net of            Net of
              (in millions)          Gross    Loading  Gross    Loading
              -------------          -----    -------  -----    -------
              Ordinary new business. $ (10)    $(10)   $  (4)     $(4)
              Ordinary renewal......  (395)     147     (473)      41
              Group life............     1        1        6        6
                                      -----    ----     -----     ---
              Total................. $(404)    $138    $(471)     $43
                                      =====    ====     =====     ===

15. REINSURANCE

In the ordinary course of business, the Company utilizes internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Long-duration reinsurance is effected principally under yearly renewable term treaties. Pools of highly-rated third party reinsurers are utilized to manage net amounts at risk in excess of retention limits. Reinsurance agreements do not relieve the Company of its direct obligations from its beneficiaries. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. In addition, the Company assumes reinsurance from other insurance companies.

Reinsurance premiums assumed in 2018, 2017 and 2016 were $26 million, $30 million and $33 million, respectively. Reinsurance premiums ceded in 2018, 2017 and 2016 were $25.2 billion, $2.6 billion and $6.1 billion, respectively. Additionally, reserves on reinsurance assumed were $1.4 billion at both December 31, 2018, 2017 and 2016. The reserve credit taken on reinsurance ceded was $23.3 billion, $22.3 billion and $21.2 billion at December 31, 2018, 2017 and 2016, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2018 and 2017, the Company's reinsurance recoverables were
$306 million and $426 million, respectively.

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total revenue collected under the reinsured policies.

The NAIC Model Regulation "Valuation of Life Insurance Policies" (Regulation
XXX) requires U.S. life insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees (ULSGs). In addition, NAIC Actuarial Guideline 38 (Guideline AXXX) clarifies the application of Regulation XXX as to these guarantees, including certain ULSGs. Prior to 2016, the Company managed the capital impact of statutory reserve requirements under Regulation XXX and Guideline AXXX through intercompany reinsurance transactions. Regulation XXX and Guideline AXXX reserves related to new and in-force business (term and universal life) were ceded to the Parent under a coinsurance/modified coinsurance agreement effective January 1, 2011 (the AGC Co/Modco Agreement), prior to the recapture of in-force business effective December 31, 2016. New business is still ceded under this treaty.

In 2018, the AGC Life Co/Modco Agreement increased the Company's pre-tax earnings by $382 million, while in 2017, the AGC Life Co/Modco Agreement increased pre-tax earnings by $289 million. In 2016, the AGC Life Co/Modco Agreement decreased pre-tax earnings by $6.3 billion. The pretax loss from the 2016 recapture was $6.5 billion.

In September 2016, the Company entered into a reinsurance agreement with Hannover Life Reassurance Company of America (Hannover), effective July 1, 2016, under which the Company ceded approximately $5 billion of reserves to Hannover, which included a block of whole life policies on a coinsurance with funds withheld basis and a block of current assumption universal life business on a yearly renewable term basis. This reinsurance agreement released

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

excess statutory capital of approximately $1 billion, which was included in dividends paid ultimately by the Company to AIG in September 2016.

Effective December 31, 2016, the Company recaptured certain term and universal life reserves that had been ceded to AGC Life and concurrently amended the July 1, 2016 reinsurance treaty with Hannover to add this in-force term and guaranteed universal life business on a coinsurance basis and additional universal life on a yearly renewable term basis. The Company ceded approximately $14 billion of such reserves to Hannover under the treaty amendment, which was effective December 31, 2016.

In 2017, the coinsurance reserve was increased as a result of actuarial reserve changes impacting prior periods. The amount of the reserve increase as of January 1, 2017 was $155 million, with the after tax increase of $107 million reported as an adjustment to the Change in Surplus as a Result of Reinsurance.

                                                                         December 31, 2016
                                                           July 1, 2016 -------------------
Increase (Decrease)                                         Cession to            Cession to Net Impact of
(in millions)                                                Hannover   Recapture  Hannover   Reinsurance
-------------------                                        ------------ --------- ---------- -------------
Statement of Admitted Assets, Liabilities and Capital and
  Surplus.................................................
   Deferred and uncollected premium.......................   $   (38)    $    --   $   (764)   $   (802)
   Aggregate reserve for life contracts...................    (5,349)      6,482    (14,266)    (13,133)
   Current federal income taxes due.......................        47      (1,790)     2,501         758
   Funds held under coinsurance...........................     4,492          --      5,482       9,974
                                                             -------     -------   --------    --------
   Total capital and surplus..............................   $   772     $(4,692)  $  5,519    $  1,599
                                                             -------     -------   --------    --------
Statement of Operations...................................
Premiums..................................................   $(5,349)    $15,806   $(14,266)   $ (3,809)
Commissions on reinsurance ceded..........................        47      (6,482)     6,607         172
Reserve adjustments on reinsurance ceded..................        --      (9,324)        --      (9,324)
                                                             -------     -------   --------    --------
Total revenue.............................................    (5,302)         --     (7,659)    (12,961)
Increase in aggregate reserves for life...................    (5,349)      6,482    (14,266)    (13,133)
Federal income tax expense (benefit)......................        47      (1,790)     2,501         758
                                                             -------     -------   --------    --------
Net income................................................   $    --     $(4,692)  $  4,106    $   (586)
                                                             -------     -------   --------    --------
Capital and Surplus Account
Change in surplus as a result of reinsurance..............   $   772     $    --   $  1,413    $  2,185
                                                             -------     -------   --------    --------

In February 2018, the Company and its U.S. life insurance company affiliates, VALIC and USL, each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Fortitude Group Holdings, LLC (Fortitude Holdings) was formed by AIG to act as a holding company for FRL. On November 13, 2018, AIG completed the sale of a
19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. Subsequent to this sale, Fortitude Holdings owns 100 percent of the outstanding common shares of FRL and AIG has an 80.1 percent ownership interest in Fortitude Holdings.

The initial consideration represented the book value of ModCo Assets held by the Company on behalf of FRL and was equal to the ModCo Reserves ceded at the effective date. While there was no net impact from the initial accounting as of the effective date, there was a significant offsetting impact on certain individual line items in the Summary of Operations. Pursuant to the regulatory approval received in February 2018, the Company has reported all of the ceded activity for this Agreement from the effective date (January 1, 2017) through December 31, 2018 in its 2018 Annual Statement.

Total returns on the ModCo Assets subsequent to the effective date inure to the benefit of FRL and are reported with the ModCo reserve adjustments. The Company did not receive a ceding commission at contract inception.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The Company completed its initial settlement with FRL in June 2018 and settles all payable or receivable balances quarterly.

The table below presents the impact of this transaction by line item in the Company's statements of assets, liabilities, surplus and other funds and on the summary of operations:

                                                                     Balance as of
                                                                     December 31,
                                                                         2018
                                                                     -------------
Statutory Statements of Assets, Liabilities and Capital and Surplus
Funds withheld......................................................     $152
                                                                         ----

                                                                                          As of and Year As of and Year
                                                                                              Ended          Ended
Increase (Decrease)                                                             Initial    December 31,   December 31,
(in millions)                                                                  Accounting      2017           2018        Total
-------------------                                                            ---------- -------------- -------------- --------
Statutory Statement of Operations
Premiums and annuity considerations...........................................  $(22,152)    $  (311)       $  (291)    $(22,754)
Commissions and expense allowances............................................        --          57             53          110
Reserve adjustments on reinsurance ceded......................................    22,152      (1,699)        (1,778)      18,675
                                                                                --------     -------        -------     --------
Total revenues................................................................        --      (1,953)        (2,016)      (3,969)
                                                                                --------     -------        -------     --------
Death benefits................................................................        --        (249)          (249)        (498)
Annuity benefits..............................................................        --      (1,040)        (1,019)      (2,059)
Surrender benefits............................................................        --        (131)          (133)        (264)
Other benefits................................................................        --        (164)          (334)        (498)
Other expenses................................................................        --          --             (1)          (1)
                                                                                --------     -------        -------     --------
Total benefits and expenses...................................................        --      (1,584)        (1,736)      (3,320)
                                                                                --------     -------        -------     --------
Net gain from operations before dividends to policyholders and federal income
  taxes                                                                               --        (369)          (280)        (649)
Dividends to policyholders....................................................        --         (13)           (12)         (25)
                                                                                --------     -------        -------     --------
Net gain from operations after dividends to policyholders and before federal
  income taxes                                                                  $     --     $  (356)       $  (268)    $   (624)
                                                                                --------     -------        -------     --------

During 2018, 2017 and 2016, the Company commuted reinsurance treaties with non-affiliated reinsurers, which resulted in increases in the Company's pre-tax earnings of $529 thousand, $500 thousand and $1.7 million, respectively.

The Company has an annuity Co/Modco agreement with an affiliate, AIG Life of Bermuda, Ltd. (AIGB), in which AIGB reinsures certain deferred annuity contracts issued between 2003 and 2007. The agreement is such that the Company retains and controls assets held in relation to the related reserve. As of December 31, 2018 and 2017, the assets and liabilities resulting from the agreement and recorded in the accompanying financial statements were $7.2 billion and $8.1 billion, respectively. In 2018, the Agreement decreased the Company's pre-tax earnings by $1 million and $2 million in 2017 and 2016, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

16. FEDERAL INCOME TAXES

U.S. Tax Reform Overview

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

.. Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete.

.. Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable.

.. If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $1.7 billion attributable to the reduction in the U.S. corporate income tax. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. The Company filed its 2017 consolidated U.S. income tax return and has completed its review of the primary impact of the Tax Act provisions on its deferred taxes. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and has made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Life Insurance Companies

The Tax Act modified computations of insurance reserves for Life insurance companies. Specifically, the Act directs that tax reserves be computed with reference to the NAIC reserves. Adjustments related to the differences in insurance reserves balances computed historically versus under the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to new deferred tax liabilities. At December 31, 2017, the Company recorded a provisional estimate of $499 million with respect to such deferred tax liabilities. This increase in deferred tax liabilities

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

As of December 31, 2018, the Company has completed the review and accounting of the tax reserve computations, and recorded offsetting decreases of $192 million to both deferred tax liabilities and deferred tax assets.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of its deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on its determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed its review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The following table presents the components of the net deferred tax assets and liabilities:

                                             December 31, 2018       December 31, 2017            Change
                                          ----------------------- ----------------------- ----------------------
(in millions)                             Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
-------------                             -------- ------- ------ -------- ------- ------ -------- ------- -----
Gross DTA................................  $1,837  $1,645  $3,482  $1,916  $1,395  $3,311  $ (79)   $250   $ 171
Statutory valuation allowance adjustment.      --     220     220      --      --      --     --     220     220
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Adjusted gross DTA.......................   1,837   1,425   3,262   1,916   1,395   3,311    (79)     30     (49)
DTA non-admitted.........................     928   1,425   2,353     670   1,395   2,065    258      30     288
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Net admitted DTA.........................     909      --     909   1,246      --   1,246   (337)     --    (337)
DTL......................................     392      --     392     557      --     557   (165)     --    (165)
                                           ------  ------  ------  ------  ------  ------  -----    ----   -----
Total....................................  $  517  $   --  $  517  $  689  $   --  $  689  $(172)   $ --   $(172)
                                           ======  ======  ======  ======  ======  ======  =====    ====   =====

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the ordinary and capital DTA admitted assets as the result of the application of SSAP 101:

                                                       December 31, 2018       December 31, 2017            Change
                                                    ----------------------- ----------------------- ----------------------
(in millions)                                       Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
-------------                                       -------- ------- ------ -------- ------- ------ -------- ------- -----
Admission calculation components...................
SSAP 101
   Federal income taxes paid in prior years
     recoverable through loss carry backs..........   $ --     $--   $   --  $   --    $--   $   --  $  --     $--   $  --
   Adjusted gross DTA expected to be realized
     (excluding amount of DTA from above) after
     application of the threshold limitation.......    517      --      517     689     --      689   (172)     --    (172)
       1. Adjusted gross DTA expected to be
         realized following the reporting date.....    517      --      517     689     --      689   (172)     --    (172)
       2. Adjusted gross DTA allowed per
         limitation threshold......................     --      --    1,114      --     --    1,301     --      --    (187)
   Adjusted gross DTA (excluding the amount of
     DTA from above) offset by gross DTL...........    392      --      392     557     --      557   (165)     --    (165)
                                                      ----     ---   ------  ------    ---   ------  -----     ---   -----
DTA admitted as the result of application of SSAP
  101..............................................   $909     $--   $  909  $1,246    $--   $1,246  $(337)    $--   $(337)
                                                      ====     ===   ======  ======    ===   ======  =====     ===   =====

The following table presents the ratio percentage and amount of adjusted capital to determine the recovery period and threshold limitation amount:

                                                                                Years ended
                                                                               December 31,
                                                                              --------------
($ in millions)                                                                2018    2017
---------------                                                               ------  ------
Ratio percentage used to determine recovery period and threshold limitation
  amount.....................................................................    738%    869%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation amount................................................ $7,423  $8,676
                                                                              ======  ======

The Company has no tax planning strategies used in the determination of adjusted gross DTA's or net admitted DTA's.

The Company's planning strategy does not include the use of reinsurance.

The Company is not aware of any significant DTLs that are not recognized in the statutory financial statements.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following tables present the major components of the current income tax expense and net deferred tax assets (liabilities):

                                                        Years Ended December 31,
                                                        ------------------------
   (in millions)                                        2018     2017     2016
   -------------                                        ----    ------   ------
   Current income tax expense..........................
      Federal.......................................... $513    $1,025   $1,182
      Foreign..........................................   --        --       --
                                                         ----   ------   ------
      Subtotal.........................................  513     1,025    1,182
      Federal income tax on net capital gains (losses).  (88)     (433)     279
                                                         ----   ------   ------
      Federal income tax incurred...................... $425    $  592   $1,461
                                                         ====   ======   ======

                                                                                    Years Ended
                                                                                   December 31,
                                                                                   -------------
(in millions)                                                                       2018   2017  Change
-------------                                                                      ------ ------ ------
Deferred tax assets:
   Ordinary:
       Policyholder reserves...................................................... $  812 $  959 $(147)
       Investments................................................................     50     70   (20)
       Deferred acquisition costs.................................................    366    366    --
       Fixed assets...............................................................    373    282    91
       Compensation and benefits accrual..........................................     41      3    38
       Tax credit carryforward....................................................    151    160    (9)
       Other (including items less than 5% of total ordinary tax assets)..........     44     76   (32)
                                                                                   ------ ------ -----
       Subtotal...................................................................  1,837  1,916   (79)
       Statutory valuation allowance adjustment...................................     --     --    --
       Non-admitted...............................................................    928    670   258
                                                                                   ------ ------ -----
       Admitted ordinary deferred tax assets......................................    909  1,246  (337)
                                                                                   ------ ------ -----
Capital:
       Investments................................................................  1,645  1,395   250
                                                                                   ------ ------ -----
       Subtotal...................................................................  1,645  1,395   250
   Statutory valuation allowance adjustment.......................................    220     --   220
   Non-admitted...................................................................  1,425  1,395    30
                                                                                   ------ ------ -----
   Admitted capital deferred tax assets...........................................     --     --    --
                                                                                   ------ ------ -----
Admitted deferred tax assets......................................................    909  1,246  (337)
                                                                                   ------ ------ -----
Deferred tax liabilities:
   Ordinary:
       Deferred and uncollected premium...........................................     78     58    20
       Policyholder reserves......................................................    269    499  (230)
       Other (including items less than 5% of total ordinary tax liabilities).....     45     --    45
                                                                                   ------ ------ -----
       Subtotal...................................................................    392    557  (165)
                                                                                   ------ ------ -----
Capital:
       Other (including items less than 5% of total capital tax liabilities)......     --     --    --
                                                                                   ------ ------ -----
       Subtotal...................................................................     --     --    --
                                                                                   ------ ------ -----
Deferred tax liabilities..........................................................    392    557  (165)
                                                                                   ------ ------ -----
Net deferred tax assets (liabilities)............................................. $  517 $  689 $(172)
                                                                                   ------ ------ -----

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus):

                                                 Years Ended
                                                December 31,
                                                -------------
            (in millions)                        2018   2017  Change
            -------------                       ------ ------ ------
            Total adjusted deferred tax assets. $3,262 $3,311 $ (49)
            Total deferred tax liabilities.....    392    557  (165)
                                                ------ ------ -----
            Net adjusted deferred tax assets... $2,870 $2,754   116
                                                ====== ======
            Tax effect of unrealized gains
              (losses).........................                 (93)
            Transfer of deferred item to
              subsidiary.......................                   1
                                                              -----
            Change in net deferred income tax..               $  24
                                                              =====

The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents the significant items causing this difference:

                                            December 31, 2018 December 31, 2017 December 31, 2016
                                            ---------------   ----------------  ----------------
                                                    Effective         Effective         Effective
(in millions)                               Amount  Tax Rate  Amount  Tax Rate  Amount  Tax Rate
-------------                               ------  --------- ------  --------- ------  ---------
Income tax expense at applicable rate......  $208     21.0%   $  465     35.0%  $1,028     35.0%
Change in valuation adjustment.............   220     22.2      (366)   (27.6)    (554)   (18.9)
Amortization of interest maintenance
  reserve..................................   (30)    (3.0)      (43)    (3.3)     (35)    (1.2)
Disregarded entities.......................    20      2.1        23      1.8       67      2.3
Dividends received deduction...............   (20)    (2.1)      (47)    (3.6)     (69)    (2.3)
Change in non-admitted assets..............   (13)    (1.3)       (1)    (0.1)      10      0.4
Surplus adjustments........................     8      0.8        (3)    (0.2)     (15)    (0.5)
Prior year return true-ups and adjustments.     7      0.7       (32)    (2.4)     (29)    (1.0)
Other permanent adjustments................     1      0.1         9      0.7        7      0.3
Impact of Tax Act..........................    --       --     1,836    138.3       --       --
Reinsurance................................    --       --        37      2.8      765     26.0
Gain on sale of subsidiaries...............    --       --        --       --      (22)    (0.8)
Separate account income....................    --       --        --       --       18      0.6
                                             ----     ----    ------    -----   ------    -----
Statutory income tax expense (benefit).....  $401     40.5%   $1,878    141.4%  $1,171     39.9%
                                             ====     ====    ======    =====   ======    =====
Federal income taxes incurred..............  $425     42.9%   $  592     44.6%  $1,461     49.8%
Change in net deferred income taxes........   (24)    (2.4)    1,286     96.8     (290)    (9.9)
                                             ----     ----    ------    -----   ------    -----
Statutory income tax expense...............  $401     40.5%   $1,878    141.4%  $1,171     39.9%
                                             ====     ====    ======    =====   ======    =====

At December 31, 2018, the Company had the following foreign tax credits carryforwards:

                             (in millions)
                             -------------
                             Year Expires   Amount
                             ------------   ------
                                2019.......  $ 4
                                2020.......    8
                                2021.......    8
                                2022.......    7
                                2023.......    1
                                2024.......    1
                                             ---
                                Total......  $29
                                             ===

At December 31, 2018, the Company had no operating loss carryforwards or capital loss carryforwards.

At December 31, 2018, the Company had an alternative minimum tax credit of $6 million.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

At December 31, 2018, the Company had the following general business credit carryforwards:

                             (in millions)
                             -------------
                             Year Expires   Amount
                             ------------   ------
                                2025.......  $  9
                                2026.......     9
                                2027.......    13
                                2028.......    13
                                2029.......    19
                                2030.......    38
                                2031.......     7
                                2032.......     8
                                             ----
                                Total......  $116
                                             ====

At December 31, 2018, the Company had $273 thousand in charitable contribution carryforwards, which expire in 2021.

The following table presents income tax incurred that is available for recoupment in the event of future net losses:

                             (in millions)
                             -------------
                             December 31,   Capital
                             ------------   -------
                                2016.......  $202
                                2017.......   198
                                2018.......    13
                                             ----
                                Total......  $413
                                             ====

In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 101, the Company assessed its ability to realize DTAs of $3.5 billion and concluded that a valuation allowance of $220 million was required at December 31, 2018. Similarly, the Company concluded that no valuation allowance was required on the DTAs of $3.3 billion at December 31, 2017.

The Company had no deposits admitted under Internal Revenue Code Section 6603.

The Company joins in the filing of a consolidated federal income tax return with AIG Parent.

The Company has a written agreement with AIG Parent under which each subsidiary agrees to pay AIG Parent an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

The following table presents a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties:

                                                              Years Ended
                                                              December 31,
                                                              -----------
        (in millions)                                         2018   2017
        -------------                                         ----   ----
        Gross unrecognized tax benefits at beginning of year. $16    $22
           Increases in tax position for prior years.........   1     --
           Decreases in tax position for prior years.........  --     (6)
                                                              ---    ---
        Gross unrecognized tax benefits at end of year....... $17    $16
                                                              ===    ===

As of December 31, 2018 and 2017, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $17 million and $16 million respectively.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 31, 2018 and 2017, the Company had accrued liabilities of $5.7 million and $4 million, respectively, for the payment of

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

interest (net of the federal benefit) and penalties. In both 2018 & 2017, the Company recognized expense of less than $1 million interest (net of the federal benefit) and penalties. In 2016, the Company recognized income of $3 million of interest (net of the federal benefit) and penalties.

The Company regularly evaluates proposed adjustments by taxing authorities. At December 31, 2018, such proposed adjustments would not have resulted in a material change to the Company's financial condition, although it is possible that the effect could be material to the Company's results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months, based on the information currently available, the Company does not expect any change to be material to its financial condition.

The Company is currently under Internal Revenue Service (IRS) examinations for the taxable years 2007-2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2018 remain subject to examination by major tax jurisdictions.

17. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized, and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2018, the Company exceeded RBC requirements that would require any regulatory action.

Dividends that the Company may pay to the Parent in any year without prior approval of the TDI are limited by statute. The maximum amount of dividends in a 12-month period, measured retrospectively from the date of payment, which the Company can pay without the Company obtaining the prior approval of the TDI is limited to the greater of: (1) 10 percent of the Company's statutory surplus as regards to policyholders at the preceding December 31; or (2) the preceding year's statutory net gain from operations. Additionally, unless prior approval of the TDI is obtained, dividends can only be paid out of the Company's unassigned surplus. Subject to the TDI requirements, the maximum dividend payout that may be made in 2019 without prior approval of the TDI is $906 million. Dividend payments in excess of positive retained earnings are classified and reported as a return of capital.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Dividends are paid as determined by the Board of Directors and are noncumulative. The following table presents the dividends paid by the Company during 2018, 2017 and 2016:

                                                                     Amount
            Date                     Type        Cash or Non-cash (in millions)
            ----                     ----        ---------------- -------------
2018
   March 27, 2018.............   Extraordinary         Cash          $  337
   June 26, 2018..............   Extraordinary         Cash             680
   September 24, 2018.........   Extraordinary         Cash             680
2017
   March 30, 2017.............   Extraordinary         Cash          $  452
   March 30, 2017.............   Extraordinary       Non-Cash           482
   March 30, 2017............. Return of Capital       Cash             178
   June 29, 2017..............   Extraordinary         Cash             538
   September 28, 2017.........   Extraordinary         Cash              50
   December 26, 2017..........   Extraordinary         Cash             200
2016
   March 28, 2016.............     Ordinary            Cash          $   80
   March 28, 2016.............     Ordinary          Non-Cash           420
   June 28, 2016.............. Return of Capital       Cash             233
   June 28, 2016..............   Extraordinary         Cash             288
   September 27, 2016.........   Extraordinary       Non-Cash         1,154
   September 27, 2016.........   Extraordinary         Cash              23
   September 28, 2016.........   Extraordinary         Cash             267
   September 28, 2016......... Return of Capital       Cash             318
   December 27, 2016..........   Extraordinary       Non-Cash           497
   December 27, 2016.......... Return of Capital     Non-Cash            85
   December 28, 2016..........   Extraordinary         Cash              11

The Company's cumulative preferred stock has an $80 dividend rate and is redeemable at $1,000 per share. The holder of this stock, the Parent, is entitled to one vote per share.

18. RETIREMENT PLANS AND SHARE-BASED AND DEFERRED COMPENSATION PLANS

The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

Employee Retirement Plan

The Company's employees participate in various AIG Parent-sponsored defined benefit pension and postretirement plans. AIG Parent, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG Parent's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG Parent and its subsidiaries.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents information about employee-related costs (expense credits) allocated to the Company:

                                                              Years ended
                                                             December 31,
                                                            ---------------
    (in millions)                                           2018  2017 2016
    -------------                                           ----  ---- ----
    Defined benefit plans.................................. $(12)  $2  $20
    Postretirement medical and life insurance plans........    1    2    2
                                                            ----   --  ---
    Total.................................................. $(11)  $4  $22
                                                            ====   ==  ===

Defined Contribution Plan

AIG Parent sponsors a 401(k) plan which provides for pre-tax salary reduction contributions by its U.S. employees. The Company made matching contributions of 100 percent of the first six percent of participant contributions, subject to IRS-imposed limitations.

Effective January 1, 2016, AIG Parent provides participants in the plan an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the IRS-imposed limitations.

The Company's pre-tax expense associated with this plan was $27 million, $26 million and $28 million in 2018, 2017 and 2016, respectively.

Share-based and Deferred Compensation Plans

During 2016 and 2015, certain Company employees were granted performance share units under the AIG Parent 2013 Long Term Incentive Plan that provide them the opportunity to receive shares of AIG Parent common stock based on AIG Parent achieving specified performance goals at the end of a three-year performance period and the employee satisfies service requirements. The Company recognized compensation expense of $28 million, $33 million and $20 million for awards granted in 2018, 2017 and 2016, respectively.

Prior to 2013, some of the Company's officers and key employees were granted restricted stock units and stock appreciation rights that provide for cash settlement linked to the value of AIG Parent common stock if certain requirements were met. The Company did not recognize any expense for unsettled awards during 2018, 2017 and 2016.

19. DEBT

The Company is a member of the Federal Home Loan Bank (FHLB) of Dallas. The Company's interest in the stock of FHLB of San Francisco was redeemed on March 24, 2016.

Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of liquidity or for other uses deemed appropriate by management. The Company's ownership in the FHLB stock is reported as common stock. Pursuant to the membership terms, the Company elected to pledge such stock to the FHLB as collateral for the Company's obligations under agreements entered into with the FHLB.

Cash advances obtained from the FHLB are reported in and accounted for as borrowed money. The Company may periodically obtain cash advances on a same-day basis, up to a limit determined by management and applicable laws. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. To provide adequate collateral for potential advances, the Company has pledged securities to the FHLB in excess of outstanding borrowings. Upon any event of default by the Company, the recovery by the FHLB would generally be limited to the amount of the Company's liability under advances borrowed.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the aggregate carrying value of stock held with the FHLB of Dallas and the classification of the stock:

                                                                                           December 31,
                                                                                           -------------
(in millions)                                                                               2018   2017
-------------                                                                              ------ ------
Membership stock - Class B................................................................ $    7 $    7
Activity stock............................................................................    129     25
Excess stock..............................................................................      2      6
                                                                                           ------ ------
Total..................................................................................... $  138 $   38
                                                                                           ====== ======
Actual or estimated borrowing capacity as determined by the insurer....................... $4,928 $7,039
                                                                                           ====== ======

The Company did not hold any Class A at December 31, 2018 or 2017.

The following table presents the amount of collateral pledged, including FHLB common stock held, to secure advances from the FHLB:

                                                         December 31, 2018    December 31, 2017
                                                        -------------------- --------------------
                                                        Amortized            Amortized
(in millions)                                             Cost    Fair Value   Cost    Fair Value
-------------                                           --------- ---------- --------- ----------
Amount pledged.........................................  $3,851     $3,833    $1,042     $1,067
Maximum amount pledged during reporting period.........   4,389      4,349     1,310      1,352
                                                         ======     ======    ======     ======

The Company's borrowing capacity determined quarterly based upon the borrowing limit imposed by statute in the state of domicile.

The following table presents the outstanding funding agreements and maximum borrowings from the FHLB:

                                                             December 31,
                                                             -------------
     (in millions)                                            2018   2017
     -------------                                           ------ ------
     Amount outstanding..................................... $3,148 $  606
     Maximum amount borrowed during reporting period........ $3,323 $1,005
                                                             ------ ------

   . While the funding agreements are presented herein to show all amounts received from FHLB, the funding agreements are treated as deposit-type contracts, consistent with the other funding agreements for which the Company's intent is to earn a spread and not to fund operations. The Company had no debt outstanding with the FHLB at December 31, 2018 or 2017.

The following table reflects the principal amounts of the funding agreements issued to the FHLB:

       (in millions)
       -------------
       Funding Agreements                       Date Issued       Amounts
       ------------------                       ----------------- -------
       10-year floating rate................... February 15, 2018 $1,148
       10-year floating rate................... February 15, 2018  1,277
       10-year floating rate................... February 15, 2018    175
       10-year floating rate................... February 6, 2018      87
       10-year floating rate................... January 25, 2018      31
       10-year floating rate................... January 13, 2017      57
       10-year floating rate................... February 1, 2017      67
       7-year floating rate.................... May 24, 2017          52
       10-year floating rate................... July 20, 2016        254

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


20. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had commitments to provide funding to various limited partnerships totaling $2.4 billion and $763 million at December 31, 2018 and 2017, respectively. The commitments to invest in limited partnerships and other funds may be called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2018, $744 million are currently expected to expire in 2019, and the remainder by 2020 based on the expected life cycle of the related funds and the Company's historical funding trends for such commitments.

At December 31, 2018 and 2017, the Company had $1.3 billion and $1.1 billion, respectively, of outstanding commitments related to various funding obligations associated with its investments in commercial mortgage loans. Of the total current commitments, $659 million are expected to expire in 2019 and the remainder by 2033, based on the expected life cycle of the related loans and the Company's historical funding trends for such commitments.

The Company has various long-term, noncancelable operating leases, primarily for office space and equipment, which expire at various dates over the next several years. At December 31, 2018, the future minimum lease payments under the operating leases are as follows:

                  (in millions)
                  -------------
                  2019.................................... $16
                  2020....................................  16
                  2021....................................  16
                  2022....................................  20
                  2023....................................  12
                  Remaining years after 2023..............  17
                                                           ---
                  Total................................... $97
                                                           ===

Rent expense was $17 million, $20 million and $22 million in 2018, 2017 and 2016, respectively.

Contingencies

Legal Matters

Various lawsuits against the Company have arisen in the ordinary course of business. The Company believes it is unlikely that contingent liabilities arising from such lawsuits will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Regulatory Matters

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

The Company had accrued $40 million for these guarantee fund assessments at both December 31, 2018 and 2017, respectively. The Company has recorded receivables of $34 million at both December 31, 2018 and 2017, for expected recoveries against the payment of future premium taxes.

During 1997 and 1998, the Company participated in a workers' compensation underwriting pool with a third party insurance company. Both companies share equally in the pool. Collectively, the workers' compensation business is assumed from over 50 ceding companies and retro-ceded to 15 programs. The business covers risks primarily from the 1997 and 1998 underwriting years but also includes risk from the 1996 underwriting year. There were no reinsurance recoverables on claim liabilities and reserves included in these financial statements related to the workers' compensation business at both December 31, 2018 and 2017. While not included in these statutory financial statements, the Company is contingently liable for losses incurred by its 50 percent pool participant should that third party become insolvent or otherwise unable to meet its obligations under the pool agreement.

At December 31, 2018 and 2017, the Company had admitted assets of $142 million and $48 million, respectively, in premiums receivable due from policyholders (or agents). The Company routinely evaluates the collectability of these receivables. Based upon Company experience, the potential for any loss is not believed to be material to the Company's financial condition.

During 2018 and 2017, the Company wrote accident and health insurance premiums that were subject to the risk-sharing provisions of the Affordable Care Act
(ACA). However, the Company had no balances for the risk corridors program due to exclusion from the program. There was no financial impact of risk-sharing provisions on assets, liabilities or operations, related to the Permanent ACA Risk Adjustment Program. In addition, there was no financial impact of risk-sharing provisions on assets and liabilities related to the Transitional ACA Reinsurance Program. Under this program, the Company has recorded an insignificant amount in reinsurance recoveries due to ACA Reinsurance payments.

Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations, and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations, investigations, or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company provides products and services that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Plans subject to ERISA include certain pension and profit sharing plans and welfare plans, including health, life and disability plans. As a result, the Company's activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and that, fiduciaries may not cause a covered plan to engage in certain prohibited transactions.

The SEC, federal and state lawmakers and state insurance regulators continue their efforts at evaluating what is an appropriate regulatory framework around a standard of care for the sale of investment products and services. For example, on April 18, 2018, the SEC proposed a package of rulemakings and interpretations designed to address the standard of care issues and the transparency of retail investors' relationships with investment advisors and broker-dealers. Additionally, on July 18, 2018, the New York State Department of Financial Services adopted a best interest standard of care regulation applicable to annuity and life transactions through issuance of the First Amendment to Insurance Regulation 187 - Suitability and Best Interests in Life Insurance and Annuity Transactions (Regulation 187). The compliance date for Regulation 187 is August 1, 2019 for annuity products and February 1, 2020 for life products. As amended, Regulation 187 requires producers to act in their client's best interest when making point-of-sale and inforce recommendations, and provide in writing the basis for the recommendation, as well as the facts and analysis to support the recommendation. The amended regulation also imposes additional duties on life insurance companies in relation to these transactions, such as requiring insurers to establish and maintain procedures designed to prevent

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

financial exploitation and abuse. The Company will implement and enhance processes and procedures, where needed, to comply with this regulation. Other states, such as Nevada, Maryland and New Jersey, have also proposed similar standard of care regulations applicable to insurance producers and/or insurance companies. The Company continues to closely follow these proposals and other relevant federal and state-level regulatory and legislative developments in this area. While management cannot predict the long-term impact of these developments on the Company's businesses, the Company believes its diverse product offerings and distribution relationships position the Company to compete effectively in this evolving marketplace.

Business Interruption Insurance Recoveries

In 2017, the Company recorded $6 million in business interruption insurance recoveries related to the flooding and property damage that occurred at the Company's main administrative office located in Houston, Texas. In August 2017, Hurricane Harvey made landfall in Texas and Louisiana causing widespread flooding and property damage in various southern counties within the region. The recoveries were included within aggregate write-ins for miscellaneous income on the Summary of Operations.

21. RELATED PARTY TRANSACTIONS

Events Related to AIG Parent

AIG Parent formed Fortitude Group Holdings, LLC (Fortitude Holdings) to act as a holding company for Fortitude Re. On November 13, 2018, AIG Parent completed the sale of a 19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. (Carlyle) (the Fortitude Re Closing). Fortitude Holdings owns 100 percent of the outstanding common shares of Fortitude Re and AIG Parent has an
80.1 percent ownership interest in Fortitude Holdings. In connection with the sale, AIG Parent agreed to certain investment commitment targets into various Carlyle strategies and to certain minimum investment management fee payments within thirty-six months following the Fortitude Re Closing. AIG Parent also will be required to pay a proportionate amount of an agreed make-whole fee to the extent AIG Parent fails to satisfy such investment commitment targets. In connection with the Fortitude Re Closing, the Company's insurance company subsidiaries, VALIC and USL, have each also entered into an investment management agreement with a Carlyle affiliate pursuant to which such subsidiary retained the Carlyle affiliate to manage certain assets in its general account investment portfolio.

On September 25, 2017, AIG Parent announced organizational changes designed to position AIG Parent a growing, more profitable insurer that is focused on underwriting excellence. In the fourth quarter of 2017, AIG Parent finalized its plan to reorganize its operating model. Commercial Insurance and Consumer Insurance segments transitioned to General Insurance and Life and Retirement, respectively. AIG Parent's core businesses include General Insurance, Life and Retirement and Other Operations. General Insurance consists of two operating segments - North America and International. Life and Retirement consists of four operating segments - Individual Retirement, Group Retirement, Life Insurance and Institutional Markets. Blackboard U.S. Holdings, Inc. (Blackboard), AIG Parent's technology-driven subsidiary, is reported within Other Operations. AIG Parent also reports a Legacy Portfolio consisting of run-off insurance lines and legacy investments, which are considered non-core.

AIG Parent continues to execute initiatives focused on organizational simplification, operational efficiency, and business rationalization. In keeping with AIG's broad and ongoing efforts to transform for long-term competitiveness, AIG Parent recognized restructuring costs of $395 million, $413 million and $694 million of pre-tax restructuring and other costs in 2018, 2017 and 2016, respectively, primarily comprised of employee severance charges.

Additional information on AIG Parent is publicly available in AIG Parent's regulatory filings with the SEC, which can be found at www.sec.gov. Information regarding AIG Parent as described herein is qualified by regulatory filings AIG Parent files from time to time with the SEC.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Selkirk Transactions

During 2013 and 2014, the Company entered into securitization transactions in which portfolios of the Company's commercial mortgage loans were transferred to special purpose entities, with the Company retaining a significant beneficial interest in the securitized loans. As consideration for the transferred loans, the Company received beneficial interests in certain special purpose entities and cash proceeds from the securitized notes issued to third party investors by other special purpose entities. The transfer was accounted for as a sale and the Company derecognized the commercial mortgage loans transferred. The beneficial interests in loan-backed and structured securities and equity interests received by the Company were initially recognized at fair value as unaffiliated investments, as these securities are non-recourse to the issuer, and interest and principal payments are dependent upon the cash flows from the underlying unaffiliated mortgage loans.

Lighthouse VI

During 2013, the Company, along with an affiliate, executed three transactions in which a portfolio of securities was, in each transaction, transferred into a newly established Common Trust Fund (CTF) in exchange for proportionate interests in all assets within each CTF as evidenced by specific securities controlled by and included within the Company's Representative Security Account
(RSA).

In each transaction, a portion of the Company's securities were transferred to the RSA of the affiliate, VALIC, in exchange for other VALIC securities.

During 2015, the Company transferred securities to two separate CTFs, of which 20% were then transferred to the RSA of VALIC. The transfer was accounted for as a sale by the Company to VALIC. The remaining 80% of the securities were transferred to the Company's RSA.

Ambrose

During 2013 and 2014, the Company entered into securitization transactions in which the Company transferred portfolios of high grade corporate securities, and structured securities acquired from AIG, to newly formed special purpose entities (the Ambrose entities). As consideration for the transferred securities, the Company received beneficial interests in tranches of structured securities issued by each Ambrose entity. These structured securities were designed to closely replicate the interest and principal amortization payments of the transferred securities.

The Ambrose entities received capital commitments from a non-U.S. subsidiary of AIG, which are guaranteed by AIG. Pursuant to these capital commitments, the promissor will contribute funds to the respective Ambrose entity upon demand.

These capital commitments received by the Ambrose entities range from $300 million to $400 million per entity.

American Home and National Union Guarantees

The Company has a General Guarantee Agreement with American Home Assurance Company (American Home), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed insurance policies the Company issued between March 3, 2003 and December 29, 2006.

The Company, as successor-in-interest to American General Life and Accident Insurance Company (AGLA) has a General Guarantee Agreement with American Home. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed policies of insurance issued by AGLA between March 3, 2003 and September 30, 2010.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company, as successor-in-interest to SunAmerica Annuity and Life Assurance Company (SAAL) and SunAmerica Life Insurance Company (SALIC) has a General Guarantee Agreement with American Home. Pursuant to the terms of this agreement, American Home has unconditionally and irrevocably guaranteed policies of insurance issued by SAAL and SALIC between January 4, 1999 and December 29, 2006.

The Company, as successor-in-interest to American General Life Insurance Company of Delaware, formerly known as AIG Life Insurance Company (AIG Life), has a General Guarantee Agreement with National Union Fire Insurance Company of Pittsburg, Pa. (National Union), an indirect wholly owned subsidiary of AIG Parent. Pursuant to the terms of this agreement, National Union has unconditionally and irrevocably guaranteed insurance policies issued by AIG Life between July 13, 1998 and April 30, 2010.

American Home's and National Union's audited statutory financial statements are filed with the SEC in the Company's registration statements for variable products that are subject to the Guarantees.

Cut-Through Agreement

The Company and AIG Life of Bermuda, Ltd. ("AIGB") entered into a Cut-through Agreement in which insureds, their beneficiaries and owners were granted a direct right of action against the Company in the event AIGB becomes insolvent or otherwise cannot or refuses to perform its obligations under certain life insurance policies issued by AIGB. The Cut-through Agreement was approved by the TDI. The amount of the retained liability on AIGB's books related to this agreement was approximately $330,000 and $355,000 at December 31, 2018 and 2017, respectively. The Company believes the probability of loss under this agreement is remote. No liability has been recognized in relation to this guarantee due to immateriality.

Affiliate Transactions

The Company purchases or sells securities, at fair market value, to or from affiliates in the ordinary course of business.

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIG Global Real Estate Investment Corp. (including its investment management affiliates, "AIGGRE"), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018. In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $288 million (representing an approximately 24% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $150.8 million) and cash (approximately $41.7 million). In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $675 million (representing approximately 25% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments with an aggregate fair value of approximately $527.4 million and received a cash payment from the fund of approximately $7.4 million. Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $189.1 million (representing an approximately 29% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments with an aggregate fair value of approximately
$143 million and received a cash payment from the fund of approximately
$18.9 million.

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I were approximately $94.9 million, $145.5 million and $86 million, respectively.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


In February 2018, the Company executed a Modified Coinsurance (ModCo) Agreement with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), an AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. See Note 15 for additional information regarding this reinsurance transaction.

In October 2017, the Company's subsidiary, AIG Home Loan 2, transferred a portfolio of U.S. residential mortgage loans with a carrying value of $410 million to a newly formed special purpose vehicle. The transaction involved securitization of the transferred loans and the special purpose vehicle issued residential mortgage-backed securities. The residential mortgage-backed securities purchased by the Company from the special purpose vehicle are accounted for as non-affiliated securities and are valued and reported in accordance with the designation assigned by the NAIC Securities Valuation Office and SSAP 43 - Revised - Loan-Backed and Structured Securities.

In May 2017, the Company's wholly owned subsidiary, AIG Home Loan 2, LLC, transferred certain residential mortgage loans (RMLs) to the Company as a return of capital distribution. The RMLs were recorded by the Company in the amount of $1.5 billion, which was the loans' adjusted carrying value at the time of transfer. Prior to the transfer, the RMLs were indirectly owned by the Company through its investment in AIG Home Loan 2, LLC, which was reported on Schedule BA. After the transfer, the RMLs are directly owned by the Company and reported as Schedule B assets.

In February 2017, the Company purchased commercial mortgage loans from certain affiliated AIG domestic property casualty insurance companies for initial cash consideration totaling approximately $843 million, based on the outstanding principal balance of each loan, which was ultimately trued up to fair value based on underlying property appraisals and valuations.

In January and February 2017, the Company purchased investment grade private placement bonds from certain affiliated AIG domestic property casualty insurance companies, at fair market value, for cash consideration totaling approximately $425 million.

During 2016, the Company transferred certain hedge fund and private equity investments at fair market value to American Home, in exchange for cash and marketable securities totaling approximately $284 million as part of an initiative to improve asset-liability management in AIG Parent's domestic life and property casualty insurance companies.

Financing Agreements

On January 1, 2015, the Company and certain of its affiliates entered into a revolving loan facility with AIG Parent, in which the Company and each such affiliate can borrow monies from AIG Parent subject to certain terms and conditions. Principal amounts borrowed under this facility may be repaid and re-borrowed, in whole or in part, from time to time, without penalty. However, the total aggregate amount of loans borrowed by all borrowers under the facility cannot exceed $500 million. The loan facility also sets forth individual borrowing limits for each borrower, with the Company's maximum borrowing limit being $500 million.

At both December 31, 2018 and 2017, the Company did not have notes payable balance outstanding under this facility.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Investments in Subsidiary, Controlled and Affiliated

The following table presents information regarding the Company's investments in non-insurance SCA entities as of December 31, 2018:

                                                   Gross  Non-admitted Admitted Asset
(in millions)                                      Amount    Amount        Amount     Date of NAIC Filing
-------------                                      ------ ------------ -------------- -------------------
AIG Inc........................................... $    4     $ --          $  4             7/27/2018
AIG Direct - SER B................................      3        3            --                    NA
AIG Direct - SER A................................      3        3            --                    NA
AIG Direct - NON VOTING...........................      1        1            --                    NA
UG Corp COM.......................................      2        2            --                    NA
AGL Assignment Co LLC.............................      5        5            --                    NA
AGLIC INVESTMENTS BERMUDA LTD.....................    105       --           105        Not Applicable
AIG Home Loan 2, LLC..............................     80       --            80        Not Applicable
SunAmerica Affordable Housing LLC.................    682       --           682        Not Applicable
SunAmerica Asset Management LLC...................    123      123            --        Not Applicable
Selkirk No. 1 Investments.........................     13       --            13        Not Applicable
Selkirk No. 3A Investments........................      5       --             5        Not Applicable
                                                   ------     ----          ----
Total............................................. $1,026     $137          $889
                                                   ======     ====          ====

Operating Agreements

The Company's short-term investments included investments in a Liquidity Pool, which are funds managed by an affiliate, AIG Capital Management Corporation, in the amount of $261 million and $215 million at December 31, 2018 and 2017, respectively.

Pursuant to service and expense agreements, AIG and affiliates provide, or cause to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. In all cases, billed amounts pursuant to these agreements do not exceed the cost to AIG or the affiliate providing the service. The Company was charged $97 million and $86 million, as part of the cost sharing expenses attributed to the Company but incurred by AIG and affiliates in 2018 and 2017, respectively. The Company is also party to several other service and/or cost sharing agreements with its affiliates. The Company was charged $106 million, $114 million and $109 million under such agreements for expenses attributed to the Company but incurred by affiliates in 2018, 2017 and 2016, respectively.

Pursuant to an amended and restated investment advisory agreement, the majority of the Company's invested assets are managed by an affiliate. The investment management fees incurred were $104 million in 2018 and $103 million in 2017 and 2016, respectively.

The majority of the Company's Swap agreements are entered into with an affiliated counterparty, AIG Markets, Inc. (See Note 7).

Other

The Company engages in structured settlement transactions, certain of which involve affiliated property and casualty insurance companies that are subsidiaries of AIG Parent. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity issued by the Company for the ultimate benefit of the claimant. In certain structured settlement arrangements, the affiliated property and casualty insurance company remains contingently liable for the payments to the claimant.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

22. SUBSEQUENT EVENTS

Management considers events or transactions that occur after the reporting date, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. The Company has evaluated subsequent events through April 22, 2019, the date the financial statements were issued.

In January 2019, AGL and several of its U.S. insurance company affiliates established AIGGRE U.S. Real Estate Fund III, LP ("U.S. Fund III"), a real estate investment fund managed by AIGGRE. At the closing of U.S. Fund III on January 2, 2019, the Company made a capital commitment to the fund of up to $655 million, which represents approximately 43.7% equity interests in the fund. In connection with the closing of U.S. Fund III, the Company contributed to the fund its interests in certain real estate equity investments with an aggregate fair value of approximately $142.5 million and received a cash payment of approximately $39 million. The Company's unfunded capital commitment to U.S. Fund III at January 2, 2019 upon the closing of U.S. Fund III was approximately $551.4 million.

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

23. LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS AND STRUCTURED NOTES
HOLDINGS

LBaSS

The following table presents the LBaSS held by the Company at December 31, 2018 for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

(in thousands)
                 Amortized
                   Cost     Present                                    Date of
                  Before   Value of                                   Financial
                  Current  Projected            Amortized  Fair Value Statement
                  Period     Cash    Recognized Cost After at Time of   Where
CUSIP              OTTI      Flows      OTTI       OTTI       OTTI    Reported
-----            --------- --------- ---------- ---------- ---------- ----------
02660LAB6....... $  8,229  $  7,963    $  266    $  7,963   $  7,428  03/31/2018
75114NAA2.......    5,616     5,421       195       5,421      5,127  03/31/2018
17307G2Z0.......    3,252     3,212        40       3,212      3,133  03/31/2018
02660KAA0.......   15,540    14,921       619      14,921     14,648  03/31/2018
94985JBP4.......    1,979     1,880        99       1,880      1,816  03/31/2018
02147HAD4.......    7,479     7,213       266       7,213      7,069  03/31/2018
761118WQ7.......    8,639     8,277       362       8,277      7,559  03/31/2018
02147HAF9.......    3,920     3,855        65       3,855      3,808  03/31/2018
93934FNJ7.......   20,785    20,473       312      20,473     18,745  03/31/2018
59020UZ57.......   15,154    15,056        98      15,056     14,702  03/31/2018
43710EAD2.......    4,554     4,450       104       4,450      4,307  03/31/2018
12498FAC4.......       94        --        94          --         48  03/31/2018
94979XAD9.......      157        62        95          62          5  03/31/2018
74160MCZ3.......      223       217         6         217        218  03/31/2018
05946XMG5.......      602       273       329         273        386  03/31/2018
74160MEH1.......    1,086     1,026        60       1,026      1,077  03/31/2018
026930AA5.......    4,542     4,493        49       4,493      4,394  03/31/2018
43709XAF8.......    8,552     8,174       378       8,174      8,087  03/31/2018
466247KL6.......      506       292       214         292        481  03/31/2018
25702@AA4.......    1,499       898       601         898        898  03/31/2018
25702@AB2.......    1,499       898       601         898        898  03/31/2018
76110WLB0.......      890       708       182         708        888  03/31/2018
                 --------  --------    ------    --------   --------
Quarterly Total  $114,797  $109,762    $5,035    $109,762   $105,722
                 ========  ========    ======    ========   ========
25702@AA4....... $  1,996  $  1,804    $  192    $  1,804   $  1,795  06/30/2018
25702@AB2.......    1,996     1,804       192       1,804      1,795  06/30/2018
007036UQ7.......    8,853     8,520       333       8,520      7,884  06/30/2018
32051GPM1.......    6,874     6,704       170       6,704      6,658  06/30/2018
94983KAA7.......   38,051    37,984        67      37,984     37,386  06/30/2018
32051GJ55.......    2,606     2,587        19       2,587      2,596  06/30/2018
02147HAC6.......    2,718     2,684        34       2,684      2,703  06/30/2018
69371VBH9.......    1,369     1,318        51       1,318      1,360  06/30/2018
12489WQX5.......   16,318    16,260        58      16,260     16,092  06/30/2018
466247PE7.......    7,410     7,375        35       7,375      7,313  06/30/2018
36298NBA1.......    5,702     5,175       527       5,175      5,620  06/30/2018
617451CZ0.......      186        --       186          --        148  06/30/2018
                 --------  --------    ------    --------   --------
Quarterly Total  $ 94,079  $ 92,215    $1,864    $ 92,215   $ 91,350
                 ========  ========    ======    ========   ========
92922F3L0....... $ 31,808  $ 29,215    $2,593    $ 29,215   $ 30,712  09/30/2018
264407AA5.......   39,067    35,474     3,593      35,474     33,995  09/30/2018
45660L6N4.......   21,021    20,763       258      20,763     19,245  09/30/2018
92925VAF7.......   11,068    10,637       431      10,637     11,047  09/30/2018
93364FAD3.......   11,844    11,484       360      11,484     11,233  09/30/2018
68384CAB2.......   32,305    31,916       389      31,916     31,753  09/30/2018
939355AD5.......   25,805    25,601       204      25,601     25,620  09/30/2018
152314DP2.......    5,999     5,823       176       5,823      5,964  09/30/2018
                 --------  --------    ------    --------   --------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

(in thousands)
                 Amortized
                   Cost     Present                                    Date of
                  Before   Value of                                   Financial
                  Current  Projected            Amortized  Fair Value Statement
                  Period     Cash    Recognized Cost After at Time of   Where
CUSIP              OTTI      Flows      OTTI       OTTI       OTTI    Reported
-----            --------- --------- ---------- ---------- ---------- ----------
92990GAA1....... $  6,416  $  6,342   $    74    $  6,342   $  6,254  09/30/2018
59020UFA8.......    1,720     1,643        77       1,643      1,533  09/30/2018
126671Z74.......      493       491         2         491        479  09/30/2018
466247KL6.......      317       170       147         170        248  09/30/2018
12669E2X3.......    1,778     1,767        11       1,767      1,689  09/30/2018
073868AA9.......    2,338     2,238       100       2,238      2,331  09/30/2018
04542BGW6.......      561       560         1         560        543  09/30/2018
12489WHZ0.......      599       598         1         598        576  09/30/2018
31359UPW9.......      916       791       125         791        740  09/30/2018
939336ZV8.......      650       591        59         591        649  09/30/2018
92922FEC8.......    1,677     1,669         8       1,669      1,647  09/30/2018
161546HD1.......    1,653     1,651         2       1,651      1,638  09/30/2018
939336C92.......      870       866         4         866        863  09/30/2018
94981XAF0.......      913       912         1         912        839  09/30/2018
94979XAC1.......      433       430         3         430        354  09/30/2018
43739EBC0.......    1,986     1,981         5       1,981      1,871  09/30/2018
45254NJN8.......      378       376         2         376        365  09/30/2018
03072SNF8.......    1,940     1,939         1       1,939      1,896  09/30/2018
12669FTC7.......    2,531     2,153       378       2,153      2,387  09/30/2018
466247BG7.......      112       101        11         101        106  09/30/2018
03072SKS3.......      634       633         1         633        620  09/30/2018
5899297K8.......    8,054     8,053         1       8,053      7,993  09/30/2018
35729PPX2.......    9,797     9,747        50       9,747      9,796  09/30/2018
94984MAB0.......    2,201     2,187        14       2,187      2,183  09/30/2018
94979UAL7.......    1,593     1,585         8       1,585      1,336  09/30/2018
94980PAL5.......      385       385        --         385        365  09/30/2018
12652CBB4.......   12,814    12,796        18      12,796     12,120  09/30/2018
12652CBC2.......    4,406     4,392        14       4,392      4,263  09/30/2018
126694PP7.......    6,295     6,228        67       6,228      6,216  09/30/2018
22541QQK1.......      896       710       186         710        767  09/30/2018
76110WVJ2.......    6,681     5,899       782       5,899      6,101  09/30/2018
949769AJ2.......      550       550        --         550        519  09/30/2018
466247DF7.......    1,619     1,610         9       1,610      1,603  09/30/2018
32027NGD7.......      808       806         2         806        796  09/30/2018
45254NJP3.......      180       180        --         180        173  09/30/2018
05948XTP6.......      292       240        52         240        280  09/30/2018
81746VCD0.......    5,271     5,253        18       5,253      5,184  09/30/2018
65535VMW5.......      156       156        --         156        156  09/30/2018
36228FZA7.......    1,077     1,071         6       1,071      1,077  09/30/2018
059511AQ8.......   70,956    62,300     8,656      62,300     63,781  09/30/2018
94974SAF0.......    1,202     1,197         5       1,197      1,185  09/30/2018
92922FEC8.......      667       664         3         664        655  09/30/2018
949802AC6.......      408       407         1         407        388  09/30/2018
94981DAP2.......      746       743         3         743        666  09/30/2018
43739EBD8.......      868       864         4         864        771  09/30/2018
466247GH0.......    1,141     1,139         2       1,139        999  09/30/2018
                 --------  --------   -------    --------   --------
Quarterly Total  $346,895  $327,977   $18,918    $327,977   $326,570
                 ========  ========   =======    ========   ========
88522NAA1....... $  8,588  $  8,448   $   140    $  8,448   $  8,323  12/31/2018
125439AA7.......   11,318    11,252        66      11,252     11,047  12/31/2018
07401EAE9.......   56,776    56,568       208      56,568     54,818  12/31/2018
94986QAA1.......   61,577    61,099       478      61,099     59,211  12/31/2018
17308FAA7.......    8,512     8,447        65       8,447      8,440  12/31/2018
45670BAL3.......   31,586    31,353       233      31,353     30,293  12/31/2018
02148BAA2.......   30,980    30,868       112      30,868     30,489  12/31/2018
                 --------  --------   -------    --------   --------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


(in thousands)
                 Amortized
                   Cost                                                       Date of
                  Before                                                     Financial
                  Current  Present Value of            Amortized  Fair Value Statement
                  Period    Projected Cash  Recognized Cost After at Time of   Where
CUSIP              OTTI         Flows          OTTI       OTTI       OTTI    Reported
-----            --------- ---------------- ---------- ---------- ---------- ----------
92926UAF8....... $ 50,362  $        49,329   $ 1,033    $ 49,329   $ 49,459  12/31/2018
61748HLA7.......   20,943           20,289       654      20,289     19,045  12/31/2018
02660LAF7.......  249,880          248,330     1,550     248,330    245,826  12/31/2018
61745M4M2.......   31,210           30,827       383      30,827     30,029  12/31/2018
12628LAE0.......   16,163           15,997       166      15,997     15,030  12/31/2018
362290AM0.......    1,102            1,030        72       1,030      1,086  12/31/2018
12668BKA0.......   15,547           15,485        62      15,485     15,490  12/31/2018
65539CAW6.......   47,629           47,485       144      47,485     47,115  12/31/2018
61748HJY8.......    4,532            4,386       146       4,386      4,452  12/31/2018
94984GAD9.......    4,915            4,878        37       4,878      4,822  12/31/2018
07384YPN0.......    2,675            2,543       132       2,543      2,269  12/31/2018
17025TAR2.......    2,382            2,341        41       2,341      2,336  12/31/2018
59020UAY1.......    1,061            1,059         2       1,059        909  12/31/2018
94986DAA0.......    4,058            4,032        26       4,032      3,972  12/31/2018
949808BD0.......    4,133            4,111        22       4,111      3,875  12/31/2018
466247BE2.......    1,533            1,525         8       1,525      1,423  12/31/2018
5899296T0.......      438              436         2         436        366  12/31/2018
466247EC3.......    2,316            2,289        27       2,289      1,992  12/31/2018
12669DPR3.......      877              819        58         819        786  12/31/2018
45254NEJ2.......    1,403            1,397         6       1,397      1,384  12/31/2018
466247CP6.......    4,236            4,176        60       4,176      4,102  12/31/2018
92977TAE2.......    2,530            2,526         4       2,526      2,477  12/31/2018
05952GAE1.......   13,321           12,793       528      12,793     13,296  12/31/2018
36185NG87.......      230              228         2         228        209  12/31/2018
040104SN2.......    3,216            3,206        10       3,206      3,122  12/31/2018
07386HJT9.......    3,750            3,738        12       3,738      3,736  12/31/2018
93934FGB2.......    5,015            5,014         1       5,014      5,013  12/31/2018
65535VPY8.......   10,380            7,952     2,428       7,952     10,373  12/31/2018
362348AS3.......    4,836            4,478       358       4,478      4,834  12/31/2018
88156EAD8.......    6,809            6,539       270       6,539      6,713  12/31/2018
655378AH0.......   12,173           11,700       473      11,700     11,996  12/31/2018
073879BB3.......    1,945            1,559       386       1,559      1,595  12/31/2018
466247WT6.......    8,393            8,375        18       8,375      8,349  12/31/2018
94983JAG7.......    7,771            7,582       189       7,582      7,674  12/31/2018
12559QAG7.......   78,613           77,943       670      77,943     75,565  12/31/2018
46630GBD6.......   11,258           11,219        39      11,219     10,978  12/31/2018
94983TAE0.......    6,089            6,033        56       6,033      5,979  12/31/2018
94979UAM5.......      896              742       154         742        518  12/31/2018
74160MGT3.......    1,446              798       648         798      1,338  12/31/2018
94983YAK5.......    2,233            2,204        29       2,204      2,227  12/31/2018
073852AB1.......    9,012            6,054     2,958       6,054      8,882  12/31/2018
126694JS8.......    2,700            2,685        15       2,685      2,698  12/31/2018
12667FM77.......    7,980            7,939        41       7,939      7,853  12/31/2018
12667FUZ6.......    4,010            3,975        35       3,975      3,997  12/31/2018
693680BG4.......    1,865            1,851        14       1,851      1,749  12/31/2018
07384YPN0.......    1,824            1,733        91       1,733      1,543  12/31/2018
466247GJ6.......    2,702            2,528       174       2,528      2,084  12/31/2018
25702@AA4.......    3,540              898     2,642         898        898  12/31/2018
25702@AB2.......    3,540              898     2,642         898        898  12/31/2018
                 --------  ---------------   -------    --------   --------
Quarterly Total  $894,809  $       873,989   $20,820    $873,989   $864,983
                 ========  ===============   =======    ========   ========
                            Year-end total   $46,637
                                             =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Structured Notes

The following table presents the structured notes held by the Company at December 31, 2018:

             (in thousands)
                                                    Book/Adjusted
             CUSIP           Actual Cost Fair Value Carrying Value
             -----           ----------- ---------- --------------
               03350FAA4....   $ 2,601    $ 2,303      $ 2,600
               039483BC5....    24,278     26,529       24,007
               054536AC1....       400        394          400
               05565AAB9....    15,941     16,320       15,943
               05954TAJ0....    10,430     10,154       10,031
               05968DAA8....    18,500     19,425       18,500
               06051GGG8....    19,082     18,260       19,080
               06051GGM5....     3,632      3,510        3,634
               06051GGR4....    12,178     11,854       12,195
               06051GHA0....    98,682     93,525       98,723
               06051GHD4....     3,133      2,946        3,134
               064058AB6....    20,000     17,219       20,000
               06738CAG4....    53,546     87,098       54,528
               06738EBD6....    13,962     13,498       13,964
               111021AE1....    42,445     50,042       40,630
               13643EAA3....     5,344      5,576        5,165
               172967LJ8....    12,184     10,910       12,176
               172967LS8....    43,000     40,101       43,000
               172967LU3....    20,000     17,865       20,000
               21987DAB0....     1,498      1,496        1,498
               225401AF5....    16,005     15,118       16,013
               23311PAA8....     6,892      6,227        6,894
               25156PAC7....    77,328     86,455       75,639
               35177PAL1....    66,489     70,209       62,371
               38141GWV2....     7,000      6,535        7,000
               38148YAA6....    12,847     12,320       12,868
               404280BK4....     7,174      7,128        7,170
               404280BT5....     5,069      4,956        5,066
               46625HRY8....     1,423      1,427        1,423
               46647PAF3....     1,983      1,993        1,985
               46647PAJ5....     4,000      3,633        4,000
               46647PAK2....    29,000     25,954       29,000
               46647PAL0....    63,570     57,978       63,586
               46647PAN6....    17,805     17,541       17,817
               539439AQ2....    25,000     22,238       25,000
               59156RAP3....       443        451          443
               59156RBF4....    17,031     17,742       17,536
               60687YAT6....    22,758     23,229       22,760
               61744YAK4....     1,901      1,891        1,905
               61744YAP3....    23,058     22,833       23,092
               636792AB9....    10,500     10,430       10,500
               693475AK1....     6,399      6,503        6,399
               726503AE5....     5,521      4,791        5,523
               744320AM4....    13,299     13,025       13,301
               780097AH4....    20,289     50,982       22,798
               780097BG5....    24,000     22,909       24,000
               80281LAG0....     1,800      1,627        1,800
               80928HAA1....    11,280     11,196       11,280
               82669GAS3....    27,600     28,177       27,600
                               -------    -------      -------

AMERICAN GENERAL LIFE INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

             (in thousands)
                                                    Book/Adjusted
             CUSIP           Actual Cost Fair Value Carrying Value
             -----           ----------- ---------- --------------
               853254BM1....  $  2,765   $    2,737    $  2,765
               912810FH6....     1,013        1,409       1,206
               984121CQ4....     3,132        3,166       3,134
               98417EAR1....    22,025       19,338      21,978
               98417EAT7....     3,396        3,489       3,449
               G2214RAE1....     2,214        2,153       2,180
               M88269TJ0....     3,052        1,069       1,306
                              --------   ----------    --------
               Total          $985,897   $1,037,884    $979,995
                              ========   ==========    ========

None of the structured notes held by the Company are defined as a Mortgage-Referenced Security by the IAO.

                           Supplemental Information

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                             December 31,
(in millions)                                                                    2018
-------------                                                                ------------
Investment income earned:
   Government bonds.........................................................   $    55
   Bonds exempt from U.S. tax...............................................        --
   Other bonds (unaffiliated)...............................................     4,843
   Bonds of affiliates......................................................        (2)
   Preferred stocks (unaffiliated)..........................................        13
   Common stocks (unaffiliated).............................................         5
   Common stocks of affiliates..............................................        --
   Cash and short-term investments..........................................        29
   Mortgage loans...........................................................       801
   Real estate..............................................................        50
   Contract loans...........................................................        82
   Other invested assets....................................................       395
   Derivative instruments...................................................       210
   Miscellaneous income.....................................................         7
                                                                               -------
Gross investment income.....................................................   $ 6,488
                                                                               =======
Real estate owned - book value less encumbrances............................   $   197
                                                                               =======
Mortgage loans - book value:
   Commercial mortgages.....................................................   $17,325
   Residential mortgages....................................................     1,661
   Mezzanine loans..........................................................       114
                                                                               -------
Total mortgage loans........................................................   $19,100
                                                                               =======
Mortgage loans by standing - book value:
   Good standing............................................................   $18,930
   Good standing with restructured terms....................................       169
   Interest overdue more than 90 days, not in foreclosure...................         1
                                                                               -------
Total mortgage loans........................................................   $19,100
                                                                               =======
Partnerships - statement value..............................................   $ 4,224
                                                                               =======
Bonds and stocks of parents, subsidiaries and affiliates - statement value:
   Bonds....................................................................   $    --
   Common stocks............................................................       123
                                                                               =======
Bonds and short-term investments by class and maturity:
   Bonds and short-term investments by maturity - statement value:
       Due within one year or less..........................................   $ 6,685
       Over 1 year through 5 years..........................................    24,267
       Over 5 years through 10 years........................................    22,732
       Over 10 years through 20 years.......................................    14,716
       Over 20 years........................................................    26,613
                                                                               -------
   Total maturity...........................................................   $95,013
                                                                               =======
   Bonds and short-term investments by class - statement value:
       Class 1..............................................................   $54,946
       Class 2..............................................................    34,005
       Class 3..............................................................     3,043
       Class 4..............................................................     2,153
       Class 5..............................................................       711
       Class 6..............................................................       155
                                                                               -------
   Total by class...........................................................   $95,013
                                                                               =======
   Total bonds and short-term investments publicly traded...................   $59,010
   Total bonds and short-term investments privately placed..................    36,003
                                                                               =======
   Preferred stocks - statement value.......................................   $   303
   Common stocks - market value.............................................       326
   Short-term investments - book value......................................       319
   Options, caps and floors owned - statement value.........................       478
   Collar, swap and forward agreements open - statement value...............       959
   Futures contracts open - current value...................................       (12)
   Cash on deposit..........................................................     1,102
                                                                               =======

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES (Continued)

                                                                 December 31,
   (in millions)                                                     2018
   -------------                                                 ------------
   Life insurance in-force:
      Industrial................................................  $      808
      Ordinary..................................................      74,696
      Group.....................................................       4,317
   Amount of accidental death insurance in-force under ordinary
     policies...................................................   5,342,532
   Life insurance policies with disability provisions in-force:
      Industrial................................................         217
      Ordinary..................................................      35,918
      Group life................................................          41
   Supplementary contracts in-force:
      Ordinary - not involving life contingencies:
          Amount on deposit.....................................         798
          Income payable........................................          97
      Ordinary - involving life contingencies:
          Amount on deposit.....................................         229
          Income payable........................................          77
      Group - not involving life contingencies:
          Amount on deposit.....................................           2
                                                                  ==========
   Annuities:
      Ordinary:
          Immediate - amount of income payable..................  $    1,366
          Deferred, fully paid - account balance................      47,341
          Deferred, not fully paid - account balance............      29,333
      Group:
          Amount of income payable..............................         394
          Fully paid - account balance..........................         636
          Not fully paid - account balance......................      20,347
                                                                  ==========
   Accident and health insurance - premiums in-force:
      Other.....................................................  $      105
      Group.....................................................           2
      Credit....................................................          --
                                                                  ==========
   Deposit funds and dividend accumulations:
      Deposit funds - account balance...........................  $    6,514
      Dividend accumulations - account balance..................         591
                                                                  ==========
   Claim payments in 2018:
      Group accident & health:
          2018..................................................  $      146
          2017..................................................       3,611
          2016..................................................       2,896
          2015..................................................       1,669
          2014..................................................         558
          Prior.................................................       7,157
      Other accident & health:
          2018..................................................     (22,664)
          2017..................................................     (12,607)
          2016..................................................      (7,122)
          2015..................................................      (2,914)
          2014..................................................      (2,047)
          Prior.................................................      (4,627)
                                                                  ==========

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

1. The Company's total admitted assets as of December 31, 2018 are $176.8 billion.

The Company's total admitted assets, excluding separate accounts, as of December 31, 2018 are $127.2 billion.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the IAO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

                                                                  Percentage
                                                                   of Total
                                                                   Admitted
              Issuer            Description of Exposure    Amount   Assets
   -   ---------------------- ---------------------------- ------ ----------
   a.  Ambrose 2013-5         BONDS                        $1,230    1.00%
   b.  Ambrose 2013-3         BONDS                         1,122    0.90
   c.  L Street II LLC        BONDS                           958    0.80
   d.  JPMORGAN               BONDS                           866    0.70
   e.  Ambrose 2013-2         BONDS                           816    0.60
   f.  SUNAMERICA INVESTMENT
         INC.                 OIA PSA                         683    0.50
   g.  MORGAN STANLEY         BONDS                           638    0.50
   h.  WELLS FARGO            BONDS                           601    0.50
   i.  CITIGROUP              BONDS                           598    0.50
   j.  Varagon                BONDS/OTHER INVESTED ASSETS     598    0.50

3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

           Bonds and Short-Term Investments        Preferred Stocks
           --------------------------------   -------------------------
                                  Percentage                  Percentage
                                   of Total                    of Total
                                   Admitted     NAIC           Admitted
           NAIC Rating   Amount     Assets     Rating  Amount   Assets
           -----------   -------  ----------  -------- ------ ----------
            NAIC - 1.... $54,946    43.20%    P/RP - 1  $107     0.10%
            NAIC - 2....  34,005    26.70     P/RP - 2   113     0.10
            NAIC - 3....   3,043     2.40     P/RP - 3    --       --
            NAIC - 4....   2,153     1.70     P/RP - 4    --       --
            NAIC - 5....     711     0.60     P/RP - 5    83     0.10
            NAIC - 6....     155     0.10     P/RP - 6    --       --

4. Assets held in foreign investments:

                                                                              Percentage
                                                                              of Total
                                                                              Admitted
                                                                     Amount    Assets
                                                                     -------- ----------
a.  Total admitted assets held in foreign investments............... $26,697   21.00%
b.  Foreign currency denominated investments........................   7,038     5.50
c.  Insurance liabilities denominated in that same foreign currency.      --       --

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                          Percentage
                                                          of Total
                                                          Admitted
                                                 Amount    Assets
                                                 -------- ----------
          a.  Countries rated NAIC - 1.......... $23,446   18.40%
          b.  Countries rated NAIC - 2..........   2,130     1.70
          c.  Countries rated NAIC - 3 or below.   1,120     0.90

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                            Percentage
                                                             of Total
                                                             Admitted
                                                     Amount   Assets
                                                     ------ ----------
          a.   Countries rated NAIC - 1
                  Country 1: United Kingdom          $7,799    6.10%
                  Country 2: Australia                2,014    1.60
          b.   Countries rated NAIC - 2
                  Country 1: Mexico                     483    0.40
                  Country 2: Colombia                   276    0.20
          c.   Countries rated NAIC - 3 or below
                  Country 1: Brazil                     456    0.40
                  Country 2: Guernsey, States of        153    0.10

7. Aggregate unhedged foreign currency exposure:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
        Aggregate unhedged foreign currency exposure. $7,038    5.50%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                  Amount    Assets
                                                  ------- ----------
           a.  Countries rated NAIC - 1           $6,971     5.50%
           b.  Countries rated NAIC - 2                5       --
           c.  Countries rated NAIC - 3 or below      61       --

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                            Percentage
                                                             of Total
                                                             Admitted
                                                     Amount   Assets
                                                     ------ ----------
          a.   Countries rated NAIC - 1
                  Country 1: United Kingdom          $3,890    3.10%
                  Country 2: Ireland                    979    0.80
          b.   Countries rated NAIC - 2
                  Country 1: Peru                         3      --
                  Country 2: Mexico                       2      --
          c.   Countries rated NAIC - 3 or below
                  Country 1: Guernsey, States of         51      --
                  Country 2: Turkey                       5      --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

10. Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                                                                                      Percentage
                                                                                       of Total
                                                                                       Admitted
                                                                  NAIC Rating  Amount   Assets
                                                                  -----------  ------ ----------
                                                                  COMMERCIAL
                                                                  MORTGAGE
a.  BAILEY ACQUISITIONS LIMITED.................................. LOAN          $373     0.30%
b.  Intrepid Mines Limited....................................... NAIC 1         340     0.30
                                                                  COMMERCIAL
                                                                  MORTGAGE
c.  DK Resi Holdco I ApS......................................... LOAN           307     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
d.  Downing Students (Exeter) Limited Partnership Incorporated... LOAN           282     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
e.  GS LONDON PORTFOLIO II UNIT TRUST............................ LOAN           264     0.20
f.  AstraZeneca PLC.............................................. NAIC 1         253     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
g.  Atlantic Estates Limited..................................... LOAN           253     0.20
h.  Anheuser-Busch InBev Worldwide Inc........................... NAIC 1         249     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
i.  The Blanchardstown Fund, a sub fund of BRE Ireland Retail Fu. LOAN           245     0.20
                                                                  COMMERCIAL
                                                                  MORTGAGE
j.  Divanyx Investments Limited.................................. LOAN           243     0.20

11. Assets held in Canadian investments are less than 2.5% of the reporting entity's total admitted assets.

12. Assets held in investments with contractual sales restrictions are less than 2.5 percent of the Company's total admitted assets.

13. The Company's admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
         a.  SUNAMERICA AFFORDABLE HOUSING LLC.......  $683     0.50%
         b.  AIGGRE U.S. Real Estate Fund II LP......   445     0.30
         c.  FEDERAL HOME LOAN BANK OF DALLAS........   138     0.10
         d.  Metropark Investor LLC..................   133     0.10
         e.  Marina..................................   128     0.10
         f.  AIGGRE U.S. Real Estate Fund I LP.......   113     0.10
         g.  Think Investments Fund LP...............   103     0.10
         h.  CENTAUR FUNDING CORPORATION.............   102     0.10
         i.  CADIAN FUND LP..........................    93     0.10
         j.  AIGGRE Europe Real Estate Fund I S.C.SP.    90     0.10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

14. Assets held in nonaffiliated, privately placed equities:

                                                                                        Percentage
                                                                                         of Total
                                                                                         Admitted
                                                                                 Amount   Assets
                                                                                 ------ ----------
Aggregate statement value of investment held in nonaffiliated, privately placed
  equities:..................................................................... $2,398    1.90%
Largest three investments held in nonaffiliated, privately placed equities:
a.   Marina..................................................................... $  128    0.10
b.   Think Investments Fund LP..................................................    103    0.10
c.   CADIAN FUND LP.............................................................     93    0.10

15. Assets held in general partnership interests are less than 2.5 percent of the Company's total admitted assets.

16. Mortgage loans reported in Schedule B, include the following ten largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                                          Amount   Assets
                                                          ------ ----------
     a.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002341, NY    $366     0.30%
     b.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555094, GBR    328     0.30
     c.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555147, DK     294     0.20
     d.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555143, GBR    266     0.20
     e.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002507, NY     258     0.20
     f.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555161, GBR    255     0.20
     g.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555093, IR     247     0.20
     h.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002372, NY     221     0.20
     i.  COMMERCIAL MORTGAGE LOAN, Loan No. 5555138, GBR    219     0.20
     j.  COMMERCIAL MORTGAGE LOAN, Loan No. 8002457, NY     214     0.20

Amount and percentage of the reporting entity's total admitted assets held in the following categories of mortgage loans:

                                                               Percentage
                                                                of Total
                                                                Admitted
                                                        Amount   Assets
                                                        ------ ----------
      a.  Construction loans                             $235     0.20%
      b.  Mortgage loans over 90 days past due             --       --
      c.  Mortgage loans in the process of foreclosure     --       --
      d.  Mortgage loans foreclosed                        --       --
      e.  Restructured mortgage loans                     169     0.10

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

17. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

                        Residential        Commercial       Agricultural
                     ----------------  -----------------  ----------------
                            Percentage         Percentage        Percentage
                             of Total           of Total          of Total
                             Admitted           Admitted          Admitted
     Loan-to-Value   Amount   Assets   Amount    Assets   Amount   Assets
     -------------   ------ ---------- ------- ---------- ------ ----------
     a.  above 95%..  $ --       --%   $     6      --%    $--       --%
     b.  91% to 95%.    11       --         --      --      --       --
     c.  81% to 90%.   512     0.40         84    0.10      --       --
     d.  71% to 80%.   694     0.50        513    0.40      --       --
     e.  below 70%..   443     0.30     16,665   13.10      --       --

18. Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than
2.5 percent of the Company's total admitted assets.

19. Assets held in mezzanine real estate loans are less than 2.5 percent of the Company's total admitted assets.

20. The Company's total admitted assets subject to the following types of agreements as of the following dates:

                                                                 Unaudited At End of Each Quarter
                                                                 --------------------------------
                                                                   1st        2nd        3rd
                                                  At Year-End    Quarter    Quarter    Quarter
                                               ----------------  -------    -------    -------
                                                      Percentage
                                                       of Total
                                                       Admitted
                                               Amount   Assets   Amount     Amount     Amount
                                               ------ ---------- -------    -------    -------
a.  Securities lending (do not include assets.
    held as collateral for such transactions).  $447     0.40%   $2,245     $1,254      $717
b.  Repurchase agreements.....................   129     0.10       128        110       242
c.  Reverse repurchase agreements.............    --       --        --         --        --
d.  Dollar repurchase agreements..............    --       --        --         --        --
e.  Dollar reverse repurchase agreements......    --       --        --         --        --

21. The Company's potential exposure to warrants not attached to other financial instruments, options, caps, and floors:

                                        Owned            Written
                                  ----------------  ----------------
                                         Percentage        Percentage
                                          of Total          of Total
                                          Admitted          Admitted
                                  Amount   Assets   Amount   Assets
                                  ------ ---------- ------ ----------
           a.  Hedging...........  $--       --%     $--       --%
           b.  Income generation.   --       --       --       --
           c.  Other.............   --       --       --       --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

22. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards as of the following dates:

                                                 Unaudited At End of Each Quarter
                                                 --------------------------------
                                                   1st        2nd        3rd
                                  At Year-End    Quarter    Quarter    Quarter
                               ----------------  -------    -------    -------
                                      Percentage
                                       of Total
                                       Admitted
                               Amount   Assets   Amount     Amount     Amount
                               ------ ---------- -------    -------    -------
        a.  Hedging...........  $461     0.40%    $447       $425       $415
        b.  Income generation.    --       --       --         --         --
        c.  Replications......    --       --       --         --         --
        d.  Other.............    --       --       --         --         --

23. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts as of the following dates:

                                                 Unaudited At End of Each Quarter
                                                 --------------------------------
                                                   1st        2nd        3rd
                                  At Year-End    Quarter    Quarter    Quarter
                               ----------------  -------    -------    -------
                                      Percentage
                                       of Total
                                       Admitted
                               Amount   Assets   Amount     Amount     Amount
                               ------ ---------- -------    -------    -------
        a.  Hedging...........  $--       --%     $167       $146        $--
        b.  Income generation.   --       --        --         --         --
        c.  Replications......   --       --        --         --         --
        d.  Other.............   --       --        --         --         --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2018

                                                                       Gross Investment  Admitted Assets as Reported in the Annual
                                                                           Holdings                    Statement
(in millions)                                                         -----------------  ----------------------------------------
                                                                                                  Securities
                                                                                                   Lending
                                                                                                  Reinvested
                                                                                                  Collateral  Total
Investment Categories                                                 Amount  Percentage Amount     Amount    Amount   Percentage
---------------------                                                 ------- ---------- -------  ----------  -------  ----------
Bonds:
   U.S. treasury securities.......................................... $   729     0.6%   $   729     $--      $   729      0.6%
   U.S. government agency obligations (excluding mortgage-
     backed securities):
       Issued by U.S. government agencies............................      --      --         --      --           --       --
       Issued by U.S. government sponsored agencies..................     219     0.2        219      --          219      0.2

   Non-U.S. government (including Canada, excluding
     mortgage- backed securities)....................................   3,025     2.4      3,025      --        3,025      2.4

   Securities issued by states, territories and possessions and political subdivisions in the U.S.:
       States, territories and possessions general obligations.......     304     0.2        304      --          304      0.2
       Political subdivisions of states, territories and
         possessions and political subdivisions general
         obligations.................................................     331     0.3        331      --          331      0.3
       Revenue and assessment obligations............................   2,634     2.1      2,634      --        2,634      2.1
       Industrial development and similar obligations................      77     0.1         77      --           77      0.1

   Mortgage-backed securities (includes residential and
     commercial MBS):
       Pass-through securities:
          Issued or guaranteed by GNMA...............................      43      --         43      --           43       --
          Issued or guaranteed by FNMA and FHLMC.....................   2,357     1.9      2,357      --        2,357      1.9
              All other..............................................   3,468     2.8      3,468      --        3,468      2.8
       CMOs and REMICs:
          Issued or guaranteed by GNMA, FNMA, FHLMC
            or VA....................................................   4,407     3.6      4,407      --        4,407      3.6
          Issued by non-U.S. Government issuers and
            collateralized by mortgage-based securities
            issued or guaranteed by agencies shown in Line
            1.521....................................................      --      --         --      --           --       --
              All other..............................................   7,722     6.2      7,722      --        7,722      6.2

   Other debt and other fixed income securities (excluding short-
     term):
       Unaffiliated domestic securities (includes credit tenant
         loans and hybrid securities)................................  48,119    38.9     48,119      --       48,119     38.9
       Unaffiliated non-U.S. securities (including Canada)...........  21,258    17.2     21,258      --       21,258     17.2
       Affiliated securities.........................................      --      --         --      --           --       --

AMERICAN GENERAL LIFE INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE (Continued)
DECEMBER 31, 2018

                                                                  Gross Investment   Admitted Assets as Reported in the Annual
                                                                      Holdings                      Statement
(in millions)                                                    ------------------  --------------------------------------
                                                                                                Securities
                                                                                                 Lending
                                                                                                Reinvested
                                                                                                Collateral  Total
Investment Categories                                             Amount  Percentage  Amount      Amount    Amount  Percentage
---------------------                                            -------- ---------- --------   ---------- -------- ----------
Equity interests:
   Investments in mutual funds.................................. $     41     --%    $     41      $ --    $     41     --%
   Preferred stocks:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................      303    0.2          303        --         303    0.2
   Publicly traded equity securities (excluding preferred
     stocks):
       Affiliated...............................................      109    0.1          109        --         109    0.1
       Unaffiliated.............................................      159    0.1          159        --         159    0.1
   Other equity securities:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................        3     --            3        --           3     --
   Other equity interests including tangible personal property under lease:
       Affiliated...............................................       --     --           --        --          --     --
       Unaffiliated.............................................       --     --           --        --          --     --
Mortgage loans:
   Construction and land development............................    1,224    1.0        1,224        --       1,224    1.0
   Agricultural.................................................       --     --           --        --          --     --
   Single family residential properties.........................    1,661    1.3        1,661        --       1,661    1.3
   Multifamily residential properties...........................    4,786    4.0        4,786        --       4,786    4.0
   Commercial loans.............................................   11,143    9.0       11,143        --      11,143    9.0
   Mezzanine real estate loans..................................      114    0.1          114        --         114    0.1
Real estate investments:
   Property occupied by company.................................       53     --           53        --          53     --
   Property held for production of income (includes
     $2 million of property acquired in satisfaction of
     debt)......................................................      111    0.1          111        --         111    0.1
   Property held for sale (includes $34 million of property
     acquired in satisfaction of debt)..........................       33     --           33        --          33     --
Contract loans..................................................    1,307    1.1        1,307        --       1,307    1.1
Derivatives.....................................................    1,635    1.3        1,635        --       1,635    1.3
Receivables for securities......................................      138    0.1          138        --         138    0.1
Securities lending reinvested collateral assets.................      352    0.3          352       XXX         XXX    XXX
Cash, cash equivalents and short-term investments...............    1,547    1.3        1,547       352       1,899    1.5
Other invested assets...........................................    4,246    3.4        4,246        --       4,246    3.4
                                                                 --------    ---     --------      ----    --------    ---
Total invested assets........................................... $123,658    100%    $123,658      $352    $123,658    100%
                                                                 ========    ===     ========      ====    ========    ===

                        American Home Assurance Company
                                An AIG Company

                               NAIC Code: 19380

                     Statutory Basis Financial Statements
                       As of December 31, 2018 and 2017
           and for the years ended December 31, 2018, 2017 and 2016

                                 [LOGO OF AIG]

                        American Home Assurance Company

                     Statutory Basis Financial Statements

  As of December 31, 2018 and 2017 and for the years ended December 31, 2018,
                                 2017 and 2016

                               Table of Contents

         Report of Independent Auditors                                                3
         Statements of Admitted Assets                                                 5
         Statements of Liabilities, Capital and Surplus                                6
         Statements of Operations and Changes in Capital and Surplus                   7
         Statements of Cash Flows                                                      8
Note 1   Organization and Summary of Significant Statutory Basis Accounting Policies   9
Note 2   Accounting Adjustments to Statutory Basis Financial Statements               22
Note 3   Investments                                                                  25
Note 4   Fair Value of Financial Instruments                                          29
Note 5   Reserves for Losses and Loss Adjustment Expenses                             31
Note 6   Related Party Transactions                                                   36
Note 7   Reinsurance                                                                  40
Note 8   Income Taxes                                                                 43
Note 9   Capital and Surplus and Dividend Restrictions                                52
Note 10  Contingencies                                                                52
Note 11  Other Significant Matters                                                    55
Note 12  Subsequent Events                                                            57

[LOGO OF PWC]

                        Report of Independent Auditors

To the Board of Directors of American Home Assurance Company:

We have audited the accompanying statutory financial statements of American Home Assurance Company (the "Company"), which comprise the statutory statements of admitted assets and liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1B to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Notes 1B and 1D and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

-------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

[LOGO OF PWC]

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 1B.

Emphasis of Matter

As discussed in Notes 1, 5, 6 and 7 to the financial statements, the Company has entered into significant transactions with certain affiliated entities. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

New York, NY
April 22, 2019

-------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                         Statements of Admitted Assets

                                                                                     December 31, December 31,
                                                                                         2018         2017
                                                                                     ------------ ------------
Cash and invested assets:
   Bonds, primarily at amortized cost (fair value: 2018 - $14,935; 2017 - $15,831)     $14,534      $15,153
   Common stocks, at carrying value (cost: 2018 - $321; 2017 - $584)                       356          576
   Preferred stocks, at carrying value (cost: 2018 - $49; 2017 - $49)                       49           49
   Other invested assets (cost: 2018 - $2,982 ; 2017 - $3,504)                           3,003        3,901
   Mortgage loans                                                                        2,679        2,067
   Derivative instruments                                                                    5           --
   Short-term investments, at amortized cost (approximates fair value)                      46           --
   Cash and cash equivalents                                                               230          238
   Receivable for securities sold                                                          104           82
                                                                                       -------      -------
       Total cash and invested assets                                                  $21,006      $22,066
                                                                                       -------      -------
Investment income due and accrued                                                      $   166      $   169
Agents' balances or uncollected premiums:
   Premiums in course of collection                                                        941          940
   Premiums and installments booked but deferred and not yet due                           241          367
   Accrued retrospective premiums                                                          511          567
High deductible policy receivables                                                          63           43
Reinsurance recoverable on paid losses                                                     365          325
Funds held by or deposited with reinsurers                                                 212          217
Net deferred tax assets                                                                    772          814
Receivables from parent, subsidiaries and affiliates                                       284            5
Other assets                                                                               159          197
Allowance for uncollectible accounts                                                       (53)         (72)
                                                                                       -------      -------
       Total admitted assets                                                           $24,667      $25,638
                                                                                       =======      =======

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
5   STATEMENTS OF ADMITTED ASSETS - As of December 31, 2018 and 2017

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions, Except Share Information)
--------------------------------------------------------------------------------


                Statements of Liabilities, Capital and Surplus

                                                     December 31, December 31,
                                                         2018         2017
                                                     ------------ ------------
  Liabilities
  Reserves for losses and loss adjustment expenses     $10,935      $12,115
  Unearned premium reserves                              3,234        3,301
  Commissions, premium taxes, and other expenses
    payable                                                140          140
  Reinsurance payable on paid loss and loss
    adjustment expenses                                    249          244
  Current federal taxes payable to parent                    9           12
  Funds held by company under reinsurance treaties       2,288        1,695
  Provision for reinsurance                                 30           20
  Ceded reinsurance premiums payable, net of ceding
    commissions                                            337          324
  Collateral deposit liability                             369          393
  Payable for securities purchased                         112           38
  Payable to parent, subsidiaries and affiliates           565          674
  Other liabilities                                        476          444
                                                       -------      -------
     Total liabilities                                 $18,744      $19,400
                                                       -------      -------
  Capital and Surplus
  Common capital stock, $17 par value, 1,758,158
    shares authorized, 1,695,054 shares issued and
    outstanding                                        $    29      $    29
  Capital in excess of par value                         6,989        6,839
  Unassigned surplus                                    (2,021)      (1,324)
  Special surplus funds from reinsurance                   926          694
                                                       -------      -------
     Total capital and surplus                         $ 5,923      $ 6,238
                                                       -------      -------
     Total liabilities, capital and surplus            $24,667      $25,638
                                                       =======      =======

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
6 STATEMENTS OF LIABILITIES, CAPITAL and SURPLUS - As of December 31, 2018 and 2017

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


          Statements of Operations and Changes in Capital and Surplus

                                                       For the Years Ended December 31,
                                                       -------------------------------
                                                         2018       2017       2016
                                                       --------   --------   --------
Statements of Operations
Underwriting income:
Premiums earned                                        $  5,009   $  5,170   $  6,052
                                                       --------   --------   --------
Underwriting deductions:
   Losses incurred                                        3,945      4,400      5,212
   Loss adjustment expenses                                 315        577        267
   Other underwriting expenses                            1,858      1,624      1,875
                                                       --------   --------   --------
Total underwriting deductions                             6,118      6,601      7,354
                                                       --------   --------   --------
Net underwriting loss                                    (1,109)    (1,431)    (1,302)
                                                       --------   --------   --------
Investment gain:
   Net investment income earned                           1,027      1,058      1,187
   Net realized capital losses (net of capital
     gains tax expense: 2018 - $69; 2017 - $82;
     2016 - $61)                                           (111)      (110)      (106)
                                                       --------   --------   --------
Net investment gain                                         916        948      1,081
                                                       --------   --------   --------
Net loss from agents' or premium balances
  charged-off                                                (3)       (19)       (36)
Other (expense) income                                     (136)        39        (20)
                                                       --------   --------   --------
Net loss after capital gains taxes and before
  federal income taxes                                     (332)      (463)      (277)
Federal and foreign income tax benefit                      (54)       (69)       (34)
                                                       --------   --------   --------
Net loss                                               $   (278)  $   (394)  $   (243)
                                                       ========   ========   ========
Change in Capital and Surplus
Capital and surplus, as of December 31, previous
  year                                                 $  6,238   $  6,448   $  6,641
   Adjustment to beginning surplus (Note 2)                  71         38         66
                                                       --------   --------   --------
Capital and surplus, as of January 1,                     6,309      6,486      6,707
   Other changes in capital and surplus:
       Net loss                                            (278)      (394)      (243)
       Change in net unrealized capital gain
         (loss) (net of capital gain (loss) tax
         expense (benefit): 2018 - ($50) $; 2017
         - $2; 2016 - ($16)                                (137)       204        (48)
       Change in net deferred income tax                     31       (394)       118
       Change in nonadmitted assets                         (91)       410       (157)
       Change in provision for reinsurance                  (10)        17         (3)
       Capital contribution                                 150         --        700
       Dividends to stockholder                              --         --       (600)
       Foreign exchange translation                         (20)       (54)        22
       Change in statutory contingency reserve              (31)       (39)       (44)
       Other surplus adjustments                             --          2         (4)
                                                       --------   --------   --------
   Total changes in capital and surplus                    (386)      (248)      (259)
                                                       --------   --------   --------
Capital and Surplus, as of December 31,                $  5,923   $  6,238   $  6,448
                                                       ========   ========   ========

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
7 STATEMENTS OF OPERATIONS and CHANGES IN CAPITAL AND SURPLUS - for the years ending December 31, 2018, 2017 and 2016

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                           Statements of Cash Flows

                                                   For the Years Ended December 31,
                                                   -------------------------------
                                                     2018       2017       2016
                                                   --------   --------   --------
Cash from Operations:
   Premiums collected, net of reinsurance          $  5,292   $  5,395   $  6,477
   Net investment income                                839        920        974
   Miscellaneous income (expense)                         4        (17)        17
                                                   --------   --------   --------
   Sub-total                                          6,135      6,298      7,468
                                                   --------   --------   --------
   Benefit and loss related payments                  4,832      7,209      2,750
   Commission and other expense paid                  2,599      3,407      2,236
   Federal and foreign income taxes recovered            (1)       (98)         9
                                                   --------   --------   --------
   Net cash (used in) provided from operations       (1,295)    (4,220)     2,473
                                                   --------   --------   --------
Cash from Investments:
Proceeds from investments sold, matured, or repaid
   Bonds                                              3,990      7,709      5,646
   Stocks                                               339        324         35
   Mortgage loans                                       111        615        118
   Other investments                                  1,790      1,591      1,026
                                                   --------   --------   --------
   Total proceeds from investments sold, matured,
     or repaid                                        6,230     10,239      6,825
                                                   --------   --------   --------
Cost of investments acquired
   Bonds                                              3,766      4,278      7,584
   Stocks                                                56        454         59
   Mortgage loans                                       748        763        871
   Other investments                                    870        853      1,035
                                                   --------   --------   --------
   Total cost of investments acquired                 5,440      6,348      9,549
                                                   --------   --------   --------
   Net cash provided from investing activities          790      3,891     (2,724)
                                                   --------   --------   --------
Cash from Financing and Miscellaneous Sources:
   Borrowed funds repaid                                (65)      (180)       216
   Intercompany receipts                                599        577        (61)
   Net deposit activity on deposit-type contracts
     and other insurance                                (27)       (13)       (24)
   Collateral deposit liability (payments)
     receipts                                           (24)         8         50
   Other receipts                                        60         30         84
                                                   --------   --------   --------
   Net cash provided from financing and
     miscellaneous activities                           543        422        265
                                                   --------   --------   --------
Net change in cash, cash equivalents, and
  short-term investments                                 38         93         14
Cash, cash equivalents, and short-term investments
                                                   --------   --------   --------
   Beginning of year                                    238        145        131
                                                   --------   --------   --------
   End of year                                     $    276   $    238   $    145
                                                   ========   ========   ========

   Refer to Note 11D for description of non-cash items.

               See Notes to Statutory Basis Financial Statements

-------------------------------------------------------------------------------
8   STATEMENT OF CASH FLOW - for the years ended December 31, 2018, 2017 and
    2016

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


1. Organization and Summary of Significant Statutory Basis Accounting Policies
--------------------------------------------------------------------------------

A. Basis of Organization and Presentation
--------------------------------------------------------------------------------

Organization
--------------------------------------------------------------------------------
American Home Assurance Company ("the Company" or "American Home") is a direct wholly-owned subsidiary of AIG Property Casualty U.S., Inc. ("AIG PC US"), a Delaware corporation, which is in turn owned by AIG Property Casualty Inc.
("AIG PC"), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the "Ultimate Parent" or "AIG"). AIG conducts its property and casualty operations through multiple line companies writing substantially all commercial (casualty, property, specialty and financial liability) and consumer (accident & health and personal lines) insurance both domestically and abroad.

The Company is party to an inter-company pooling agreement (the "Combined Pooling Agreement"), among the twelve companies listed below, collectively named the Combined Pool. Effective January 1, 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies.

The member companies of the Combined Pool, their National Association of Insurance Commissioners ("NAIC") company codes, inter-company pooling participation percentages under the Combined Pooling Agreement and states of domicile are as follows:

                                                               Pool
                                                    NAIC   Participation   State of
Company                                            Company  Percentage     Domicile
-------                                            ------- ------------- ------------
National Union Fire Insurance Company of
  Pittsburgh, Pa. (National Union)*                 19445       35%      Pennsylvania
American Home Assurance Company (American Home)     19380       35%          New York
Lexington Insurance Company (Lexington)             19437       30%          Delaware
AIG Property Casualty Company (APCC)                19402        0%      Pennsylvania
Commerce and Industry Insurance Company (C&I)       19410        0%          New York
The Insurance Company of the State of
  Pennsylvania (ISOP)                               19429        0%          Illinois
New Hampshire Insurance Company (New Hampshire)     23841        0%          Illinois
AIG Specialty Insurance Company (Specialty)         26883        0%          Illinois
AIG Assurance Company (Assurance)                   40258        0%          Illinois
Granite State Insurance Company (Granite)           23809        0%          Illinois
Illinois National Insurance Co. (Illinois
  National)                                         23817        0%          Illinois
AIU Insurance Company (AIU)                         19399        0%          New York

* Lead Company of the Combined Pool

Refer to Note 6 for additional information on the Combined Pool and the effects of the changes in the intercompany pooling arrangements (the "2017 Pooling Restructure Transaction").

The Company accepts commercial business primarily through a network of independent retail and wholesale brokers and through an independent agency networks. In addition, the Company accepts consumer business primarily through agents and brokers, as well as through direct marketing and partner organizations. There were no Managing Agents or Third Party Administrators who placed direct written premium with the Company in an amount exceeding more than
5.0 percent of surplus of the Company for the years ending December 31, 2018, 2017, and 2016.

The Company is diversified in terms of classes of its business, distribution network and geographic locations. The Company has direct written premium concentrations of 5.0 percent or more in the following locations:

-------------------------------------------------------------------------------
9 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


State / Location                                                  2018 2017 2016
----------------                                                  ---- ---- ----
California                                                        $103 $124 $70
Florida                                                             68   86  78
United Arab Emirates                                                66   71  88
New York                                                            36   65  97
Texas                                                               26   48  48

Basis of Presentation
--------------------------------------------------------------------------------
The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services ("NY SAP"). Certain balances relating to prior periods have been reclassified to conform to the current year's presentation.

Additionally, the financial statements include the Company's U.S. operations, its Dubai, Caribbean, Jamaica and Argentina branch operations and its participation in the American International Overseas Association (the "Association").

The Company's financial information as of and for the years ended December 31, 2018, 2017 and 2016 have been presented in accordance with the terms of the Combined Pooling Agreement. Refer to Note 6 for additional information regarding the changes in the pooling percentages.

B. Permitted and Prescribed Practices
--------------------------------------------------------------------------------
NY SAP recognizes only statutory accounting practices prescribed or permitted by the New York State Department of Financial Services ("NY DFS") for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Code. The NAIC Statutory Accounting Principles included within the Accounting Practices and Procedures Manual ("NAIC SAP") have been adopted as a component of prescribed practices by the NY DFS. The
Superintendent of the NY DFS (the "Superintendent") has the right to permit other specific practices that differ from prescribed practices.

NY SAP has prescribed the practice of discounting workers' compensation known case loss reserves on a non-tabular basis. This practice is not prescribed under NAIC SAP.

For the affiliated loss portfolio transfer ("LPT") agreement entered into during 2018, the Company received permitted practices to present the consideration paid in relation to statutory reserves ceded to Fortitude Reinsurance Company Limited ("Fortitude Re") and Eaglestone Reinsurance Company ("Eaglestone") within paid losses rather than as premium written and earned. The classification change has no effect on net income or surplus. Refer to Note 5 for further details.

In 2016, the Company applied a permitted practice to present the consideration received in relation to loss reserves transferred other than via commutation as part of the updated and amended Combined Pooling Agreement transaction within paid losses rather than as premiums written and earned. The classification change had no effect on net income or surplus.

Insurance Department of the Commonwealth of Pennsylvania ("PA SAP") has prescribed the availability of certain offsets in the calculation of the Provision for reinsurance, which offsets are not prescribed under NAIC SAP. The Company has received approval to reflect the transfer of collection risk on certain of the Company's asbestos related reinsurance recoverable balances, to an authorized third party reinsurer, as another form of collateral acceptable to the Commissioner with respect to the reinsurance recoverable balance from the original reinsurers.

In 2016, the Company applied a permitted practice to recognize the effects of a retroactive aggregate excess of loss reinsurance agreement (the "ADC" or "Adverse Development Cover") entered into in January 2017 with National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway, Inc. In addition, the Company applied a permitted practice to record the impact of the ADC as prospective reinsurance. The permitted practice also allowed the Company to reflect the consideration as paid losses rather than a reduction in premiums earned. The surplus gain associated with the ADC has been reported in a segregated surplus account and does not form part of the Company's Unassigned surplus, subject to the applicable dividend restrictions; such amounts must be restricted in surplus until such time as payments received by NICO exceed premiums paid for the retrocession.

The use of the aforementioned permitted and prescribed practices has not affected the Company's ability to comply with the NY DFS's risk based capital ("RBC") and surplus requirements for the 2018, 2017 or 2016 reporting periods.

-------------------------------------------------------------------------------
10 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

A reconciliation of the net income (loss) and capital and surplus between NAIC SAP and practices prescribed or permitted by NY SAP is shown below:

                                                             SSAP # FS Ref  2018    2017    2016
                                                             ------ ------ ------  ------  ------
Net loss, NY SAP                                                           $ (278) $ (394) $ (243)
State prescribed or permitted practices - addition (charge):
   Change in non-tabular discounting                           65     (a)      13      73     147
   Adverse Development Cover                                  62R     (a)      --      --    (514)
   Present the consideration received/paid in relation to
     the loss reserves within paid losses                     62R     (b)      --      --      --
                                                              ---     --   ------  ------  ------
Net loss, NAIC SAP                                                         $ (265) $ (321) $ (610)
                                                              ---     --   ------  ------  ------
Statutory surplus, NY SAP                                                  $5,923  $6,238  $6,448
State prescribed or permitted practices - addition (charge):
   Non-tabular discounting                                     65     (a)     (73)    (86)   (159)
   Credits for collection risk on certain asbestos
     reinsurance recoveries                                   62R     (c)     (61)    (43)    (58)
   Adverse Development Cover                                  62R     (d)    (920)   (689)   (514)
   Present the consideration received/paid in relation to
     the loss reserves within paid losses                     62R     (b)      --      --      --
                                                              ---     --   ------  ------  ------
Statutory surplus, NAIC SAP                                                $4,869  $5,420  $5,717
                                                              ===     ==   ======  ======  ======

(a)Impacts Reserves for losses and loss adjustment expenses within the Statements of Liabilities, Capital and Surplus and Losses incurred within the Statements of Operations and Changes in Capital and Surplus.
(b)Impacts Losses incurred and Premiums earned within the Statements of Operations and Changes in Capital and Surplus.
(c)Impacts Provision for reinsurance within the Statements of Liabilities, Capital and Surplus and the change in Provision for reinsurance within the Statements of Operations and Changes in Capital and Surplus.
(d)Impacts Special surplus funds from reinsurance within the Statements of Liabilities, Capital and Surplus. Although the application of prospective reinsurance treatment to the ADC results in no overall change to surplus, the permitted practice applied results in any gain being restricted and reported in segregated surplus and does not form part of the Company's Unassigned surplus.

C. Use of Estimates in the Preparation of the Financial Statements
--------------------------------------------------------------------------------
The preparation of statutory financial statements in accordance with NY SAP requires the application of accounting policies that often involve a significant degree of judgment. The Company's accounting policies that are most dependent on the application of estimates and assumptions are considered critical accounting estimates and are related to the determination of:

    . Reserves for losses and loss adjustment expenses ("LAE") including estimates and recoverability of the related reinsurance assets;

    .  Legal contingencies;

    .  Other than temporary impairment ("OTTI") losses on investments;

    . Fair value of certain financial assets, impacting those investments measured at fair value in the Statements of Admitted Assets and Liabilities, Capital and Surplus, as well as unrealized gains (losses) included in Capital and Surplus; and

    . Income tax assets and liabilities, including the recoverability and admissibility of net deferred tax assets and the predictability of future tax operating profitability of the character necessary to realize the net deferred tax asset.

These accounting estimates require the use of assumptions, including some that are highly uncertain at the time of estimation. It is reasonably possible that actual experience may materially differ from the assumptions used and therefore the Company's statutory financial condition, results of operations and cash flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed the accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The
Company does not believe such revisions would have a material impact on surplus.

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11 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Accounting Policy Differences
--------------------------------------------------------------------------------
NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("US GAAP"). NAIC SAP varies from US GAAP in certain significant respects, including:

           Transactions                     NAIC SAP Treatment                  US GAAP Treatment
           ------------             ----------------------------------  -----------------------------------
Policy Acquisition Costs            Costs are immediately expensed and  Costs directly related to the
Principally brokerage commissions   are included in Other Underwriting  successful acquisition of new or
and premium taxes arising from the  Expenses, except for reinsurance    renewal insurance contracts are
issuance of insurance contracts.    ceding commissions received in      deferred and amortized over the
                                    excess of the cost to acquire       term of the related insurance
                                    business which are recognized as a  coverage.
                                    deferred liability and amortized
                                    over the period of the reinsurance
                                    agreement.

Unearned Premiums, Unpaid Losses    Presented net of reinsurance        Presented gross of reinsurance
and Loss Expense Liabilities        recoverable.                        with corresponding reinsurance
                                                                        recoverable assets for ceded
                                                                        unearned premiums and reinsurance
                                                                        recoverable on unpaid losses,
                                                                        respectively.

Retroactive reinsurance contracts   Gains and losses are recognized in  Gains are deferred and amortized
                                    earnings immediately and surplus    over the settlement period of the
                                    is segregated to the extent pretax  ceded claim recoveries. Losses are
                                    gains are recognized. Certain       immediately recognized in the
                                    retroactive affiliate or related    Statements of Operations.
                                    party reinsurance contracts are
                                    accounted for as prospective
                                    reinsurance if there is no gain in
                                    surplus as a result of the
                                    transaction.

Investments in Bonds held as:       Investment grade securities (rated  All available for sale investments
1) available for sale               by NAIC as class 1 or 2) are        are carried at fair value with
2) fair value option                carried at amortized cost. Non-     changes in fair value, net of
                                    investment grade securities (NAIC   applicable taxes, reported in
                                    rated 3 to 6) are carried at the    accumulated other comprehensive
                                    lower of amortized cost and fair    income within shareholder's equity.
                                    value.
                                                                        Fair value option investments are
                                                                        carried at fair value with changes
                                                                        in fair value, net of applicable
                                                                        projected income taxes, reported
                                                                        in net investment income.

Investments in Equity Securities    Carried at fair value with          All equity securities that do not
                                    unrealized gains and losses         follow the equity method of
                                    reported, net of applicable taxes,  accounting, are measured at fair
                                    in the Statements of Changes in     value with changes in fair value
                                    Capital and Surplus.                recognized in earnings.

Investments in Limited              Carried at the underlying US GAAP   If aggregate interests allow the
Partnerships, Hedge Funds and       equity with results from the        holding entity to exercise more
Private Equity Interests            investment's operations recorded,   than minor influence (typically
                                    net of applicable taxes, as         more than 3%), the investment is
                                    unrealized gains (losses) directly  carried at Net Asset Value ("NAV")
                                    in the Statements of Changes in     with changes in value recorded to
                                    Capital and Surplus.                net investment income.

                                                                        Where the aggregate interests
                                                                        allow the entity to exercise only
                                                                        minor influence (typically less
                                                                        than 3%), the investment is
                                                                        recorded at NAV with changes in
                                                                        value recorded, net of tax, as a
                                                                        component of accumulated other
                                                                        comprehensive income in
                                                                        shareholder's equity.

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12 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

           Transactions                     NAIC SAP Treatment                  US GAAP Treatment
           ------------             ----------------------------------  ----------------------------------
Investments in Subsidiary,          Subsidiaries are not consolidated.  Consolidation is required when
Controlled and Affiliated Entities                                      there is a determination that the
(SCAs)                                                                  affiliated entity is a variable
                                                                        interest entity ("VIE") and the
                                                                        entity has a variable interest and
                                                                        the power to direct the activities
                                                                        of the VIE. The VIE assessment
                                                                        would consider various factors
                                                                        including limited partnership (LP)
                                    The equity investment in SCAs are   status and inherent rights of
                                    accounted for under the equity      equity investors.
                                    method and recorded as Common
                                    stock investments. Dividends are    Investments in SCAs that are
                                    recorded within Net Investment      voting interest entities (VOE)
                                    Income.                             with majority voting rights are
                                                                        generally consolidated.

                                                                        Investments in SCAs where the
                                                                        holding entity exercises
                                                                        significant influence (generally
                                                                        ownership of>3% voting interests
                                                                        for LPs and similar entities and
                                                                        between 20 percent and 50 percent
                                                                        for other entities) are recorded
                                                                        at equity value. The change in
                                                                        equity is included within
                                                                        operating income.

Statement of Cash Flows             Statutory Statements of Cash Flows  The Statements of Cash Flows can
                                    must be presented using the direct  be presented using the direct or
                                    method. Changes in cash, cash       indirect methods, however are
                                    equivalents, and short-term         typically presented using the
                                    investments and certain sources of  indirect method. Presentation is cash are excluded from operational  limited to changes in cash and
                                    cash flows. Non-cash items are      cash equivalents (short-term
                                    required to be excluded in the      investments are excluded). All
                                    Statements of Cash Flows and        non-cash items are excluded from
                                    should be disclosed accordingly.    the presentation of cash flows.

Deferred Federal Income Taxes       Deferred income taxes are           The provision for deferred income
                                    established for the temporary       taxes is recorded as a component
                                    differences between tax and book    of income tax expense, as a
                                    assets and liabilities, subject to  component of the Statements of
                                    limitations on admissibility of     Operations, except for changes
                                    tax assets.                         associated with items that are
                                                                        included within other
                                    Changes in deferred income taxes    comprehensive income where such
                                    are recorded within capital and     items are recorded net of
                                    surplus and have no impact on the   applicable income taxes.
                                    Statements of Operations.

Statutory Adjustments               Certain asset balances designated   All assets and liabilities are
(applied to certain assets          as nonadmitted, such as intangible  included in the financial
including goodwill, furniture and   assets and certain investments in   statements. Provisions for
equipment, deferred taxes in        affiliated entities are excluded    uncollectible receivables are
excess of limitations, prepaid      from the Statements of Admitted     established as valuation
expenses, overdue receivable        Assets and are reflected as         allowances and are recognized as
balances and unsecured reinsurance  deductions from capital and         expense within the Statements of
amounts)                            surplus.                            Operations.

                                    A Provision for reinsurance is
                                    established for unsecured
                                    reinsurance amounts recoverable
                                    from unauthorized and certain
                                    authorized reinsurers with a
                                    corresponding reduction to
                                    Unassigned surplus.

The effects on the financial statements of the variances between NAIC SAP and US GAAP, although not reasonably determinable, are presumed to be material.

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13 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


E. Significant Statutory Accounting Policies
--------------------------------------------------------------------------------

Premiums
--------------------------------------------------------------------------------
Premiums for insurance and reinsurance contracts are recorded as gross premiums written as of the effective date of the policy. Premiums are earned primarily on a pro-rata basis over the term of the related insurance coverage. Premiums collected prior to the effective date of the policy are recorded as advance premiums, reported as a liability and not considered income until due. Extended reporting endorsements are reflected as premiums written and are earned on a pro-rata basis over the stated term of the endorsement unless the term of the endorsement is indefinite in which case premiums are fully earned at inception of the endorsement along with the recognition of associated loss and LAE.

Unearned premium reserves are established on an individual policy basis, reflecting the terms and conditions of the coverage being provided. Unearned premium reserves represent the portion of premiums written relating to the unexpired terms of coverage as of the date of the financial statements. For policies with coverage periods equal to or greater than thirteen months and generally not subject to cancellation or modification by the Company, premiums are earned using a prescribed percentage of completion method. Additional unearned premium reserves for policies exceeding thirteen months are established as greater of three prescribed tests.

Reinsurance premiums are typically earned over the same period as the underlying policies, or risks, covered by the contracts. As a result, the earnings pattern of a reinsurance contract generally written for a 12-month term may extend up to 24 months, reflecting the inception dates of the underlying attaching policies throughout the 12-month period of the reinsurance contract. Reinsurance premiums ceded are recognized as a reduction in revenues over the period reinsurance coverage is provided.

Insurance premiums billed and outstanding for 90 days or more are nonadmitted and charged against Unassigned surplus.

Premiums for retrospectively rated contracts are initially recorded based on the expected loss experience and are earned on a pro-rata basis over the term of the related insurance coverage. Additional or returned premium is recorded if the estimated loss experience differs from the initial estimate and is immediately recognized in earned premium. The Company records accrued retrospectively rated premiums as written premiums. Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date.

Gross written premiums net of ceded written premiums ("Net written premiums") that were subject to retrospective rating features as of December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31,                                         2018  2017  2016
------------------------                                         ----  ----  ----
Net written premiums subject to retrospectively rated contracts  $ 93  $105  $ 72
Percentage of total net written premiums                          1.9%  2.1%  1.1%

As of December 31, 2018 and 2017, the admitted portion of accrued premiums related to the Company's retrospectively rated contracts were $511 and $567, respectively, which will be billed in future periods based primarily on the payment of the underlying expected losses and LAE. Unsecured amounts associated with these accrued retrospective premiums were $60 and $58 as of December 31, 2018 and 2017, respectively. Ten percent of the amount of accrued retrospective premiums receivable not offset by retrospective return premiums or other liabilities to the same party, other than loss and LAE reserves, or collateral (collectively referred to as the unsecured amount) have been nonadmitted in the amount of $10 and $13 as of December 31, 2018 and 2017, respectively.

High Deductible
--------------------------------------------------------------------------------
The Company establishes loss reserves for high deductible policies net of the insured's contractual deductible (such deductibles are referred to as "reserve credits"). The Company establishes a nonadmitted asset for ten percent of paid losses recoverable in excess of collateral held on an individual insured basis, or for one hundred percent of paid losses recoverable where no collateral is held and amounts are outstanding for more than ninety days. Additionally, the Company establishes an allowance for doubtful accounts for such paid losses recoverable in excess of collateral and after nonadmitted assets. Similarly, the Company does not recognize reserve credit offsets to its estimate of loss reserves where such credits are deemed uncollectible, as the Company ultimately bears credit risk on the underlying policies' insurance obligations.

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14 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The following table shows the counterparty exposure on unpaid claims and billed recoverable on paid claims for high deductibles by line of business as of December 31, 2018 and 2017:

                                          Reserve Credits on Recoverable on Paid
December 31, 2018     Gross Loss Reserves   Unpaid Claims          Claims          Total
-----------------     ------------------- ------------------ ------------------- ----------
Allied Lines              $      390          $      390          $      10      $      400
General Liabilities              464                 464                  9             473
Workers Compensation           3,419               3,419                 51           3,470
                          ----------          ----------          ---------      ----------
Total                     $    4,273          $    4,273          $      70      $    4,343
                          ----------          ----------          ---------      ----------

As of December 31, 2018, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $206 and $3,068, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2018 were $1,069, or 25% of the total high deductible. Additionally, as of December 31, 2018, the Company had recoverables on paid claims greater than 90 days overdue of $72, of which $7 have been nonadmitted.

                                          Reserve Credits on Recoverable on Paid
December 31, 2017     Gross Loss Reserves   Unpaid Claims          Claims          Total
-----------------     ------------------- ------------------ ------------------- ----------
Allied Lines              $      394          $      394          $       8      $      402
General Liabilities              445                 445                  6             451
Workers Compensation           3,550               3,550                 39           3,589
                          ----------          ----------          ---------      ----------
Total                     $    4,389          $    4,389          $      53      $    4,442
                          ----------          ----------          ---------      ----------

As of December 31, 2017, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $230 and $3,142, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2017 were $1,202, or 27% of the total high deductible. Additionally, as of December 31, 2017, the Company had recoverables on paid claims greater than 90 days overdue of $51, of which $9 have been nonadmitted.

The following table shows the deductible amounts for the highest ten unsecured high deductible policies as of December 31, 2018 and 2017:

Counterparty*                                 Unsecured High Deductible Amounts
-------------                                 ---------------------------------
December 31,                                        2018             2017
------------                                  ---------------- ----------------
Counterparty 1                                $            129 $            188
Counterparty 2                                             103              107
Counterparty 3                                              75               90
Counterparty 4                                              55               64
Counterparty 5                                              54               50
Counterparty 6                                              54               49
Counterparty 7                                              48               47
Counterparty 8                                              48               39
Counterparty 9                                              21               26
Counterparty 10                                             20               20

* Actual counterparty is not named and may vary year over year. Additionally, a group of entities under common control is regarded as a single counterparty.

Deposit Accounting
--------------------------------------------------------------------------------
Direct insurance transactions where management determines there is insufficient insurance risk transfer are recorded as deposits unless the policy was issued
(i) in respect of the insured's requirement for evidence of coverage pursuant to applicable statutes (insurance statutes or otherwise), contractual terms or normal business practices, (ii) in respect of an excess insurer's requirement for an underlying primary insurance policy in lieu of self-insurance, or
(iii) in compliance with filed forms, rates and/or rating plans.

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15 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Assumed and ceded reinsurance contracts which do not transfer a sufficient amount of insurance risk are recorded as deposits with the net consideration paid or received recognized as a deposit asset or liability, respectively. Deposit assets are admitted if (i) the assuming company is licensed, accredited or qualified by the PA DOI, or (ii) the collateral (i.e., funds withheld, letters of credit or trusts) provided by the reinsurer meets all the requirements of the NY SAP, as applicable. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and expected future payments with a corresponding credit or charge to Other income (expense) in the Statements of Operations.

Deposit assets are recorded to Other assets within the Statements of Admitted Assets, refer to Note 11A. Deposit liabilities are recorded to Other liabilities within the Statements of Liabilities, Capital and Surplus, refer to
Note 11B.

Premium Deficiency
--------------------------------------------------------------------------------
The Company periodically reviews its expected ultimate losses with respect to its unearned premium reserves. A premium deficiency loss and related liability is established if the unearned premium reserves and related future investment income are collectively not sufficient to cover the expected ultimate loss projection. For purposes of premium deficiency tests, contracts are grouped in a manner consistent with how policies are marketed, serviced, and measured for the profitability of such contracts. As of December 31, 2018 and 2017, the Company did not incur any premium deficiency losses.

Retroactive Reinsurance
--------------------------------------------------------------------------------
Transactions involving the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer are recorded as retroactive reinsurance and reported separately from Reserves for losses and loss adjustment expenses in the Statements of Liabilities, Capital and Surplus. Initial pre-tax gains or losses are recorded in Retroactive reinsurance gain within the Statements of Operations and Changes in Capital and Surplus with surplus gains recorded as Special surplus funds from reinsurance which is a component of Capital and Surplus that is restricted from dividend payment. Amounts recorded in Special surplus funds from reinsurance are considered to be earned surplus (i.e., transferred to Unassigned surplus) only when, and to the extent that, cash recoveries from the assuming entity exceed the consideration paid by the ceding entity. Special surplus funds from retroactive reinsurance are maintained separately for each respective retroactive reinsurance agreement; Special surplus funds from retroactive reinsurance account write-in entry on the balance sheet is adjusted, upward or downward, to reflect any subsequent increase or reduction in reserves ceded.
The reduction in the special surplus funds is limited to the lesser of amounts recovered by the Company in excess of consideration paid or the surplus gain in relation to such agreement.

To the extent that the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer is between affiliated entities and neither entity records a gain or loss in surplus, the transaction qualifies as an exception in the NAIC SAP accounting guidance and is accounted for as prospective reinsurance.

Insurance Related Acquisition Costs
--------------------------------------------------------------------------------
Commissions, premium taxes, and certain underwriting costs are expensed as incurred and are included in Other underwriting expenses. The Company records an unearned ceding commission accrual equal to the excess of the ceding commissions received from reinsurers compared to the anticipated acquisition cost of the business ceded. This amount is amortized as an increase to income over the effective period of the reinsurance agreement in proportion to the amount of insurance coverage provided.

Provisions for Allowances and Unauthorized or Overdue Reinsurance
--------------------------------------------------------------------------------
The recoverability of certain assets, including insurance receivables with counterparties, is reviewed periodically by management. A minimum reserve, as required under the NAIC Annual Statement Instructions for Property and Casualty Companies for Schedule F-Provision for Overdue Reinsurance for uncollectible reinsurance is recorded with an additional reserve required if an entity's experience indicates that a higher amount should be provided. The minimum reserve is recorded as a liability and the change between years is recorded as a gain or loss directly to Unassigned fund (surplus) in the Statement of Liabilities, Capital and Surplus. Any reserve over the minimum amount is recorded on the statement of operations by reversing the accounts previously utilized to establish the reinsurance recoverable. Various factors are taken into consideration when assessing the recoverability of these asset balances including: the age of the related amounts due and the nature of the unpaid balance; disputed balances, historical recovery rates and any significant decline in the credit standing of the counterparty. PA SAP is applied in the determination of the Company's Provision for reinsurance.

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16 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------
Reserves for case incurred but not reported ("IBNR") and LAE losses are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are reviewed and updated based on available information, and any resulting adjustments are recorded in the current period. Accordingly, newly established reserves for losses and LAE, or subsequent changes, are charged to income as incurred. In the event of loss recoveries through reinsurance agreements, loss and LAE reserves are reported net of reinsurance amounts recoverable for unpaid losses and LAE. Losses and LAE ceded through reinsurance are netted against losses and LAE incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsurance policy based upon the terms of the underlying contract. See Note 5 for further discussion of policies and methodologies for estimating the liabilities and losses.

Workers' compensation reserves are discounted in accordance with NY DFS statutes; see Note 5 for further details.

Salvage and subrogation recoverables are estimated using past experience adjusted for current trends, and any other factors that would modify past experience. Estimated salvage and subrogation recoveries (net of associated expenses) are deducted from the liability for unpaid claims or losses.

Structured Settlements
--------------------------------------------------------------------------------
In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity by the Company, generally from life insurers, to fund future claim obligations. In the event the life insurers providing the annuity do not meet their obligations, the Company would, in certain cases, become liable for the payments of benefits. As of December 31, 2018 there were no incurred losses, there has been no default by any of the participating life insurers and the Company has not reduced its loss reserves for any annuities purchased where it is both the owner and the payee. Management believes that based on the financial strength of the life insurers involved (mostly affiliates) the likelihood of the Company becoming liable, or incurring an incremental loss, is remote.

The estimated loss reserves eliminated by such structured settlement annuities and the unrecorded loss contingencies as of December 31, 2018 and 2017 were $1,328 and $1,321, respectively.

As of December 31, 2018, the Company had annuities with aggregate statement values in excess of one percent of its policyholders' surplus with life insurer affiliates as follows:

                                                                              Licensed in
Life Insurance Company                                      State of Domicile  New York   Statement Value
----------------------                                      ----------------- ----------- ---------------
American General Life Insurance Company of Texas                 Texas            No           $166
American General Life Insurance Company of Delaware             Delaware          No            270
The United State Life Insurance Company in the City of New        New
  York                                                            York            Yes           837

Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three 'levels' based upon the observability of inputs available in the marketplace as discussed below:

    . Level 1: Fair value measurements that are based upon quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The quoted price for such instruments is not subject to adjustment.

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17 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


    . Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, we must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value (See Note 4 for the balance and activity of financial instruments). The valuation methods and assumptions used in estimating the fair values of financial instruments are as follows:

    . The fair values of bonds, mortgage loans, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchanges, brokers or custodians or the NAIC Capital Markets and Investment Analysis Office ("NAIC IAO").

    . The fair value of derivatives is determined using quoted prices in active markets and other market evidence whenever possible, including market-based updates, broker or dealer quotations or alternative pricing sources.

    . The carrying value of all other financial instruments approximates fair value due to the short term nature.

Cash Equivalents and Short Term Investments
--------------------------------------------------------------------------------
Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both; (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase are classified as short-term investments. Short-term investments are carried at amortized cost which approximates fair value.

Bonds (including Loan Backed and Structured Securities)
--------------------------------------------------------------------------------
Bonds include any securities representing a creditor relationship, whereby there is a fixed schedule for one or more future payments such as US government agency securities, municipal securities, corporate and convertible bonds, and fixed income instruments. Loan-backed and structured securities ("LBaSS") include residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"), pass-through securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer.

Bonds and LBaSS with an NAIC IAO designation of "1" or "2" (considered to be investment grade) are carried at amortized cost. Bonds and LBaSS with an NAIC designation of "3", "4", "5", "5*", "6" or "6*" (considered to be non-investment grade) are carried at the lower of amortized cost or fair value. LBaSS fair values are primarily determined using independent pricing services and broker quotes. Bonds and LBaSS that have not been filed and have not received a designation in over a year, from the NAIC IAO, are assigned a 6* designation and carried at zero, with unrealized losses charged to surplus. Bond and LBaSS securities that have been filed and received a 6* designation can carry a value greater than zero. Bond and LBaSS securities are assigned a 5* designation when the following conditions are met: a) the documentation required for a full credit analysis did not exist, b) the issuer/obligor has made all contractual interest and principal payments, and c) an expectation of repayment of interest and principal exists. Amortization of premium or discount on bonds and LBaSS is calculated using the effective yield method.

Additionally, mortgage-backed securities ("MBS") and ABS prepayment assumptions are obtained from an outside vendor or internal estimates. The retrospective adjustment method is used to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

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18 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Mortgage Loans
--------------------------------------------------------------------------------
Mortgage loans on real estate are carried at unpaid principal balances, net of unamortized premiums, discounts and impairments. Pre-payments of principal are recorded as a reduction in the mortgage loan balance. If a mortgage loan provides for a prepayment penalty or acceleration fee in the event the loan is liquidated prior to its scheduled termination date, such fees is reported as investment income when received. Interest income includes interest collected, the change in interest income due and accrued, the change in unearned interest income as well as amortization of premiums, discounts, and deferred fees and recorded as earned in investment income in the statement of operations.

Impaired loans are identified by management as loans in which it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The Company accrues income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Non-performing loan interest income that is delinquent more than 90 days is generally recognized on a cash basis.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance amounts are established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Internal credit risk ratings are assigned based on the consideration of risk factors including past due status, debt service coverage, loan-to-value ratio or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and of the major property tenants, economic trends in the market where the property is located, and condition of the property.

Preferred Stocks
--------------------------------------------------------------------------------
Perpetual preferred stocks with an NAIC rating of "P1" or "P2", having characteristics of equity securities are carried at fair value. Redeemable preferred stocks with an NAIC rating of "RP1" or "RP2", which have characteristics of debt securities, are carried at book value. All preferred stocks with an NAIC rating of "3" through "6" are carried at the lower of book or fair value.

Unaffiliated Common Stock Securities
--------------------------------------------------------------------------------
Unaffiliated common stock investments are carried at fair value with changes in fair value recorded as unrealized gains (losses) in Unassigned surplus, or as realized losses in the event a decline in value is determined to be other than temporary. For FHLB capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

Investments in subsidiaries and affiliated companies
--------------------------------------------------------------------------------
Investments in non-publicly traded affiliates are recorded based on the underlying equity of the respective entity's financial statements as presented on a basis consistent with the nature of the affiliates operations (including any nonadmitted amounts). The Company's share of undistributed earnings and losses of affiliates is recorded as unrealized gains (losses) in Unassigned surplus.

Investments in joint ventures, partnerships and limited liability companies
--------------------------------------------------------------------------------
Other invested assets include joint ventures and partnerships and are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus. Additionally, other invested assets include investments in collateralized loans that are recorded at the lower of amortized cost and the fair value of the underlying collateral. Changes in carrying value resulting from adjustments where the fair value is less than amortized cost are recorded as unrealized gains (losses) in Unassigned surplus, while changes resulting from amortization are recorded as Net investment income.

Derivatives
--------------------------------------------------------------------------------
Derivative financial instruments are accounted for at fair value using quoted prices in active markets and other market evidence whenever possible, including market-based inputs to valuation models, broker or dealer quotations or alternative pricing sources, reduced by the amount of collateral held or posted by the Company with respect to the derivative position. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus.

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19 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Net investment income and gain/loss
--------------------------------------------------------------------------------
Investment income is recorded as earned and includes interest, dividends and earnings from subsidiaries, loans and joint ventures. Realized gains or losses on the disposition or impairment of investments are determined on the basis of specific identification.

Investment income due and accrued is assessed for collectability. The Company records a valuation allowance on investment income receivable when it is probable that an amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts receivable over 90 days past due, or 180 days past due for mortgage loans, that do not have a valuation allowance are nonadmitted by the Company.

Evaluating Investments for Other-Than-Temporary Impairment
--------------------------------------------------------------------------------
If a bond is determined to have an OTTI in value the cost basis is written down to fair value as its new cost basis, with the corresponding charge to Net realized capital gains (losses) as a realized loss.

For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the original contractual terms..

For loan-backed and structured securities, an OTTI shall be considered to have occurred if the fair value of a security is below its amortized cost and management intends to sell or does not have the ability and intent to retain the security until recovery of the amortized cost (i.e., intent based impairment). When assessing the intent to sell a security, management evaluates relevant facts and circumstances including, but not limited to, decisions to rebalance the investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

In general, a security is considered a candidate for OTTI evaluation if it meets any of the following criteria:

    . The Company may not realize a full recovery on their investment based on lack of ability or intent to hold a security to recovery;

    .  Fundamental credit risk of the issuer exists; and/or

    . Other qualitative/quantitative factors exist indicating an OTTI has occurred.

When a credit-related OTTI is present, the amount of OTTI recognized as a realized capital loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected regardless of management's ability or intent to hold the security.

Common and preferred stock investments whose fair value is less than their carrying value or is at a significant discount to acquisition value are considered to be potentially impaired. For securities with unrealized losses, an analysis is performed. Factors include:

    . If management intends to sell a security that is in an unrealized loss position then an OTTI loss is considered to have occurred;

    . If the investments are trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time based on facts and circumstances of the investment; or

    . If a discrete credit event occurs resulting in: (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under bankruptcy law or any similar laws intended for court supervised reorganization of insolvent enterprises; or, (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    .  If there are other factors precluding a full recovery of the investment.

Limited partnership investments whose fair value is less than its book value with a significant unrealized loss are considered candidates for OTTI. OTTI factors that are periodically considered include:

    . If an order of liquidation or other fundamental credit issues with the partnership exists;

    . If there is a significant reduction in scheduled cash flow activities between the Company and the partnership or fund during the year;

    . If there is an intent to sell, or the Company may be required to sell, the investment prior to the recovery of cost of the investment; or

    . If other qualitative/quantitative factors indicating an OTTI exist based on facts and circumstances of the investment.

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20 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Equities in Pools & Associations
--------------------------------------------------------------------------------
The Company accounts for its participation in the business pooled via the Association (see Note 6) and its deposit in the Association by recording the Company's share of:

    .  direct and assumed premium as gross premium,

    . underwriting and net investment income results in the Statements of Operations and Changes in Capital and Surplus,

    .  insurance and reinsurance balances in the Statements of Admitted Assets,

    . all other non-insurance assets and liabilities held by the Association, all of which are on its members' behalf, as Equities in Underwriting Pools and Associations in the Statements of Admitted Assets, and

    .  cashflows in the Statements of Cash Flows.

Foreign Currency Translation
--------------------------------------------------------------------------------
Foreign currency denominated assets and liabilities are translated into U.S. dollars using rates of exchange prevailing at the period end date. Revenues, expenses, gains, losses and surplus adjustments, of non-U.S. operations are translated into U.S. dollars based on weighted average exchange rate for the period. All gains or losses due to translation adjustments recorded as unrealized gains (losses) within Unassigned surplus in the Statements of Liabilities, Capital and Surplus. All realized gains and losses due to exchange differences between settlement date and transaction date resulting from foreign currency transactions, not in support of foreign insurance operations, are included in Net realized capital gains (losses) in the Statements of Operations and Changes in Capital and Surplus.

Retirement Plans, Deferred Compensation, Postemployment Benefits and
Compensated Absences and Other Postretirement Benefit Plans
--------------------------------------------------------------------------------
The Company's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans. AIG charges the Company and its insurance company affiliates pursuant to intercompany expense sharing agreements; the expenses are then shared by the pool participants in accordance with the pooling agreement.

In August 2015, AIG amended the defined benefit pension plans, to freeze benefit accruals effective January 1, 2016. Consequently, these plans were closed to new participants and current participants ceased earning additional benefits as of December 31, 2015. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

AIG sponsors various defined contribution plans that provide for pre-tax salary reduction contributions by its U.S. employees. The most significant plan is the AIG Incentive Savings Plan, to which the Company makes matching contributions of 100 percent of the first six percent of employee contributions, subject to Internal Revenue Service imposed limitations. Effective January 1, 2016, participants began receiving an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the Internal Revenue Service ("IRS")-imposed limitations.

The Company incurred employee related costs related to defined benefit and defined contribution plans during 2018, 2017 and 2016 of $5, $10 and $10, respectively.

Depreciation
--------------------------------------------------------------------------------
Certain assets, principally electronic data processing ("EDP") equipment, software and leasehold improvements are designated as nonadmitted assets and their net book value is deducted from surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding five years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement.

Income Taxes
--------------------------------------------------------------------------------
The Company files a consolidated U.S. federal income tax return with AIG. AIG has more than 300 subsidiaries which form part of this tax return. A complete listing of the participating subsidiaries is included in Note 8.

The Company is allocated U.S. federal income taxes based upon a tax sharing agreement (the "Tax Sharing Agreement") with AIG, effective January 1, 2018, and approved by the Company's Board of Directors. This agreement provides that the Company shall incur tax results that would have been paid or received by such company if it had filed a separate federal income tax return, with limited exceptions.

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21 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Additionally, while the agreement described above governs the current and deferred income tax recorded in the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes may at times be different. The terms of this agreement are based on principles consistent with the allocation of income tax expense or benefit on a separate company basis, except that:

    . The sections of the Internal Revenue Code relating to the Base Erosion Anti-abuse Tax ("BEAT") are applied, but only if the AIG consolidated group is subject to BEAT in the Consolidated Tax Liability, and;

    . The impact of Deferred Intercompany Transactions (as defined in Treas. Reg. (S)1.1502-13(b)(1), if the "intercompany items" from such transaction, as defined in Treas. Reg. (S)1.1502-13(b)(2), have not been taken into account pursuant to the "matching rule" of Treas. Reg.
       (S)1.1502-13(c)), are excluded from current taxation, provided however, that the Company records the appropriate deferred tax asset and/or deferred tax liability related to the gain or loss and includes such gain or loss in its separate return tax liability in the subsequent tax year when the deferred tax liability or deferred tax asset becomes current.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses that it may incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes.

Under the Tax Sharing Agreement, income tax liabilities related to uncertain tax positions and tax authority audit adjustments ("TAAAs") shall remain with the Company for which the income tax liabilities relate. Furthermore, if and when such income tax liabilities are realized or determined to no longer be necessary, the responsibility for any additional income tax liabilities, benefits or rights to any refunds due, remains with the Company.

In accordance with Circular Letter 1979-33 issued by the NY DFS, AIG shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the AIG consolidated tax liability. As of December 31, 2018, the Company's separate return liability did not exceed the AIG consolidated tax liability and therefore no amounts were maintained in escrow.

Deferred Taxes
--------------------------------------------------------------------------------
The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized ("adjusted gross deferred tax asset"). The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it would be to support a conclusion that a valuation allowance is not needed.

The Company's framework for assessing the recoverability of deferred tax assets requires it to consider all available evidence, including:

    . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

    . the sustainability of recent operating profitability of the Company's subsidiaries;

    . the predictability of future operating profitability of the character necessary to realize the net deferred tax asset;

    . the carryforward periods for the net operating loss, capital loss and foreign tax credit carryforwards, including the effect of reversing taxable temporary differences; and

    . prudent and feasible actions and tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset.

The adjusted gross deferred tax asset is then assessed for statutory admissibility. The reversing amount eligible for loss carryback or the amount expected to be realized in three years is admissible, subject to the defined surplus limitation. The remaining adjusted gross deferred tax asset can be admitted to the extent of offsetting deferred tax liabilities.

2. Accounting Adjustments to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

A. Change in Accounting Principles
--------------------------------------------------------------------------------

2018 and 2017 Changes
--------------------------------------------------------------------------------

The Company did not adopt any material change in accounting principles in 2018 or 2017.

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22 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


2016 Changes
--------------------------------------------------------------------------------
In 2016, the Company adopted the following change in the SSAP:

Going Concern: In June 2015, the Statutory Accounting Principles Working Group adopted changes to SSAP No.1, , Disclosures of Accounting Policies, Risks & Uncertainties, and Other Disclosures ("SSAP 1"), with a December 31, 2016 effective date, requiring management to evaluate whether there are conditions that give rise to substantial doubt over the Company's ability to continue as a going concern within one year from the financial statement issuance date. Conditions that would give rise to substantial doubt ordinarily relate to the Company's ability to meet its obligations as they become due. If substantial doubt arises over the Company's ability to continue as a going concern, the Company shall provide disclosure detailing management's evaluation and the consideration of management's plans to alleviate any substantial doubt. The adoption of this change did not have an effect on the Company's financial condition, results of operations or cash flows.

B. Adjustments to Surplus
--------------------------------------------------------------------------------
During 2018, 2017 and 2016 the Company identified corrections that resulted in after-tax statutory adjustments to beginning capital and surplus of $72, $38 and $66, respectively. In accordance with SSAP No. 3, Accounting Changes and Corrections of Errors ("SSAP 3"), the corrections of errors have been reported in the 2018, 2017 and 2016 statutory financial statements as adjustments to Unassigned surplus. The impact of these corrections would have decreased the 2017 pre-tax income by $10 and decreased the 2016 pre-tax income by $20. Management has concluded that the effects of these errors on the previously issued financial statements were immaterial based on a quantitative and qualitative analysis. The impact to surplus, assets and liabilities as of January 1, 2018, 2017 and 2016 is presented in the following tables:

                                                        Policyholders' Total Admitted
2018 Adjustments                                           Surplus         Assets     Total Liabilities
----------------                                        -------------- -------------- -----------------
Balance at December 31, 2017                                $6,238        $25,638          $19,400
Adjustments to beginning Capital and Surplus:
   Asset corrections                                            56             56               --
   Liability corrections                                         6             --               (6)
   Income tax corrections                                       10             10               --
                                                            ------        -------          -------
       Total adjustments to beginning Capital and
         Surplus                                                72             66               (6)
                                                            ------        -------          -------
Balance at January 1, 2018 as adjusted                      $6,310        $25,704          $19,394
                                                            ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of a) an understatement in the carrying value of an investment impacting 2017 financials; b) deposit accounting not recorded within contract terms.

Liability corrections - The decrease in total liabilities is primarily the result of a) a net decrease in unearned premium reserves on multi-year direct policies; partially offset by b) an increase due to an over-cession of premiums and losses on a specific program.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

-------------------------------------------------------------------------------
23 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                Policyholders' Total Admitted
2017 Adjustments                                                   Surplus         Assets     Total Liabilities
----------------                                                -------------- -------------- -----------------
Balance at December 31, 2016                                        $6,448        $29,684          $23,236
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    27             27               --
   Liability corrections                                                 3             --               (3)
   Income tax corrections                                                8              8               --
                                                                    ------        -------          -------
       Total adjustments to beginning Capital and Surplus               38             35               (3)
                                                                    ------        -------          -------
Balance at January 1, 2017 as adjusted                              $6,486        $29,719          $23,233
                                                                    ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of the recording of real estate step up gains.

Liability corrections - The decrease in total liabilities is primarily the result of a) a decrease due to an over-accrual of insurance taxes, licenses and fees; partially offset by b) an increase resulting from the understatement of losses; c) an increase due to understatement of interest expense on environmental funds held and d) an increase for direct business which was being accounted for as Deposit Accounting in error.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

                                                                Policyholders' Total Admitted
2016 Adjustments                                                   Surplus         Assets     Total Liabilities
----------------                                                -------------- -------------- -----------------
Balance at December 31, 2015                                        $6,641        $26,103          $19,462
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    42             42               --
   Liability corrections                                                (3)            --                3
   Income tax corrections                                               27             27               --
                                                                    ------        -------          -------
       Total adjustments to beginning Capital and Surplus               66             69                3
                                                                    ------        -------          -------
Balance at January 1, 2016 as adjusted                              $6,707        $26,172          $19,465
                                                                    ======        =======          =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of a) an increase due to an overcharge of claims service fees related to an internally developed system; partially offset by b) a decrease due to understatement of the prior year expense allocation; and c) a decrease related to unsupported ceded premiums.

Liability corrections - The increase in total liabilities is primarily the result of a) an increase due to ceded losses reversed without consideration of contract limits; b) an increase due to recording of unsupported ceded reserves; and c) an increase resulting from losses understated on certain client accounts; partially offset by d) a decrease related to an overstatement of profit share between AIG PC Pool companies and AIG Warranty Guard Agency.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

-------------------------------------------------------------------------------
24 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


3. Investments
--------------------------------------------------------------------------------

A. Bond Investments
--------------------------------------------------------------------------------
The reconciliations from carrying value to fair value of the Company's bond investments as of December 31, 2018 and 2017 are outlined in the tables below:

                                                                                        Gross      Gross
                                                                            Carrying  Unrealized Unrealized   Fair
December 31, 2018                                                            Value      Gains      Losses     Value
-----------------                                                           --------- ---------- ---------- ---------
U.S. governments                                                            $      57  $      1    $  --    $      58
All other governments                                                             258         1       (4)         255
States, territories and possessions                                               432        20       (3)         449
Political subdivisions of states, territories and possessions                     382        13       (1)         394
Special revenue and special assessment obligations and all non-guaranteed
  obligations of agencies and authorities and their political subdivisions      2,636        53      (27)       2,662
Industrial and miscellaneous                                                   10,769       461     (113)      11,117
                                                                            ---------  --------    -----    ---------
Total                                                                       $  14,534  $    549    $(148)   $  14,935
                                                                            =========  ========    =====    =========

                                                                                        Gross      Gross
                                                                            Carrying  Unrealized Unrealized   Fair
December 31, 2017                                                            Value      Gains      Losses     Value
-----------------                                                           --------- ---------- ---------- ---------
U.S. governments                                                            $     109  $      2     $ --    $     111
All other governments                                                             207         1       (1)         207
States, territories and possessions                                               664        41       (1)         704
Political subdivisions of states, territories and possessions                     752        36       (1)         787
Special revenue and special assessment obligations and all non-guaranteed
  obligations of agencies and authorities and their political subdivisions      2,944       101      (13)       3,032
Industrial and miscellaneous                                                   10,477       565      (52)      10,990
                                                                            ---------  --------     ----    ---------
Total                                                                       $  15,153  $    746     $(68)   $  15,831
                                                                            =========  ========     ====    =========

The carrying values and fair values of bonds at December 31, 2018, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                           Carrying    Fair
December 31, 2018                                           Value      Value
-----------------                                         ---------- ----------
Due in one year or less                                   $      487 $      487
Due after one year through five years                          2,557      2,567
Due after five years through ten years                         1,882      1,873
Due after ten years                                            1,959      1,986
Structured securities                                          7,693      8,065
                                                          ---------- ----------
Total                                                     $   14,578 $   14,978
                                                          ========== ==========

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25 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Mortgage Loan Investments
--------------------------------------------------------------------------------
The minimum and maximum lending rates for mortgage loans during 2018 were:

                                   Minimum        Maximum
                  Category      Lending Rate % Lending Rate %
                  --------      -------------- --------------
                  Office             4.3%           5.0%
                  Industrial         3.0%           4.5%
                  Multi-Family       2.1%           4.3%
                  Residential        2.9%           5.2%

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 95 percent. The Company's mortgage loan portfolio is current as to payments of principal and interest, for both periods presented. There were no significant amounts of nonperforming mortgages (defined as those loans where payment of contractual principal or interest is more than 90 days past due) during any of the periods presented. The Company did not have any advanced amounts for taxes or assessments. The following table details an analysis of mortgage loans as of December 31, 2018 and 2017:

                                   Residential            Commercial
                                ----------------- ---------------------------
                           Farm Insured All Other Insured All Other Mezzanine Total
                           ---- ------- --------- ------- --------- --------- ------
2018
   Recorded Investment
   Current                 $--    $--     $486      $--    $2,191      $--    $2,677
   30 - 59 days past due    --     --        2       --        --       --         2
                           ---    ---     ----      ---    ------      ---    ------
   Total                   $--    $--     $488      $--    $2,191      $--    $2,679
                           ---    ---     ----      ---    ------      ---    ------
2017
   Recorded Investment
   Current                 $--    $--     $339      $--    $1,727      $--    $2,066
   30 - 59 days past due    --     --        1       --        --       --         1
                           ---    ---     ----      ---    ------      ---    ------
Total                      $--    $--     $340      $--    $1,727      $--    $2,067
                           ===    ===     ====      ===    ======      ===    ======

C. Loan-Backed and Structured Securities
--------------------------------------------------------------------------------

The Company did not record any non-credit OTTI losses during 2018 and 2017 for LBaSS.

As of December 31, 2018 and 2017, the Company held LBaSS for which it recognized $43 and $19 respectively of credit-related OTTI based on the present value of projected cash flows being less than the amortized cost of the securities.

The following table shows the aggregate unrealized losses and related fair value relating to those securities for which an OTTI has not been recognized as of the reporting date and the length of time that the securities have been in a continuous unrealized loss position:

Years Ended December 31,                                              2018      2017
------------------------                                            --------  --------
Aggregate unrealized losses:
   Less than 12 Months                                              $     36  $     28
   12 Months or longer                                              $     41  $      5
Aggregate related fair value of securities with unrealized losses:
   Less than 12 Months                                              $  1,723  $  2,178
   12 Months or longer                                              $  1,376  $    215

The Company held structured notes as of December 31, 2018 and 2017 with a total carrying value of $140 and $128, respectively. There were no structured notes held as of December 31, 2018 and 2017 which were considered mortgage-referenced securities.

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26 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Unrealized losses
--------------------------------------------------------------------------------
The fair value of the Company's bonds and stocks that had gross unrealized losses (where fair value is less than amortized cost) as of December 31, 2018 and 2017 are set forth in the tables below:

December 31, 2018                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $   13     $  --      $   22     $  --      $   35     $  --
All other governments                     67        (3)        124        (4)        191        (7)
States, territories and possessions       51        (3)         44        (1)         95        (4)
Political subdivisions of states,
  territories and possessions             49        (1)         52        (1)        101        (2)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           264        (3)        723       (24)        987       (27)
Industrial and miscellaneous           3,360       (99)      1,825       (67)      5,185      (166)
                                      ------     -----      ------     -----      ------     -----
Total bonds                           $3,804     $(109)     $2,790     $ (97)     $6,594     $(206)
                                      ------     -----      ------     -----      ------     -----
Affiliated                                --        --          10        (5)         10        (5)
Non-affiliated                             9        (1)         --        --           9        (1)
                                      ------     -----      ------     -----      ------     -----
Total common stocks                   $    9     $  (1)     $   10     $  (5)     $   19     $  (6)
                                      ------     -----      ------     -----      ------     -----
Total bonds and stocks                $3,813     $(110)     $2,800     $(102)     $6,613     $(212)
                                      ======     =====      ======     =====      ======     =====

December 31, 2017                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $    8      $ --       $ --       $ --      $    8     $  --
All other governments                    138        (3)        23         (1)        161        (4)
States, territories and possessions       49        (1)         6         --          55        (1)
Political subdivisions of states,
  territories and possessions             35        --         35         (1)         70        (1)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           541       (12)       100         (1)        641       (13)
Industrial and miscellaneous           2,674       (46)       625        (16)      3,299       (62)
                                      ------      ----       ----       ----      ------     -----
Total bonds                           $3,445      $(62)      $789       $(19)     $4,234     $ (81)
                                      ------      ----       ----       ----      ------     -----
Affiliated                                --        --        128        (49)        128       (49)
Non-affiliated                             5        --         --         --           5        --
                                      ------      ----       ----       ----      ------     -----
Total common stocks                   $    5      $ --       $128       $(49)     $  133     $ (49)
                                      ------      ----       ----       ----      ------     -----
Total bonds and stocks                $3,450      $(62)      $917       $(68)     $4,367     $(130)
                                      ======      ====       ====       ====      ======     =====

E. Realized Gains Losses
--------------------------------------------------------------------------------

Proceeds from sales and associated gross realized gains (losses) for the years ended December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31         2018               2017               2016
-----------------------  ------------------ ------------------ ------------------
                                   Equity             Equity             Equity
                          Bonds  Securities  Bonds  Securities  Bonds  Securities
                         ------  ---------- ------  ---------- ------  ----------
Proceeds from sales      $1,924     $339    $5,648     $59     $3,895     $34
Gross realized gains         14       21        79       5         83      12
Gross realized losses       (27)      --       (69)     --        (48)     --

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27 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


F. Derivative Financial Instruments
--------------------------------------------------------------------------------
The Company holds currency as well as interest rate derivative financial instruments in the form of currency swaps, interest rate swaps, and currency forwards and futures to manage risk from currency exchange rate fluctuations, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. While not accounted for under hedge accounting, the currency derivatives are economic hedges of the Company's exposure to fluctuations in the value of receipts on certain investments held by the Company denominated in foreign currencies (primarily GBP and EUR), or of the Company's exposure to fluctuations in recorded amounts of loss reserves denominated in foreign currencies (primarily JPY). Additionally, interest rate derivatives were entered into to manage risk from fluctuating interest rates in the market, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. The interest rate derivatives are cash flow hedges of the Company's exposure to fluctuations in LIBOR/EURIBOR rates on investments in collateralized loan obligations.

Market Risk

The Company is exposed under these types of contracts to fluctuations in value of the swaps and forwards and variability of cash flows due to changes in interest rates and exchange rates.

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements

The Company is subject to collateral requirements on its currency and interest rate derivative contracts. Additionally, the Company is required to make currency exchanges on fixed dates and fixed amounts or fixed exchange rates, or make a payment in the amount of foreign currency physically received on certain foreign denominated investments. For interest rate swaps, the Company is required to make payments based on a floating rate (LIBOR/EURIBOR) on a fixed payment date.

The currency and interest rate derivatives do not qualify for hedge accounting. As a result, the Company's currency and interest rate contracts are accounted for at fair value and the changes in fair value are recorded as unrealized gains (losses) in Unassigned surplus within the Statements of Operations and Changes in Capital and Surplus until the contract expires, paid down or is redeemed early. In the event a contract is fully redeemed before its expiration, the related unrealized amounts will be recognized in the Net realized capital gains (losses). Furthermore, if the contract has periodic payments or fully matures, any related unrealized amounts are recognized in net investment income.

The Company did not apply hedge accounting to any of its derivatives for any period in these financial statements. The following tables summarize the outstanding notional amounts, the fair values and the realized and unrealized gains or losses of the derivative financial instruments held by the Company for the years ended December 31, 2018 and 2017.

                                   December 31, 2018         Year ended December 31, 2018
                               -------------------------- ----------------------------------
Derivative Financial             Outstanding              Realized capital Unrealized capital
Instrument                     Notional Amount Fair Value gains/ (losses)   gains / (losses)
--------------------           --------------- ---------- ---------------- ------------------
Swaps                              $1,334         $ 5           $(2)              $25
Forwards                               --          --            --                (1)
                                   ------         ---           ---               ---
Total                              $1,334         $ 5           $(2)              $24
                                   ======         ===           ===               ===

                                   December 31, 2017         Year ended December 31, 2017
                               -------------------------  ----------------------------------
Derivative Financial             Outstanding              Realized Capital Unrealized capital
Instrument                     Notional Amount Fair Value  gains/(losses)    gains / losses
--------------------           --------------- ---------- ---------------- ------------------
Swaps                               $583          $(15)         $(9)              $(44)
Forwards                             250             1            1                  4
                                    ----          ----          ---               ----
Total                               $833          $(14)         $(8)              $(40)
                                    ====          ====          ===               ====

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28 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


G. Other Invested Assets
--------------------------------------------------------------------------------
During 2018, 2017 and 2016, the Company recorded OTTI losses on investments in joint ventures and partnerships of $91, $81, and $66, respectively.

H. Investment Income
--------------------------------------------------------------------------------
The Company had $0 and $1 accrued investment income receivables over 90 days past due as of December 31, 2018 and 2017, respectively. Investment expenses of $36, $42 and $33 were included in Net investment income earned for the years ended December 31, 2018, 2017 and 2016, respectively.

I. Restricted Assets
--------------------------------------------------------------------------------
The Company had securities deposited with regulatory authorities, as required by law, with a carrying value of $1,676 and $1,645 as of December 31, 2018 and 2017, respectively.

4. Fair Value of Financial Instruments
--------------------------------------------------------------------------------
The following tables present information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement as of December 31, 2018 and 2017:

December 31, 2018                              Level 1 Level 2 Level 3  Total
-----------------                              ------- ------- ------- -------
Bonds                                          $   --  $  578  $   96  $   674
Common stocks                                     111      --      25      136
Mutual funds                                        2      --      --        2
Derivative assets                                  --      22      --       22
Derivative liabilities                             --     (17)     --      (17)
                                               ------  ------  ------  -------
Total                                          $  113  $  583  $  121  $   817
                                               ======  ======  ======  =======

December 31, 2017                             Level 1 Level 2  Level 3  Total
-----------------                             ------- -------  ------- -------
Bonds                                         $   --  $   245  $   65  $   310
Common stocks                                    136      276      22      434
Mutual funds                                       1        2      --        3
Derivative assets                                 --        6      --        6
Derivative liabilities                            --      (20)     --      (20)
                                              ------  -------  ------  -------
Total                                         $  137  $   509  $   87  $   733
                                              ======  =======  ======  =======

There were no assets carried at fair value that were transferred between Level 1 and Level 2 during 2018. During the year ended December 31, 2017, $2 of common stocks transferred from Level 1 to Level 2 as an alternative method was utilized to determine fair value as active market price was not readily accessible.

-------------------------------------------------------------------------------
29 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


A. Fair Value Measurements in Level 3 of the Fair Value Hierarchy
--------------------------------------------------------------------------------
The following tables show the balance and activity of financial instruments classified as level 3 in the fair value hierarchy for the years ended
December 31, 2018 and 2017.

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2018       Level 3      of Level 3       Income        Surplus         Net          2018
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $65          $98           $(141)         $(13)          $(2)          $ 89         $ 96
Common stocks      22            1             (26)           15            (2)            15           25
                  ---          ---           -----          ----           ---           ----         ----
Total             $87          $99           $(167)         $  2           $(4)          $104         $121
                  ===          ===           =====          ====           ===           ====         ====

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2017       Level 3      of Level 3       Income        Surplus         Net          2017
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $66          $16           $(85)          $(1)           $--           $69          $65
Common Stocks      21           --             --             5             --            (4)          22
                  ---          ---           ----           ---            ---           ---          ---
Total             $87          $16           $(85)          $ 4            $--           $65          $87
                  ===          ===           ====           ===            ===           ===          ===

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of Level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments, and includes only those instruments for which information about the inputs is reasonably available to the Company, such as data from independent third-party valuation service providers and from internal valuation models. Because input information from third-parties with respect to certain Level 3 instruments may not be reasonably available to the Company, balances shown below may not equal total amounts reported for such Level 3 assets.

         Fair Value at December 31, 2018 Valuation Technique  Unobservable Input Range (Weighted Average)
         ------------------------------- -------------------- ------------------ ------------------------
Assets:
Bonds                  $31               Discounted cash flow       Yield         3.94% - 5.75% (4.85%)

-------------------------------------------------------------------------------
30 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Fair Value of all Financial Instruments
--------------------------------------------------------------------------------
The table below details the fair value of all financial instruments except for those accounted for under the equity method as of December 31, 2018 and 2017:

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2018                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $14,935   $14,534   $ --   $10,809  $4,126       $--
Cash equivalents and short term investments       191       191    134        57      --        --
Common stock                                      145       145    111         9      25        --
Derivative assets                                  22        22     --        22      --        --
Derivative liabilities                            (17)      (17)    --       (17)     --        --
Mortgage loans                                  2,673     2,679     --        --   2,673        --
Mutual funds                                        2         2      2        --      --        --
Preferred stock                                    50        49     --        50      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $18,001   $17,605   $247   $10,930  $6,824       $--
                                              =======   =======   ====   =======  ======       ===

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2017                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $15,831   $15,153   $ --   $11,434  $4,397       $--
Cash equivalents and short term investments       138       138    138        --      --        --
Common stock                                      445       445    136       288      21        --
Derivative assets                                   6         6     --         6      --        --
Derivative liabilities                            (20)      (20)    --       (20)     --        --
Mortgage loans                                  2,079     2,067     --        --   2,079        --
Mutual funds                                        3         3      1         2      --        --
Preferred stock                                    50        49     --        50      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $18,532   $17,841   $275   $11,760  $6,497       $--
                                              =======   =======   ====   =======  ======       ===

5. Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------
A roll forward of the Company's net reserves for losses and LAE as of December 31, 2018, 2017 and 2016, is set forth in the table below:

December 31,                                                   2018     2017     2016
------------                                                 -------  -------  -------
Reserves for losses and LAE, end of prior year               $12,115  $12,210  $13,171
                                                             -------  -------  -------
Incurred losses and LAE related to:
   Current accident year                                       4,000    4,700    4,377
   Prior accident year                                           260      277    1,102
                                                             -------  -------  -------
   Total incurred losses and LAE                             $ 4,260  $ 4,977  $ 5,479
                                                             -------  -------  -------
Paid losses and LAE related to:
   Current accident year                                      (1,182)  (1,140)  (1,123)
   Prior accident year                                        (4,258)  (3,932)  (5,317)
                                                             -------  -------  -------
   Total paid losses and LAE                                  (5,440)  (5,072)  (6,440)
                                                             -------  -------  -------
Reserves for losses and LAE, end of current year             $10,935  $12,115  $12,210
                                                             =======  =======  =======

During 2018, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $260, which includes a decrease in loss reserve discount on prior accident years of $24. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior year loss reserve development of $491.

-------------------------------------------------------------------------------
31 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The 2018 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty, driven by the combination of construction defect and construction wrap claims from accident years 2015 and prior where the Company reacted to significant increases in severity and longer claim reporting patterns, as well as higher than expected loss severity in accident years 2016 and 2017, which led to an increase in estimates for these accident years;

    . Unfavorable prior year development in financial lines, primarily from directors & officers (D&O) and employment practices liability (EPLI) policies covering corporate and national insureds as well as private and not-for-profit insureds. This development was predominantly in accident years 2014-2017 and resulted largely from increases in severity as the frequency of class action lawsuits increased in those years; and

    . Unfavorable prior year development in personal lines reflecting an increase in estimates in respect of the California Wildfires and Hurricane Irma.

During 2017, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $277, which includes a decrease in loss reserve discount on prior accident years of $45. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior loss reserve development of $452.

The 2017 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty and primarily general liability products within Other Liability - Occurrence line of business, driven primarily by increases in underlying severity and greater than expected loss experience in accident year 2016 as well as increased development from claims related to construction defects and construction wrap business (largely from accident years 2006 and prior);

    . Unfavorable prior year development in excess casualty and directors and officers ("D&O") within Other Liability - Claims-Made line of business, covering privately owned and not-for-profit insureds. The D&O development was predominantly in accident year 2016 and resulted largely from increases in bankruptcy-related claims and fiduciary liability claims for large educational institutions; and

    . Unfavorable prior year development primarily driven by commercial auto business in the program business unit. A significant portion of this development came from accident year 2016 with much of it related to programs that have been terminated over the past year.

During 2016, the Company reported adverse loss and LAE net reserve development of $1,102 which includes a loss reserve discount of $152 due to accretion. The adverse development is comprised mainly of development on the Primary Workers Compensation class of business of $669, the Primary General Liability class of business of $270, the Excess Casualty class of business of $268, the Medical Malpractice class of business of $152, the Primary Commercial Auto class of business of $123, and the Programs class of business of $131. In addition, favorable prior year loss development on retrospectively rated policies was $12 as of December 31, 2016, which was offset by additional return premiums. Original estimates are adjusted as additional information becomes known regarding individual claims. As a result of the ADC, there was $514 of prior year development (net of discount) ceded to NICO. Refer to Note 1 for further details regarding this transaction.

The Company's reserves for losses and LAE have been reduced for anticipated salvage and subrogation of $249, $252 and $242 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company paid $9, $32 and $36 in the reporting period to settle 204, 233 and 54 claims related to extra contractual obligations or bad faith claims stemming from lawsuits for the years ended December 31, 2018, 2017 and 2016, respectively.

A. Asbestos/Environmental Reserves
--------------------------------------------------------------------------------
The Company has indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1986 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held.
This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

-------------------------------------------------------------------------------
32 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The Company has exposure to asbestos and/or environmental losses and LAE costs arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

                                                Asbestos Losses          Environmental Losses
                                           -------------------------  -------------------------
December 31,                                 2018     2017     2016     2018     2017     2016
------------                               -------  -------  -------  -------  -------  -------
   Direct
Loss and LAE reserves, beginning of year   $   797  $   838  $   819  $   215  $   255  $   149
Impact of pooling restructure transaction       --       --      137       --       --       25
Incurred losses and LAE                        (17)       2       37       97        1       91
Calendar year paid losses and LAE              (53)     (43)    (155)     (27)     (41)     (10)
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $   727  $   797  $   838  $   285  $   215  $   255
                                           -------  -------  -------  -------  -------  -------
   Assumed reinsurance
Loss and LAE reserves, beginning of year   $   258  $   249  $   264  $    19  $    15  $    14
Impact of pooling restructure transaction       --       --       43       --       --        2
Incurred losses and LAE                         76       27        1       (1)       6       (1)
Calendar year paid losses and LAE              (18)     (18)     (59)      (1)      (2)      --
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $   316  $   258  $   249  $    17  $    19  $    15
                                           -------  -------  -------  -------  -------  -------
   Net of reinsurance
Loss and LAE reserves, beginning of year   $     1  $     1  $     9  $    --  $    --  $    --
Impact of pooling restructure transaction       --       --        2       --       --       --
Incurred losses and LAE                         --       --       --       --       --       --
Calendar year paid losses and LAE               --       --      (10)      --       --       --
                                           -------  -------  -------  -------  -------  -------
Loss and LAE Reserves, end of year         $     1  $     1  $     1  $    --  $    --  $    --
                                           =======  =======  =======  =======  =======  =======

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

Included in the above table are loss and LAE - IBNR and bulk reserves arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

Asbestos                                            Loss Reserves LAE Reserves
December 31,                                         2018   2017   2018   2017
------------                                        ------ ------ ------ ------
Direct basis:                                       $  350 $  406 $   39 $   45
Assumed reinsurance basis:                             125     78     14      9
Net of ceded reinsurance basis:                         --     --     --     --

Environmental                                       Loss Reserves LAE Reserves
December 31,                                         2018   2017   2018   2017
------------                                        ------ ------ ------ ------
Direct basis:                                       $  112 $   68 $   48 $   29
Assumed reinsurance basis:                               5      3      2      1
Net of ceded reinsurance basis:                         --     --     --     --

B. Loss Portfolio Transfer
--------------------------------------------------------------------------------

On February 12, 2018, the Company and certain AIG affiliated insurers (collectively, the "Reinsureds" (as cedants), each of which is a member of the Combined Pool) commuted certain loss portfolio reinsurance agreements with Eaglestone (as reinsurer). The commuted reinsurance agreements with Eaglestone related to environmental impairment liability and related exposures, pre-1986 environmental, public entity, occupational accident exposures, miscellaneous run-off general liability and workers' compensation exposures, and selected physicians and surgeons professional liability policies. The commutation settlement was equal to the statutory balances as of the January 1, 2017 effective date.

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33 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


On the same date, the Reinsureds (as cedants), Eaglestone (as original reinsurer), and Fortitude Re (as replacement reinsurer), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda, entered into a novation agreement whereby obligations of excess workers' compensation business previously ceded by the Reinsureds to Eaglestone were transferred to Fortitude Re. The novation consideration was equal to the total statutory reserves ceded to Eaglestone as of the January 1, 2017 effective date.

Further, and also on the same date, a book of assumed reinsurance business of the Reinsureds, which was previously embedded in one of the LPTs that was commuted, was ceded back to Eaglestone as a separate LPT ("Re-ceded Portfolio") on a fund transferred basis with settlement equal to the statutory balances as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds.

Finally, the Reinsureds (as cedants) ceded substantially all commuted business as detailed above through various LPT reinsurance agreements to Fortitude Re (as replacement reinsurer). Additionally, at the same time, the Reinsureds also ceded to Fortitude Re additional business related to certain excess workers' compensation (accident years 2011 and 2012), certain pollution legal liability, buffer trucking, some healthcare primary and excess product coverages businesses. The consideration for the above reinsurance agreements is equal to the statutory book value of the ceded liabilities as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds. The consideration was settled on a funds withheld basis. Interest on the funds withheld is determined by the total return of a certain earmarked portfolio of assets owned by the Reinsureds.

The recording of these transactions by the Reinsureds in the first quarter of 2018 required the reversal of interest expense on funds held due to Eaglestone on the commuted portfolios and the recognition of interest expense due to Fortitude Re on the commuted portfolios and the new cessions, in order to record the effect of the transaction as of the stated effective date of January 1, 2017.

A reconciliation of change in reserves and corresponding consideration (paid) received for the above transactions between Eaglestone, Fortitude Re and the Reinsureds for the effective date of January 1, 2017 are shown below:

                                                                 LPTs
                                                             (Previously
                                                               commuted
                                                             business and
                                                              2016 Exit   Re-ceded
Company                                 Novation Commutation  Portfolio)  Portfolio  Total
-------                                 -------- ----------- ------------ --------- -------
Reserves
--------
Eaglestone Reinsurance Company          $(1,577)   $(2,895)    $    --      $ 41    $(4,431)
Fortitude Reinsurance Company             1,577         --       4,013        --      5,590
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                         --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company           --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company               --        869      (1,203)      (13)      (347)
Total Combined Pool                          --      2,895      (4,013)      (41)    (1,159)

Consideration (Paid) Received as Funds
Held, Cash and Securities
--------------------------------------
Eaglestone Reinsurance Company           (1,734)    (2,895)         --        41     (4,588)
Fortitude Reinsurance Company             1,734         --       4,013        --      5,747
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                         --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company           --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company               --        869      (1,203)      (13)      (347)
Total Combined Pool                          --      2,895      (4,013)      (41)    (1,159)

-------------------------------------------------------------------------------
34 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The below table presents the reserves as of December 31, 2017 that were transferred during 2018 between Eaglestone, Fortitude Re and the Reinsureds for the above transactions:

                                                                       LPTs
                                                                   (Previously
                                                                     commuted
                                                                   business and
                                                                    2016 Exit   Re-ceded  Total Change in
Company                                       Novation Commutation  Portfolio)  Portfolio    Reserves
-------                                       -------- ----------- ------------ --------- ---------------
Eaglestone Reinsurance Company                $(1,477)   $(2,567)    $    --      $ 32        $(4,012)
Fortitude Reinsurance Company                   1,477         --       3,442        --          4,919
Combined Pool Companies:
   National Union Fire Ins. Co. of
     Pittsburgh, Pa.                               --        898      (1,205)      (11)          (318)
   American Home Assurance Company                 --        898      (1,205)      (11)          (318)
   Lexington Insurance Company                     --        771      (1,032)      (10)          (271)
Total Combined Pool                                --      2,567      (3,442)      (32)          (907)

C. Discounting of Liabilities for Unpaid Losses or Unpaid Loss Adjustment
   Expenses
--------------------------------------------------------------------------------
The Company discounts its workers' compensation (both tabular and non-tabular) reserves.

The calculation of the Company's tabular discount is based upon the mortality table used in the 2007 US Decennial Life Table, and applying a 3.5 percent interest rate. Only case basis reserves are subject to tabular discounting. The December 31, 2018 and 2017 liabilities include $569 and $781 of such discounted reserves, respectively.

Tabular Reserve Discount
--------------------------------------------------------------------------------
The table below presents the amount of tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016.

Lines of Business                                         2018     2017     2016
-----------------                                       -------- -------- --------
Workers' Compensation
   Case Reserves                                        $    135 $    134 $     96

As of December 31, 2018 and 2017, the tabular case reserve discount is presented net of the ceded discount related to the ADC of $184 and $162, respectively.

Non-Tabular Discount
--------------------------------------------------------------------------------
The Company's non-tabular workers' compensation case reserves are discounted using the Company's own payout pattern and a 5 percent interest rate, as prescribed by NY SAP. The table below presents the amount of non-tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016.

Lines of Business                                         2018        2017     2016
-----------------                                       --------    -------- --------
Workers' Compensation
   Case Reserves                                        $     73    $     86 $    159

As of December 31, 2018 and 2017, the non-tabular case reserve discount is presented net of the ceded discount related to the ADC of $193 and $187, respectively.

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35 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


6. Related Party Transactions
--------------------------------------------------------------------------------

A. Combined Pooling Agreement
--------------------------------------------------------------------------------
2017 Pooling Restructure Transaction

In 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during March 2017. The change in the Combined Pooling Agreement had no effect on the Company's reported assets, liabilities, surplus, operations or cash flow, as the Company's participation in the pool remained the same.

2016 Pooling Restructure Transaction

In 2016, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during February 2016. C&I distributed to AIG PC US, its parent, an amount of $700, of which $158 was an extraordinary dividend and $542 was a return of capital. Subsequently, AIG PC US made a contribution to American Home in the amount of $700.

The following table shows the changes in assets, liabilities and surplus as a result of the 2016 Pooling Restructure Transaction:

                                                                       Amount
                                                                       ------
  Assets:
     Agents' balances or uncollected premiums                          $  286
     Amounts recoverable from reinsurers                                   51
     Funds held by or deposited with reinsured companies                   31
     Other insurance assets                                                37
                                                                       ------
         Total Assets                                                     405
                                                                       ------
  Liabilities
     Unearned premium reserves (net)                                      521
     Reinsurance payable on paid losses and loss adjustment expenses       34
     Reserves for losses and loss adjustment expenses (net)             2,265
     Funds held by company under reinsurance treaties                     227
     Ceded reinsurance premiums payable                                    47
     Other insurance liabilities                                          140
                                                                       ------
         Total Liabilities                                             $3,234
                                                                       ------
  Statements of Operations and Changes in Surplus
     Net premiums written                                              $  521
     Change in unearned premium reserves                                 (521)
                                                                       ------
     Premiums earned                                                       --
                                                                       ------
     Other underwriting expenses incurred                                  82
                                                                       ------
     Net loss                                                             (82)
                                                                       ------
     Total change in Surplus                                              (82)
                                                                       ------
  Net Impact                                                           $2,747
                                                                       ------
  Consideration received
     Securities received                                               $   18
     Cash received                                                      2,729
                                                                       ------
  Consideration Received                                               $2,747
                                                                       ======

Other underwriting expenses incurred represent the net expense allowance impact to the Company pursuant to the Combined Pooling Agreement.

-------------------------------------------------------------------------------
36 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The Company received a permitted practice from the domiciliary state that resulted in the reporting of consideration for the transfer of undiscounted loss reserves as paid (or negative paid) losses within losses incurred, rather than presenting such amounts within premiums written and earned. This permitted practice only relates to the inception of the pooling arrangement. As a result, the consideration paid relating to unearned premium is reflected as negative premiums written, as offset by the change in unearned premium, and the consideration relating to the transfer of undiscounted loss reserves and loss adjustment expenses was recorded as negative paid losses, as offset by the change in net losses incurred. This permitted practice had no effect upon net income or surplus for the period.

Statutory accounting principles allow for prospective accounting treatment for modifications to existing intercompany pooling agreements that do not result in a gain in surplus to the insurance group or to impacted companies. Transfer of both assets and the liabilities valued at statutory book value ensures that there is no impact to surplus as a result of implementing a modification to an existing pooling arrangement. Under the terms of the Combined Pooling agreement, which was approved by the individual company's Insurance Department state of domicile, all assets and liabilities were transferred at statutory book value, gross of admissibility, recoverability allowances, provisions and discount amounts. Due to the adjustment for these amounts, there were impacts to the individual companies' net income and surplus amounts, mainly due to the prescribed or permitted practices of the individual company's Insurance Department state of domicile in comparison to other states of domicile. Specifically, changes in discount resulting from the net reduction in workers' compensation reserves retained following the reduction in the Company's pooling participation were reflected as a charge to income based on the state prescribed discount rates. In addition, the Companies were compensated for any previous acquisition costs associated with unearned premium reserves that were subject to transfer, as well as certain expense reallocations that had no effect to the Combined Pool. As a result of the transaction, the Company recorded an increase/(decrease) in its Assets, Liabilities, Surplus and Net Income subsequent to the changes associated with the net consideration received (described above), yet inclusive of the change in discount, acquisition costs and expense reallocation adjustments as follows:

                                    Net Admitted                      Net
    Line Description                   Assets    Liabilities Surplus Income
    ----------------                ------------ ----------- ------- ------
    Change in nonadmitted assets        $--          $--      $(21)   $ --
    Workers' compensation discount       --           --        83      83
    Other allocations                    --           --       (20)    (14)
                                        ---          ---      ----    ----
    Total                               $--          $--      $ 42    $ 69
                                        ===          ===      ====    ====

B. American International Overseas Association
--------------------------------------------------------------------------------
AIG formed the Association, a Bermuda exempted limited partnership, in 1976, as the pooling mechanism for AIG's international general insurance operations. At the time of forming the Association, the member companies entered into a reinsurance agreement to govern the business pooled in the Association. The current participation percentages for the Association Pool member companies are set forth in the table below.

                                                   NAIC Co. Participation
      Member Company                                 Code      Percent
      --------------                               -------- -------------
      Combined Pool Member companies, as follows:
         National Union                             19445        78%
         New Hampshire                              23841        12%
         American Home                              19380        10%

The Company's participation in the Association is pooled among all Pool members in proportion to their participation in the Combined Pool.

-------------------------------------------------------------------------------
37 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


C. Significant Transactions
--------------------------------------------------------------------------------
The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2018, 2017 and 2016 between the Company and affiliated companies in which the value exceeded one-half of one percent of the Company's admitted assets as of December 31, 2018, 2017 and 2016:

                                                                                  2018
                                                            -------------------------------------------------
                                                             Assets Received by      Assets Transferred by
                                                                 the Company              the Company
                                                            --------------------- ---------------------------
Date of                                                     Statement
Transaction  Explanation of Transaction  Name of Affiliate    Value   Description Statement Value Description
-----------  --------------------------  -----------------  --------- ----------- --------------- -----------
 12/31/18      Capital Contribution        (a)AIG PC US       $150    Receivables       --            --
                                                              ----    -----------       --            --
(a) Refer to Note 11 and 12 for more details.

                                                                                          2017
                                                                    -------------------------------------------------
                                                                    Assets Received by the  Assets Transferred by the
                                                                           Company                   Company
                                                                    ---------------------  ---------------------------
Date of                                                             Statement
Transaction      Explanation of Transaction      Name of Affiliate    Value    Description Statement Value Description
-----------  ----------------------------------  -----------------  ---------  ----------- --------------- -----------
 01/19/17    Purchase of securities                 AIG, Inc.         $264     Securities       $264             Cash
 10/31/17    Purchase and sale of securities        Lexington          343     Securities        359       Securities
 10/31/17    Purchase of securities                 Lexington           16        Cash            --               --
 10/31/17    Purchase and sale of securities        National           499     Securities        507       Securities
                                                    Union
 10/31/17    Purchase of securities                 National             9        Cash            --               --
                                                    Union

                                                                                            2016
                                                                    -----------------------------------------------------
                                                                       Assets Received by        Assets Transferred by
                                                                           the Company                the Company
                                                                    ------------------------- ---------------------------
Date of                                                             Statement
Transaction      Explanation of Transaction      Name of Affiliate    Value     Description   Statement Value Description
-----------  ----------------------------------- -----------------  --------- --------------- --------------- -----------
 01/25/16    Receivable for Capital Contribution   (a)AIG PC US       $650         Securities      $ --               --
 02/29/16    Capital Contribution                  AIG PC US           700         Securities        --               --
 06/30/16    Dividend                              AIG PC US            --                 --       300       Securities
 09/30/16    Dividend                              AIG PC US            --                 --       300       Securities
 Various     Sale of Securities                    The Variable        310                 --       310             Cash
                                                   Annuity Life
                                                   Insurance
                                                   Company
 Various     Purchase of Securities                American            187    Securities/Cash       187       Securities
                                                   General Life
                                                   Insurance
                                                   Company

(a)Refer to Note 11 for more details.

AIG Global Real Estate Investment Corp. ("AIGGRE") Restructure

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIGGRE (including its investment management affiliates), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018.

In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $276 (representing an approximately 23% equity interest therein), and contributed the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $209) and received a cash payment from the fund of approximately $24.

-------------------------------------------------------------------------------
38 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $621 (representing approximately 23% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $702) and received a cash payment from the fund of approximately $224.

Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $52 (representing an approximately 8% equity interest therein), and contributed cash to the fund (approximately $34).

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I, after certain additional capital was called, was approximately $91, $134, and $24, respectively.

As of December 31, 2018 the Company's balance in the U.S. Fund I, U.S. Fund II and Europe Fund I was $101, $342, and $27, respectively.

D. Amounts Due to or from Related Parties
--------------------------------------------------------------------------------

At December 31, 2018 and 2017, the Company reported the following receivables/payables balances from/to its Ultimate Parent, subsidiaries and affiliates (excluding reinsurance transactions). Intercompany agreements have defined settlement terms and related receivables are reported as nonadmitted if balances due remain outstanding more than ninety days past the due date as specified in the agreement.

As of December 31,                                               2018    2017
------------------                                              ------- -------
Balances with AIG PC US                                         $   150 $    --
Balances with other member pool companies                            --       1
Balances with other affiliates                                      134       4
                                                                ------- -------
Receivable from parent, subsidiaries and affiliates             $   284 $     5
                                                                ------- -------
Balances with National Union                                    $   524 $   658
Balances with other member pool companies                            25      --
Balances with other affiliates                                       16      16
                                                                ------- -------
Payable to parent, subsidiaries and affiliates                  $   565 $   674
                                                                ======= =======

Current federal and foreign income taxes (payable) recoverable under the Tax Sharing Agreement at December 31, 2018 and 2017 were $(9) and $(12), respectively.

The Company did not change its methods of establishing terms regarding any transactions with its affiliates during the years ended December 31, 2018 or 2017.

E. Guarantees or Contingencies for Related Parties
--------------------------------------------------------------------------------
The Company has issued guarantees whereby it unconditionally and irrevocably guarantees all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 10.

F. Management, Service Contract and Cost Sharing Arrangements
--------------------------------------------------------------------------------
As an affiliated company of AIG, the Company utilizes centralized services from AIG and its affiliates. The Company is allocated a charge for these services, based on the amount of incremental expense associated with operating the Company as a separate legal entity. The amount of expense allocated to the Company each period was determined based on an analysis of services provided to the Company.


-------------------------------------------------------------------------------
39 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table summarizes fees incurred related to affiliates that exceeded one-half of one percent of the Company's admitted assets during 2018, 2017 and 2016:

Affiliates                                             2018     2017     2016
----------                                           -------- -------- --------
AIG Claims Inc.                                      $    192 $    201 $    173
                                                     -------- -------- --------
   Total                                             $    192 $    201 $    173
                                                     ======== ======== ========

In 2018, 2017 and 2016 management service costs included severance expenses pertaining to an AIG-wide initiative to centralize work streams into lower cost locations and create a more streamlined organization.

G. Borrowed Money
--------------------------------------------------------------------------------
The Company (among other affiliates) is a borrower under a Loan Agreement, with AIG, as lender, pursuant to which the Company may borrow funds from AIG from time to time (the "Loan Facility"). The aggregate amount of all loans that may be outstanding under the Loan Facility at a given time is $500. As of December 31, 2018 and 2017, the Company had no outstanding liability pursuant to this Loan Facility.

Significant debt terms and covenants include the following:

    . The Company must preserve and maintain its legal existence while maintaining all rights, privileges and franchises necessary to the normal conduct of its business;

    . The Company must take, or cause to be taken, all other actions reasonably necessary or desirable to preserve and defend the rights of the Lender to payment hereunder, and to assure to the Lender the benefits hereof, and;

    . The Company must not merge with or into or consolidate with any other person, sell, transfer or dispose of all or substantially all of its assets or undergo any change in the control of its voting stock unless
       (a) such merger or consolidation is with or into a wholly-owned subsidiary of Lender, (b) such sale or transfer is to a wholly-owned subsidiary of the Lender or (c) the Company receives the prior written authorization from the Lender.

There have been no violations of the terms and covenants associated with the debt issuance.

Refer to Note 11E regarding funds borrowed from FHLB.

7. Reinsurance
--------------------------------------------------------------------------------
In the ordinary course of business, the Company may use both treaty and facultative reinsurance to minimize its net loss exposure to a) any single catastrophic loss event; b) an accumulation of losses from a number of smaller events; or c) provide greater risk diversification. Based on the terms of the reinsurance contracts, a portion of expected IBNR losses will be recoverable in accordance with terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and accordingly, is subject to the same uncertainties as the estimate of IBNR. Ceded amounts related to paid and unpaid losses and loss expenses with respect to these reinsurance agreements are generally substantially collateralized. The Company remains liable to the extent that the reinsurers do not meet their obligation under the reinsurance contracts after any collateral is exhausted, and as such, the financial condition of the reinsurers is regularly evaluated and monitored for concentration of credit risk. In addition, the Company assumes reinsurance from other insurance companies.

-------------------------------------------------------------------------------
40 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table presents direct, assumed reinsurance and ceded reinsurance written and earned premiums for the years ended December 31, 2018, 2017 and 2016:

                                     2018              2017              2016
Years Ended December 31,       ----------------- ----------------- -----------------
                               Written   Earned  Written   Earned  Written   Earned
                               -------- -------- -------- -------- -------- --------
Direct premiums                $    482 $    672 $    682 $    592 $    715 $    481
Reinsurance premiums assumed:
   Affiliates                     7,221    7,322    7,243    7,527    8,658    8,182
   Non-affiliates                   147      192      298      276      311      217
                               -------- -------- -------- -------- -------- --------
       Gross premiums             7,850    8,186    8,223    8,395    9,684    8,880
                               -------- -------- -------- -------- -------- --------
Reinsurance premiums ceded:
   Affiliates                     1,063    1,268    1,264    1,205    1,513    1,169
   Non-affiliates                 1,803    1,909    1,928    2,020    1,903    1,659
                               -------- -------- -------- -------- -------- --------
       Net premiums            $  4,984 $  5,009 $  5,031 $  5,170 $  6,268 $  6,052
                               ======== ======== ======== ======== ======== ========

As of December 31, 2018 and 2017, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                               Unearned Premium Paid Losses and Reserves for Losses
                                   Reserves           LAE             and LAE
                               ---------------- --------------- -------------------
December 31, 2018:
   Affiliates                      $    759        $     51          $   9,034
   Non-affiliates                       501             314              8,567
                                   --------        --------          ---------
   Total                           $  1,260        $    365          $  17,601
                                   ========        ========          =========
December 31, 2017:
   Affiliates                      $  1,068        $     59          $   9,829
   Non-affiliates                       608             266              7,747
                                   --------        --------          ---------
   Total                           $  1,676        $    325          $  17,576
                                   ========        ========          =========

A. Reinsurance Return Commission
--------------------------------------------------------------------------------
The maximum amount of return commission which would have been due to reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2018 and 2017 with the return of the unearned premium reserve is as follows:

                          Assumed Reinsurance                Ceded Reinsurance                        Net
                   --------------------------------- --------------------------------- --------------------------------
                   Premium Reserve Commission Equity Premium Reserve Commission Equity Premium Reserve Commission Equity
                   --------------- ----------------- --------------- ----------------- --------------- -----------------
December 31, 2018
   Affiliates          $4,007            $825            $  759            $123            $3,248            $702
   All Other              117              24               501              81              (384)            (57)
                       ------            ----            ------            ----            ------            ----
Total                  $4,124            $849            $1,260            $204            $2,864            $645
                       ------            ----            ------            ----            ------            ----
December 31, 2017
   Affiliates          $4,150            $745            $1,068            $179            $3,082            $566
   All Other              161              29               608             102              (447)            (73)
                       ------            ----            ------            ----            ------            ----
Total                  $4,311            $774            $1,676            $281            $2,635            $493
                       ======            ====            ======            ====            ======            ====

-------------------------------------------------------------------------------
41 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Unsecured Reinsurance Recoverable

The aggregate unsecured reinsurance balances (comprising recoverables for paid and unpaid losses and LAE and unearned premium reserves) in excess of three percent of policyholders' surplus at December 31, 2018 and 2017 with respect to an individual reinsurer, and each of such reinsurer's related group members having an unsecured aggregate reinsurance balance with the company, are as follows:

Reinsurer                                                          2018   2017
---------                                                         ------ -------
Affiliates:
   Combined Pool*                                                 $7,321 $ 8,648
   Eaglestone                                                        645   1,019
   Other affiliates                                                   16       3
                                                                  ------ -------
   Total affiliates                                               $7,982 $ 9,670
                                                                  ------ -------
   Berkshire Hathaway Group                                        1,062   4,733
   Swiss Reinsurance Group                                           439     536
                                                                  ------ -------
Total Non-affiliates                                               1,501   5,269
                                                                  ------ -------
   Total affiliates and non-affiliates                            $9,483 $14,939
                                                                  ------ -------

* Includes intercompany pooling impact of $577 related to Unearned Premium Reserve, $6,486 related to Reserves for Losses and LAE and $13 related to Paid losses and LAE as of and for the year ended December 31, 2018, and $887, $7,505, and $17, respectively, as of and for the year ended December 31, 2017.

C. Reinsurance Recoverable in Dispute
--------------------------------------------------------------------------------
At December 31, 2018 and 2017, the aggregate of all disputed items did not exceed ten percent of capital and surplus and there were no amounts in dispute for any single reinsurer that exceeded five percent of capital and surplus. The total reinsurance recoverable balances in dispute are $46 and $58 as of December 31, 2018 and 2017, respectively.

D. Retroactive Reinsurance
--------------------------------------------------------------------------------
On January 20, 2017, the Combined Pool entered into an adverse development reinsurance agreement with NICO under which the Combined Pool ceded to NICO eighty percent of its reserve risk above an attachment point on substantially all of its U.S. Commercial long-tail exposures for accident years 2015 and prior. Under this agreement, the Combined Pool ceded to NICO eighty percent of net paid losses on subject business on or after January 1, 2016 in excess of $25,000 of net paid losses, up to an aggregate limit of $25,000. At NICO's
80 percent share, NICO's limit of liability under the contract is $20,000. The Combined Pool paid consideration of approximately $10,188 in February 2017, including interest at 4 percent per annum from January 1, 2016 through date of payment. American Home's share of the consideration paid was $3,566. NICO placed the consideration received into a collateral trust account as security for NICO's claim payment obligations, and Berkshire Hathaway Inc. has provided a parental guarantee to secure NICO's obligations under the agreement.

American Home accounted for this transaction as prospective reinsurance, except that the surplus gain associated with the ADC has been reported in a segregated surplus account and does not form a part of the Company's Unassigned funds.

The total surplus gain recognized by the Combined Pool as of December 31, 2018 and 2017 was $1,984 and $1,426, respectively. American Home's share of this gain as of December 31, 2018 and 2017 was $920 and $689, respectively. The surplus gain is presented as segregated surplus and subject to the applicable dividend restrictions. This amount must be restricted in surplus until such time as the actual retroactive reinsurance recovered from NICO exceeds the consideration paid for the cession.

-------------------------------------------------------------------------------
42 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


E. Reinsurance Agreements Qualifying for Reinsurer Aggregation
--------------------------------------------------------------------------------
In 2011, the Combined Pool companies entered into a loss portfolio transfer reinsurance agreement with Eaglestone, an affiliate, which provides coverage up to a limit of $5,000 for the Pool's net asbestos exposures. Effective the same date, Eaglestone retroceded the majority of this exposure to NICO, an unaffiliated company. NICO provides coverage up to a limit of $3,500 for subject business covered under the agreement. NICO administers claims and pursues amounts recoverable from the Combined Pool companies' reinsurers with respect to paid losses and loss adjustment expenses. To the extent that the prior reinsurers pay, the amounts are collected and retained by NICO. NICO maintains funds in trust for the benefit of Eaglestone under the contract; as of December 31, 2018 and 2017 the amount in trust was $3,291 and $3,703, respectively. The amount of the unexhausted limit under the NICO agreement as of December 31, 2018 and 2017 was $1,198 and $1,295, respectively. The Company has accounted for its cession to Eaglestone as prospective reinsurance.

8. Income Taxes
--------------------------------------------------------------------------------
U.S. TAX REFORM OVERVIEW

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

    . Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete

    . Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable

    . If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $588 attributable to the reduction in the U.S. corporate income tax rate. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. AIG filed the 2017 consolidated U.S. income tax return and the review of the primary impact of the Tax Act provisions on the Company's deferred taxes has been completed. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and have made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Property and Casualty Insurance Companies

The Tax Act modified computations of insurance reserves for property and casualty insurance companies. Specifically, the Act extends the discount period for certain long-tail lines of business from 10 years to 24 years and increases the discount rate, replacing the applicable federal rate for a higher-yield corporate bond rate, and eliminates the election allowing companies to use their historical loss payment patterns for loss reserve discounting. Adjustments related to the differences in insurance reserves balances computed historically versus the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to a new deferred tax liability. At December 31, 2017, the Company recorded a provisional estimate of $74 with respect to this deferred tax liability. This increase in deferred tax liability was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

-------------------------------------------------------------------------------
43 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


As of December 31, 2018, the Company has completed the review and accounting of the tax reserve computation and recorded offsetting decreases of $21 to both the deferred tax liability and deferred tax asset.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of the Company's deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on the Company's determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed the review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The components of the Company's net deferred tax assets/liabilities ("DTA"/"DTL") as of December 31, 2018 and 2017 are as follows:

                                     12/31/2018              12/31/2017                Change
                               ----------------------- ----------------------- ---------------------
                               Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
                               -------- ------- ------ -------- ------- ------ -------- ------- -----
Gross DTA                       $1,028   $227   $1,255  $1,000   $167   $1,167   $ 28     $60   $ 88
Statutory Valuation Allowance       --     57       57      --     20       20     --      37     37
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Adjusted Gross DTA               1,028    170    1,198   1,000    147    1,147     28      23     51
Nonadmitted DTA                    127     --      127      13     --       13    114      --    114
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Subtotal Admitted DTA              901    170    1,071     987    147    1,134    (86)     23    (63)
DTL                                129    170      299     173    147      320    (44)     23    (21)
                                ------   ----   ------  ------   ----   ------   ----     ---   ----
Net Admitted DTA/(DTL)          $  772   $ --   $  772  $  814   $ --   $  814   $(42)    $--   $(42)
                                ======   ====   ======  ======   ====   ======   ====     ===   ====

At December 31, 2018, the Company recorded gross deferred tax assets ("DTA") of $1,255. A valuation allowance was established on net capital deferred tax assets of $57 as it is management's belief that certain assets will not be realized in the foreseeable future. Tax planning strategies had no impact on the determination of the net admitted DTA.

The following table shows the summary of the calculation for the net admitted DTA as of December 31, 2018 and 2017:

                                12/31/2018             12/31/2017                Change
                          ---------------------- ----------------------- ---------------------
                          Ordinary Capital Total Ordinary Capital Total  Ordinary Capital Total
                          -------- ------- ----- -------- ------- ------ -------- ------- -----
Adjusted gross DTAs
  realizable within 36
  months or 15 percent
  of statutory surplus
  (the lesser of 1 and 2
  below)                     772      --     772    814      --      814    (42)     --    (42)
   1. Adjusted gross
     DTAs realizable
     within 36 months        774      --     774    816      --      816    (42)     --    (42)
   2. 15 percent of
     statutory surplus        NA      NA     772     NA      NA      814     NA      NA    (42)
Adjusted gross DTAs that
  can be offset against
  DTLs                       129     170     299    173     147      320    (44)     23    (21)
                            ----     ---   -----   ----    ----   ------   ----     ---   ----
   Total DTA admitted as
     the result of
     application of SSAP
     101                    $901     170   1,071   $987    $147   $1,134   $(86)    $23   $(63)
                            ====     ===   =====   ====    ====   ======   ====     ===   ====

-------------------------------------------------------------------------------
44 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                              2018      2017
                                                            --------  --------
Ratio percentage used to determine recovery period and
  threshold limitation amount                                    388%      369%
Amount of adjusted capital and surplus used to determine
  recovery period and threshold limitation in (2) above.    $  5,151  $  5,424

The following table shows the components of the current income tax expense (benefit) for the periods listed:

For the years ended December 31,                    2018      2017     Change
--------------------------------                  --------  --------  --------
Federal income tax                                $    (63) $    (79) $     16
Foreign income tax                                       9        10        (1)
                                                  --------  --------  --------
Subtotal                                               (54)      (69)       15
                                                  --------  --------  --------
Federal income tax on net capital gains                 69        82       (13)
                                                  --------  --------  --------
Federal and foreign income taxes incurred         $     15  $     13  $      2
                                                  ========  ========  ========

The following table shows the components of the DTA split between ordinary and capital DTA as of December 31, 2018 and 2017:

                                                      2018     2017    Change
                                                    -------- -------- --------
Ordinary
Discounting of unpaid losses                        $    151 $    192 $    (41)
Nonadmitted assets                                        19       25       (6)
Unearned premium reserve                                 158      173      (15)
Bad debt expense                                          11       15       (4)
Net operating loss carry forward                         501      423       78
Foreign tax credit carry forward                          79       62       17
Investments                                               26       32       (6)
Mortgage Contingency Reserve                              29       22        7
Intangible Assets                                         14       15       (1)
Other temporary differences                               40       41       (1)
                                                    -------- -------- --------
Subtotal                                               1,028    1,000       28
Nonadmitted                                              127       13      114
                                                    -------- -------- --------
Admitted ordinary deferred tax assets               $    901 $    987 $    (86)
                                                    -------- -------- --------
Capital
Investments                                         $    211 $    162 $     49
Net capital loss carry forward                             1       --        1
Unrealized capital losses                                 15        5       10
                                                    -------- -------- --------
Subtotal                                                 227      167       60
                                                    -------- -------- --------
Statutory valuation allowance                             57       20       37
                                                    -------- -------- --------
Admitted capital deferred tax assets                     170      147       23
                                                    -------- -------- --------
Admitted deferred tax assets                        $  1,071 $  1,134 $    (63)
                                                    ======== ======== ========

-------------------------------------------------------------------------------
45 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The following table shows the components of the DTL split between ordinary and capital DTL as of December 31, 2018 and 2017:

                                                         2018    2017   Change
                                                        ------- ------- ------
Ordinary
Investments                                             $    72 $    86 $  (14)
Tax Act adjustment to discounting of unpaid losses           47      74    (27)
Section 481(a) adjustment                                     3       6     (3)
Other temporary differences                                   7       7     --
                                                        ------- ------- ------
Subtotal                                                    129     173    (44)
                                                        ------- ------- ------
Capital
Investments                                             $   108 $    45 $   63
Unrealized capital gains (losses)                            61     101    (40)
Other temporary differences                                   1       1     --
                                                        ------- ------- ------
Subtotal                                                    170     147     23
                                                        ------- ------- ------
Deferred tax liabilities                                    299     320    (21)
                                                        ------- ------- ------
Net deferred tax assets/liabilities                     $   772 $   814 $  (42)
                                                        ======= ======= ======

The change in net deferred tax assets is comprised of the following:

                                                       2018     2017    Change
                                                     -------  -------  -------
Adjusted gross deferred tax assets                   $ 1,198  $ 1,147  $    51
Total deferred tax liabilities                          (299)    (320)      21
                                                     -------  -------  -------
Net deferred tax assets/ (liabilities)                   899      827       72
Tax effect of unrealized gains (losses)                                     50
                                                                       -------
Total change in net deferred tax                                       $    22
                                                                       =======
Change in deferred tax - current year                                       39
                                                                       -------
Change in deferred tax - current year - other
  surplus items                                                             (8)
                                                                       -------
Change in deferred tax - current year - total                               31
                                                                       -------
Change in deferred tax - prior period correction                            (9)
                                                                       -------
Total change in deferred tax - current year                            $    22
                                                                       -------

The following table shows the components of opening surplus adjustments on current and deferred taxes for the year ended December 31, 2018:

                                                       Current Deferred  Total
                                                       ------- -------- ------
SSAP 3 impact:
SSAP 3 - general items                                 $    13  $  (10) $    3
SSAP 3 - statutory valuation allowance                      --       4       4
                                                       -------  ------  ------
Subtotal SSAP 3                                             13      (6)      7
SSAP 3 - unrealized gain/loss                               --      (3)     (3)
                                                       -------  ------  ------
SSAP 3 - adjusted tax assets and liabilities                13      (9)      4
SSAP 3 - nonadmitted impact                                 --       6       6
                                                       -------  ------  ------
Total SSAP 3 impact                                    $    13  $   (3) $   10
                                                       =======  ======  ======

-------------------------------------------------------------------------------
46 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


The provision for federal and foreign income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents a reconciliation of such differences in arriving at total taxes related to the Company for the years ended December 31, 2018, 2017 and 2016:

                                                                           2018          2017          2016
                                                                       ------------  ------------  ------------
                                                                               Tax           Tax           Tax
Description                                                            Amount Effect Amount Effect Amount Effect
-----------                                                            ------ ------ ------ ------ ------ ------
Net Income (Loss) Before Federal Income Taxes and Capital Gains Taxes  $(263)  $(55) $(380) $(133) $(216) $ (76)
Book to Tax Adjustments:
Tax Exempt Income, net of proration                                      (34)    (7)   (71)   (25)  (118)   (41)
Transfer Pricing                                                          --     --     --     --     (5)    (2)
Change in Nonadmitted Assets                                              28      6     46     16     19      7
Change in Tax Position                                                    --     --     --      2     --     17
Statutory Valuation Allowance                                             --     40     --     (5)    --     32
Return to Provision                                                       --     (1)    --     (3)    --     (7)
Change in contingency reserve                                            (31)    (7)   (39)   (14)   (44)   (15)
Impact of Tax Act                                                                --     --    588     --     --
Real Estate Redemption                                                    --     --    (72)   (25)    --     --
Other                                                                     36      8      6      6      2     --
                                                                       -----   ----  -----  -----  -----  -----
Total Book to Tax Adjustments                                             (1)    39   (130)   540   (146)    (9)
                                                                       -----   ----  -----  -----  -----  -----
Total Income Tax                                                       $(264)  $(16) $(510) $ 407  $(362) $ (85)
                                                                       =====   ====  =====  =====  =====  =====
Federal and Foreign Income Taxes Incurred                                 --    (54)    --    (69)    --    (34)
Federal Income Tax on Net Capital Gains                                   --     69     --     82     --     61
Change in Net Deferred Income Taxes                                       --    (31)    --    394     --   (118)
Less: Change in Deferred Tax - Other Surplus Items                        --     --     --     --     --      6
                                                                       -----   ----  -----  -----  -----  -----
Total Income Tax                                                       $  --   $(16) $  --  $ 407  $  --  $ (85)
                                                                       =====   ====  =====  =====  =====  =====

Operating loss and tax credit carry-forwards
At December 31, 2018 the Company had net operating loss carry forwards expiring through the year 2038 of:  $2,386
At December 31, 2018 the Company had net capital loss carry forwards expiring through the year 2023 of:    $    4
At December 31, 2018, the Company had no AMT credit carry forwards.                                        $   --
At December 31, 2018 the Company had foreign tax credits expiring through the year 2028 of:                $   79

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (IRS) Code as of December 31, 2018. The Company does not believe that the liability related to any federal or foreign tax loss contingencies will significantly change within the next 12 months. A reasonable estimate of such change cannot be made at this time.

As of December 31, 2018, there was a $18 liability related to uncertain tax positions.

The U.S is the only major tax jurisdiction of the Company. The statute of limitations for all tax years prior to 2000 has expired for the consolidated federal income tax return. The Company is currently under examination for the tax years 2000 through 2013 and open to examination through 2017.

The following table lists those companies that form part of the 2018 AIG consolidated federal income tax return:

-------------------------------------------------------------------------------
47 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------- ------------------------- ------------------------
245 LGC Hotel Owner LLC   A.I. Credit Consumer      A.I. Credit Corp.         ABI Holdings LLC          AGC Life Insurance
                          Discount Company                                                              Company
AGLIC GRE Harrison        AH Land 1470 Palmetto,    AH SubGP 1000 Woodwind    AH SubGP 1007 Highland    AH SubGP 1008 Castle
Investor, LLC             LLC                       Lakes, LLC                Meadow, LLC               Highlands, LLC
AH SubGP 1020             AH SubGP 1045             AH SubGP 1098 Green       AH SubGP 1120 Camp        AH SubGP 1122 English
Collingham, LLC           Montgomery, LLC           Pines, LLC                Verde, LLC                Oaks, LLC
AH SubGP 1158 Flat Iron,  AH SubGP 1167             AH SubGP 1199 Rancho Del  AH SubGP 1207 Park        AH SubGP 1209
LLC                       Steeplechase, LLC         Sol, LLC                  Place, LLC                Honeycreek, LLC
AH SubGP 1210 Geronimo,   AH SubGP 1211 Mision Del  AH SubGP 1212 Painted     AH SubGP 1248 North       AH SubGP 1263 West
LLC                       Valle, LLC                Desert, LLC               Vista, LLC                Virginia, LLC
AH SubGP 1324 Crossings   AH SubGP 1371 University  AH SubGP 1384 Woodglen,   AH SubGP 1422 Gardens at  AH SubGP 1433 Magnolia,
at Heritage, LLC          Square, LLC               LLC                       Stafford, LLC             LLC
AH SubGP 1470 Palmetto,   AH SubGP 1535 Hunter's    AH SubGP 1548 Walnut, LLC AH SubGP 1551 Spanish     AH SubGP 1597 Broadmoor,
LLC                       Run, LLC                                            Creek, LLC                LLC
AH SubGP 1600 Rainer, LLC AH SubGP 1631 Broadway,   AH SubGP 1661 Woodchase,  AH SubGP 1694 Sonoma, LLC AH SubGP 206 West Park,
                          LLC                       LLC                                                 LLC
AH SubGP 245 Garland, LLC AH SubGP 306 Piedmont,    AH SubGP 348 River Run,   AH SubGP 39 Wellington    AH SubGP 472 Carolina
                          LLC                       LLC                       Place, LLC                Spring, LLC
AH SubGP 474 Arrowhead    AH SubGP 479 Sunrise, LLC AH SubGP 503 Southgate    AH SubGP 516              AH SubGP 585 St. Clair,
Ridge, LLC                                          II, LLC                   Merrilltown, LLC          LLC
AH SubGP 586 Charlotte    AH SubGP 592 Waterford    AH SubGP 603 Casa         AH SubGP 672 Kings        AH SubGP 675 Greenbrier,
Spring, LLC               at Summit View, LLC       Grande, LLC               Crest, LLC                LLC
AH SubGP 706 River Run    AH SubGP 716 Villas of    AH SubGP 757 Argyle       AH SubGP 785 Mayfield,    AH SubGP 787 North
II, LLC                   Mission Bend, LLC         Avenue, LLC               LLC                       Knoll, LLC
AH SubGP 821 San Luis     AH SubGP 835 Whispering,  AH SubGP 911 Mainland,    AH SubGP 914 Grand        AH SubGP 919 MS
Bay, LLC                  LLC                       LLC                       Pointe II, LLC            Loveland, LLC
AH SubGP 929 Collinwood,  AH SubGP 935 Dunlop       AH SubGP 936 Emmaus, LLC  AH SubGP 940 Crescent     AH SubGP 943 Southcreek,
LLC                       farms, LLC                                          Pointe, LLC               LLC
AH SubGP 997 Maxey, LLC   AH SubGP GAG Gandolf, LLC AH SubGP MDL, LLC         AHAC GRE Harrison         AICCO, Inc. [Delaware]
                                                                              Investor, LLC
AIG Aerospace Adjustment  AIG Aerospace Insurance   AIG Asset Management      AIG Assurance Company     AIG BG Holdings LLC
Services, Inc.            Services, Inc.            (U.S.), LLC
AIG Capital Corporation   AIG Capital Services,     AIG Castle Holdings II    AIG Castle Holdings LLC   AIG Central Europe & CIS
                          Inc.                      LLC                                                 Insurance Holdings
                                                                                                        Corporation
AIG Century               AIG Claims, Inc.          AIG Commercial Equipment  AIG Commercial Equipment  AIG Consumer Finance
Verwaltungsgesellschaft                             Finance Company, Canada   Finance, Inc.             Group, Inc.
mbH
AIG Credit (Europe)       AIG Credit Corp.          AIG Direct Insurance      AIG Employee Services,    AIG Equipment Finance
Corporation                                         Services, Inc.            Inc.                      Holdings, Inc.
AIG Europe Holdings       AIG FCOE, Inc.            AIG Federal Savings Bank  AIG Financial Advisor     AIG Financial Products
Limited                                                                       Services, Inc.            Corp.
AIG Fund Services, Inc.   AIG G5, Inc.              AIG Global Asset          AIG Global Capital        AIG Global Real Estate
                                                    Management Holdings Corp. Markets Securities, LLC   Investment (Europe)
                                                                                                        Limited
AIG Global Real Estate    AIG Global Real Estate    AIG Global Real Estate    AIG Home Loan 1, LLC      AIG Home Loan 2, LLC
Investment Corp.          Investment Corp. [Russia] Investment de Mexico, S.
                                                    de R.L. de C.V.
AIG Home Loan 3, LLC      AIG Home Loan 4, LLC      AIG Home Loan 5, LLC      AIG Insurance Management  AIG International Inc.
                                                                              Services, Inc.
AIG Kirkwood, Inc.        AIG Korean Real Estate    AIG Life Holdings, Inc.   AIG Life of Bermuda, Ltd. AIG Lodging
                          Development YH                                                                Opportunities, Inc.

-------------------------------------------------------------------------------
48 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------  ------------------------  -------------------------
AIG Markets, Inc.         AIG Matched Funding Corp. AIG MEA Investments and   AIG MEA Investments and   AIG Mortgage Capital, LLC
                                                    Services, Inc. [Dubai     Services, LLC
                                                    Airport Free Zone]
AIG North America, Inc.   AIG Offshore Systems      AIG PC European           AIG PC Global Services,   AIG PC Global Services,
                          Services, Inc.            Insurance Investments     Inc.                      Inc. United Kingdom
                                                    Inc.                                                branch
AIG Portfolio Solutions   AIG Procurement           AIG Property Casualty     AIG Property Casualty     AIG Property Casualty
LLC                       Services, Inc.            Company                   Europe Financing Limited  Inc.
AIG Property Casualty     AIG Property Casualty     AIG Realty, Inc.          AIG Relocation, Inc.      AIG S1, Inc.
International, LLC        U.S., Inc.
AIG Securities Lending    AIG Shared Services       AIG Shared Services       AIG Shared Services       AIG Specialty Insurance
Corp.                     Corporation               Corporation - Management  Corporation               Company
                                                    Services                  (Philippnines Branch)
AIG Spring Ridge I, Inc.  AIG Technologies, Inc.    AIG Trading Group Inc.    AIG Travel Assist, Inc.   AIG Travel EMEA Limited
AIG Travel Europe Limited AIG Travel, Inc.          AIG United Guaranty       AIG United Guaranty,      AIG Warranty Services of
                                                    Agenzia Di Assicurazione  Sociedad Limitada         Florida, Inc.
                                                    S.R.L.
AIG Warranty Services,    AIG WarrantyGuard, Inc.   AIG.COM, Inc.             AIG-FP Capital            AIG-FP Matched Funding
Inc.                                                                          Preservation Corp.        Corp.
AIG-FP Pinestead          AIG-FP Private Funding    AIG-FP Structured         AIGGRE 19 Chapin          AIGGRE 251 West 30th
Holdings Corp.            (Cayman) Limited          Finance (Cayman) Limited  Investor LLC              Street Investor LLC
AIGGRE 401 Hennepin       AIGGRE 520 Eola Investor  AIGGRE 5th and Summit     AIGGRE 6037 Investor LLC  AIGGRE 950 Second
Investor LLC              LLC                       Investor LLC                                        Investor, LLC
AIGGRE Bartlett Investor  AIGGRE Bartlett Investor  AIGGRE Beachwalk          AIGGRE Bellevue II        AIGGRE Bellevue
I LLC                     II LLC                    Investor LLC              Investor LLC              Investor, LLC
AIGGRE Bonita Springs     AIGGRE Bridges/Angeline   AIGGRE Carrollton         AIGGRE Cherry Creek       AIGGRE City Center
Investor LLC              Investor, LLC             Investor LLC              Investor, LLC             Investor LLC
AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe
Coconut Creek Investor    Investor LLC              Platform LLC              Stuart Investor LLC       Tallahassee Investor LLC
LLC
AIGGRE Columbia Hotel     AIGGRE Columbia Pike, LLC AIGGRE Consolidated       AIGGRE Corte Madera, LLC  AIGGRE Crescent Bellevue
Investor LLC                                        Retail Holdco LLC                                   Investor LLC
AIGGRE Crest Ridge        AIGGRE D36 Investor LLC   AIGGRE Dakota Springs     AIGGRE DC Ballpark        AIGGRE Dunwoody
Senior Housing Investor                             Investor LLC              Investor, LLC             Investor, LLC
LLC
AIGGRE Edgewater          AIGGRE Emerald Bay Club   AIGGRE EOLA, LLC          AIGGRE Fairfax, LLC       AIGGRE Fairways Investor
Investor LLC              Investor LLC                                                                  LLC
AIGGRE Forest City West   AIGGRE Foundry Investor   AIGGRE Gainesville West   AIGGRE Gardens Investor,  AIGGRE GT Assisted
Village Investor, LLC     LLC                       38 Investor LLC           LLC                       Living Investor, LLC
AIGGRE Hazel Dell         AIGGRE Hill7 Investor LLC AIGGRE Hyde Park, LLC     AIGGRE Island Club        AIGGRE King's Crossing
Investor LLC                                                                  Investor LLC              Investor LLC
AIGGRE Lake Norman        AIGGRE Lane Field         AIGGRE Laurel Towne       AIGGRE Lexington Hotel    AIGGRE Livermore
Investor LLC              Investor LLC              Centre Investor LLC       Investor LLC              Longfellow Investor LLC
AIGGRE LSU Baton Rouge,   AIGGRE Maple, LLC         AIGGRE Market Street II   AIGGRE Market Street LLC  AIGGRE Metro Place, LLC
LLC                                                 LLC
AIGGRE Mills Investor LLC AIGGRE MXIP-OD l LLC      AIGGRE MXIP-OD ll LLC     AIGGRE Mystic, LLC        AIGGRE Naples Investor
                                                                                                        LLC
AIGGRE Nashville Hotel    AIGGRE North Central      AIGGRE North Getty        AIGGRE Oakland Investor   AIGGRE Papermill
Investor LLC              Investor LLC              Investor LLC              LLC                       Investor I LLC
AIGGRE Papermill          AIGGRE Park Central II    AIGGRE Park Central, LLC  AIGGRE Paterson Investor  AIGGRE Peachtree, LLC
Investor II LLC           Investor LLC                                        LLC

-------------------------------------------------------------------------------
49 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------  ------------------------- ------------------------- -------------------------
AIGGRE Pearl Block 136    AIGGRE Rancho Dominguez   AIGGRE Redmond Investor,  AIGGRE Retail Investor    AIGGRE Retail Investor
Investor LLC              Investor LLC              LLC                       I, LLC                    II, LLC
AIGGRE Ritz Block         AIGGRE Riverfront, LLC    AIGGRE Riverhouse         AIGGRE San Pedro          AIGGRE Solana Olde Town
Investor LLC                                        Investor LLC              Industrial Owner LLC      Investor LLC
AIGGRE St. Charles        AIGGRE St. Simons         AIGGRE ST. Tropez         AIGGRE SWII Investor LLC  AIGGRE Tampa Parkland
Investor LLC              Investor LLC              Investor LLC                                        GP, LLC
AIGGRE Tampa Parkland,    AIGGRE Toringdon          AIGGRE Torrance II LLC    AIGGRE Torrance, LLC      AIGGRE UMN Hotel
LLC                       Investor LLC                                                                  Investor LLC
AIGGRE Uptown Village     AIGGRE Vantage Point      AIGGRE Vista, LLC         AIGGRE Williamsburg LLC   AIGGRE Windy Ridge
Investor LLC              Investor LLC                                                                  Investor LLC
AIU Insurance Company     AIUH LLC                  Akita, Inc.               Alabaster Capital LLC     AM Holdings LLC
Ambler Holding Corp.      American Athletic Club,   American General Annuity  American General          American General
                          Inc.                      Service Corporation       Assignment Corporation    Assignment Corporation
                                                                                                        of New York
American General          American General Life     American General Life     American General Life     American General Realty
Insurance Agency, Inc.    Insurance Co.             Insurance Company         Services Company, LLC     Investment Corporation
American Home Assurance   American International    American International    American International    American International
Company                   Facilities Management,    Group, Inc.               Realty Corporation        Reinsurance Company, Ltd.
                          LLC
Applewood Funding Corp.   Barnegat Funding Corp.    Barnegat Funding Trust    Blackbird Investments LLC Blackcap Investments LLC
                                                    2016-1
Bluewood Investments LLC  Branch Retail Partners    C&I UK Investments Ltd.   CAP Investor 1, LLC       CAP Investor 10, LLC
                          Consolidated, L.P.
CAP Investor 2, LLC       CAP Investor 4, LLC       CAP Investor 5, LLC       CAP Investor 8, LLC       Castle 2003-2 Trust
Castle US Inc.            CEF Lease Holding, LLC    Charleston Bay SAHP Corp. Chartis Excess Limited    Cherrywood Investments
                                                                                                        LLC
Commerce and Industry     Connective Mortgage       Crossings SAHP Corp.      Curzon Funding Limited    Curzon Funding LLC
Insurance Company         Advisory Company
Curzon Street Funding     Deerfield Gillete, LLC    Design Professionals      DIL/SAHP Corp.            Eaglestone Reinsurance
Designated Activity                                 Association Risk                                    Company
Company                                             Purchasing Group, Inc.
Eastcheap Investments     Eastgreen, Inc.           F 2000, Inc.              Falls Church Corporate    First Principles Capital
(Cayman) Limited                                                              Center LLC                Management, LLC
Fischbach L.L.C.          Flamebright Investment    Forest SAHP Corp.         FQA Master Tenant MM, LLC French Quarter
                          Limited                                                                       Apartments Manager, LLC
Global Loss Prevention,   Global Loss Prevention,   Grand Savannah SAHP Corp. Granite State Insurance   Graphite Management LLC
Inc.                      Inc. [Canada]                                       Company
Hamilton Customer Care    Hamilton Insurance        Hamilton Services, LLC    Hamilton Specialty        Hamilton U.S. Holdings,
Insurance Services, LLC   Company                                             Insurance Company         Inc.
Health Direct, Inc.       HPIS Limited              HPSC Hotel Owner LLC      HUMAN CONDITION SAFETY,   Illinois National
                                                                              INC.                      Insurance Co.
Knickerbocker Corporation Lavastone Capital LLC     Lexington Insurance       Livetravel, Inc.          Lower Makefield Investor
                                                    Company                                             LLC
LSTREET I, LLC            LSTREET II, LLC           MG Reinsurance Limited    MIP Mezzanine, LLC        MIP PE Holdings, LLC
Morefar Marketing, Inc.   Mt. Mansfield Company,    National Union Fire       National Union Fire       New Hampshire Insurance
                          Inc.                      Insurance Company Of      Insurance Company Of      Company
                                                    Pittsburgh                Vermont
Nightingale Finance       Nightingale Finance LLC   NSM Holdings, Inc.        NSM Investments, Inc.     OHCAP Investor 12, LLC
Limited
Orangewood Investments    Peachwood, LLC            Pearce & Pearce, Inc.     Persimmon LLC             Pine Street Real Estate
LLC                                                                                                     Holdings Corp.
Plumwood, LLC             Prairie SAHP Corp.        Quartz Holdings LLC       Raptor Funding Corp.      Rialto Melbourne
                                                                                                        Investor LLC

-------------------------------------------------------------------------------
50 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


        Company                   Company                   Company                   Company                   Company
------------------------  ------------------------  ------------------------- ------------------------- -------------------------
Risk Specialists          Rokland Limited           SA Affordable Housing,    SA Investment Group, Inc. SAAHP GP Corp.
Companies Insurance                                 LLC
Agency, Inc.
SAFG Retirement           SAHP GA III - SC LLC      SAHP NCCAP 18, LLC        SAHP NCCAP 19, LLC        SAI Deferred
Services, Inc.                                                                                          Compensation Holdings,
                                                                                                        Inc.
Sandstone (2017) Ltd.     SCSP Corp.                Service Net Solutions of  Service Net Warranty, LLC Seventh Street Funding
                                                    Florida, LLC                                        LLC
Slate Capital LLC         SLP Housing GPDNAC, LLC   SNW Insurance Agency, LLC SPIA I LLC                Spicer Energy LLC
Spicer Holding Corp.      Spruce Peak Realty, LLC   Stoneland Limited         Stowe Country Club LLC    Stowe Mountain Holdings,
                                                                                                        Inc.
SubGen NT, Inc.           SunAmerica Affordable     SunAmerica Asset          SunAmerica Fund Assets    SunAmerica Fund Assets
                          Housing Partners, Inc.    Management, LLC           101, LLC                  107, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
115, LLC                  123, LLC                  125, LLC                  127, LLC                  130, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
133, LLC                  134, LLC                  138, LLC                  155, LLC                  167, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
46, LLC                   47, LLC                   48, LLC                   51, LLC                   52, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
53, LLC                   54, LLC                   56, LLC                   57, LLC                   58, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
59, LLC                   60, LLC                   62, LLC                   63, LLC                   64, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
65, LLC                   67, LLC                   68, LLC                   69, LLC                   70, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
71, LLC                   72, LLC                   73, LLC                   74, LLC                   75, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
76, LLC                   77, LLC                   78, LLC                   79, LLC                   80, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
82, LLC                   85, LLC                   86, LLC                   88, LLC                   90, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
92, LLC                   95, LLC                   96, LLC                   II, LLC                   VII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
VIII, LLC                 XI, LLC                   XIII, LLC                 XIX, LLC                  XL, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XLI, LLC                  XLII, LLC                 XLIII, LLC                XVII, LLC                 XVIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXIV, LLC                 XXIX, LLC                 XXV, LLC                  XXVI, LLC                 XXVII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXVIII, LLC               XXX, LLC                  XXXI, LLC                 XXXII, LLC                XXXIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXXIV, LLC                XXXIX, LLC                XXXVI, LLC                XXXVII, LLC               XXXVIII, LLC
SunAmerica Fund Assets,   SunAmerica Georgia        SunAmerica Life           SunAmerica Retirement     The Insurance Company of
LLC                       Investors III, LLC        Reinsurance Company       Markets, Inc.             the State of Pennsylvania
The United States Life    The United States Life    The Variable Annuity      The Variable Annuity      Travel Guard Americas LLC
Insurance Company in the  Insurance Company in the  Life Ins. S/A             Life Insurance Company
City of New York          City of NY
Travel Guard Group, Inc.  U G Corporation           United Guaranty Corp.     VALIC Financial           VALIC Retirement
                                                                              Advisors, Inc.            Services Company
Webatuck Corp.            Yellowwood Investments
                          LLC

-------------------------------------------------------------------------------
51 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


9. Capital and Surplus and Dividend Restrictions
--------------------------------------------------------------------------------

A. Dividend Restrictions
--------------------------------------------------------------------------------

Under New York law, the Company may pay cash dividends only from Unassigned surplus determined on a statutory basis.

New York domiciled companies are restricted (on the basis of the lower of 10 percent of statutory earned surplus as defined in NY Insurance Law section 4105, adjusted for special surplus items, as of the last statement on file with the Superintendent, or 100 percent of adjusted net investment income for the preceding thirty-six month period ended as of the last statement on file with the Superintendent) as to the amount of ordinary dividends they may declare or pay in any twelve-month period without the prior approval of the NY DFS. The maximum dividend amount the Company can pay in 2019, as of December 31, 2018 is $0.

Other than the limitations above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to the stockholders.

The Company did not pay any dividends in 2018 and 2017.

B. Capital & Surplus
--------------------------------------------------------------------------------
Changes in balances of special surplus funds are due to adjustments in the amounts of reserves transferred under retroactive reinsurance agreements and when cash recoveries exceed the consideration paid.

The portion of Unassigned surplus at December 31, 2018 and 2017 represented or reduced by each item below is as follows:

                                                        As Adjusted*
   Years Ended December 31,                      2018       2017       2017
   ------------------------                    -------- ------------ --------
   Unrealized gains and losses (net of taxes)  $    148   $    290   $    244
   Nonadmitted asset values                       (216)      (125)      (130)
   Provision for reinsurance                       (30)       (20)       (20)

*  As Adjusted includes SSAP 3 prior year adjustments

The Company exceeded minimum RBC requirements at both December 31, 2018 and 2017.

10.Contingencies
--------------------------------------------------------------------------------

A. Legal Proceedings
--------------------------------------------------------------------------------
In the normal course of business, AIG and its subsidiaries are, like others in the insurance and financial services industries in general, subject to regulatory and government investigations and actions, and litigation and other forms of dispute resolution in a large number of proceedings pending in various domestic and foreign jurisdictions. Certain of these matters involve potentially significant risk of loss due to potential for significant jury awards and settlements, punitive damages or other penalties. Many of these matters are also highly complex and seek recovery on behalf of a class or similarly large number of plaintiffs. It is therefore inherently difficult to predict the size or scope of potential future losses arising from these matters. In AIG's insurance and reinsurance operations, litigation and arbitration concerning the scope of coverage under insurance and reinsurance contracts, and litigation and arbitration in which its subsidiaries defend or indemnify their insureds under insurance contracts, are generally considered in the establishment of loss reserves. Separate and apart from the foregoing matters involving insurance and reinsurance coverage, AIG, its subsidiaries and their respective officers and directors are subject to a variety of additional types of legal proceedings brought by holders of AIG securities, customers, employees and others, alleging, among other things, breach of contractual or fiduciary duties, bad faith and violations of federal and state statutes and regulations. With respect to these other categories of matters not arising out of claims for insurance or reinsurance coverage, the Company establishes reserves for loss contingencies when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from legal proceedings may exceed the amount of liabilities that has been recorded in its financial statements covering these matters. While such potential future charges could be material, based on information currently known to management, management does not believe, other than may be discussed below, that any such charges are likely to have a material adverse effect on the Company's financial position or results of operation.

-------------------------------------------------------------------------------
52 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

Additionally, from time to time, various regulatory and governmental agencies review the transactions and practices of AIG and its subsidiaries in connection with industry-wide and other inquiries into, among other matters, the business practices of current and former operating insurance subsidiaries. The Company has cooperated, and will continue to cooperate, in producing documents and other information in response to such requests.

B. Leases
--------------------------------------------------------------------------------
Lease expenses are allocated to the Company based upon the percentage of space occupied with the final share of cost based upon its percentage participation in the Combined Pool.

C. Other Commitments
--------------------------------------------------------------------------------
As part of its hedge fund, private equity and real estate equity portfolio investments, as of December 31, 2018, the Company may be called upon for additional capital investments of up to $780.

At December 31, 2018 the Company had $273 of outstanding commitments related to various funding obligations associated with investments in commercial and residential mortgage loans.

D. Guarantees
--------------------------------------------------------------------------------
The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that a guaranteed entity failed to make payments due under policies of insurance issued during the period of the guarantee. The Company has not been required to perform under any of the guarantees. The Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entity during the period in which the guarantee was in force.

Each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Additionally, the Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with hold harmless agreements relative to the guarantee of the divested affiliate. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

The following schedule sets forth the effective and termination dates (agreements with guarantees in run off), of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets and policyholder surplus for each guaranteed entity as of December 31, 2018:

-------------------------------------------------------------------------------
53 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                        Policyholder    Invested   Estimated  Policyholders'
                                                                Date    Obligations @   Assets @     Loss @      Surplus
Guaranteed Company                               Date Issued Terminated  12/31/2018    12/31/2018  12/31/2018   12/31/2018
------------------                               ----------- ---------- ------------- ------------ ---------- --------------
21st Century Advantage Insurance Company (f/
  k/a AIG Advantage Insurance Company )          12/15/1997   8/31/2009  $        61  $     28,171    $--      $    29,997
21st Century North America Insurance Company
  (f/k/a American International Insurance
  Company )                                       11/5/1997   8/31/2009       14,310       579,237     --          582,160
21st Century Pinnacle Insurance Company (f/k/a
  American International Insurance Company of
  New Jersey)                                    12/15/1997   8/31/2009        1,863        42,599     --           43,351
21st Century Superior Insurance Company (f/k/a
  American International Insurance Company of
  California, Inc.)                              12/15/1997   8/31/2009           --        29,756     --           31,378
AIG Edison Life Insurance Company (f/k/a GE
  Edison Life Insurance Company)                  8/29/2003   3/31/2011    6,171,405    90,562,013     --        2,096,371
American General Life and Accident Insurance
  Company *                                        3/3/2003   9/30/2010    1,455,005   171,697,141     --        6,350,255
American General Life Insurance Company *          3/3/2003  12/29/2006    7,848,780   171,697,141     --        6,350,255
American International Assurance Company
  (Australia) Limited **                          11/1/2002  10/31/2010      443,000     1,799,000     --          574,000
Chartis Europe, S.A. (f/k/a AIG Europe, S.A.) *   9/15/1998  12/31/2012    4,874,370    12,971,749     --        4,024,837
AIG Seguros Mexico, S.A. de C.V. (f/k/a AIG
  Mexico Seguros Interamericana, S.A. de
  C.V.) *                                        12/15/1997   3/31/2015      113,503       148,770     --          132,764
Chartis UK (f/k/a Landmark Insurance
  Company, Limited (UK)) *                         3/2/1998  11/30/2007      227,494    12,971,749     --        4,024,837
Farmers Insurance Hawaii (f/k/a AIG Hawaii
  Insurance Company, Inc.)                        11/5/1997   8/31/2009          587        98,707     --           96,108
Lloyd's Syndicate (1414) Ascot (Ascot
  Underwriting Holdings Ltd.)                     1/20/2005  10/31/2007        7,445       687,603     --            3,332
SunAmerica Annuity and Life Assurance
  Company (Anchor National Life Insurance
  Company) *                                       1/4/1999  12/29/2006      767,160   171,697,141     --        6,350,255
SunAmerica Life Insurance Company *                1/4/1999  12/29/2006    2,165,907   171,697,141     --        6,350,255
The United States Life Insurance Company in
  the City of New York                             3/3/2003   4/30/2010    3,481,072    27,590,498     --        1,278,050
The Variable Annuity Life Insurance Company        3/3/2003  12/29/2006    1,750,022    77,115,094     --        2,689,564
                                                 ----------  ----------  -----------  ------------    ---      -----------
Total                                                                    $29,321,984  $911,413,510    $--      $41,007,769
                                                 ==========  ==========  ===========  ============    ===      ===========

*  Current affiliates
** AIA was formerly as subsidiary of AIG, Inc. In previous years AIA provided the direct policyholder obligations as of each year end. However, starting in 2014 AIA declined to provide financial information related to these guarantees. The financial information reflects amounts as of December 31, 2012, at which time the guaranteed entities had invested assets in excess of direct policyholder obligations and were in a positive surplus position. Such amounts continue to remain the Company's best estimate given available financial information. The guaranteed policyholder obligations will decline as the policies expire.

E. Joint and Several Liabilities
--------------------------------------------------------------------------------
AIU and American Home are jointly and severally obligated to policyholders of their Japan branches, in connection with transfers of the business of those Japan branches to Japan-domiciled affiliates in 2013 and 2014, respectively. Under the terms of the transfer agreement, the Japan affiliates have agreed to be responsible for 100% of the obligations associated with such policies, and management expects such companies to satisfy their obligation. The Company carries no reserves with respect to such liabilities. The Japanese affiliates carried $20 and $26 of loss reserves in respect of such policies, as of December 31, 2018 and 2017, respectively. As of December 31, 2018, if the Japan affiliates were to fail to satisfy their obligations, the Company's share of the aggregate exposure under the pooling agreement is $12.

Each Pool member is also jointly and severally obligated to the other Pool members, in proportion to their pool share, in the event any other Pool member fails.

-------------------------------------------------------------------------------
54 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


11.Other Significant Matters
--------------------------------------------------------------------------------

A. Other Assets
--------------------------------------------------------------------------------
As of December 31, 2018 and 2017, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

Other admitted assets                                           2018     2017
---------------------                                         -------  --------
Collateral on derivative liabilities                          $    --  $      9
Deposit accounting assets                                          11        13
Equities in underwriting pools and associations                   (11)        8
Guaranty funds receivable on deposit                                9         9
Loss funds on deposit                                              72        54
Other assets                                                       78       104
                                                              -------  --------
Total other admitted assets                                   $   159  $    197
                                                              =======  ========

B. Other Liabilities
--------------------------------------------------------------------------------
As of December 31, 2018 and 2017, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

Other liabilities                                               2018     2017
-----------------                                             -------  -------
Accrued retrospective premiums                                $    24  $    25
Borrowed money                                                     --       65
Collateral on derivative assets                                     6       --
Deferred commission earnings                                       44       61
Deposit accounting liabilities                                      4       32
Derivative instruments                                             --       14
Paid loss clearing contra liability (loss reserve offset for
  paid claims)                                                    (36)     (77)
Other accrued liabilities                                         306      226
Remittances and items not allocated                                12       10
Retroactive reinsurance reserves - ceded                          (29)     (26)
Servicing carrier liability                                         8        9
Statutory contingency reserve                                     137      105
                                                              -------  -------
Total other liabilities                                       $   476  $   444
                                                              =======  =======

C. Other (Expense) Income
--------------------------------------------------------------------------------
For the years ended December 31, 2018, 2017 and 2016, other (expense) income as reported in the accompanying Statements of Operations and Changes in Capital and Surplus were comprised of the following balances:

Other income (expense)                                 2018     2017     2016
----------------------                               -------  -------  -------
Fee income on deposit programs                       $     1  $     4  $     7
Gain on sale of medical stop-loss business                --       91       --
Interest expense on reinsurance program                 (148)     (54)     (47)
Other (expense) income                                    11       (2)      20
                                                     -------  -------  -------
Total other income (expense)                         $  (136) $    39  $   (20)
                                                     =======  =======  =======

-------------------------------------------------------------------------------
55 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Non- Cash items
--------------------------------------------------------------------------------
For the years ended December 31, 2018, 2017 and 2016, the amounts reported in the Statements of Cash Flow are net of the following non-cash items:

Non-cash transactions                                  2018     2017     2016
---------------------                                -------  -------  -------
Capital contribution from parent:
   Pooling Restructure Transaction                   $    --  $    --  $   700
   Receivable                                            150       --       --
Dividends to parent:                                                        --
   Securities                                             --       --     (600)
Funds Held:                                                                 --
   Premiums collected                                    (62)    (313)    (441)
   Benefit and loss related payments                     (15)     229      244
   Interest                                             (146)     (60)     (46)
   Commissions                                            23      114      129
   Funds Held                                            200       30      114
Securities received/transferred:
   Securities received                                 1,244      972      986
   Securities transferred                             (1,662)  (1,337)    (824)
Miscellaneous expense (income)                            --       --       --
   Intercompany                                           --       --       55
Other:                                                                      --
   Securities*                                            --       --      650

* 2015 Capital Contribution recorded as a receivable was settled in 2016 in the form of cash and securities.

E. Federal Home Loan Bank ("FHLB") Agreements
--------------------------------------------------------------------------------
The Company is a member of the FHLB of New York. Such membership requires ownership of stock in the FHLB. The Company owned an aggregate of $9 and $12 of stock in the FHLB at December 31, 2018 and 2017, respectively.

Through its membership, the Company has conducted business activity (borrowings) with the FHLB. The Company utilizes the FHLB facility to supplement liquidity or for other uses deemed appropriate by management. The outstanding borrowings are being used primarily for interest rate risk management purposes in connection with certain reinsurance arrangements, and the balances are expected to decline as underlying premiums are collected. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. The FHLB applies a haircut to collateral pledged to determine the amount of borrowing capacity it will provide to its member. As of December 31, 2018, the Company had an actual borrowing capacity of $1,107 based on qualified pledged collateral. At December 31, 2018, the Company had borrowings of $0 from the FHLB.

F. Insurance-Linked Securities
--------------------------------------------------------------------------------
As of December 31, 2018, the Company was not a ceding insurer in catastrophe bond reinsurance transactions in force. As of December 31, 2017, the Company was a ceding insurer in three catastrophe bond reinsurance transactions in force covering the Company's direct and assumed property exposures. As of December 31, 2017, the aggregate amount the Company may have received under these arrangements in the event of catastrophic events that exceeded the related attachment points for each applicable bond was $184.

G. Sale of Medical Stop-loss and Organ Transplant Business
--------------------------------------------------------------------------------
On October 15, 2017, the Pool sold its medical stop-loss and organ transplant business and renewal rights to Tokio Marine HCC Life Insurance Company. The sale of the renewal rights resulted in a gain of $91 for the Company. In addition to the sale of the renewal rights, the Pool entered into a 100 percent quota share reinsurance agreement to cede the in-force liabilities of these businesses as of the transaction date, which resulted in a gain of $6.5 for the Company.

-------------------------------------------------------------------------------
56 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

American Home Assurance Company
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


12.Subsequent Events
--------------------------------------------------------------------------------
Subsequent events have been considered through April 22, 2019 for these Financial Statements issued on April 22, 2019.

Type I - Recognized Subsequent Events:

In February 2019, the NY DFS approved the Company's request to record a $150 contribution from AIG PC US, settled in the form of cash, in its 2018 Financial Statement. The contribution was reflected as a receivable as of December 31, 2018 and as gross paid in and contributed surplus pursuant to SSAP No. 9, Subsequent Events, and SSAP No. 72, Surplus and Quasi-Reorganizations.

Type II - Nonrecognized Subsequent Events:

Share Repurchase

On January 23, 2019, the NY DFS approved the Company's plan to distribute an amount of up to approximately $504 to its immediate parent, an increase in the par value of its common stock from $17 per share to $20 per share and a decrease in the minimum number of directors from 13 to 7. The distribution would be accomplished via a share repurchase agreement with the per share repurchase price equal to the Company's statutory book value per share, calculated as of September 30, 2018.

On February 14, 2019, the Company repurchased 139,000 shares of its issued and outstanding common stock, resulting in a distribution to its immediate parent of $502 and a reduction in its common capital stock and gross paid in and contributed surplus of $2 and $500, respectively. On that same date, the Company filed an amendment to its charter with NY DFS to increase the par value of the Company's common stock from $17 to $20 per share. The increase to the par value resulted in an increase of $5 to the Company's common capital stock and a reduction to its gross paid in and contributed surplus of the same amount, post share repurchase.

AIGGRE Restructure

In 2019, the Company and several of its U.S. insurance company affiliates established AIGGRE US Real Estate Fund III LP (US Fund III), a real estate investment fund managed AIGGRE. At the closing of US FUND III, on January 2, 2019, the Company made a capital commitment to the fund of up to $146 (representing an approximately 9.73% equity interest therein). In connection with the closing of US Fund III, the Company contributed cash (approximately $23) to the fund. The Company's unfunded capital commitment to U.S. Fund III, after certain additional capital was called, was approximately $116.

-------------------------------------------------------------------------------
57 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

                                    PART C
                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)Financial statements

   The required financial statements are included in Part B of this Registration Statement:

     . The Audited Financial Statements of Separate Account D of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

     . The Audited Financial Statements of American General Life Insurance Company Separate Account VA-1 of American General Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

     . The Audited Statutory Financial Statements of American General Life Insurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

     . The Audited Statutory Financial Statements of American Home Assurance Company as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

(b)Exhibits.

   1(a) American General Life Insurance Company of Delaware Board of Directors resolution authorizing the establishment of Separate Account D. (13)

   1(b)(i) Resolution of the Board of Directors of American General Life Insurance Company authorizing the consolidation of the Separate Account (Filed Herewith)

   1(b)(ii) Letter dated June 27, 2002 from American General Life Companies to the Commissioner of Insurance of the Texas Department of Insurance describing, among other things, that the registrant will be maintained under Texas law, post merger. (9)

   1(b)(iii) Section 5, the "Governing Law and Name of Surviving Corporation," of the Agreement and Plan of Merger among All American Life Insurance Company, The American Franklin Life Insurance Company, The Franklin Life Insurance Company and American General Life Insurance Company, dated as of June 24, 2002, including Section 5.2, the "Governing Law Regarding the Maintenance of Separate Accounts." (9)

   2         Not applicable.

   3(a) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (12)

   3(b)      Form of Selling Group Agreement. (9)

    4(a)(i) Specimen form of Combination Fixed and Variable Annuity Contract (Form No. T1575). (2)

    4(a)(ii) Specimen form of Combination Fixed and Variable Annuity Contract
             (Form No. T1575Z) ("unisex" version). (2)

    4(b)(i) Specimen form of Terminal Illness Waiver of Surrender Charges Rider. (2)

    4(b)(ii) Specimen form of Long Term Care Waiver of Surrender Charges
             Rider. (2)

    4(c)     Specimen form of Qualified Contract Endorsement. (1)

    4(d)     Specimen form of Individual Retirement Annuity Endorsement. (2)

    4(e)     Specimen form of Section 457 Contract Endorsement.(1)

    4(f)     Specimen form of Section 403(b) Annuity Contract Endorsement. (2)

    4(g)     Specimen form of Death Benefit Endorsement. (3)

    4(h)(i) Specimen form of Individual Retirement Annuity Disclosure Statement and Financial Disclosure available under Contract Form No. T1575 and T1575Z. (7)

    4(h)(ii) Specimen form of Roth Individual Retirement Annuity Disclosure
             Statement and Financial Disclosure available under Contract Form No. T1575 and T1575Z. (7)

    4(i)     Assumption Certificate. (9)

    5(a)     Specimen form of Application for Contract Form Nos. T1575 and
             T1575Z. (2)

    5(b) Form of The Chairman(R) Variable Annuity Service Request Form, Form No. AGLC 100557. (14)

    5(c) Form of The Chairman(R) Election of Annuity Payment Option/Change Form, Form No. AGLC 100558. (14)

    6(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (4)

    6(b) By-Laws of American General Life Insurance Company, adopted January 22, 1992. (5)

    6(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (6)

    7        Not Applicable.

    8(a) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies (formerly American General Independent Producer Division). (11)

    8(b)(i) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

    8(b)(ii) Form of Amendment No. 3 to Amended and Restated Participation
             Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (9)

   8(c)(i) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (8)

   8(c)(ii) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (9)

   8(d)(i) Form of Service Contract by and between Fidelity Distributors Corporation and American General Life Insurance Company. (8)

   8(e)(i) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (8)

   8(f)(i) Form of Participation Agreement among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (10)

   8(f)(ii) Form of Amendment No. 5 to Participation Agreement among MFS Variable Insurance Trust, American General Life Insurance Company. (8)

   8(f)(iii) Form of Amendment No. 8 to Participation Agreement among MFS
             Variable Insurance Trust, American General Life Insurance Company. (9)

   9         Opinion of Counsel and Consent of Depositor (Filed Herewith)

   10(a)     Consent (Filed Herewith)

   10(b) Opinion & Consent of Lauren W. Jones, Deputy General Counsel of American General Life Companies, LLC. (14)

   11        Not applicable.

   12        Not applicable.

   13 (a) Power of Attorney -- American General Life Insurance Company Directors (Filed Herewith)

      (b) Power of Attorney -- American Home Assurance Company Directors (Filed Herewith)

   14        Not applicable.

   27        Not applicable.

-------------------------------
(1) Incorporated by reference to similarly designated exhibit to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed August 20, 1996.

(2) Incorporated by reference to similarly designated exhibit to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed November 26, 1996.

(3) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed on March 1, 1999.

(4) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(5) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1992.

(6) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(7) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-10489) of The American Franklin Life Insurance Company Separate Account VA-1 filed on April 18, 2002.

(8) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(9) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(10)Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998. C-6

(11)Incorporated by reference to Pre-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 33-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(12)Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(13)Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 2-49805) of American General Life Insurance Company Separate Account D filed on December 6, 1973.

(14)Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-102302) of American General Life Insurance Company Separate Account VA-1 filed on December 31, 2002.

Item 25. Directors and Officers of the Depositor

 The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

 Names, Positions and Offices Held with Depositor
 ------------------------------------------------
 Kevin T. Hogan(3)          Director, Chairman of the Board, Chief Executive
                            Officer, and President

 Katherine A. Anderson      Director, Senior Vice President and Chief Risk
                            Officer

 Thomas J. Diemer           Director, Executive Vice President and Chief
                            Financial Officer

 Terri N. Fiedler           Director, Senior Vice President and Chief
                            Distribution Officer

 Michael P. Harwood         Director, Senior Vice President, Chief Actuary and
                            Corporate Illustration Actuary

 Names, Positions and Offices Held with Depositor
 ------------------------------------------------
 Jonathan J. Novak(5)       Director and Chief Executive Officer,
                            Institutional Markets

 Craig A. Sabal(6)          Director, Senior Vice President and Chief
                            Investment Officer

 Todd P. Solash(1)          Director and Chief Executive Officer, Individual
                            Retirement

 Adam C. Winslow(7)         Director and Chief Executive Officer, Life
                            Insurance

 James Bracken(3)           Executive Vice President, Head of Legacy Portfolio

 Evelyn Curran              Executive Vice President

 Gabriel A. Lopez(1)        Senior Vice President, Individual Retirement
                            Operations

 Bryan A. Pinsky(1)         Senior Vice President, Individual Retirement
                            Products

 Sabyasachi Ray(3)          Senior Vice President and Chief Operating Officer

 Christine A. Nixon(1)      Senior Vice President

 Axel P. Andre(1)           Senior Vice President, Market Risk Management

 Christopher V.             Senior Vice President, Market Risk Management
 Muchmore(1)

 Kyle L. Jennings           Senior Vice President and Chief Compliance Officer

 William C. Kolbert(4)      Senior Vice President and Business Information
                            Officer

 Sai P. Raman(4)            Senior Vice President, Institutional Markets

 Timothy M. Heslin          Senior Vice President and Chief Life Product and
                            Underwriting Officer

 Craig A. Anderson          Senior Vice President and Life Controller

 Justin J.W. Caulfield(3)   Vice President and Treasurer

 Mallary L. Reznik(1)       Vice President, General Counsel and Assistant
                            Secretary

 Julie Cotton Hearne        Vice President and Secretary

 Mark A. Peterson           Vice President, Distribution

 Leo W. Grace               Vice President, Product Filing

 Tracey E. Harris           Vice President, Product Filing

 Christina M. Haley(1)      Vice President, Product Filing

 Mary M. Newitt(1)          Vice President, Product Filing

 Daniel R. Cricks           Vice President and Tax Officer

 Names, Positions and Offices Held with Depositor
 ------------------------------------------------
 Stephen G. Lunanuova (6)   Vice President and Tax Officer

 Barbara J. Moore           Vice President and Tax Officer

 T. Clay Spires             Vice President and Tax Officer

 Michael E. Treske(1)       Vice President, Distribution

 Frank Kophamel             Vice President and Appointed Actuary

 Manda Ghaferi(1)           Vice President

 Michelle D. Campion(5)     Vice President

 Jeffrey S. Flinn           Vice President

 Jennifer N. Miller(5)      Vice President

 Stewart R. Polakov(1)      Vice President

 Thomas A. Musante (5)      Vice President

 William L. Mask            Vice President

 Jennifer A. Roth (1)       Vice President, 38a-1 Compliance Officer

 Edward P. Voit (7)         Vice President

 Amanda K. Ouslander        Anti-Money Laundering and Economic Sanctions
                            Compliance Officer

 Rosemary Foster            Assistant Secretary

 David J. Kumatz (2)        Assistant Secretary

 Virginia N. Puzon (1)      Assistant Secretary

 Grace D. Harvey (2)        Illustration Actuary

 Laszlo Kulin (6)           Investment Tax Officer

 Alireza Vaseghi (3)        Managing Director and Chief Operating Officer,
                            Institutional Markets

 Melissa H. Cozart          Privacy Office

---------------
(1) 21650 Oxnard Street, Woodland Hills, CA 91367
(2) 2000 American General Way, Brentwood, TN 37027
(3) 175 Water Street, New York, NY 10038
(4) 50 Danbury Road, Wilton, CT 06897
(5) 777 S. Figueroa Street, Los Angeles, CA 90017
(6) 80 Pine Street, New York, NY 10005
(7) 58 Fenchurch Street, London, United Kingdom EC3M 4AB

Item 26. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Registrant is a separate account of American General Life Insurance Company ("Depositor"). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession
No. 0000005272-19-000023, filed on February 15, 2019. Exhibit 21 is incorporated herein by reference.

Item 27. Number of Contract Owners

As of September 30, 2019, there were 295 owners of contracts of the class covered by this registration statement.

Item 28. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

AMERICAN GENERAL LIFE INSURANCE COMPANY

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Item 29. Principal Underwriters

(a) AIG Capital Services, Inc. acts as distributor for the following investment companies:

    American General Life Insurance Company
    Variable Separate Account
    Variable Annuity Account Five
    Variable Annuity Account Seven
    Variable Annuity Account Nine
    Separate Account D
    Separate Account I
    Separate Account VL-R

    The United States Life Insurance Company in the City of New York FS Separate Account D
    FS Variable Annuity Account Five
    Separate Account USL VL-R
    Separate Account USL A

    The Variable Annuity Life Insurance Company
    Separate Account A

(b) Directors, Officers and principal place of business:

    Officer/Directors*                 Position
    ------------------                 --------
    Terri N. Fiedler(1)                Director
    James T. Nichols(2)                Director, President and Chief Executive
                                       Officer
    Frank Curran(2)                    Vice President, Chief Financial Officer,
                                       Chief Operating Officer, Controller and
                                       Treasurer
    Michael Fortey(1)                  Chief Compliance Officer
    Michael E. Treske                  Chief Distribution Officer, Mutual Funds
                                       and Variable Annuities
    Julie A. Cotton Hearne(1)          Vice President and Secretary
    John Thomas Genoy(2)               Vice President
    Mallary Loren Reznik               Vice President
    Daniel R. Cricks(1)                Vice President, Tax Officer
    Thomas Clayton Spires(1)           Vice President, Tax Officer
    Rosemary Foster(1)                 Assistant Secretary
    Virginia N. Puzon                  Assistant Secretary

--------
* Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.
(1) 2919 Allen Parkway, Houston, TX 77019
(2) 160 Greene Street, Jersey City, NJ 07311

(c) AIG Capital Services, Inc. retains no compensation or commissions from the Registrant.

Item 30. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at 1050 North Western Street, Amarillo, Texas 79016.

Item 31. Management Services Not Applicable.

Item 32. Undertakings

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

Undertakings of the Depositor

During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period"), filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectuses to policy owners, an offer to supply the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.

As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the American Home Guarantee was terminated for prospectively issued Policies. The American Home Guarantee will not cover any Policies with a date of issue later than the Point of Termination. The American Home Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination until all insurance obligations under such Policies are satisfied in full.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account D, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston and State of Texas, on this 1st day of November, 2019.

                                 AMERICAN GENERAL LIFE INSURANCE COMPANY
                                 SEPARATE ACCOUNT D
                                 (Registrant)

                                 BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
                                      (On behalf of the Registrant and itself)

                                 BY:  /s/ CRAIG A. ANDERSON
                                      ------------------------------------------
                                      CRAIG A. ANDERSON SENIOR VICE PRESIDENT
                                      AND LIFE CONTROLLER

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature                               Title                       Date
---------                               -----                       ----

*KEVIN T. HOGAN           Director, Chairman, Chief           November 1, 2019
------------------------  Executive Officer, and President
KEVIN T. HOGAN

*KATHERINE A. ANDERSON    Director, Senior Vice President     November 1, 2019
------------------------  and Chief Risk Officer
KATHERINE A. ANDERSON

*THOMAS J. DIEMER         Director, Executive Vice President  November 1, 2019
------------------------  and Chief Financial Officer
THOMAS J. DIEMER

*TERRI N. FIEDLER         Director, Senior Vice President     November 1, 2019
------------------------  and Chief Distribution Officer
TERRI N. FIEDLER

*MICHAEL P. HARWOOD       Director, Senior Vice President,    November 1, 2019
------------------------  Chief Actuary and Corporate
MICHAEL P. HARWOOD        Illustration Actuary

*JONATHAN J. NOVAK        Director, Chief Executive Officer,  November 1, 2019
------------------------  Institutional Markets
JONATHAN J. NOVAK

*CRAIG A. SABAL           Director, Senior Vice President     November 1, 2019
------------------------  and Chief Investment Officer
CRAIG A. SABAL

*TODD P. SOLASH           Director, Chief Executive Officer,  November 1, 2019
------------------------  Individual Retirement
TODD P. SOLASH

*ADAM C. WINSLOW          Director, Chief Executive Officer,  November 1, 2019
------------------------  Life Insurance
ADAM C. WINSLOW

/s/ CRAIG A. ANDERSON     Senior Vice President and Life      November 1, 2019
------------------------  Controller
CRAIG A. ANDERSON

/s/ MANDA GHAFERI         Attorney-in-Fact                    November 1, 2019
------------------------
*MANDA GHAFERI

                                  SIGNATURES

American Home Assurance Company has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 1st day of November, 2019.

                                 AMERICAN HOME ASSURANCE COMPANY

                                 BY:  /s/ BRIAN GREENSPAN
                                      ------------------------------------------
                                      BRIAN GREENSPAN
                                      STATUTORY CONTROLLER AND SENIOR VICE
                                      PRESIDENT

This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                               Title                       Date
---------                               -----                       ----

/s/ DAVID H. McELROY      Director, President, CEO and        November 1, 2019
------------------------  Chairman of the Board of Directors
DAVID H. McELROY

/s/ ALEXANDER R. BAUGH    Director                            November 1, 2019
------------------------
ALEXANDER R. BAUGH

/s/ THOMAS A. BOLT        Director                            November 1, 2019
------------------------
THOMAS A. BOLT

/s/ ELIAS F. HABAYEB      Director and Chief Financial        November 1, 2019
------------------------  Officer
ELIAS F. HABAYEB

/s/ BARBARA J. LUCK       Director                            November 1, 2019
------------------------
BARBARA J. LUCK

/s/ KENNETH RIEGLER       Director                            November 1, 2019
------------------------
KENNETH RIEGLER

/s/ ANTHONY VIDOVICH      Director                            November 1, 2019
------------------------
ANTHONY VIDOVICH


*BY:  /s/ BRIAN GREENSPAN
      --------------------------
      BRIAN GREENSPAN
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 Exhibits
 --------
 (1)(b)(i) Resolution of the Board of Directors of American General Life Insurance Company authorizing the consolidation of the Separate Account

 (9)        Opinion of Counsel and Consent of Depositor

 (10)(a)    Consent

 (13)(a)    Power of Attorney - American General Life Insurance Company
            Directors

 (13)(b)    Power of Attorney - American Home Assurance Company Directors

                                      E-1